0000816332

1-A/A

As filed with the Securities and Exchange Commission on May 16, 2012

File No. 24-10316

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

12025273

FORM 1-A
AMENDMENT NO. 4
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

LYONS BANCORP, INC.
(Exact name of issuer as specified in its charter)

New York

(State or other jurisdiction of incorporation or organization)

35 William Street
Lyons, New York 14489
(315) 946-4871

(Name, address, including zip code and telephone number, including area code, of the issuer's principal executive offices)

Robert A. Schick
President
35 William Street
Lyons, New York 14489
(315) 946-4871

(Name, address, including zip code and telephone number, including area code, of agent for service)

6712 (Primary Standard Industrial Classification Code Number)	**31-1210180** (I.R.S. Employer Identification Number)

With Copies to:

Gregory W. Gribben, Esq.
Woods Oviatt Gilman LLP
700 Crossroads Building
2 State Street
Rochester, New York 14614
Phone: (585) 987-2800
Facsimile: (585) 454-3968

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

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PART I - NOTIFICATION

ITEM 1. Significant Parties

(a) The following lists the names and business and residential addresses of the directors of the issuer:

Name	Business Address	Residential Address
David J. Breen, Jr.	Herremas Food Market, Inc. 125 Pattonwood Drive Rochester, New York 14617	2038 Daansen Road Palmyra, New York 14522
Clair J. Britt, Jr.	The Lyons National Bank 35 William Street Lyons, New York 14489	8632 Helch Road Lyons, New York 14489
Joseph Fragnoli	Super Casuals 52 Seneca Street Geneva, New York 14489	4229 Shady Beach Seneca Falls, New York 13148
Andrew F. Fredericksen	1160J Pittsford-Victor Road Pittsford, New York 14534	6751 Springdale Court Victor, New York 14564
Dale H. Hemminger	PO Box 168 Seneca Castle, New York 14547	4490 Seneca View Geneva, New York 14456
James A. Homburger	James A. Homburger 305 East Avenue Newark, New York 14513	6360 Ann Lee Drive North Rose, New York 14516
Thomas L. Kime	The Lyons National Bank 35 William Street Lyons, New York 14489	3784 Kime Beach Road Geneva, New York 14456
Bradley Person	Nuttall Golf Cars, Inc. 5543 Route 14 Sodus, New York 14451	679 Hightower Way Webster, New York 14580
James E. Santelli	None	2096 Warncke Road Lyons, New York 14489
Robert A. Schick	The Lyons National Bank 35 William Street Lyons, New York 14489	477 South Main Street Geneva, New York 14456
John J. Werner, Jr.	None	9469 Bridger Lane North Rose, New York 14516

(b) The following lists the names and business and residential addresses of the executive officers of the issuer:

Name	Business Address	Residential Address
Robert A. Schick, President and CEO	35 William Street Lyons, New York 14489	477 South Main Street Geneva, New York 14456
Diana R. Johnson, Treasurer	35 William Street Lyons, New York 14489	2052 Kenyon Road Ontario, New York 14519

(c) The issuer has no general partners.

(d) The following lists the names and business and residential addresses of the record owners of 5% or more of the issuer's common stock, its only outstanding class of securities.

Name	Business Address	Residential Address
Philip L. & Mary C. Paliotti	None	40 Dickerson Street Lyons, New York 14489
John J. & Mary T. Werner, Jr.	None	9469 Bridger Lane North Rose, New York 14516

(e) The following lists the names and business and residential addresses of the beneficial owners of 5% or more of the issuer's common stock, its only outstanding class of securities:

Name	Business Address	Residential Address
Philip L. & Mary C. Paliotti	None	40 Dickerson Street Lyons, New York 14489
William S. Gavitt, Jr.	None	2040 Falkey Road Phelps, NY 14532
John J. & Mary T. Werner, Jr.	None	9469 Bridger Lane North Rose, New York 14516

(f) There are no promoters of the issuer in connection with this offering.

(g) The table in (a) identifies each person who may be deemed to be an affiliate of issuer.

Name of Affiliate	Address
The Lyons National Bank	35 William Street Lyons, New York 14489
Lyons Realty Associates Corp.	35 William Street Lyons, New York 14489
Lyons Capital Statutory Trust I	35 William Street Lyons, New York 14489
Lyons Capital Statutory Trust II	35 William Street Lyons, New York 14489
Lyons Statutory Trust III	35 William Street Lyons, New York 14489

See officers, directors and record and beneficial owners listed in items (a) through (e) above.

(h) Woods Oviatt Gilman LLP, 700 Crossroads Building, Rochester, New York 14614 serves as counsel to the issuer with respect to the proposed offering.

(i) Northeast Capital & Advisory, Inc., 7 Airport Park Blvd., Latham, New York, 12110 serves as selling agent to the issuer with respect to the proposed offering.

(j) The following lists the name and residential address of the sole director of the selling agent:

Name of Director	Address
Arthur L. Loomis, II	111 Partridge Run Niskayuna, New York 12309

(k) The following lists the name and residential address of the sole officer of the selling agent:

Name of Officer	Address
Arthur L. Loomis, II (President)	111 Partridge Run Niskayuna, New York 12309

(l) The selling agent does not have any general partners.

(m) Alston & Bird LLP, 90 Park Avenue, New York, New York 10016, serves as counsel to the selling agent with respect to the proposed offering.

ITEM 2. **Application of Rule 262**

No persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

ITEM 3. **Affiliate Sales**

Not applicable.

ITEM 4. **Jurisdictions in Which Securities Are to be Offered**

(a) Northeast Capital & Advisory, Inc. will assist the issuer with this offering in Connecticut, Massachusetts, Nebraska, New York, and Pennsylvania.

(b) The issuer, by means of this offering circular, is making this offering in the States Alabama, Alaska, Colorado, Connecticut, Florida, Georgia, Hawaii, Iowa, Illinois, Indiana, Massachusetts, Maryland, Nebraska, Nevada, New York, North Carolina, Pennsylvania, South Carolina, Texas, Virginia, and Washington, directly through its executive officers and directors, or with the assistance of the selling agent as provided above in Item 4.(a). No director, officer or other employee of the issuer will receive remuneration in connection with the sale of the securities in this offering, except such persons may be reimbursed their reasonable out-of-pocket expenses.

ITEM 5. **Unregistered Securities Issued or Sold Within One Year**

(a) Since March 2, 2011, Lyons Bancorp., Inc., has issued its common stock to the following persons in the following amounts and aggregate offering prices:

Table 1:

Name and Identity	No. of Shares	Aggregate Offering Price
Robert A. Schick President, CEO and Director Lyons Bancorp, Inc. The Lyons National Bank	2,550	$81,336
Clair J. Britt, Jr. Executive Vice President and Senior Commercial Lending Officer The Lyons National Bank Director, Lyons Bancorp, Inc.	425	$13,581

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Name and Identity	No. of Shares	Aggregate Offering Price
Diana R. Johnson Executive Vice President and Chief Financial Officer The Lyons National Bank Treasurer, Lyons Bancorp	516	$16,450
Thomas L. Kime Executive Vice President and Chief Operating Officer The Lyons National Bank Director, Lyons Bancorp, Inc.	598	$19,080
Stephen V. DeRaddo Executive Vice President and Senior Retail Lending Officer The Lyons National Bank	379	$12,097
Phillip M. McCann Executive Vice President and Chief Credit Officer The Lyons National Bank	153	$4,934

Table 2:

Name and Identity	No. of Shares	Aggregate Offering Price
Margot Baldwin IRA Existing customer of The Lyons National Bank	225	$6,300
Mary Howell-Martens IRA Existing customer of The Lyons National Bank	517	$14,490
Klaas Martens IRA Existing customer of The Lyons National Bank	492	$13,776
James J. Pacello III Existing customer of The Lyons National Bank	150	$4,500

Name and Identity	No. of Shares	Aggregate Offering Price
Deborah L. Person Joshua B. Person UGM Existing customer of The Lyons National Bank	15	$460
Frank G. Steigerwald Marjorie A. Steigerwald Existing customer of The Lyons National Bank	375	$10,500

(b) None.

(c) The sales of securities provided in Table 1 above were in reliance on the exemption from the registration requirements of the Securities Act provided in Rule 701, as promulgated under the Securities Act. This exemption was relied upon based on the following facts: (i) the issuer is not subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act and is not an investment company registered or required to be registered under the Investment Company Act, (ii) each of the sales listed in Table 1 above was completed under a deferred compensation agreement that qualifies as a written compensatory contract pursuant to Section 5(c)(2) of Rule 701, (iv) the aggregate amount of securities issued in reliance on Rule 701 during any relevant twelve (12) month period before or after such sales does not exceed $1,000,000, 15% of the total assets of the issuer as of the issuer's most recent balance sheet date, or 15% of the outstanding amount of the class of common stock being sold as of the issuer's most recent balance sheet date, and (v) the issuer delivered to each of the individuals a copy of their respective deferred compensation agreement.

The sales of securities provided in Table 2 above were made in reliance on the exemption from the registration requirements of the Securities Act provided in Section 4(5) of the Securities Act. This exemption was relied upon based on the following facts: (i) each of the individuals provided in Table 2 above is an accredited investor as defined in Rule 501 of Regulation D as promulgated under the Securities Act, (ii) the aggregate offering price of the securities issued in Table 2 above was less than the $5,000,000 limit provided in Section 3(b) of the Securities Act, (iii) each of the individuals listed in Table 2 are existing shareholders of the issuer, and (iv) each of individuals listed in Table 2 above approached the issuer of their own accord seeking the opportunity to invest in the issuer, and no advertising or public solicitation by the issuer or anyone acting on the issuer's behalf occurred in connection with these issuances. Also, Deborah Person and Joshua Person are the wife and son of director Bradley Person.

ITEM 6. Other Present or Proposed Offerings

The issuer may also award shares to the executive officers of The Lyons National Bank, Robert A. Schick, Clair J. Britt, Jr., Thomas L. Kime, Diana R. Johnson, Stephen V. DeRaddo and Phillip M. McCann pursuant to deferred compensation arrangements under employment agreements with these persons. Under Mr. Schick's employment agreement, he is eligible to receive deferred compensation in the amount of $50,000 in 2012. Messrs. Britt and DeRaddo are each entitled to receive deferred compensation in 2012 in the amount of $10,000. Mr. Kime and Ms. Johnson are each entitled to receive deferred compensation in 2012 in the amount of $15,000. Mr. McCann is entitled to receive deferred compensation in 2012 in the amount of $5,000. The amounts for each executive may be increased annually as determined by the Board of Directors. The amount of stock that may be purchased under each of the agreements is based on the average reported sale prices in the issuer's stock in the market on which it trades during the prior quarter. The stock is restricted and will be paid to the executive until the earlier of the executive's death, termination of employment, retirement, or a change of control as defined in the employment agreements.

ITEM 7. Marketing Arrangements

(a) There is no arrangement to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, to stabilize the market for any securities to be offered or for withholding commissions.

(b) Northeast Capital & Advisory, Inc. is the only selling agent that will assist the issuer in connection with this offering. The selling agent does not intend to confirm sales to any accounts over which it exercises discretionary authority.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents, subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

None.

PART II

OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

LYONS BANCORP, INC.

LNB

LYONS BANCORP INC

35 William Street, Lyons, New York 14489
(315) 946-4871

We are distributing to our shareholders, free of charge, non-transferable subscription rights to purchase up to 192,307 shares of our common stock. You will receive one right for each share of common stock, and for each share of common stock underlying our convertible trust preferred securities, that you hold of record as of 5:00 p.m., Lyons, New York time, on May 10, 2012. Each right will entitle you to purchase one-eighth of a share of our common stock at a price of $26.00 per whole share. If you exercise your subscription rights for all of the shares that you hold of record, then you may also subscribe to purchase additional shares, subject to the conditions and limitations described later in this offering circular, at the same price of $26.00 per share. The shares in this rights offering will be sold on a best efforts basis.

We also plan to offer any unsold shares in the rights offering to new investors in a supplemental offering. The shares will be offered in the supplemental offering on a best efforts basis with Northeast Capital & Advisory, Inc. as selling agent. Because the supplemental offering is on a best efforts basis, the selling agent is not obligated to purchase any shares if they are not sold, and the selling agent is not required to sell any specific number or dollar amount of shares. You must subscribe for at least 500 shares of common stock in the supplemental offering, except that for employees of the Bank and its subsidiaries the minimum required purchase is 25 shares. Neither the rights offering nor the supplemental offering is contingent upon the occurrence of any event or the sale of a minimum number of shares. The funds we receive from subscribers will be held in escrow by Tioga State Bank until we complete or cancel the rights offering.

Your subscription rights may be exercised at any time during the period starting on May 16, 2012 and ending at 5:00 p.m., Lyons, New York time, on June 12, 2012, unless we extend the rights offering period, in our sole discretion. At the expiration of the rights offering, and after taking into consideration all over-subscription requests, we may sell shares of our common stock to the public at $26.00 per share in the supplemental offering. Under no circumstances will we issue more than 192,307 shares in the combined rights and supplemental offerings. The supplemental offering will end on June 22, 2012, subject to extension in our sole discretion. In no event, however, will the rights offering or supplemental offering be extended beyond 5:00 p.m., Lyons, New York time, on July 16, 2012. We may cancel the rights offering or the supplemental offering, or both, at any time and for any reason.

There is no trading market for our common stock. Our stock is quoted on the OTC Bulletin Board under the symbol "LYBC." The two most recent sales occurred on March 20, 2012, and May 1, 2012, at prices of $31.25 per share, and $37.50 per share, respectively.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other selling literature. These securities are offered pursuant to an exemption from registration with the Commission; however, the commission has not made an independent determination that the securities offered hereunder are exempt from registration.

	Price to the Public	Discount and Commissions[(1)]	Proceeds to the Company[(2)]
Per Share	$26.00	$0.52	$25.48
Maximum Total	$4,999,982	$100,000	$4,899,982

(1) Payable to Northeast Capital & Advisory, Inc., our selling agent, on any sales in the rights offering or the community portion of the supplemental offering to existing shareholders or that are made by us, rather than Northeast Capital & Advisory, Inc. Notwithstanding the foregoing, the selling agent has agreed that we will not be required to pay the selling agent any commission payment with respect to the sale of any shares of common stock in the rights offering made in a jurisdiction where the payment of a commission would disqualify us from utilizing the applicable exemption from registration of the shares of common stock or the offering of the shares of common stock within such jurisdiction for rights offerings. If our selling agent were to sell shares to other persons in the supplemental offering, we would be required to pay a commission of 7% of such proceeds. The terms of our arrangement with our selling agent are described under "Plan of Distribution."

(2) Before deducting $250,000 in estimated offering expenses payable by us, including, among others, printing, mailing and marketing expenses as well as legal and accounting fees and certain fees and expenses of our selling agent, Northeast Capital & Advisory, Inc. as described in "Plan of Distribution."

This investment involves risk. See "Risk Factors" beginning on page 20.

The date of this Preliminary Offering Circular is May 16, 2012.

NORTH
Capital & Advisory, Inc.
EAST
a subsidiary of Loomis & Co., Inc.

NEITHER THE SUBSCRIPTION RIGHTS NOR THE SHARES OF COMMON STOCK OFFERED HEREUNDER ARE A DEPOSIT OR AN ACCOUNT OF OUR BANK SUBSIDIARY AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

THIS OFFERING CIRCULAR IS NOT AN OFFER TO SELL OUR COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY OUR COMMON STOCK EXCEPT TO OUR EXISTING SECURITY HOLDERS AND RESIDENTS OF THE STATES OF CONNECTICUT, MASSACHUSETTS, NEBRASKA, NEW YORK, AND PENNSYLVANIA TO WHOM THIS OFFERING CIRCULAR IS DELIVERED.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY US CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

TABLE OF CONTENTS

Page

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QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

As used through this offering circular, the terms "we," "us," "our," "the Company" and "Lyons Bancorp, Inc." refers to Lyons Bancorp, Inc. and its subsidiaries. "Bank" refers to our wholly-owned subsidiary, The Lyons National Bank.

The following are examples of what we anticipate will be common questions about the rights offering. The answers are based on selected information included elsewhere in this offering circular. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This offering circular contains a more detailed description of the terms and conditions of the rights offering and provides additional information about us and our business, including potential risks related to the rights offering, the common stock of the Bank, and our business. See the section entitled "The Rights Offering" beginning on page 36 below.

What is being offered in the rights offering?

We are distributing, at no cost or charge to our shareholders of record and any beneficial owners residing in the State of New York, subscription rights to purchase shares of our common stock. These rights may be exercised only by the shareholders to whom they are distributed, and may not be sold, transferred or assigned to anyone else. The rights will be issued to holders of our common stock and holders of the convertible trust preferred capital securities issued by Lyons Statutory Trust III, a Connecticut statutory trust which we formed in December 2009, which we refer to as our convertible trust preferred securities. Holders of our common stock and our convertible trust preferred securities will receive one subscription right for each share of common stock, and for each share of common stock underlying our convertible trust preferred securities, held of record as of 5:00 p.m., Lyons, New York time on May 10, 2012, the record date of the rights offering. The subscription rights will be evidenced by Subscription Election Forms. Each subscription right will entitle you to purchase one-eighth (1/8) share of our common stock, at a subscription price equal to $26.00 per whole share. As a result, of the 192,307 shares being offered in the rights offering, a total of 161,389 shares will be eligible for purchase under the basic subscription privilege, described below, by holders of common stock, and a total of 13,194 shares will be eligible for purchase under the basic subscription privilege by holders of our convertible trust preferred securities. Any unsold shares from the basic subscription privilege and an additional 17,724 shares will be available for purchase under the over-subscription opportunity, described below, and in the supplemental offering. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights.

Fractional shares of our common stock resulting from the exercise of the basic subscription privilege or the over-subscription opportunity, each as described below, will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. As a result, we may not issue the full number of shares authorized for issuance in connection with the rights offering. Any excess subscription payments received by the escrow agent will be returned, without interest or penalty, as soon as practicable.

Why are we conducting the rights offering?

We are conducting the rights offering as a way of raising equity capital in a cost-effective manner that gives all of our shareholders an opportunity to participate. We cannot predict the number of shares that will be sold. We intend to add the proceeds from the sales to our general funds to be used for general corporate purposes. See section entitled "Use of Proceeds" beginning on page 35 below.

How will the shares of common stock be offered?

The shares of common stock will be offered in the rights offering to our current shareholders of record and any beneficial owners residing in the State of New York. These shareholders have a right to buy shares pursuant to their basic subscription privilege, and the ability to subscribe for additional shares through an over-subscription opportunity in our discretion. The shares of common stock will also be offered for subscription in our discretion to our shareholders, including beneficial owners not residing in the State of New York, and to others in the supplemental offering. Subject to the availability of shares after we have satisfied all basic subscription rights that are properly exercised, we intend to give first preference in both the over-subscription opportunity in the rights offering and the supplemental offering to current shareholders, followed by bank customers and then to others with a preference given to citizens residing in the Bank's market area. Our marketing for this offering will be accomplished through a combination of telephone calls, mail and personal visits and meetings. In addition, our selling agent, Northeast Capital & Advisory, Inc., will assist with any supplemental offering made after the rights offering is complete, as described in "Plan of Distribution."

What is the basic subscription privilege?

For each right that you own, you will have a basic subscription privilege to buy from us one-eighth (1/8) of a share of our common stock at the subscription price. You may exercise your basic subscription privilege for some or all of your subscription rights, or you may choose not to exercise any subscription rights.

For example, if you owned 1,000 shares of our common stock, or trust preferred securities convertible into 1,000 shares of our common stock as of 5:00 p.m., Lyons, New York time on the record date, you would receive the same number of subscription rights and would have the right to purchase 125 shares of common stock (1/8 times 1,000 shares) for $26.00 per share with your basic subscription privilege.

What is the over-subscription opportunity?

If you exercise your basic subscription privilege in full, you, together with other shareholders that exercise their basic subscription privilege in full, will be entitled to subscribe to purchase additional shares subject to certain conditions and limitations. The subscription price per share that applies to the over-subscription opportunity is the same subscription price per share that applies to the basic subscription privilege.

What are the limitations on the over-subscription opportunity?

We reserve the right to reject in whole or in part any over-subscription requests, regardless of the availability of shares to satisfy these requests. Subject to this right, we will honor over-subscription requests in full to the extent sufficient shares are available following the exercise of rights under the basic subscription privilege, taking into account our right to facilitate sales of shares to new investors in the supplemental offering that we are undertaking concurrently with the rights offering. If over-subscription requests exceed the shares that are available to satisfy the requests, then, subject to our right to reject in whole or in part any over-subscription request, we will allocate the available shares pro rata based on the number of shares each over-subscribing shareholder purchased under the basic subscription privilege. Any excess subscription payments will be returned, without interest or penalty.

What will happen if less than all of the subscription rights are exercised?

In the event shares of common stock remain available for sale after taking into account the exercise of basic subscription rights and such over-subscription requests as we choose to satisfy, we will offer those remaining shares to others at the $26.00 per share subscription price in the supplemental offering.

Am I required to exercise the rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. However, if you choose not to fully exercise your basic subscription privilege and other shareholders fully exercise their basic subscription privilege, the percentage of our common stock owned by these other shareholders will increase relative to your ownership percentage, and your voting rights, if any, and other rights will likewise be diluted. In addition, if you do not exercise your basic subscription privilege in full, you will not be entitled to subscribe to purchase additional shares pursuant to the over-subscription opportunity and your ownership percentage in our common stock and any related voting and other rights may be further diluted.

How soon must I act to exercise my subscription rights?

The subscription rights may be exercised at any time during the 28 day subscription period, which commences on May 16, 2012, through the expiration date for the rights offering, which is 5:00 p.m., Lyons, New York time, on June 12, 2012. If you elect to exercise any subscription rights, the Bank must actually receive all required documents and payments from you at or prior to the expiration date. Although we have the option of extending the subscription period at our sole discretion, we do not currently intend to do so. In no event, however, will the offering be extended beyond 5:00 p.m., Lyons, New York time, on July 16, 2012.

May I transfer my subscription rights?

No. You may not sell, transfer or assign your subscription rights to anyone else.

Are we requiring a minimum subscription to complete the rights offering?

No.

Are there any limitations on the number of subscription rights I may exercise in the rights offering?

You may only purchase the number of whole shares of common stock purchasable upon exercise of the number of basic subscription rights distributed to you in the rights offering, plus up to the number of shares that may be made available pursuant to the over-subscription opportunity. Accordingly, the number of shares of common stock you may purchase in the rights offering is limited by the number of shares of our common stock or shares of our convertible trust preferred securities you held on the record date and by the extent to which other shareholders exercise their subscription rights, including any over-subscription requests, as well as by our determination as to the number of shares, if any, that we will offer to sell to new investors in the supplemental offering.

In addition, under applicable federal banking laws, any purchase of shares of our common stock may also require the prior clearance or approval of, or prior notice to, federal bank regulatory authorities if the purchase will result in any person or entity or group of persons or entities acting in concert owning or controlling shares in excess of 10.0% of our outstanding shares of common stock following the completion of the rights offering.

Can the rights offering be cancelled?

Yes. We may cancel the rights offering at any time prior to the expiration date for any reason.

How do I exercise my subscription rights?

If you wish to participate in the rights offering, you must properly complete the enclosed Subscription Election Form and deliver it, along with the full subscription price (including any amounts in respect of your over-subscription request), to the Bank before 5:00 p.m., Lyons, New York time, on June 12, 2012. If you use the mail, we recommend that you use insured, registered mail, return receipt requested.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your basic subscription right and, if applicable, any over-subscription request that we have accepted to the fullest extent possible based on the amount of the payment received, subject to the elimination of fractional shares. If the payment exceeds the subscription price for the full exercise of your basic subscription right and any applicable over-subscription request that we have accepted, or if you subscribe for more shares than you are eligible to purchase pursuant to the over-subscription opportunity, then the excess will be returned to you as soon as practicable. You will not receive interest on any payments refunded to you under the rights offering.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The escrow agent will hold all funds it receives in a segregated account until completion of the rights offering. If the rights offering is not completed, the escrow agent will promptly return, without interest or penalty, all subscription payments. If you own shares in "street name", it may take longer for you to receive payment because the escrow agent will return payments through the record holder of the shares.

What form of payment must I use to pay the subscription price?

You must timely pay the full subscription price for the full number of shares of common stock you wish to acquire under the basic subscription privilege and any over-subscription request by delivering to the Bank a certified or cashier's check, a bank draft drawn on a U.S. bank, a U.S. postal or express money order, or a personal check that clears before the expiration date of the rights offering. If you wish to use any other form of payment, then you must obtain the prior approval of the escrow agent and make arrangements in advance with the Bank and the escrow agent for the delivery of such payment.

What should I do if I want to participate in the rights offering, but my shares are held in the name of my broker, dealer, custodian bank or other nominee?

If you hold your shares of our common stock in the name of a broker, dealer, custodian bank or other nominee, then your broker, dealer, custodian bank or other nominee is the record holder of the shares of our common stock that you own. The record holder must exercise the subscription rights on your behalf for the shares of our common stock you wish to purchase.

We will ask your broker, dealer, custodian bank or other nominee to notify you of the rights offering. In order to direct your record holder to exercise your subscription rights you should follow the procedures for exercising your subscription rights provided by your record holder. You should receive these instructions from your record holder with the other rights offering materials. If your record holder does not include such instructions with the other rights offering materials, you should follow up with your record holder directly to confirm the appropriate procedures.

If you wish to participate in the rights offering and purchase shares of our common stock, please contact the record holder of your shares promptly. Your bank, broker or other nominee holder is the holder of the shares you own and must exercise the subscription rights on your behalf for shares you wish to purchase.

Will the shares of common stock I acquire in the rights offering be subject to any shareholder agreement restricting my ability to sell or transfer my new shares of common stock?

No. You will not be subject to any shareholder agreement that restricts your ability to sell or transfer any new shares of common stock acquired by you in the rights offering. However, certain state laws may restrict the transferability of your shares, depending on your state of residence. Shareholders who are directors, officers and other employees of us and the Bank may be subject to certain trading restrictions with respect to shares that they own or control under internal corporate policies and procedures, but any of these restrictions are applicable independent of whether the shares are purchased in the rights offering.

After I exercise my subscription rights, can I change my mind?

No. All exercises of subscription rights are irrevocable by the shareholders, even if you later learn information about us that you consider unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase. However, we may cancel, extend or otherwise amend the rights offering at any time prior to the expiration date. In no event, however, will the offering be extended beyond 5:00 p.m., Lyons, New York time, on July 16, 2012.

Does exercising my subscription rights involve risk?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional shares of our common stock and should be considered as carefully as you would consider other equity investments. Among other things, you should carefully consider the risks described under the heading "Risk Factors" beginning on page 20 of this offering circular.

Has our Board of Directors made a recommendation to our shareholders regarding the rights offering?

No. Our Board of Directors is making no recommendations regarding your exercise of subscription rights. You could risk investment loss on new money invested. We cannot assure you that the trading price for our common stock will be above the subscription price at the time of exercise or at the expiration of the rights offering period or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to decide whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering. See the section entitled "Risk Factors" beginning on page 20 of this offering circular.

What fees or charges apply if I exercise my subscription rights?

We are not charging any fees or sales commissions to issue subscription rights to you or to issue shares to you if you exercise your subscription rights. If you exercise your subscription rights through a broker or other record holder of your shares, you are responsible for paying any fees that person may charge. We have agreed to pay our selling agent, Northeast Capital & Advisory, Inc., a 2% commission on all sales in the rights offering to existing shareholders, in addition to other fees and expenses with respect to any supplemental offering. However, the selling agent has agreed that we will not be required to pay the selling agent any commission payment with respect to the sale of any shares of common stock in the rights offering made in a jurisdiction where the payment of a commission would disqualify us from utilizing the applicable exemption from registration of the shares of common stock or the offering of the shares of common stock within such jurisdiction for rights offerings. The terms of our arrangement with our selling agent are described under "Plan of Distribution."

When will I receive my new shares of common stock?

As soon as practicable after the expiration of the rights offering period, we will arrange for the issuance of the shares of common stock purchased pursuant to the basic subscription privilege. Shares purchased pursuant to the over-subscription opportunity will be issued as soon as practicable after the expiration date of the rights offering and following the completion of any pro-rations as may be necessary in the event the over-subscription requests exceed the number of shares available to satisfy such requests.

Will the subscription rights be listed on a stock exchange or trading market?

The subscription rights may not be sold, transferred or assigned to anyone else and will not be listed on any other stock exchange or trading market or on the OTC Bulletin Board. Our common stock trades on the OTC Bulletin Board under the symbol "LYBC".

What are the U.S. federal income tax consequences of exercising my subscription rights?

The receipt and exercise of your subscription rights will generally not be taxable under U.S. federal income tax laws. You should, however, seek specific tax advice from your personal tax advisor in light of your personal tax situation and as to the applicability of any other tax laws. See the section below entitled "United States Federal Income Taxation".

How much money will Lyons Bancorp, Inc. receive from the rights offering?

The net proceeds to us will depend on the number of subscription rights that are exercised in the rights offering, including oversubscription requests, and whether any remaining shares are sold in the supplemental offering. If we issue all shares available for the exercise of basic subscription rights in the rights offering, the net proceeds to us, after deducting estimated offering expenses and selling agent commissions on the rights offering, will be approximately $4.65 million. We estimate that the expenses of the combined rights and supplemental offerings will be approximately $250,000. We intend to use the net proceeds to fund future asset growth and for general corporate purposes. See the section below entitled "Use of Proceeds".

If I am not a shareholder but wish to subscribe for shares of common stock in the supplemental offering, what do I do?

We will accept subscriptions for unsold shares of common stock during the pendency of the rights offering. Upon completion of the rights offering, subscriptions for the shares of common stock offered in the supplemental offering may be accepted by us in our sole discretion, subject to the availability of shares after we have satisfied all basic subscription rights that have been properly exercised and any over-subscription requests that we have accepted in the rights offering. We reserve the right to accept or reject in whole or in part any subscription we receive in the supplemental offering. All subscription proceeds we receive in the supplemental offering will be deposited in a segregated noninterest-bearing account maintained by the escrow agent until the time that we accept or reject those subscriptions. The supplemental offering will commence concurrently with the rights offering on May 16, 2012 and will continue for 10 days following the expiration date for the rights offering, or until 5:00 p.m., Lyons, New York time, on June 22, 2012, subject to extension in our sole discretion. If we cancel the supplemental offering, subscription payments received will be returned, without interest or deduction, as soon as practicable.

Is the supplemental offering subject to any minimum or maximum subscription amount?

You must subscribe for at least 500 shares of common stock in the supplemental offering, except that for employees of the Bank and its subsidiaries the minimum required purchase is 25 shares. We may choose to waive these minimum investment amounts in our sole discretion. There is no maximum amount of shares you can subscribe for as long as we have shares remaining available for sale after our rights offering is completed. You may not revoke or change your subscription after you have submitted your subscription agreement. We may choose to reject your subscription entirely or accept it for only a portion of the shares for which you subscribe.

In addition, under applicable federal and state banking laws, any purchase of shares of our common stock may also require the prior clearance or approval of, or prior notice to, federal and state bank regulatory authorities if the purchase will result in any person or entity or group of persons or entities acting in concert owning or controlling shares in excess of 10.0% of our outstanding shares of common stock following the completion of the supplemental.

How can I get further information about the rights offering?

The offering circular describes the rights offering in detail. If you would like further information, please call Robert A. Schick, President and Chief Executive Officer at (315) 946-8260, or Diana R. Johnson, Executive Vice President and Treasurer at (315) 946-8261 to set up an appointment or pick up additional materials. **NEITHER THE SUBSCRIPTION RIGHTS NOR THE SHARES OF COMMON STOCK BEING OFFERED ARE A DEPOSIT OR AN ACCOUNT OF THE BANK, ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY, AND ARE NOT OFFERED THROUGH NORMAL BANKING CHANNELS.**

SUMMARY

As used through this offering circular, the terms "we," "us," "our," "the Company" and "Lyons Bancorp, Inc." refers to Lyons Bancorp, Inc. and its subsidiaries. "Bank" refers to our wholly-owned subsidiary, The Lyons National Bank.

This summary highlights selected information from this offering circular and may not contain all the information that you should consider before investing in the securities we are offering. To understand the offered securities properly, you should read the entire document carefully, including the risk factors and our consolidated financial statements and the related notes.

Lyons Bancorp, Inc. and its Subsidiaries

Lyons Bancorp, Inc. is a bank holding company under the Federal Bank Holding Company Act of 1956. We were incorporated in 1987 under the laws of New York.

We own and operate The Lyons National Bank, which is our principal subsidiary. We also own all of the common beneficial interest of Lyons Capital Statutory Trust I, which is a Connecticut statutory trust which we formed in June 2003 in connection with the issuance of $1,000,000 of preferred trust capital securities, Lyons Capital Statutory Trust II, which is a Delaware statutory trust, which we formed in August 2004 in connection with the issuance of $5,000,000 of preferred trust capital securities, and Lyons Statutory Trust III, which is a Connecticut statutory trust which we formed in December 2009 in connection with the issuance $2,932,000 of convertible trust preferred securities.

The Lyons National Bank is a full service, nationally chartered, commercial bank serving Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates Counties in New York through eleven full-service banking offices located in Lyons (two offices), Wolcott, Newark, Macedon, Ontario, Jordan, Clyde, Geneva, Penn Yan, and Waterloo, New York, an ATM network and Internet and telephone banking services. The Bank owns all of the common stock of Lyons Realty Associates Corp., a real estate investment trust which holds a portfolio of real estate mortgages. The Bank also provides brokerage investment and insurance products and services to its customers through an arrangement with Linsco/Private Ledger.

We are a community oriented bank, emphasizing personal service and customer convenience in serving the financial needs of the individuals, families and businesses residing in our markets. We attract deposits from the general public in the markets we serve and use those funds, together with funds generated from operations and borrowings, to originate commercial real estate loans, residential mortgage loans, commercial and agricultural loans and consumer loans. We also invest in mortgage-backed securities and other permissible investments.

Over the past several years, we have experienced significant growth in our assets, deposit base, loan portfolio and net worth. As of March 31, 2012, we had $608 million in total assets, $374 million in total loans, $537 million in total deposits and $37 million in stockholders' equity.

We effected a three-for-two stock split, in the form of a stock dividend, of our outstanding shares of common stock, par value $0.50 per share, effective at the close of business on February 29, 2012. Where a number of shares of common stock is listed in this offering circular for a date or period prior to the effective date of the stock split, that number of shares of common stock has been proportionately adjusted as if the three-for-two stock split had been in effect on that prior date or during that prior period.

Our principal executive office is located at 35 William Street, Lyons, New York 14489. Our telephone number is (315) 946-4871, and our web site is www.bankwithlnb.com. Information on our web site is not a part of this offering circular.

The Offering

The following summary describes the principal terms of the rights offering, but is not intended to be complete. See the section of this offering circular below entitled "The Rights Offering" for a more detailed description of the terms and conditions of the rights offering.

Securities Offered

We are distributing at no cost or charge to you one subscription right for each share of our common stock, and for each share of common stock underlying convertible trust preferred securities, that you owned as of 5:00 p.m., Lyons, New York time, on the record date, May 10, 2012, either as a holder of record or, in the case of shares held of record by brokers, custodian banks or other nominees on behalf of residents of the State of New York, as beneficial owner of the shares. These rights may be exercised only by you, and cannot be sold, transferred or assigned to anyone else.

Fractional shares of our common stock resulting from the exercise of the basic subscription privilege or the over-subscription opportunity will be eliminated by rounding down to the nearest whole share. As a result, we may not issue the full number of shares authorized for issuance in connection with this rights offering.

Basic Subscription Privilege

For each right that you own, you will have a basic subscription privilege to buy from us one-eighth (1/8) of a share of our common stock at the subscription price. You may exercise your basic subscription privilege for some or all of your subscription rights, or you may choose not to exercise your subscription rights.

Over-subscription opportunity

If you exercise your basic subscription privilege in full, you will also have an opportunity to subscribe to purchase any shares that our other subscription rights holders do not purchase under their basic subscription privilege. The subscription price for shares purchased pursuant to the over-subscription opportunity will be the same as the subscription price for the basic subscription privilege. We reserve the right to reject in whole or in part any or all over-subscription requests, and we may choose to issue some or all of the shares that we may issue beyond the number necessary to satisfy properly exercised basic subscription rights solely to new investors in the supplemental offering.

Subscription Price

The subscription price per share of common stock shall be equal to $26.00 per share. To be effective, any payment related to the exercise of a subscription right must clear prior to the expiration of the rights offering period.

Record Date

The record date will be May 10, 2012.

Expiration Date

The subscription rights will expire at 5:00 p.m., Lyons, New York time, on June 12, 2012, unless the expiration date is extended. We reserve the right to extend the subscription rights period at our sole discretion. In no event, however, will the offering be extended beyond 5:00 p.m., Lyons, New York time, on July 16, 2012.

Supplemental Offering

If shares of common stock remain available for sale after the closing of the rights offering, our officers and directors, as well as our selling agent, Northeast Capital & Advisory, Inc., will offer and sell those remaining shares in a supplemental offering on a best efforts basis at the $26.00 per share subscription price. Initially, we anticipate that any shares offered in the supplemental offering will be offered with a preference given to natural persons residing in the seven counties in which we operate, namely Cayuga, Monroe, Onondaga, Ontario, Seneca, Wayne and Yates, in what we will refer to as the community portion of the supplemental offering. Subsequently, we anticipate that any shares remaining available in the supplemental offering will be offered by the selling agent (and potentially through certain selected dealers) outside of these areas in what we refer to as the syndicated portion of the supplemental offering.

In the supplemental offering, the minimum required purchase is 500 shares except that for employees of the Bank and its subsidiaries the minimum required purchase is 25 shares and there is no minimum purchase required of a shareholder. The 25 share minimum required purchase for our employees is based on our desire to encourage stock ownership by the Bank's employees.

The syndicated portion of the supplemental offering would be managed by Northeast Capital & Advisory, Inc. We have the right to accept or reject, in our sole discretion, any orders received in the supplemental offering.

Procedure for Exercising Subscription Rights

The subscription rights may be exercised at any time during the subscription period, which commences on May 16, 2012. To exercise your subscription rights, you must properly complete the enclosed Subscription Election Form and deliver it, along with the full subscription price (including any amounts in respect of an over-subscription request), to the Bank before 5:00 p.m., Lyons, New York time, on June 12, 2012, unless the expiration date is extended.

If you use the mail, we recommend that you use insured, registered mail, return receipt requested.

Net Proceeds of Offering

The net proceeds to us will depend on the number of subscription rights that are exercised, including over-subscription requests, and the number of shares, if any, that are sold in the supplemental offering. If we issue all shares available for the exercise of basic subscription rights in the rights offering, the net proceeds to us, after deducting estimated offering expenses and selling agent commissions, will be approximately $4.65 million. We estimate that the expenses of the combined rights and supplemental offerings will be approximately $250,000. We intend to use the net proceeds to fund future asset growth and for general corporate purposes. See the section below entitled "Use of Proceeds".

Non-Transferability of Subscription Rights

The subscription rights may not be sold, transferred or assigned to anyone else and will not be listed for trading on any other stock exchange or trading market or on the OTC Bulletin Board.

No Revocation of Exercise by Shareholders

All exercises of subscription rights are irrevocable, even if you later learn information about us that you consider unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase the shares of common stock offered pursuant to the rights offering.

Conditions to the Rights Offering

The completion of the rights offering is subject to the conditions described in the section below entitled "The Rights Offering—Conditions and Cancellation".

Amendment; Cancellation

We may amend the terms of the rights offering or extend the rights offering period. We also reserve the right to cancel the rights offering at any time prior to the expiration date for any reason.

No Board Recommendation

Our Board of Directors is making no recommendations regarding your exercise of the subscription rights. You are urged to make your own decision whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering. See the section below entitled "Risk Factors".

Issuance of Common Stock

If you purchase shares of common stock through the rights offering, we will issue those shares to you as soon as practicable after the completion of the rights offering.

Trading of Common Stock

Our common stock trades on the OTC Bulletin Board under the symbol "LYBC".

Certain Material U.S. Federal Income Tax Considerations

The receipt and exercise of your subscription rights will generally not be taxable under U.S. federal income tax laws. However, you should seek specific tax advice from your personal tax advisor in light of your personal tax situation and as to the applicability and effect of any other tax laws. See the section entitled "United States Federal Income Taxation" on page 110 below.

Subscription Agent

Our subscription agent is The Lyons National Bank.

Shares of Common Stock Outstanding Before the Rights Offering

As of April 27, 2012, 1,291,113 shares of our common stock were outstanding.

Shares of Common Stock Outstanding After Completion of the Rights Offering

We will issue up to 192,307 shares of common stock in the rights offering, depending on the number of subscription rights that are exercised. Assuming no convertible trust preferred securities are converted prior to the expiration of the rights offering period, and based on the number of shares of common stock outstanding as of April 27, 2012, if we issue all 192,307 shares of common stock available for the exercise of basic subscription rights in the rights offering and any supplemental offering, we would have 1,483,420 shares of common stock outstanding following the completion of the rights offering and any supplemental offering.

Blue Sky Considerations

We and our selling agent, Northeast Capital & Advisory, Inc., have complied with the issuer/dealer requirements under New York's blue sky securities laws. Any dealers that Northeast Capital & Advisory, Inc. may select to sell shares of common stock in the supplemental offering will also comply with such requirements. No restrictions to resale will apply under New York State blue sky securities laws to investors who are residents of New York or making resales in the State of New York.

In all States in which the offering is conducted we plan to comply with exemptions from registration or qualification under the blue sky securities laws. In all States except for New York, we plan to comply with exemptions from registration or qualification. In order to comply with these exemptions the shares of common stock acquired by investors who are residents of these states may not be offered for resale unless they have been registered or qualified for sale in that jurisdiction or an exemption is available therefrom and the requirements of any such exemption have been satisfied. We do not currently intend to register or qualify the resale of such securities in any jurisdiction. An exemption, however, is generally available in these jurisdictions for resale of securities restricted under applicable blue sky laws to registered broker/dealers and certain institutional buyers. The certificates representing such shares sold without registration or qualification will contain a legend to this effect.

How We Determined the Subscription Price

Our Board of Directors determined the terms of the rights offering, including the subscription price, in its sole discretion. In determining the subscription price, our Board of Directors considered a number of factors, including:

- the size and timing of the rights offering and the price at which our stockholders might be willing to participate in a rights offering offered on a pro rata basis to all stockholders with an over-subscription opportunity;
- historical and current trading prices for our common stock; and
- analysis of information related to other recent rights offerings and the range of discounts that the subscription prices represented to the then prevailing and historical trading prices for those offerings.

The subscription price is not necessarily related to our book value, results of operations, cash flows, financial condition or net worth or any other established criteria of value and may or may not be considered the fair value of our common stock at the time the rights offering was approved by our Board or during the rights offering period. We cannot assure you that the trading price of our common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell shares purchased in this offering at a price equal to or greater than the subscription price. We do not intend to change the subscription price in response to changes in the trading price of our common stock prior to the closing of the rights offering.

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth our selected consolidated historical financial and other data for the years and at the dates indicated. The information at March 31, 2012 and 2011, and December 31, 2011 and 2010, and for the years or periods then ended is derived in part from and should be read together with our consolidated financial statements and notes thereto beginning at page F-1 of this offering circular. The information at December 31, 2009 and for the fiscal year then ended is derived in part from our audited consolidated financial statements not contained in this offering circular. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and the accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The historical results are not necessarily indicative of results that may be expected for any future period.

Dollars in thousands	For the year ended December 31,			For the three months ended March 31,	
	2011	2010	2009	2012	2011
Interest income	$ 21,215	$ 20,819	$ 19,829	$ 5,496	$ 5,085
Interest expense	3,653	3,730	4,692	868	958
Provision for loan losses	965	2,405	1,725	-	195
Net interest income after provision for loan losses	16,597	14,684	13,412	4,628	3,932
Noninterest income	6,373	5,828	5,952	1,748	1,319
Noninterest expense	16,068	14,856	14,027	4,217	3,894
Income tax expense	1,760	1,484	1,594	586	349
Net income attributable to noncontrolling interests	4	4	4	-	-
Net income	$ 5,138	$ 4,168	$ 3,739	$ 1,573	$ 1,008
Per share data[(1)]:					
Basic earnings per share	$ 3.98	$ 3.24	$ 2.93	$ 1.22	$ 0.78
Diluted income per share	$ 3.76	$ 3.24	$ 2.93	$ 1.15	$ 0.74
Book value per share	$ 27.78	$ 24.48	$ 22.96	$ 28.57	$ 25.30
Cash dividends declared	$ 0.95	$ 0.89	$ 0.79	$ 0.30	$ 0.22
Weighted average shares outstanding-basic	1,289,790	1,287,225	1,277,080	1,290,989	1,287,962
Weighted average shares outstanding-diluted	1,395,342	1,287,225	1,277,080	1,396,541	1,393,514
Period End Balance Sheet Summary:					
Total assets	$ 555,451	$ 513,585	$ 457,787	$ 608,257	$ 528,223
Investment securities	154,639	162,551	135,791	152,413	166,998
Loans	359,951	312,629	288,226	374,242	312,741
Allowance for loan losses	7,001	6,441	4,912	7,014	6,555
Deposits	460,999	424,006	382,334	537,338	464,079
Total equity	35,894	31,567	29,571	36,939	32,683
Selected Financial Ratios:					
Return on average assets	0.96%	0.85%	0.86%	1.11%	0.79%
Return on average stockholders' equity	14.47%	12.99%	13.13%	17.06%	12.61%
Dividends declared to net income	23.90%	27.62%	26.93%	24.60%	28.17%
Loans to deposits	78.08%	73.73%	75.39%	69.65%	67.39%
Average equity to average total assets	6.65%	6.57%	6.57%	6.52%	6.29%
Capital Ratios (Bank only):					
Leverage ratio	8.42%	8.22%	8.01%	8.27%	8.26%
Tier 1 risk-based capital	12.59%	12.94%	11.66%	12.54%	13.17%
Total risk-based capital	13.84%	14.19%	12.90%	13.79%	14.42%

(1) For dates or periods preceding March 1, 2012, share and per share data reflects a 3-for-2 stock split, in the form of a stock dividend, effective February 29, 2012.

RISK FACTORS

An investment in the securities offered hereby involves certain risks. You should carefully read the following risk factors about our business and this offering, together with the other information in this offering circular, before making a decision to purchase any shares.

If any of the following risks actually occurs, our business, assets, liquidity, operating results, prospects and financial condition could be seriously harmed. This could cause the trading price of our securities to decline, resulting in a loss of all or part of your investment.

Risks Relating to the Company and the Offered Stock

You may have difficulty in selling your securities or selling them at a fair price because there is little trading activity.

Our common stock trades on a limited basis in the over-the-counter bulletin board under the symbol "LYBC". We have no plans to list any of our securities on any exchange. As a result, you may not be able to sell your shares without delay, or be able to sell your shares at a fair price. We cannot predict when, if ever, a fully developed active and liquid public trading market for our securities will occur. If a developed public trading market for our securities does develop at a future time, such developed public trading market may not be sustained for any period of time.

The future trading price of our common stock may be less than the purchase price in this offering.

While the trading price for our common stock has been relatively stable, we cannot assure you that the market price will not decline if and after you acquire our common shares. The trading price of our stock could fluctuate substantially based on a variety of factors, including, but not limited to, the following:

- future announcements concerning us, our competitors or the businesses with whom we have relationships, including new competition from former officers and employees of Lyons Bancorp, Inc. in our market area;
- changes in government regulations and the financial services industry, generally that affect our costs, and the types and mix of our products;
- the overall volatility of the stock markets and the economy generally;
- our growth and ability to implement our expansion strategy, especially given the competition in the banking industry in our market area; and
- changes in our operating results from quarter to quarter.

Further, the trading volume of our stock has been limited, which may increase the volatility of the trading price of our stock.

Fluctuating interest rates may reduce our profitability.

Fluctuations in interest rates, particularly rising rates, will ultimately affect both the level of income and expense we record on a large portion of the Bank's assets and liabilities, and the market value of all interest-earning assets, other than interest-earning assets that mature in the short term. The Bank's interest rate management strategy is designed to stabilize net interest income and preserve capital over a broad range of interest rate movements by matching the interest rate sensitivity of assets and liabilities. Although we believe that our current mix of loans, securities and deposits is reasonable, significant fluctuations in interest rates may have a negative effect on our profitability.

Persistently low interest rates could erode our core profitability.

We derive a significant portion of our net revenues (net interest income plus noninterest income) from the difference between what we earn on our interest-bearing assets such as loans and investment securities and what we pay for our interest-bearing liabilities. Of the $23.9 million of net revenues in 2011, 73.4% was attributable to this difference.

Part of the core profitability of a community bank such as ours is the lower cost inherent in the deposits it gathers at its branch offices compared to those that could be obtained in the wholesale money markets. This benefit has been eroding as market lending rates remain at low levels. In such an environment, our ability to save on funding costs is reduced and few additional savings will accrue to us for a longer period of time. In addition, as many of our interest-bearing assets prepay or mature, we will be forced to replace them with assets at lower current market yields. This asymmetrical impact could reduce our net interest income and adversely affect our operating results.

We may experience difficulties in managing our organic growth.

The success of our organic growth strategy will depend primarily on our ability to generate an increasing level of loans and deposits at acceptable risk levels and terms without significant increases in noninterest expenses relative to revenues generated. Our growth strategy involves a variety of risks, including our ability to:

- attract the talent needed to maintain adequate depth of management throughout our organization as we continue to grow;
- maintain adequate sources of funding at attractive pricing;
- maintain adequate underwriting practices and monitoring systems to maintain credit quality and manage a growing loan portfolio in the future; and

- implement appropriate policies, procedures and operating systems necessary to support a larger organization while keeping expenses under control.

If we fail to effectively identify or mitigate our risks, we could suffer unexpected losses and could be materially adversely affected.

Our risk management framework seeks to mitigate risk and appropriately balance risk and return. We have established processes and procedures intended to identify, measure, monitor and report the types of risk to which we are subject, including credit, liquidity, interest rate sensitivity, compliance, reputation, and operations. We seek to monitor and control our risk exposure through a framework of policies, procedures and reporting requirements. Management of our risks in some cases depends upon the use of analytical and/or forecasting models. If the models that we use to mitigate these risks are inadequate, we may incur increased losses. In addition, there may be risks that exist, or that develop in the future, that we have not appropriately anticipated, identified or mitigated. If our risk management framework does not effectively identify or mitigate our risks, we could suffer unexpected losses and could be materially adversely affected.

We may experience difficulties in assimilating future acquisitions into our business model.

As part of our general strategy, we may acquire banks and businesses that we believe provide a strategic fit with our business. We do not have a history of growth by acquisitions. To the extent that we grow by acquisition, we cannot assure you that we will be able to manage our growth adequately and profitably. Acquiring other banks and businesses will involve risks commonly associated with acquisitions, including:

- potential exposure to liabilities of banks and businesses we acquire;

- difficulty and expense of integrating the operations and personnel of banks and businesses we acquire;

- potential disruption to our business;

- potential diversion of our management's time and attention; and

- impairment of relationships with and the possible loss of key employees and customers of the banks and businesses we acquire.

Failure to successfully address the issues of growth either internally or by acquisition could adversely affect our results of operations and financial condition.

Competing institutions that recently acquired former HSBC banking branches in our market area may aggressively protect the business that they have purchased which could adversely affect our ability to optimally deploy capital raised in this offering.

Recently, HSBC Bank USA, N.A., a large institution in Upstate New York, sold almost 200 branch offices to other institutions, many in our market area. Branch offices acquired by the purchasers of the HSBC offices (First Niagara Bank, Key Bank, Community Bank, and Five Star Bank) may to try to protect the business acquired by offering aggressive loan and deposit terms as a result of the new deposits acquired. These competitive pressures may negatively impact the volume and price at which we can acquire new business and retain existing business. As a result, new business growth, which is required to optimally deploy the capital we raise, may take longer or be less profitable. It may also adversely affect our ability to retain existing business.

Because we primarily serve Wayne County and several counties in a close proximity, a decline in the economy of this local region could lower our profitability and adversely affect our growth.

We serve Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates counties with 11 banking offices, 23 ATMs and our Internet and telephone banking services. Our profits depend on providing products and services to customers in this local region. An increase in unemployment, a decrease in real estate values, inclement weather, natural disasters and adverse trends or events affecting various industry groups such as agriculture are among the factors that could weaken the local economy. With a weaker local economy:

- customers may not want or need our products and services;
- borrowers may be unable to repay their loans;
- the value of the collateral securing our loans to borrowers may decline; and
- the overall quality of our loan portfolio may decline.

Making mortgage loans, consumer loans, commercial loans and agricultural loans is a significant source of our profits. If customers in the local area do not want these loans, our profits may decrease. Although we could make other investments, we may earn less revenue on these investments than on loans. Also, our losses on loans may increase if borrowers are unable to make payments on their loans. Increases in delinquent and non-accrual loans may result in an additional provision for loan losses which will negatively affect earnings. All of these factors could lower our profitability and adversely affect our growth.

We may suffer more severely than other lenders if the local agricultural economy experiences a downturn in its economic performance as a business segment.

Our agricultural lending activities are an important part of the growth and profitability of the Company, with approximately 12.2% of our loan portfolio as of December 31, 2011, in either agriculture-related real estate or business loans. Based on Federal Reserve data for bank holding companies as of December 31, 2011, our peers held approximately 4.5% of their loan portfolios in agriculture-related loans. To the extent that the fortunes of the farm economy are adversely affected by general economic conditions, we may suffer more than our peers.

Our profitability and ability to grow would be adversely affected if a change in the law occurs that precludes our municipal customers from maintaining deposits with us or if those customers withdraw their deposits from us for other reasons.

Public deposits historically have been very important to us. As of March 31, 2012, 23.2% of our deposits were provided by municipal customers, which we believe to be significantly greater than our peers. If legislation to liberalize the options for municipal deposits were passed, or if our relationships with local municipalities were to deteriorate, this important source of funding could erode and/or become more expensive. This could affect our profitability and our ability to fund our growth strategies.

The late 2008 financial market volatility highlighted the interconnectedness of all financial institutions. A national or international event could trigger a repeat and impact us even though we are not directly involved.

Our Bank is part of the United States banking industry and holds securities and claims on other financial participants. We also depend on the normal functioning of a system built on trust. In the event of a systematic problem, financial markets could become so volatile that normal business is disrupted even for a Bank like ours located far from large financial centers. In that case, we might find it difficult or very costly to execute normal transactions that could negatively impact income or the market value of the assets of the Bank. In addition, the turmoil could negatively affect the price of all bank stocks including our own.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings would decrease.

Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. The risk of non-payment is affected by:

- credit risks of a particular borrower;
- changes in economic and industry conditions;
- the duration and other terms of the loan; and
- in the case of a collateralized loan, uncertainties as to the future value of the collateral.

If our borrowers do not repay their loans, we may suffer loan losses. Loan losses are inherent in the lending business and could have a materially adverse effect on our operating results. We make various assumptions and judgments about the collectability of our loan portfolio and provide an allowance for loan losses for loan defaults and non-performance. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, beyond our control. Such losses may exceed current estimates. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our future losses, thereby having an adverse effect on our earnings. In addition, this may cause us to increase the allowance for loan losses in the future, thereby decreasing our future earnings. In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs required by these regulatory authorities would decrease our earnings.

We may lose customers or be unable to grow our customer base if our competitors develop and invest in technological improvements that consumer's desire, but which are beyond our financial ability to adopt and implement.

The financial services industry continues to undergo rapid technological change with frequent introductions of new technology-driven products and services. In addition, the effective uses of technology to better serve customers increases efficiency and enables financial institutions to reduce costs. Our future success and ability to implement our growth strategy will depend in part upon our ability to use technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements.

Our ability to compete successfully in the future will depend on whether we can anticipate and respond to technological changes. To develop these and other new technologies we will likely have to make additional capital investments. Although we continually invest in new technology, we cannot assure you that we will have sufficient resources or access to the necessary proprietary technology to remain competitive in the future. We may not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers. This could result in a loss of customers or an inability to grow our customer base, either of which would adversely affect our profitability and ability to grow.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including that of our customers, in our data center and on our networks. The secure maintenance of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, disrupt our operations, and cause a loss of confidence in our products and services, which could adversely affect our business.

We cannot guarantee the future payment of dividends on our Common Stock.

Holders of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. The payment of future dividends will depend upon our financial resources, the earnings and the financial condition of the Bank and its subsidiaries, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any declaration of dividends. In addition, if a default occurs in the payment due on the trust preferred securities issued by Lyons Capital Statutory Trust I, Lyons Capital Statutory Trust II or Lyons Statutory Trust III in which we own all of the common beneficial interest, we would be prohibited from paying dividends on our common stock. Accordingly, dividends, if any, may not be paid at historical levels or may be increased, or such an increase may not occur.

Monetary policies and economic factors could adversely affect our financial performance.

The success of the Company will depend in significant part upon its ability to attract deposits and extend loans and to maintain a sufficient interest margin between the rates of interest it receives on loans and other investments and the rates it pays out on deposits and other liabilities. This is affected by the monetary policies of federal regulatory authorities, particularly the Federal Reserve, and by economic conditions in our service area and the United States generally, including the following:

- changes in governmental economic and monetary policies;
- the Internal Revenue Code and banking and credit regulations;
- national, state, and local economic growth rates;
- employment rates; and
- population trends.

We cannot predict the nature and timing of any changes in such policies and conditions or their impact on us or our bank subsidiary. Any such changes may have a material adverse impact on our financial performance.

Our growth and return to investors may be limited by the laws and government agencies that regulate us and changes in these laws that may adversely affect our results of operation and financial condition.

We are a bank holding company, and our principal subsidiary is a national bank. Both entities operate in a highly regulated environment and are subject to examination, supervision and comprehensive regulation by federal regulatory agencies. Under regulatory capital adequacy guidelines and other regulatory requirements, our company and our subsidiary bank must meet guidelines subject to qualitative judgments by regulators about components, risk weightings and other factors. From time to time, the regulators implement changes to these regulatory capital adequacy guidelines. Banking regulations, designed primarily for the safety of depositors and not shareholders of Lyons Bancorp, Inc., may limit our growth and the return to investors by restricting activities such as the payment of dividends; mergers with, or acquisitions by, other institutions; investments; loans and interest rates; interest rates paid on deposits and the creation of branch banking offices. Furthermore, if we fail to meet these minimum capital guidelines and other regulatory requirements, our financial condition would be materially and adversely affected.

Future governmental regulation and legislation could limit our future growth.

We are subject to extensive state and federal regulation, supervision, and legislation which govern almost all aspects of our operations. These laws may change from time to time and are primarily intended for the protection of customers, depositors, and the deposit insurance funds. The impact of any changes to these laws may negatively impact our ability to expand our services and to increase the value of our business. The Dodd-Frank Act, enacted in July 2010, represents a comprehensive overhaul of the financial services industry in the United States and requires federal agencies to implement many new rules. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to our shareholders. See "Supervision and Regulation" for more information about applicable banking regulations.

A loss of our senior officers could impair our relationship with our customers and adversely affect our revenue.

We rely upon our senior officers to develop business and maintain customer relationships. If any of these individuals were to leave for any reason or something were to happen to one of them, and we were unable to hire highly qualified and experienced personnel to replace them, we could lose valuable customer relationships and associated revenue, especially if they were to work with a competitor.

Our management will have broad discretion in allocating the net proceeds from the offering and may not allocate the proceeds in the most profitable manner.

Neither we nor the Bank have specifically allocated the use of the net proceeds from this offering. Until utilized, we anticipate that net offering proceeds will be invested in short-term and intermediate-term securities or deposits in our Bank subsidiary. Therefore, management will have broad discretion as to the timing and specific application of the net proceeds and investors will not have the opportunity to evaluate the economic, financial and other relevant information that we will use in applying the net proceeds. Although we intend to use the net proceeds to serve Lyons Bancorp, Inc.'s best interests, our application may not ultimately reflect the most profitable application of the net proceeds and you may not agree with such application. As a result, it is possible that our return on equity will decrease following the offering.

A decline in the market value of our investments could negatively impact shareholders' equity.

Approximately 93.4% of our securities investment portfolio as of March 31, 2012 has been designated as available-for-sale. Unrealized gains and losses in the estimated value of the available-for-sale portfolio are reflected as a separate item in stockholders' equity, net of tax. Also, at March 31, 2012, we maintained approximately 23.4% of total assets in securities available for sale. If the market value of our investment portfolio declines, this would cause a decline in stockholders' equity which could be material.

Given current economic and market conditions, declines in the value of individual securities within our investment portfolio that are considered "other-than-temporarily-impaired" could have a negative impact on stockholders' equity.

At March 31, 2012, approximately 41% of our securities investment portfolio is invested in New York State and local government obligations. These issuers are affected by political, economic and regulatory factors. The concerns facing the State of New York and its municipalities may lead nationally recognized rating agencies to downgrade its debt obligations. We periodically, but not less than quarterly, evaluate these investments for impairment indicators. Under U.S. generally accepted accounting principles, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings to the extent the impairment is related to credit losses. If impairment is deemed other-than-temporary, the resulting charge to earnings relating to credit quality may be significant.

If we issue additional stock in the future, your percentage of ownership of Lyons Bancorp, Inc. could be reduced.

As a shareholder of Lyons Bancorp, Inc., you will not have preemptive rights with respect to the issuance of additional shares of common stock or the issuance of any other class of stock. This means that if we decide to issue additional shares of stock, you will not automatically be entitled to purchase additional shares to maintain your percentage of ownership of our outstanding common stock. In addition, if we sell additional shares in the future, it is possible that those shares may be issued on terms more favorable, including a lower share price, than the terms hereunder.

Substantial regulatory limitations on changes of control and anti-takeover provisions in our Certificate of Incorporation and Bylaws may make it more difficult for you to receive a change in control premium.

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company or financial holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Also our Certificate of Incorporation and Bylaws contain certain provisions that can slow down or limit a hostile takeover. The provisions are intended to discourage costly takeover battles and lessen our vulnerability to a hostile change in control, thereby enhancing the possibility that our Board of Directors can maximize shareholder value in connection with an offer to acquire us. However, anti-takeover provisions can discourage activities such as unsolicited merger proposals, acquisitions, or tender offers by which shareholders might otherwise receive a change of control premium for their shares above the market price.

Our directors and executive officers control a significant percentage of outstanding shares and may influence shareholder actions in a manner that may be adverse to your personal investment objectives.

As of April 28, 2012, our directors and executive officers beneficially control 17.3% of our outstanding shares of common stock before this offering. Our directors and executive officers have indicated that they intend to participate under this offering. Combined with the anti-takeover provisions in our Certificate of Incorporation and Bylaws, these holdings can effectively block any attempted takeover of us. In addition, if our directors and executive officers vote together as a single group, they will significantly influence the outcome of our shareholder votes, such as election of directors, amendments to our Certificate of Incorporation, mergers and asset sales. The interests of our directors and executive officers may differ from the interests of other shareholders with respect to control issues such as these.

We are not a Securities and Exchange Commission reporting company and, therefore, there is less information available than if our securities were registered under the Securities Exchange Act of 1934, which may make it more difficult for you to sell or otherwise take action with respect to your securities in the future.

We are a non-reporting issuer, which means we do not file periodic reports with the Securities and Exchange Commission and we do not plan to do so after this offering unless required by law. Although we file financial information with the Federal Reserve Bank of New York and the Bank files financial information with the Office of the Comptroller of the Currency, purchasers of our common stock under the Offering will not have ready access to the same quantity of information concerning us and the Bank that is available to the shareholders of companies that report to the Securities and Exchange Commission. Further, the vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer which may make it more difficult for you to sell or otherwise take action with respect to your securities in the future.

Risks Related to the Rights Offering

If you do not fully exercise your basic subscription privilege, your interest in us will be diluted. In addition, if you do not exercise your basic subscription privilege in full and the subscription price is less than the fair value of our common stock, then you would experience an immediate dilution of the aggregate fair value of your shares.

Up to 192,307 shares of common stock are issuable in the rights offering, with any remaining shares available to satisfy over-subscription requests and/or to facilitate sales of shares to new investors in the supplemental offering that we are undertaking concurrently with the rights offering. If you do not choose to fully exercise your basic subscription privilege, your percentage ownership interest in us will significantly decrease. In addition, if you exercise your basic subscription privilege in full but do not exercise your over-subscription opportunity in full and other shareholders fully exercise their basic subscription privilege and their over-subscription opportunity, or we otherwise issue additional shares to new investors in the supplemental offering, the percentage of our common stock owned by all other shareholders will increase. For example, if you own 10,000 shares of common stock before the rights offering, or approximately 0.77% of our common stock, and you do not exercise any of your basic subscription privilege or over-subscription opportunity while all other shareholders exercise their basic subscription privilege and over-subscription opportunity in full, or we otherwise issue the maximum number of additional shares to new investors in the supplemental offering, then your percentage ownership will be reduced to approximately 0.67%. In addition, if you do not exercise your basic subscription privilege in full and the subscription price is less than the fair value of our common stock, you would experience immediate dilution of the value of your shares relative to what your value would have been had our common stock been issued at fair value.

The subscription price determined for the rights offering is not necessarily an indication of the fair value of our common stock.

Our Board of Directors determined the terms of the rights offering, including the subscription price, in its sole discretion. In determining the subscription price, our Board of Directors considered a number of factors, including:

- the size and timing of the rights offering and the price at which our shareholders might be willing to participate in a rights offering offered on a pro rata basis to all shareholders with an over-subscription opportunity;
- historical and current trading prices for our common stock; and
- analysis of information related to other recent public offerings of community banks and the range of discounts that the subscription prices represented to the then prevailing and historical trading prices for those offerings.

The subscription price is not necessarily related to our book value, results of operations, cash flows, financial condition or net worth or any other established criteria of value and may or may not be considered the fair value of our common stock at the time the rights offering was approved by our Board or during the rights offering period. On May 1, 2012, the closing sale price for a trade of 300 shares of our common stock on the OTC Bulletin Board was $37.50 per share. Prior to May 1, 2012, the most recent closing sale price for our common stock was $31.25 per share, which was for a trade of 800 shares. We cannot assure you that the trading price of our common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell shares purchased in the rights offering at a price equal to or greater than the subscription price. We do not intend to change the subscription price in response to changes in the trading price of our common stock prior to the closing of the rights offering.

Because we do not have any formal commitments from any of our shareholders to participate in the rights offering, the net proceeds we receive from the rights offering may be lower than currently anticipated.

We do not have any formal commitments from any of our shareholders to participate in the rights offering, and we cannot assure you that our other shareholders will exercise all or any part of their basic subscription privilege or their over-subscription opportunity. If our shareholders subscribe for fewer shares of our common stock than anticipated, the net proceeds we receive from the rights offering could be significantly reduced and we could incur damage to our reputation.

Because there is no minimum offering amount, purchasers in the rights offering may be one of a few to purchase and management's plans for offering proceeds may not be met.

There is no minimum amount of subscriptions required to complete the rights offering. Therefore, purchasers in the rights offering could be one of a relatively small number of investors in the rights offering. Further, if there are only a small number of investors in the rights offering, the offering proceeds may not be sufficient to complete management's planned use for the proceeds.

The rights offering may cause the price of our common stock to decline.

Depending upon the trading price of our common stock at the time of our announcement of the rights offering, the announcement of the rights offering and its terms, including the subscription price, together with the number of shares of common stock we could issue if the offering is completed, may result in an immediate decrease in the trading price of our common stock. This decrease may continue after the completion of the rights offering. If that occurs, your purchase of shares of our common stock in the rights offering may be at a price greater than the prevailing trading price. Further, if a substantial number of subscription rights are exercised and the holders of the shares received upon exercise of those subscription rights choose to sell some or all of those shares, the resulting sales could also depress the trading price of our common stock.

We may cancel the rights offering at any time prior to the expiration of the rights offering period, and neither we nor the escrow agent will have any obligation to you except to return your subscription payment.

We may at our sole discretion cancel the rights offering at any time prior to the expiration of the rights offering period. If we elect to cancel the rights offering, neither we nor the escrow agent will have any obligation with respect to the subscription rights except to return to you, without interest or penalty, as soon as practicable any subscription payments. In addition, we may suffer reputational harm if the rights offering is cancelled prior to the expiration date.

Because you may not revoke or change your exercise of the subscription rights, you could be committed to buying shares above the prevailing trading price at the time the rights offering is completed.

Once you exercise your subscription rights, you may not revoke or change the exercise. The trading price of our common stock may decline before the subscription rights expire. If you exercise your subscription rights, and, afterwards, the trading price of our common stock decreases below the $26.00 per share subscription price, you will have committed to buying shares of our common stock at a price above the prevailing trading price and could have an immediate unrealized loss. Our common stock is traded on the OTC Bulletin Board under the symbol, "LYBC" and the closing sale price of our common stock on the OTC Bulletin Board on

May 1, 2012 was $37.50 per share, for a trade of 300 shares of our common stock. Prior to May 1, 2012, the most recent closing sale price for our common stock was $31.25 per share, which was for a trade of 800 shares. The trading price of our common stock may not be equal to or exceed the subscription price at the time of exercise or at the expiration of the subscription rights offering period.

There is no legal obligation for our directors or senior management to subscribe for any shares in the rights offering.

None of our directors or members of senior management is legally obligated to subscribe for any shares of common stock in the rights offering. Because our directors and senior management are not required to subscribe for any shares of common stock in the rights offering, they may choose to subscribe for less than the number of shares of common stock that they are entitled to purchase in the rights offering. Any failure on the part of our directors and senior management to participate significantly in the rights offering may jeopardize the likelihood of success for the rights offering and could result in damage to our reputation.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights will be rejected.

Shareholders that desire to purchase shares in the rights offering must act promptly to ensure that all required forms and payments are actually received by the Bank and the escrow agent prior to the expiration date of the rights offering. If you are a beneficial owner of shares and reside in the State of New York, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that all required forms and payments are actually received by the Bank and the escrow agent prior to the expiration of the rights offering period. We are not responsible if your broker, dealer, custodian bank or nominee fails to ensure that all required forms and payments are actually received by the Bank and the escrow agent prior to the expiration of the rights offering period. If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in the rights offering prior to the expiration of the rights offering period, the Bank may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. Neither we nor the Bank undertakes to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form. We have the sole discretion to determine whether the exercise of your subscription rights properly and timely follows the subscription procedures.

Because the subscription rights are non-transferable, there is no market for the subscription rights.

You may not sell, transfer or assign your subscription rights to anyone else, and we do not intend to seek to have the subscription rights quoted on the OTC Bulletin Board or any other stock exchange or trading market. Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights. You must exercise the subscription rights and acquire additional shares of our common stock to realize any value that may be embedded in the subscription rights.

If you make payment of the subscription price by uncertified personal check, your check may not clear in sufficient time to enable you to purchase shares in the rights offering.

Any uncertified personal check used to pay the subscription price in the rights offering must clear prior to the expiration date of the rights offering, and the clearing process may require five or more business days. As a result, if you choose to use an uncertified personal check to pay the subscription price, it may not clear prior to the expiration date, in which event you would not be eligible to exercise your subscription rights. You may eliminate this risk by paying the subscription price by certified or cashier's check or bank draft drawn on a U.S. bank or by a U.S. postal or express money order.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

In this offering circular we make forward-looking statements concerning trends and future conditions, including the future of the banking industry, our business strategy (including the possibility of future openings of banking offices and acquisitions), continued acceptance and growth of our assets, loans and deposits, development and addition of products and dependence on significant customers such as agricultural and municipal customers. These statements can be identified by the use of forward-looking terminology such as "may," "expect," "plan," "intend," "seek," "anticipate," "estimate," "continue" or other similar words. These statements and similar expressions discuss expectations of the future and are intended to identify forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this offering circular. We caution readers not to place undue reliance on any of these forward-looking statements, which reflect our views on the date of this offering circular. The "Risk Factors" and other factors identified throughout this offering circular could cause our actual results to differ significantly from those contained in any forward-looking statement.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this offering circular. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these statements in light of new information or future events.

USE OF PROCEEDS

The estimated net proceeds from the offering depend upon the total number of shares we sell. The following table sets forth the calculation of our net proceeds from the offering at an offering price of $26.00 per share and the use of these proceeds. Because this is a best efforts offering and there is no minimum number of shares to be sold, we are presenting this information assuming that we sell 10%, 50% and 100% of the shares that we are offering.

	10%	50%	100%
Shares sold	19,231	96,154	192,307
Gross offering proceeds	$ 500,006	$ 2,500,004	$4,999,982
Selling Agent Discounts, Commissions[1]	$ 10,000	$ 50,000	$ 100,000
Less estimated expense of the offering	$ 250,000	$ 250,000	$ 250,000
Less net proceeds to Lyons National Bank[2]	$ 192,005	$ 1,760,003	$3,719,986
Net cash proceeds retained by Lyons Bancorp	$ 48,001	$ 440,001	$929,996

1. Payable to Northeast Capital & Advisory, Inc., our selling agent, as commission on any sales in the rights offering or the community portion of the supplemental offering to existing shareholders or that are made by us, rather than Northeast Capital & Advisory, Inc. This amount assumes full subscription and oversubscription of our rights offering and the community portion of the supplemental offering. Notwithstanding the foregoing, the selling agent has agreed that we will not be required to pay the selling agent any commission payment with respect to the sale of any shares of common stock made in the rights offering in a jurisdiction where the payment of a commission would disqualify us from utilizing the applicable exemption from registration of the shares of common stock or the offering of the shares of common stock within such jurisdiction for rights offerings. If our selling agent were to sell shares to other persons in the supplemental offering, we would be required to pay a commission of 7% of such proceeds. The terms of our arrangement with our selling agent are described under "Plan of Distribution."

2. Assuming the distribution of 80% of the net proceeds from the Offering to the Bank, subject to the sole discretion of our management and its evaluation of the economic, financial and other relevant information it will use to determine the final application of the net proceeds as described above in the section entitled "Risk Factors" beginning on page 20.

We are raising equity capital at this time to increase the Company's regulatory capital levels. See "Management's Discussion and Analysis of Financial Condition and Results of Operation – Capital"; and "Supervision and Regulation – Capital Requirements". We intend to add the proceeds from the sale to our general funds to be used for general corporate purposes, including without limitation, paying interest due on subordinated debt; investing in short-term and intermediate-term interest bearing securities or in deposits in our Bank subsidiary, or for injecting additional capital into the Bank. We expect our investment in the Bank to qualify as Tier I regulatory capital for the Bank under regulatory capital guidelines. In particular, the Bank must have a minimum of 6% of Tier I capital for $1.00 of new Tier I investment so that it may take in new loans. The Bank plans to use the portion of the net proceeds it receives to invest in new loans and investment securities. The Bank may also consider other growth strategies, such as future acquisition opportunities or de novo branching. We have otherwise not specifically allocated the net proceeds from this offering. Until we apply the net proceeds, we intend to invest such proceeds in short-term and intermediate-term interest-bearing securities or in deposits in our Bank.

THE RIGHTS OFFERING

The following describes the rights offering in general and assumes, unless specifically provided otherwise, that you are a record holder of our common stock on the record date. If you hold your shares in a brokerage account or through a dealer or other nominee, please also refer to the subsection below entitled "—Notice To Brokers and Nominees" below.

Before deciding whether to exercise your subscription rights, you should carefully read this offering circular, including the information set forth under the heading "Risk Factors" in this offering circular.

The Subscription Rights

We are distributing to holders of our common stock and holders of our convertible trust preferred securities as of 5:00 p.m., Lyons, New York time, on May 10, 2012, which is the record date for this rights offering, at no charge, non-transferable subscription rights to purchase shares of our common stock. You will receive one subscription right for each share of common stock, and for each share of common stock underlying convertible trust preferred securities, you owned as of 5:00 p.m., Lyons, New York time, on the record date. The subscription rights will be evidenced by a Subscription Election Form to be provided to each record holder of our common stock. Subscription rights may be exercised at any time during the subscription period, which commences on May 16, 2012, through the expiration date for the rights offering, which is 5:00 p.m., Lyons, New York time, on June 12, 2012. You are not required to exercise any of your subscription rights.

Fractional shares of our common stock resulting from the exercise of the basic subscription privilege or the over-subscription opportunity, each as described below, will be eliminated by rounding down to the nearest whole share. As a result, we may not issue the full number of shares authorized for issuance in connection with the rights offering. Any excess subscription payments received by the escrow agent will be returned, without interest or penalty, as soon as practicable.

Basic Subscription Privilege

Each subscription right will entitle you to purchase one-eighth (1/8) of a share of our common stock for each share of common stock, and for each share of common stock underlying convertible trust preferred securities, you currently hold at a subscription price of $26.00 per whole share. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights.

Over-subscription Opportunity

If you exercise your basic subscription privilege in full, you will also have an opportunity to subscribe to purchase any shares that our other subscription rights holders do not purchase pursuant to their basic subscription privilege. We may elect to issue additional shares to satisfy over-subscription requests and/or to facilitate sales of shares to new investors in the supplemental offering. The subscription price for shares purchased pursuant to the over-subscription opportunity will be the same as the subscription price for the basic subscription privilege.

You may exercise your over-subscription opportunity only if you exercise your basic subscription privilege in full. To determine if you have fully exercised your basic subscription privilege, we will consider only the basic subscription privilege held by you in the same capacity. For example, if you are granted subscription rights for shares of our common stock that you own individually and shares of our common stock that you own jointly with your spouse, you may exercise your over-subscription opportunity with respect to the subscription rights you own individually, as long as you fully exercise your basic subscription privilege with respect to your individually owned subscription rights. You will not, however, be able to exercise the over-subscription opportunity you have collectively with your spouse unless the basic subscription privilege collectively held by you and your spouse is fully exercised. You do not have to subscribe for any shares under the basic subscription privilege owned jointly with your spouse to exercise your individual over-subscription opportunity.

When you complete the portion of your Subscription Election Form to exercise your over-subscription opportunity, you will be representing and certifying that you have fully exercised your basic subscription privilege as to shares of our common stock that you hold in that capacity. You must exercise your over-subscription opportunity at the same time you exercise your basic subscription privilege in full.

We reserve the right to reject in whole or in part any or all over-subscription requests regardless of the availability of shares. We also reserve the right to issue some or all of the shares that we may issue beyond the number necessary to satisfy properly exercised basic subscription rights solely to new investors in the supplemental offering.

If holders exercise their over-subscription opportunity for more shares than are available to be purchased pursuant to the over-subscription opportunity, we will allocate the shares of our common stock to be issued pursuant to the exercise of the over-subscription opportunity pro rata among those over-subscribing rights holders, subject to our right to reject in whole or in part any over-subscription request. "Pro rata" means in proportion to the number of shares of our common stock that you and the other subscription rights holders have agreed to purchase by exercising the basic subscription privilege. If there is a pro rata allocation of the remaining shares of our common stock and you would otherwise receive an allocation of a greater number of shares than you subscribed for under your over-subscription opportunity, then, subject to our accepting your over-subscription request, we will allocate to you only the number of shares for which you over-subscribed. We will allocate the remaining shares among all other holders exercising their over-subscription opportunity, again subject to our right to reject in whole or in part any over-subscription request. If you are not allocated the full amount of shares for which you over-subscribe, you will receive a refund of the subscription price, without interest or penalty, that you delivered for those shares of our common stock that are not allocated to you. The escrow agent will mail such refunds as soon as practicable after the completion of the offering.

Subscription Price

The subscription price per share of common stock shall be $26.00.

Expiration Time and Date; Amendments

The subscription rights will expire at 5:00 p.m., Lyons, New York time, on June 12, 2012, unless we extend it. We reserve the right to extend the subscription period at our sole discretion. In no event, however, will the offering be extended beyond 5:00 p.m., Lyons, New York time, on July 16, 2012. We will notify you of any extension of the expiration date by issuing a press release. You must properly complete the enclosed Subscription Election Form and deliver it, along with the full subscription price (including any amounts in respect of an over-subscription request), to the Bank prior to 5:00 p.m., Lyons, New York time, on June 12, 2012, unless the expiration date is extended. After the expiration of the rights offering period, all unexercised subscription rights will be null and void. We will not be obligated to honor any purported exercise of subscription rights which the Bank receives after the expiration of the offering, regardless of when you sent the documents regarding that exercise. Any subscription payments for shares not allocated or validly purchased will be returned to you, without interest or penalty, as soon as practicable following the expiration date of the rights offering. We reserve the right, at our sole discretion, to amend or modify the terms of the rights offering.

Reasons for the Rights Offering

We are conducting the rights offering as a way of raising equity capital in a cost-effective manner that gives our shareholders the first opportunity to participate. This equity capital will be used to support future asset growth and will otherwise be used for various corporate purposes. We believe that the current economic environment, in which many larger regional and national banking institutions have tightened their lending standards and concentrated on addressing their deteriorated asset quality and reduced capital levels, has created significant opportunities for well-positioned community banks, such as the Company and its wholly-owned subsidiary, The Lyons National Bank, to expand geographically and to increase market share.

Anticipated Proceeds From the Rights Offering

The net proceeds to us from the rights offering will depend on the number of subscription rights exercised in the rights offering, including oversubscription requests, and whether any remaining shares are sold in the supplemental offering. If we issue all 192,307 shares available for the exercise of basic subscription rights in the rights offering, the net proceeds to us, after deducting estimated offering expenses and placement agent commissions, will be approximately $4.65 million. We estimate that the expenses of the combined rights and supplemental offerings will be approximately $250,000. See the section of this offering circular above entitled "Use of Proceeds".

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be cancelled or modified. You may exercise your subscription rights as follows:

Subscription by Registered Holders

To exercise your basic subscription privilege and your over-subscription opportunity, you must properly complete and execute the Subscription Election Form, together with any required signature guarantees, and forward it, together with payment in full of the subscription price for each share of our common stock you are subscribing for, including any shares you subscribe for pursuant to the over-subscription opportunity, to the Bank at the address set forth below under the heading entitled "—Submission of Subscriptions", on or prior to the expiration date.

Subscription by Beneficial Owners

If you are a beneficial owner of shares of our common stock, meaning that you hold your shares in "street name" through a broker, custodian bank or other nominee, residing in the State of New York, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, including both your basic subscription right and any over-subscription request, you will need to have your broker, custodian bank or other nominee act for you and exercise your subscription rights and deliver all documents and payment on your behalf, including a "Nominee Holder Certification", prior to 5:00 p.m., Lyons, New York time, on June 12, 2012. If you hold certificates of our common stock directly and would prefer to have your broker, custodian bank or other nominee act for you, you should contact your nominee and request it to effect the transactions for you.

To indicate your decision with respect to your subscription rights, you should complete and return to your broker, custodian bank or other nominee, the form entitled "Beneficial Owners Election Form". You should receive this form from your broker, custodian bank or other nominee with the other subscription rights offering materials. If you wish to obtain a separate Subscription Election Form, you should contact the nominee as soon as possible and request that a separate Subscription Election Form be issued to you. You should contact your broker, custodian bank or other nominee if you do not receive this form, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the form from your broker, custodian bank or nominee or if you receive it without sufficient time to respond.

Payment Method

Your payment of the subscription price must be made in U.S. dollars for the full number of shares of common stock you wish to acquire under the basic subscription privilege and the over-subscription opportunity. Your payment must be delivered in one of the following ways:

- uncertified personal check payable to "Tioga State Bank, as escrow agent for Lyons Bancorp, Inc.";

- certified or cashier's check or bank draft drawn upon a U.S. bank and payable to "Tioga State Bank, as escrow agent for Lyons Bancorp, Inc."; or
- U.S. postal or express money order payable to "Tioga State Bank, as escrow agent for Lyons Bancorp, Inc.".

If you wish to use any other form of payment, then you must obtain the prior approval of the Bank and the escrow agent and make arrangements in advance with the escrow agent for the delivery of such payment.

Receipt of Payment

Your payment will be considered received by the escrow agent only upon:

- clearance of any uncertified personal check deposited by the escrow agent or the Bank into the escrow agent's account; or
- receipt by the Bank of any certified check or cashier's check or bank draft drawn upon a U.S. bank or any U.S. postal or express money order; or
- your authorized withdrawal(s) from your account(s) at the Bank.

Payment received after the expiration of the rights offering period will not be honored, and, in that case, the escrow agent will return your payment to you, without interest or penalty, as soon as practicable.

Clearance of Uncertified Personal Checks

If you are paying by uncertified personal check, please note that payment will not be deemed to have been received by the escrow agent until the check has cleared, which could take at least five or more business days to clear. If you wish to pay the subscription price by uncertified personal check, we urge you to make payment sufficiently in advance of the time the rights offering expires to ensure that your payment is received by the escrow agent and clears by the rights offering expiration date. We urge you to consider using a certified or cashier's check or bank draft drawn on a U.S. bank or U.S. postal or express money order.

Instructions for Completing Your Subscription Election Form

You should read the instruction letter accompanying the Subscription Election Form carefully and strictly follow it. We will not consider your subscription received until the Bank has received delivery of a properly completed and duly executed Subscription Election Form and payment of the full subscription amount. The risk of delivery of all documents and payments is borne by you or your nominee, not us or the escrow agent.

The method of delivery of Subscription Election Forms and payment of the subscription amount to the Bank will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send those Subscription Election Forms and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Bank and clearance of payment before the expiration of the subscription period for the rights offering. Because uncertified personal checks may take at least five or more business days to clear, we strongly urge you to pay or arrange for payment by means of certified or cashier's check or bank draft or U.S. postal or express money order to avoid missing the opportunity to exercise your subscription rights should you decide to exercise your subscription rights.

Missing or Incomplete Subscription Information

If you do not indicate the number of subscription rights being exercised, or do not forward full payment of the total subscription price payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised your subscription rights with respect to the maximum number of subscription rights that may be exercised with the aggregate subscription price payment you delivered to the Bank. If your aggregate subscription price payment is greater than the amount you would owe for exercise of your basic subscription privilege in full, you will be deemed to have exercised your over-subscription opportunity to purchase the maximum number of shares of our common stock that could be purchased with your over-payment. If we do not apply your full subscription price payment to your purchase of shares of our common stock, the escrow agent will return the excess amount to you by mail, without interest or penalty, as soon as practicable after the expiration date of the rights offering.

Conditions and Cancellation

We reserve the right to cancel the rights offering on or prior to the expiration date of the rights offering for any reason. We may cancel, extend or otherwise amend the rights offering, in whole or in part, if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our Board of Directors would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we cancel the rights offering, in whole or in part, all affected subscription rights will expire without value, and all subscription payments received by the escrow agent will be returned, without interest or penalty, as soon as practicable.

Cancellation Rights

Our Board of Directors may cancel, extend or otherwise amend the rights offering at its sole discretion at any time prior to the time the rights offering expires for any reason. If we cancel the rights offering, we will issue a press release notifying shareholders of the cancellation, and any funds you paid to the escrow agent will be returned, without interest or penalty, as soon as practicable.

Submission of Subscriptions

All Subscription Election Forms, payments of the subscription price and nominee holder certifications, to the extent applicable to your exercise of subscription rights, must be delivered to The Lyons National Bank as follows:

By First Class Mail: The Lyons National Bank, Attention: Robert Schick, 35 William Street, Lyons, New York 14489

By Express Mail or Overnight Delivery: The Lyons National Bank, Attention: Robert Schick, 35 William Street, Lyons, New York 14489

You should direct any questions or requests for assistance concerning the method of subscribing for the shares of common stock or for additional copies of this offering circular to Robert Schick or Diana Johnson at (315) 946-8260, or (315) 946-8261, respectively.

If you deliver subscription documents, including the Subscription Election Forms, in a manner different than that described in this offering circular, then we may not honor the exercise of your subscription rights.

Fees and Expenses

We will pay all fees in connection with preparing and sending the rights offering materials to holders of our common stock. You are responsible for paying all costs associated with returning subscriptions to us, including any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights. Neither the escrow agent nor we will pay such expenses.

Fractional Shares of Common Stock

We will not issue fractional shares of common stock. Fractional shares of our common stock resulting from the exercise of the basic subscription privilege or the over-subscription opportunity will be eliminated by rounding down to the nearest whole share. Any excess subscription payments received by the escrow agent will be returned, without interest or penalty, as soon as practicable.

Notice to Brokers and Nominees

If you are a broker, custodian bank or other nominee holder that holds shares of our common stock for the account of others who reside in the State of New York on the rights offering record date, you should notify the respective beneficial owners of such shares of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owner with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate Subscription Election Forms and submit them to the Bank with the proper payment.

If you hold shares of our common stock for the account(s) of more than one such beneficial owner, you may exercise the number of subscription rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our common stock on the subscription rights offering record date, provided that you, as a nominee record holder, make a proper showing to the Bank by submitting the form entitled "Nominee Holder Certification" that we will provide to you with your subscription rights offering materials. If you did not receive this form, you should contact the Bank to request a copy.

In the case of subscription rights that you hold of record on behalf of others through the Depository Trust Company, or DTC, those subscription rights may be exercised by instructing DTC to transfer the subscription rights from your DTC account to the Company's DTC account, and by delivering to the Bank the required certification as to the number of shares subscribed for pursuant to the exercise of the subscription rights of the beneficial owners on whose behalf you are acting, together with payment of the full subscription price.

Questions about Exercising Subscription Rights

If you have any questions or require assistance regarding the method of exercising your subscription rights or requests for additional copies of any documents, you should contact us at (315) 946-4871 or stop by our main office located at 35 William Street, Lyons, New York 14489.

Transferability of Subscription Rights

The subscription rights granted to you may be exercised only by you, and, therefore, you may not sell, transfer or assign your subscription rights to anyone else.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription privileges, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us at our sole discretion. Neither the escrow agent nor we shall be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to cancel the rights offering, only when a properly completed and duly executed Subscription Election Form and any other required documents and payment of the full subscription amount have been received by the Bank. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Segregated Account; Return of Funds

The escrow agent will hold funds received in payment for shares of the common stock in a segregated account pending completion of the rights offering. The escrow agent will hold this money until the rights offering is completed or is cancelled. If the rights offering is cancelled for any reason, the escrow agent will return this money to subscribers, without interest or penalty, as soon as practicable.

Certificates for Shares of Common Stock

When issued, the shares will be registered in the name of the subscription rights holder of record. As soon as practicable after the expiration of the rights offering period, the Bank will arrange for issuance to each subscription rights holder of record that has validly exercised its basic subscription privilege, the shares of common stock purchased pursuant to the basic subscription privilege. Any shares purchased pursuant to the over-subscription opportunity will be issued as soon as practicable after the expiration date of the rights offering and following the completion of any pro-rations as may be necessary in the event the over-subscription requests exceed the number of shares available to satisfy such requests.

Rights of Subscribers

You will have no rights as a shareholder of our common stock until you are issued certificates for shares of our common stock purchased in the rights offering. You will have no right to revoke your subscriptions after you deliver your completed Subscription Election Form, payment and any other required documents to the Bank.

No Revocation or Change

Once you submit the form of Subscription Election Form to exercise any subscription rights, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase the shares of common stock offered pursuant to the rights offering.

Regulatory Limitation

We will not be required to issue to you shares of our common stock pursuant to the rights offering if, in our opinion, you are required to obtain prior clearance or approval from, or submit a prior notice to, any state or federal regulatory authorities to acquire, own or control the shares and if, at the time the rights offering expires, we determine that you have not properly obtained such clearance or approval or submitted such notice.

U.S. Federal Income Tax Treatment of Subscription Rights Distribution

Based upon discussions with our advisors, we believe that our distribution or any shareholder's exercise of these subscription rights to purchase shares of common stock should generally not be taxable to our shareholders. See the section entitled "United States Federal Income Taxation" on page 110 below.

YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF THE RECEIPT OF SUBSCRIPTION RIGHTS IN THIS OFFERING AND THE OWNERSHIP, EXERCISE AND DISPOSITION OF THE SUBSCRIPTION RIGHTS APPLICABLE TO YOUR OWN PARTICULAR TAX SITUATION.

No Recommendation to Subscription Rights Holders

Our Board of Directors is making no recommendations regarding your exercise of the subscription rights. You are urged to make your own decision whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering. See the section entitled "Risk Factors" in this offering circular.

Listing

The subscription rights may not be sold, transferred or assigned to anyone else and will not be listed on any other stock exchange or trading market or on the OTC Bulletin Board. The shares of common stock issuable upon exercise of the subscription rights will be listed on the OTC Bulletin Board under the symbol "LYBC".

Shares of Common Stock Outstanding After the Rights Offering

Based on the 1,291,113 shares of our common stock outstanding as of April 27, 2012, if we issue all 192,307 shares of common stock available for the exercise of basic subscription rights in the rights offering, we would have 1,483,420 shares of common stock outstanding following the completion of the rights offering, which would represent an increase in the number of outstanding shares of our common stock of approximately 14.9%.

Other Matters

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any shares of our common stock from subscription rights holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in whole or in part, in order to comply with the securities laws or other legal requirements of those states or other jurisdictions. Subject to state securities laws and regulations, we also have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your subscription rights in order to comply with state securities laws. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights you will not be eligible to participate in the rights offering. However, we are not currently aware of any states or jurisdictions that would preclude participation in the rights offering.

THE SUPPLEMENTAL OFFERING

Acceptance of Subscriptions During Pendency of Rights Offering

We will permit certain persons and entities who are not shareholders eligible to participate in the rights offering to submit subscriptions to purchase shares of our common stock at a purchase price of $26.00 per share as and to the extent that any shares of our common stock remain available for purchase following the expiration date of the rights offering, subject to the purchase priority rights of the holders of subscription rights.

Prospective purchasers should complete, date and sign the subscription agreement that accompanies this offering circular and return it, together with a check, bank draft or money order payable to "Tioga State Bank, as escrow agent for Lyons Bancorp, Inc." for the full amount of the total subscription price for the shares that you subscribe for under the subscription agreement, to The Lyons National Bank, at the appropriate address set forth above in this offering circular in the subsection entitled "The Rights Offering"—Submission of Subscriptions".

SUPPLEMENTAL OFFERING SUBSCRIPTIONS ARE BINDING ON SUBSCRIBERS.

If you send an uncertified personal check, payment will not be deemed to have been received by the escrow agent until the check has cleared. If you send a certified or cashier's check or bank draft, drawn on a U.S. bank, or a U.S. postal or express money order, payment will be deemed to have been received immediately upon receipt of such instruments.

Any uncertified personal check used to pay for shares of our common stock must clear the appropriate financial institutions prior to 5:00 p.m., Lyons, New York time, on June 22, 2012, which is the expiration date of the supplemental offering. The clearance of an uncertified personal check may require five or more business days. Accordingly, persons who wish to acknowledge their subscription by means of an uncertified personal check are urged to make payment sufficiently in advance of the expiration of the supplemental offering to ensure such payment is received and clears by such date.

If you wish to use any other form of payment in subscribing for shares in the supplemental offering, then you must obtain the prior approval of the Bank and the escrow agent and make arrangements in advance with the escrow agent for the delivery of such payment.

Expiration Date and Cancellation Rights

The supplemental offering will expire ten days following the expiration of the rights offering, or at 5:00 p.m., Lyons, New York time, on June 22, 2012, unless we extend the supplemental offering in our sole discretion. In no event, however, will the offering be extended beyond 5:00 p.m., Lyons, New York time, on July 16, 2012.

We may cancel the supplemental offering at any time for any reason, including following the rights offering expiration date. If we cancel the supplemental offering, the escrow agent will return all subscription payments, without interest or deduction, as soon as practicable.

Discretion to Accept Subscriptions

We reserve the right, in our sole discretion, to accept or reject in whole or in part any subscription that may be properly delivered to the Bank pursuant to the supplemental offering. As a result, you may not receive any or all of the shares for which you subscribe. We will notify subscribers as soon as practicable following the expiration date of the supplemental offering as to whether and to what extent their subscriptions have been accepted. If we do not accept all or a portion of a subscription, the escrow agent will return to the subscriber the unaccepted portion of the subscription funds, without interest or deduction, as soon as practicable.

Escrow Arrangements; Return of Funds

The escrow agent will hold funds received with a subscription in connection with the supplemental offering in a segregated noninterest-bearing account. The escrow agent will hold these funds on our behalf in escrow until such time as we accept or reject the subscription in whole or in part or until the supplemental offering is cancelled. If the supplemental offering is cancelled, the escrow agent will return the subscription payments, without interest or deduction, as soon as practicable.

No Revocation or Change

Once you submit your subscription and payment in connection with the supplemental offering, you will not be allowed to revoke your subscription or request a refund of monies paid. All subscriptions delivered pursuant to the supplemental offering are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not submit a subscription to purchase shares in the supplemental offering unless you are certain that you wish to purchase shares of our common stock at the subscription price.

MARKET FOR OUR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Our stock is traded on a limited basis in the over-the-counter market under the symbol "LYBC." Our stock does not have a market maker, and we do not plan to list our securities on any exchange. Transactions in our stock are reported in the Financial Industry Regulatory Authority, Inc.'s reporting system known as the "OTC Bulletin Board."

We do not currently have outstanding options, or warrants to purchase, common stock. We do have, through Lyons Statutory Trust III, securities that are convertible into common stock. We have not agreed to register any common stock under the Securities Act of 1933, as amended, or Securities Act, for sale by our security holders, although we reserve the right to do so in the future.

The following table describes for the quarters indicated the high and low sales for our stock as quoted on the OTC Bulletin Board and dividends paid with respect to our stock since January 1, 2009.

	High*	Low*	Dividends*
2009:			
First Quarter	$ 17.33	$ 12.17	$ 0.19
Second Quarter	$ 22.00	$ 17.33	$ 0.19
Third Quarter	$ 23.33	$ 21.33	$ 0.20
Fourth Quarter	$ 26.67	$ 18.67	$ 0.20
2010:			
First Quarter	$ 25.67	$ 19.17	$ 0.20
Second Quarter	$ 26.63	$ 22.83	$ 0.20
Third Quarter	$ 24.80	$ 23.50	$ 0.22
Fourth Quarter	$ 26.67	$ 23.33	$ 0.25(1)
2011:			
First Quarter	$ 33.33	$ 26.00	$ 0.22
Second Quarter	$ 33.33	$ 30.00	$ 0.22
Third Quarter	$ 33.33	$ 28.17	$ 0.23
Fourth Quarter	$ 33.33	$ 26.67	$ 0.23
2012			
First Quarter	$ 37.00	$26.67	$0.27

**Cash dividends per share and the high and low market prices in the table above have been retroactively adjusted for dates and periods preceding March 1, 2012 to reflect a 3-for-2 stock split, in the form of a stock dividend, effective February 29, 2012.*

(1) Includes a $0.03 special dividend

The above over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. The quotation of our common stock on the OTC Bulletin Board does not assure that a meaningful, consistent and liquid market for such securities currently exists.

As of April 27, 2012, there were 438 holders of record of our common stock.

OUR POLICY REGARDING COMMON STOCK DIVIDENDS

Since our formation in 1987, we, as the holding company of the Bank, have continued the payment of cash dividends to common shareholders in keeping with the historical payment of cash dividends to common shareholders. We (or the Bank prior to our formation) have paid consecutive annual cash dividends for more than 50 years to common shareholders. Our Board of Directors currently intends to continue the policy of paying dividends. Dividends payments at historical levels following the offering may not be sustained or may be increased, or such increase may not occur. Future payment of dividends must necessarily depend upon our financial resources, the earnings and financial condition of the Bank, restrictions under applicable law and regulations, and other factors relevant at the time the Board of Directors considers any declaration of dividends. To the extent we have insufficient cash available for the payment of dividends; we must receive dividends from the Bank. Therefore, the restrictions on the Bank's dividend payments are directly applicable to us. For a description of limitations on the ability of the Bank to pay any dividends to us, see "Supervision and Regulation."

We will be restricted in our ability to pay common stock dividends if we default on certain of our obligations related to the Lyons Capital Statutory Trust I, Lyons Capital Statutory Trust II, or Lyons Statutory Trust III, in which we own all of the common beneficial interest. We formed these trusts in June 2003, August 2004, and December 2009, respectively, for the sole purpose of issuing trust preferred securities that are fully and unconditionally guaranteed by us. In connection with each formation, we also sold subordinated debentures to Trust I in the principal amount of $1,035,000, to Trust II in the principal amount of $5,155,000, and to Trust III in the principal amount of $3,027,000. If we defaulted on our obligations under the guarantees or the subordinated debentures, we would be prohibited from paying dividends under the indentures governing the preferred trust securities.

DETERMINATION OF OFFERING PRICE AND DILUTION

If you purchase shares of our stock in this offering, you may pay a higher effective price per share than the prices paid to us by certain of our officers and directors during the past five years.

The most recent trade of our common stock occurred on May 1, 2012, at a price of $37.50 per share, for a trade of 300 shares of our common stock. Prior to May 1, 2012, the most recent closing sale price for our common stock was $31.25 per share, which was for a trade of 800 shares. The following table summarizes the total consideration paid to us and the average price paid by our officers, directors and affiliates from January 1, 2009 through April 27, 2012, as adjusted for a three-for-two stock split, in the form of a stock dividend, effective February 29, 2012:

	Shares Purchased	Total Consideration	Average Price Per Share
Officers, directors, etc. (1),2),(3),(4),(5)(6)	19,456*	$ 466,441	$23.97*

**Share and per share data and prices in the table below have been retroactively adjusted to reflect a 3-for-2 stock split, in the form of a stock dividend, effective February 29, 2012.*

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(1) Includes 6,883 shares issued in 2009 to certain members of our senior management under a deferred compensation agreement (Schick – 4,086; Britt – 678; Kime – 951; DeRaddo – 601; Johnson – 567) at an average price of $18.70.

(2) Includes 5,467 shares issued in 2010 to certain members of our senior management under a deferred compensation agreement (Schick – 3,048; Britt – 532; Kime – 764; DeRaddo – 492; Johnson – 471; McCann – 160) at an average price of $22.72.

(3) Includes 150 shares issued in 2010 to Bradley A. Person at $23.33.

(4) Includes 4,839 shares issued in 2011 to certain members of our senior management under a deferred compensation agreement (Schick – 2,699; Britt – 448; Kime – 630; DeRaddo – 397; Johnson – 494; McCann – 171) at an average price of $30.22.

(5) Includes 900 shares issued in 2011 to Joseph A. Fragnoli at $29.33.

(6) Includes 1,217 shares issued in 2012 to certain members of our senior management under a deferred compensation agreement (Schick – 676; Britt – 113; Kime – 157; DeRaddo – 101; Johnson – 135; McCann – 35) at an average price of $30.74.

CAPITALIZATION

The following table sets forth as of March 31, 2012:

a. our historical capitalization; and

b. on a pro forma basis, our capitalization reflecting the sale of up to 192,307 shares of common equity at an assumed price of $26.00 per share.

You should read the information in this table together with the "Selected Financial and Other Data," our unaudited consolidated financial statements and notes thereto and the other information in this memorandum.

(in thousands)	Actual	Pro Forma		
		10% of shares offered	50% of shares offered	100% of shares offered
# shares offered		19,231	96,154	192,307
Net proceeds (in thousands)		$ 240	$ 2,200	$ 4,650
Junior Subordinated Debt	$ 9,217	$ 9,217	$ 9,217	$ 9,217
Stockholders' Equity				
Common stock, par value $0.50 per share, 5,000,000 shares authorized, 1,301,471 shares issued as of March 31, 2012	$ 651	$ 660	$ 699	$ 747
Additional paid-in capital	7,828	8,059	9,980	12,382
Retained earnings	29,663	29,663	29,663	29,663
Accumulated and other comprehensive loss	(960)	(960)	(960)	(960)
Less: Treasury stock (10,358 shares) at cost	(299)	(299)	(299)	(299)
Total Stockholders' Equity	$ 36,883	$ 37,123	$ 39,083	$ 41,533
Noncontrolling interest	56	56	56	56
Total Equity	$ 36,939	$ 37,179	$ 39,139	$ 41,589
Capital Ratios				
Stockholders' Equity to Total Assets	6.06%	6.10%	6.40%	6.78%
Tier I Capital to Average Assets (Leverage)	8.21%	8.25%	8.57%	8.96%
Tier I Capital to Risk-Weighted Assets	12.45%	12.51%	13.02%	13.65%
Total Capital to Risk-Weighted Assets	13.70%	13.76%	14.27%	14.90%

PLAN OF DISTRIBUTION

Rights Offering

On or about the date hereof, we will distribute the subscription rights, Subscription Election Forms and copies of this offering circular to individuals who owned shares of common stock of record as of 5:00 p.m., Lyons, New York time, on May 10, 2012, the record date for the rights offering. If you wish to exercise your subscription rights and purchase shares of common stock, you should complete the Subscription Election Form and return it with payment for the shares, to the Bank. See the subsection above entitled "The Rights Offering—Method of Exercising Subscription Rights". If you have any questions, you should contact Robert Schick or Diana Johnson, at (315) 946-8260 or (315) 946-8261, respectively. The subscription rights will not be listed on any other stock exchange or trading market or on the OTC Bulletin Board. The shares of common stock issuable upon exercise of the subscription rights will be listed on the OTC Bulletin Board under the symbol "LYBC".

We have agreed to pay the escrow agent customary fees plus certain expenses in connection with the rights offering. Except as described in this section, we are not paying any other commissions, placement agent fees or discounts in connection with the rights offering. Some of our employees may solicit responses from you as a holder of subscription rights, but we will not pay our employees any commissions or compensation for these services other than their normal employment compensation. We estimate that our total expenses in connection with the combined rights and supplemental offerings will be approximately $250,000.

Robert A. Schick, director and President and Chief Executive Officer, Diana R. Johnson, Executive Vice President and Treasurer, Clair J. Britt, Jr., director, and Phillip M. McCann, Executive Vice President and Chief Credit Officer of the Bank, will likely participate in the selling efforts for Lyons Bancorp. In each case, the officer or director plans to rely on the safe harbor provided by Rule 3a4-1 as an associated person deemed not to be a broker under such rule.

Supplemental Offering

If shares of common stock remain available for sale after the closing of the rights offering, members of our senior management and board of directors, as well as Northeast Capital & Advisory, Inc., as selling agent, will offer and sell those remaining shares to the public on a best efforts basis at the $26.00 per share subscription price.

The selling agent, Northeast Capital & Advisory, Inc., 7 Airport Park Blvd., Latham, New York, has agreed, subject to the terms and conditions contained in an agency agreement with us, to sell, as selling agent, on a best efforts basis, the shares being offered in the supplemental offering. Because the supplemental offering is on a best efforts basis, the selling agent is not obligated to purchase any shares if they are not sold, and the selling agent is not required to sell any specific number or dollar amount of shares.

Initially, we anticipate that members of our senior management and board of directors, as well as Northeast Capital & Advisory, Inc., will offer any shares in the supplemental offering with a preference given to natural persons residing in the seven counties in which we operate, namely Cayuga, Monroe, Onondaga, Ontario, Seneca, Wayne and Yates, in what we will refer to as the community portion of the supplemental offering. Subsequently, we anticipate that any shares remaining available in the supplemental offering will be offered by the selling agent (and potentially through selected dealers, as described below) outside of these areas in what we refer to as the syndicated portion of the supplemental offering. Note, however, that all decisions on offers to be made and subscriptions to be accepted in the supplemental offering remain in our sole discretion.

In the supplemental offering, the minimum required purchase is 500 shares except that for employees of the Bank and its subsidiaries the minimum required purchase is 25 shares and there is no minimum purchase required of a shareholder. The 25 share minimum required purchase for our employees is based on our desire to encourage stock ownership by the Bank's employees.

The selling agent has informed us that it proposes to offer the supplemental offering shares as selling agent in the supplemental offering, subject to prior sale, when, as and if issued by us, in part to selected purchasers in the States of Connecticut, Massachusetts, Nebraska, New York and Pennsylvania at the supplemental offering price set forth on the cover page of this offering circular and in part potentially through certain selected dealers to customers of such selected dealers at the supplemental offering price, in the selling agent's discretion. Any selected dealer may receive a sales discount not in excess of $1.30 from the offering price for each share that it sells. All decisions on offers to be made and subscriptions to be accepted in the supplemental offering remain in our sole discretion.

Neither the rights offering nor the supplemental offering is contingent upon the occurrence of any event or the sale of a minimum number of shares. Funds received in the offering (by us in the case of the rights offering and the community portion of the supplemental offering and by the selling agent in the case of the community and syndicated portions of the supplemental offering) will be deposited with and held by an escrow agent in a non-interest bearing account until the closing of the both the rights offering and supplemental offering. Closing of both offerings is expected to occur no later than July 16, 2012.

The selling agent provides investment banking services to us from time to time in the ordinary course of business and has advised us on the structure of the rights offering. We have paid the selling agent a non-refundable $50,000 fee, which is included in our expenses of $250,000 described above. Such $50,000 fee was an advance for services to be performed by the selling agent in connection with various preliminary matters in connection with this offering, and such services have all been performed at this time. The selling agent applied its hourly charges for such services, which exceeded $50,000, against such fee. We will additionally pay the selling agent (i) a financial advisory fee equal to 2% of the price of the shares sold in the rights offering and the community portion of the supplemental offering to existing shareholders or which are sold by us, rather than the selling agent, and (ii) a commission equal to 7% of the price of the shares sold by the selling agent to other persons in the supplemental offering. The financial advisory fee of 2% is compensation for financial advisory services provided by the selling agent in connection with the offering, including (i) road show scheduling, attendance and preparation, (ii) advising on various investor issues and concerns, (iii) input on the offering documents, (iv) answering questions from investors and (v) other general marketing efforts.

Notwithstanding the foregoing, the selling agent has agreed that we will not be required to pay the selling agent any commission payment with respect to the sale of any shares of common stock in the rights offering made in a jurisdiction where the payment of a commission would disqualify us from utilizing the applicable exemption from registration of the shares of common stock or the offering of the shares of common stock within such jurisdiction for rights offerings. We will be required to pay the selling agent the full commission to which it is entitled with respect to the sale of shares in the supplemental offering and any sales of shares in the rights offering made in a jurisdiction where the payment of a commission would not disqualify us from utilizing the applicable exemption from registration of the shares of common stock or the offering of the shares of common stock within such jurisdiction for rights offerings.

In the event that the selling agent decides to engage selected dealers to sell shares of common stock in the syndicated offering, we have agreed to pay the selling agent a minimum compensation in connection with such syndicated offering that is not less than the lesser of $100,000 or 2% of the aggregate offering price of the shares of common stock sold in the syndicated offering, in addition to the $50,000 non-refundable fee we have already paid, any other fees earned by the selling agent in connection with the rights offering or the community portion of the supplemental offering and any expenses of the selling agent that we will reimburse, as discussed below.

In the event that the selling agent decides to engage selected dealers to sell shares of common stock in the syndicated offering, the 7% commission that we are required to pay to the selling agent for any shares sold in the syndicated portion of the supplemental offering and certain shares sold in the community portion of the supplemental offering, as described in the previous paragraph, will be divided in the event of a sale by a selected dealer such that the selling agent will receive 2% of any sale by a selected dealer as a management fee and the selected dealer will receive 5% of any sale by the selected dealer as a commission or sales concession.

We have agreed to reimburse the selling agent for its expenses up to $30,000, which is included in our expenses of $250,000 described above. We may also agree to reimburse the selling agent for up to $5,000 in additional expenses, but in no event will we reimburse more than $35,000 total of the selling agent's expenses. We have also agreed to indemnify the selling agent against certain civil liabilities, including liability under the Securities Act. To this extent this offering is not consummated, the selling agent will only be entitled to payments from us in connection with services already performed by the selling agent and/or accountable out-of-pocket expenses already incurred by the selling agent at the time the offering is terminated (which would consist of the $50,000 fee described above and any reasonable out-of-pocket expenses incurred by the selling agent within the limits described in this paragraph).

OUR COMPANY

General

Lyons Bancorp, Inc., which is a bank holding company under the Federal Bank Holding Company Act of 1956, owns all of the outstanding capital stock of The Lyons National Bank and all of the common beneficial interest of the Lyons Capital Statutory Trust I, Lyons Capital Statutory Trust II and Lyons Statutory Trust III. Lyons Bancorp, Inc. was incorporated under the laws of the State of New York on April 15, 1987.

The Lyons National Bank is a community oriented bank, emphasizing personal service and customer convenience in serving the financial needs of the individuals, families and businesses residing in our markets. We attract deposits from the general public in the areas surrounding our banking offices and use those funds, together with funds generated from operations and borrowings, to originate commercial real estate loans, residential mortgage loans, commercial and agricultural loans and consumer loans. We also invest in mortgage-backed securities and other permissible investments.

Over the past several years, we have experienced significant growth in our assets, deposit base, loan portfolio and net worth. As of March 31, 2012, we had $608.3 million in total assets, $374.2 million in total loans, $537.3 million in total deposits and $36.9 million in stockholders' equity. During the first quarter of 2012, we reported net income of $1.6 million or $1.15 per diluted share, a 55% increase over the same period in 2011. For the year ended December 31, 2011, we reported net income of $5.1 million or $3.76 per diluted share, a 16% increase over the same period in 2010.

Lyons Bancorp's primary asset is The Lyons National Bank. At March 31, 2012, Lyons Bancorp, Inc. was staffed by three part-time employees; Robert A. Schick, President and Chief Executive Officer, Diana R. Johnson, Treasurer and Carol Snook, Secretary. None of these employees receives compensation from Lyons Bancorp, Inc. All three are full-time, compensated employees of The Lyons National Bank. Mr. Schick is President and Chief Executive Officer of The Lyons National Bank; Ms. Johnson is Executive Vice President and Chief Financial Officer; and Ms. Snook is Corporate Executive Secretary.

Our principal executive office is located at 35 William Street, Lyons, New York 14489. This historical building houses our corporate offices, data processing center, and most of our bank operations functions. We believe this facility has the capacity to service our needs for the foreseeable future.

Our telephone number is (315) 946-4871 and our web-site is www.bankwithlnb.com. Information at our web site is not part of this offering circular.

Lyons National Bank

The Lyons National Bank commenced business operations in 1852 as the Palmyra Bank of Lyons and later changed its name to The Lyons National Bank. In 1933, the Bank merged with Gavitt National Bank to create The Lyons National Bank. The Bank opened its first branch banking office in Lyons in 1986 and added a second in Wolcott, New York in 1990. Our pace of expansion accelerated as we entered the Newark, New York market in 1996 and upgraded to a new facility there in 2000. Our first supermarket location commenced operations in Macedon, New York in 1997 and in 2007, was moved to a full-service banking office. We opened full service banking offices in Ontario, New York in 1999, in Jordan, New York in 2001, in Clyde, New York in 2002, in Geneva, New York in 2003, in Penn Yan, New York in 2004, and Waterloo, New York in 2010. We constructed new facilities for our Geneva and Penn Yan offices in 2005.

The Bank is a full service community oriented commercial bank, without trust powers. We believe the Bank presents an alternative to large national or regional financial institutions by offering local ownership, local decision-making and other personalized service characteristics of community banks.

The Bank has one subsidiary, Lyons Realty Associates Corp. (Lyons Realty). The Bank owns all of the common stock and 93.5% of the non-voting preferred stock of Lyons Realty. A group of investors owns approximately 6.5% of Lyons Realty's non-voting preferred stock.

Other Subsidiaries

Lyons Realty Associates Corp., is a New York corporation formed by the Bank in June 2001 to operate as a real estate investment trust under the Internal Revenue Code of 1986, as amended. Lyons Realty primarily acquires, owns and holds a portfolio of real estate mortgages and related assets. To date, our Bank has originated all of the mortgages held by Lyons Realty. As of March 31, 2012, Lyons Realty held $64.9 million in real estate mortgages. Lyons Realty does not provide any services or products to third parties.

Lyons Capital Statutory Trust I, or Trust I, is a Connecticut statutory trust which Lyons Bancorp, Inc. formed in June 2003. Lyons Capital Statutory Trust II, or Trust II, is a Delaware statutory business trust we formed in August 2004. Lyons Statutory Trust III, or Trust III, is a Connecticut statutory trust which Lyons Bancorp, Inc. formed in December 2009. These trusts are not authorized and do not conduct any trade or business and were formed for the sole purpose of the issuance, sale and administration of the preferred trust capital securities. The trusts' principal assets are subordinated debentures issued by Lyons Bancorp, Inc. In June 2003 concurrently with Trust I's acquisition of these subordinated debentures, Tioga State Bank, a non-affiliated entity, purchased from Trust I $1.0 million of preferred trust capital securities. In August 2004, concurrently with Trust II's acquisition of these subordinated debentures, Trust II issued $5.0 million of preferred trust capital securities to investors. In February 2010, concurrently with Trust III's acquisition of these subordinated debentures, Trust III issued $2.9 million of preferred trust capital securities to investors.

The capital securities issued by these trusts are classified as long-term debt for financial statements purposes, but Tier 1 capital for regulatory purposes. For a further description of the details of these transactions see "Banking Operations – Sources of Funds – Borrowings;" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital."

Products and Services

The Company, through our banking subsidiary, provides a wide range of traditional commercial and retail banking products and services for individuals and small to medium sized businesses primarily in our market area. The Bank's services include accepting time, demand and savings deposits, and making secured and unsecured loans. See "-- Sources of Funds – Deposits." Deposits in the Bank are insured to applicable limits by the Federal Deposit Insurance Corporation. The Bank offers enhanced delivery system options such as Internet and telephone banking and helps business customers manage their cash flow with Automatic Clearing House origination and cash management services. Other services the Bank offers include safe deposit boxes, money orders, wire transfers, drive-through facilities, 24-hour depositories, and ATMs. The Bank's lending products include residential and commercial real estate loans, agricultural, commercial, and consumer loans. See "Banking Operations - Lending Activities."

The Bank, through an arrangement with Linsco/Private Ledger, a non-affiliated entity, makes non-insured financial services and products available to its customers and potential customers. These products range from stocks, bonds and mutual funds to life insurance and annuities. Linsco/Private Ledger also offers advisory services to the Bank under this arrangement. Linsco/Private Ledger sells the product or service to the customer and the Bank receives a referral commission from Linsco/Private Ledger for the sale. The commissions we receive from these transactions are intended to help offset some of the risk associated with our net interest margin because it can provide a recurring source of revenue. During 2011, the amount of revenue we generated from these products was $669,000.

Business Strategy

Our mission is to increase shareholder value by offering financial services to a constantly changing market. Our strategy includes:

- Growing our community banking franchise mainly with de novo branch expansion in selected markets where we can gain a competitive advantage by providing our customers with personal service;

- Expanding our relationships with commercial and agricultural customers through utilizing lending officers who know our customers' businesses and can offer competitive products to meet their needs;

- Cementing retail market loyalty by focusing on core consumer needs for transaction services and residential mortgages;

- Continuing to expand our sales of non-bank financial services to produce stronger and more diversified sources of fee income and to broaden our customer base; and

- Purchasing branches from other institutions or acquiring whole financial institutions.

Grow Franchise

As of June 2011, based on statistics provided by the Federal Deposit Insurance Corporation, we ranked first in our deposit market share among banks in Wayne County, New York, achieving our long-term goal. However, we do not intend to rest on our laurels; rather it is our intention to continue to increase our desirable customer penetration in Wayne County.

Since 2000, we have opened four offices outside Wayne County. Our strategy is to open de-novo or acquire banking offices in communities that we believe have either been abandoned or poorly served by current financial institutions. Before opening offices in these communities, we generally identify and hire individuals who can provide unique personal service in the market. We also seek motivated advisory board members and a core customer group.

We also plan to consider acquisitions of other whole banks, financial institutions and financial related service companies and/or individual branch offices. As of the date of this memorandum, we do not have any agreements, arrangements or understandings for acquisitions of any kind.

We seek to provide customers the personal attention they desire while having the technological ability to provide services such as on-line Internet banking that require less customer contact.

Deepen Commercial and Agricultural Relationships

On March 31, 2012, we had $374.2 million of total loans. The most significant concentration of our loans is commercial and agricultural loans, which as of March 31, 2012 totaled $195.6 million and constituted 52.3% of our total loans.

We have increased our loan portfolio by 76.8% from December 2006 to December 2011. We have a staff consisting of eight commercial/agricultural lending officers and six residential mortgage and consumer loan officers. These loan officers are supported by a credit administration department consisting of a chief credit administrator, a credit administrator manager, three analysts and an administrative assistant. Further, our loan operations department consists of two supervisors, and fourteen clerical employees.

Cement Retail Loyalty

In order to attract consumers, we offer products that address consumers' needs to manage their funds on a day-to-day basis and finance homes. We offer checking and savings products, which are accessible by either visiting our local offices or by electronic means. We have a large network of ATMs and offer full access for our customers in all of the major domestic ATM networks. Internet and telephone banking provide customers additional alternatives to access their accounts.

The decision to purchase or refinance a home is a significant financial transaction for most of our customers. If the loan is a plain-vanilla mortgage that meets all of the standards of the secondary marketplace, we can originate, sell, and service the loan. This allows customers to take advantage of national funding options while retaining a local contact should any problems develop. The Bank benefits because it can generate fees for these services. Another advantage of this approach is that the loan will not impose regulatory capital requirements on us, allowing us to originate additional loans. For those properties that do not fit into the one-size-fits-all box of the secondary market, we can originate and hold the loan, and do so at a premium rate.

We intend to continue emphasizing the core consumer deposit and mortgage products in our market and to continue to build our serviced mortgage portfolio.

Expand Sales of Non-Bank Financial Services

Making noninterest income a larger part of our total revenue stream and broadening our base of customers and increasing customer retention through sales of these products and services is an integral part of our strategy. The Bank, through an arrangement with Linsco/Private Ledger, makes non-insured financial services and products available to its customers and potential customers. These products range from stocks, bonds and mutual funds to life insurance and annuities.

Purchase Branches or Banks

We have contacted various larger financial institutions to determine if any are interested in selling certain branches that are within our geographic footprint. We recently entered a non-binding bid in relation to First Niagara's branch divestitures, which has since been declined. We periodically review opportunities for full bank acquisitions as well. Currently, we do not have any agreements, arrangements or understandings for acquisitions of any kind.

Business Support Strategies

To support our business growth we believe that we need to execute the following five key business support strategies.

Marketing and Sales Approach

To generate increased revenues in the fast-changing financial services marketplace, we believe that we must balance our community banking culture with an effective marketing and sales approach. As we compete for customers, we strive to project a consistent image to the consumer. We also train our staff to identify the needs of our customers so that we can offer them the products and services that will generate our future profits.

Expanded Product Lines

In addition to our current arrangement with Linsco/Private Ledger, we plan to support better marketing and training by developing and offering additional products and services to our customers. We expect to develop products in-house and offer them through our own systems and customer representatives. In addition, we will consider utilizing out-sourcing options that offer a good trade-off between time to market and revenues generated. New product lines we are considering include: insurance, brokerage, financial planning, investment management, and trust services.

Infrastructure

We have increased the assets of the Company from $338.1 million on December 31, 2006 to $608.3 million on March 31, 2012, an increase of 79.9%. During this time the staff has increased to 145 full-time equivalent employees or 19.8%. In order for us to continue our success we plan to deepen the organizational structure of the Company by adding expertise in certain specialized areas, such as additional information technology support and by adding to staff positions throughout the Company.

In August of 2007, we updated our core operating system with software from a company called Open Solutions, Inc. Open Solutions, Inc. is a leading provider of banking software and data center solutions and currently provides us with a robust suite of products and services designed to help us meet our customer needs. With Open Solutions, Inc. providing our data center services, the responsibility for the technical aspects of technology lies with experts while keeping the responsibility for strategy within the Company. A key portion of our future success will rest on our ability to utilize the capabilities of our systems to provide timely information upon which to make decisions.

Manage Risk

The key risks we face include credit, liquidity, interest rate sensitivity, compliance, reputation, and operations. We manage each of these areas in a structured fashion. Although each of our risks is managed by individuals and systems unique to the particular risk in question, we maintain a global risk management process as well. This approach allows us to monitor the various risks we face in an integrated fashion. We feel it is important to review risk trends in all areas at the same time to make sure that we are not subject to a correlated increase in risk that could feed on itself. Our internal Risk Management Committee is charged with the responsibility to gather information from each risk area, collate it, and review the implications in an enterprise-wide fashion. We self-rate the Company in the different areas and take care to compare these ratings to those provided by outside parties (auditors, examiners, etc.) for consistency.

The potential risk to our reputation from rumor or unauthorized activities could cause severe harm to our business. We take any comments made about the Company seriously and counter any inaccuracies we find as quickly as we can. All of our employees and directors are subject to our internal Code of Conduct Policy that provides strict guidelines for actions and formal penalties for violations. Our corporate governance policies have been enhanced, meeting many of the guidelines in place for much larger institutions.

Operating risk has become a much more important consideration in the past few years as new threats have been presented. We have established strict privacy requirements in all of our customer dealings. We have taken steps to secure our data processing areas from attack both physical and through electronic means. We believe our disaster recovery procedures are adequate.

Capital Management

Capital raising activities generally take place at Lyons Bancorp, Inc. while capital use other than dividend and interest payments is primarily related to the Bank's business and regulatory needs. We work to closely integrate the capital needs of Lyons Bancorp, Inc. and the Bank so that capital movement between the two entities is both timely and appropriately sized. See "Management's Discussion and Analysis of Financial Condition and Results of Operations–Capital"

Banking Operations

Market Area

During June 2003, we opened our first location in Ontario County, New York by adding a banking office on Seneca Street in Geneva, New York. We relocated that office to our new facility at 399 Exchange Street in June of 2005. Expanding into Geneva is strategically important to us. Geneva proper is one of the largest markets in our service area with a population of over 13,500 and bankable deposits of approximately $400 million. When we opened our branch, we became but the fourth bank to establish a presence in the city.

While opening our first banking office in Ontario County is important in its own right, being in Geneva has afforded us the opportunity to springboard into other markets in Ontario County and has opened a door on the entire Finger Lakes Region. In May of 2004 we opened our branch in Penn Yan, in Yates County, in a temporary storefront. We moved into our permanent facility in January of 2005.

In May 2010, we opened our newest office in Waterloo, Seneca County, in a temporary location, and moved into our permanent facility in December 2010. With the opening of the Seneca County banking office, the Bank now operates eleven banking offices within its primary market area, which is centered around Lyons, New York. The Bank's primary market area now encompasses Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates Counties in New York State.

The following maps show the Bank's primary market area:


Irondequoit
Rochester
Sodus
Baldwinsvi
Honeoye
Falls
Canandaigua
Auburn
Union Springs
Moravia
Naples
90


Monroe
Wayne
Onondaga
Ontario
Yates
Seneca
Cayuga

Lending Activities

The principal lending activity of the Bank has been the origination for its own portfolio of adjustable and fixed-rate loans secured by various forms of collateral. The Bank also originates fixed rate residential mortgages, some of which it sells to third parties and retains the servicing rights. The value of the servicing rights associated with these sold mortgages was $462,000, $422,000, and $369,000 as of December 31, 2011, 2010 and 2009, respectively.

The following tables set forth the composition of our loan portfolio, by type of loan at the dates indicated, the maturities of loans and sensitivity of loans to changes in interest rates:

Summary of Loan Portfolio
By Type
(In thousands)

Type	As of March 31, 2012	As of December 31				
		2011	2010	2009	2008	2007
Construction real estate	$ 5,476	$ 5,049	$ 3,559	$ 10,065	$ 4,112	$ 6,118
Residential real estate	147,819	141,730	118,130	98,502	91,536	72,935
Commercial real estate	83,022	81,097	72,262	66,641	51,720	49,905
Agriculture real estate	21,152	20,839	19,792	17,276	13,385	11,628
Total mortgage loans on real estate	257,469	248,715	213,743	192,484	160,753	140,586
Commercial loans	67,169	58,778	51,439	47,445	42,563	37,807
Agriculture loans	20,541	23,024	19,790	20,975	16,847	15,473
Consumer installment loans	29,063	29,434	27,657	27,322	25,294	23,968
Total loans	$374,242	$359,951	$ 312,629	$288,226	$ 245,457	$ 217,834
Allowance for loan losses	(7,014)	(7,001)	(6,441)	(4,912)	(3,472)	(3,861)
Total loans, net of allowance	$367,228	$352,950	$ 306,188	$283,314	$ 241,985	$ 213,973

Remaining Maturity of Selected Loans
At December 31, 2011

(In thousands)	Within 1 Year	1-5 Years	5 Years +	Total
Commercial loans	$ 23,681	$ 16,909	$ 18,188	$ 58,778
Agricultural loans	11,633	6,234	5,157	23,024
Commercial real estate	245	4,505	79,443	84,193
Agriculture real estate	25	277	20,537	20,839
Residential real estate	2,009	2,794	138,880	143,683
Total	$ 37,593	$ 30,719	$ 262,205	$ 330,517

Remaining Maturity of Selected Loans
At March 31, 2012

(In thousands)	Within 1 Year	1-5 Years	5 Years +	Total
Commercial loans	$ 25,881	$ 19,730	$ 21,558	$ 67,169
Agricultural loans	7,993	9,817	2,731	20,541
Commercial real estate	3,810	1,818	81,128	86,756
Agriculture real estate	20	305	20,827	21,152
Residential real estate	1,777	3,823	143,961	149,561
Total	$ 39,481	$ 35,493	$ 270,205	$ 345,179

Sensitivity of Loans to Changes in Interest Rates
(Dollars in thousands)

	As of December 31, 2011	
	Fixed Rate	Variable Rate
Due after one but within five years	$ 16,438	$ 14,281
Due after five years	$ 131,255	$ 130,950

	As of March 31, 2012	
	Fixed Rate	Variable Rate
Due after one but within five years	$ 20,853	$ 14,639
Due after five years	$ 134,430	$ 135,776

Asset Quality

The Bank maintains written loan policies that require certain underwriting, documentation, and credit standards to be met for the approval and funding of loans. Management has safeguards and procedures in place that track adherence to policies. In addition, independent third parties the Bank retains for loan review periodically sample the loan portfolio and report to Bank management and our Board of Directors any identified discrepancies. Generally, exceptions to policy, when made, are documented, justified, and approved by management. Lending authorities are recommended by management and approved by our Board of Directors. Management reports measures of both loan quality and loan portfolio growth on a regular basis to our Board.

Our allowance for loan losses represents management's estimate of an amount adequate to provide for potential losses inherent in our loan portfolio. In its continuing evaluation of the allowance and its adequacy, management considers the Bank's loan loss experience, the amount of past-due and nonperforming loans, current and anticipated economic conditions, underlying collateral values securing loans and other factors which affect the allowance for potential credit losses. Bank management monitors the adequacy of the allowance through the use of a model designed to comply with the requirements of the Office of the Comptroller of the Currency.

While it is the Bank's policy to charge-off loans in the period in which a loss is considered probable, there are additional factors impacting potential future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. These factors include such items as the general state of the economy and value of collateral. Management's judgment as to the adequacy of the allowance is, therefore, necessarily approximate. The allowance is also subject to regulatory examinations as to adequacy, which may include reviews of the methodology used to arrive at the allowance and comparison of the allowance to peer institutions.

The commercial loan policy provides that the accrual of interest on commercial and real estate loans ceases when there is significant, undermining deterioration of the borrower's financial position, or payment in full of principal or interest is not expected; this may result in the placement of a contractually performing loan into nonaccrual status. In addition, a loan with principal or interest that has been in default for a period of ninety (90) days or more may be placed in nonaccrual status, unless the asset is both well secured and in the process of immediate collection. An asset is "well secured" if it is secured by collateral in the form of liens on or pledges of real or personal property, or marketable securities, having a realizable value sufficient to discharge the debt (including accrued interest) in full, or, by the guarantee of a financially responsible party. An asset is "in the process of collection" if collection of the asset is proceeding in due course either (1) through legal action, including judgment enforcement procedures, or (2) in appropriate circumstances, through collection efforts not involving legal action which are reasonably expected to result in repayment of the debt or in its restoration to a current status in the near future.

Our consumer loan policy provides that accrual of interest on residential mortgages generally ceases whenever payment of principal or interest becomes 90 days delinquent. It also provides that consumer loans, whether secured or unsecured, are considered for charge-off to the allowance for loan loss when they reach 90 days delinquent.

The following tables present a summary of the "Allocation of Allowance for Loan Loss by Loan Type" and an "Analysis of Changes in the Allowance for Loan Losses":

Allocation of Allowance for Loan Losses
By Loan Type
(In thousands)

	Quarter ended March 31, 2012	2011	Year ended December 31, 2010	2009	2008	2007
Total loans outstanding at end of period	$374,242	$359,951	$312,629	$288,226	$245,457	$217,834
ALLOCATION OF THE ALLOWANCE BY LOAN TYPE:						
Commercial	$ 1,298	$ 1,210	$ 1,110	$ 1,635	$ 1,116	$ 897
Commercial real estate	2,530	2,770	2,040	1,235	747	1,240
Agriculture	254	259	210	245	149	311
Agriculture real estate	197	167	152	144	94	158
Residential real estate	1,333	1,362	1,054	1,005	742	627
Consumer installment	370	388	517	338	281	187
Unallocated	1,032	845	1,358	310	343	441
Total	$ 7,014	$ 7,001	$ 6,441	$ 4,912	$ 3,472	$ 3,861
ALLOCATION OF THE ALLOWANCE AS A PERCENTAGE OF TOTAL ALLOWANCE:						
Commercial	18%	17%	17%	33%	32%	23%
Commercial real estate	36%	40%	32%	25%	22%	32%
Agriculture	4%	4%	3%	5%	4%	8%
Agriculture real estate	3%	2%	2%	3%	3%	4%
Residential real estate	19%	19%	17%	21%	21%	16%
Consumer installment	5%	6%	8%	7%	8%	5%
Unallocated	15%	12%	21%	6%	10%	12%
Total	100%	100%	100%	100%	100%	100%
LOAN AND LEASE TYPES AS A PERCENTAGE OF TOTAL LOANS AND LEASES:						
Commercial	18%	16%	17%	17%	17%	17%
Commercial real estate	23%	24%	23%	25%	22%	25%
Agriculture	5%	6%	6%	7%	7%	7%
Agriculture real estate	6%	6%	6%	6%	6%	5%
Residential real estate	40%	40%	39%	35%	38%	35%
Consumer installment	8%	8%	9%	10%	10%	11%
Total	100%	100%	100%	100%	100%	100%

The allowance has generally been increasing over the past five years, with the exception of 2008, when we changed our methodology from using standard loss factors to utilizing actual loss factors comprised of the prior eight quarters. This change in methodology resulted in a lower calculated required allowance. Since 2008, the allowance has steadily increased, with the majority of the growth in the allowance allocated to commercial real estate. The increase in this loan category reflects higher allocations driven by deterioration in the financial situation of one large commercial real estate relationship. During 2010, this relationship was deemed impaired and a specific allocation was determined using the information available to us. However, given the size of the relationship to our total Tier 1 capital and allowance for loan losses, we felt it prudent to increase the unallocated portion of our allowance to compensate for unquantifiable outcomes relating to this credit. The relationship was subsequently restructured in the third quarter of 2010, and has since performed according to its contractual agreement. During 2011, a review of possible outcomes was performed relating to this significant relationship, to better quantify the impact to us if the loan discontinued making payments and became further distressed. As a result of that review, which included assumptions regarding collateral values in a variety of disposal situations, management allocated approximately $500,000 from the unallocated portion of the allowance as a specific allocation to this credit, which is the primary reason the unallocated portion of the allowance decreased $513,000 from 2010 to 2011. We continue to monitor the performance of this credit for further signs of stress.

Analysis of Changes in Allowance for Loan Losses
(Dollars In thousands)

	Quarter Ended March 31,	Year ended December 31,				
	2012	2011	2010	2009	2008	2007
Balance at beginning of period	$ 7,001	$ 6,441	$ 4,912	$ 3,472	$ 3,861	$ 3,896
Loans charged off:						
Commercial	-	(308)	(156)	(12)	(574)	(144)
Commercial real estate	-	-	(441)	(155)	(136)	-
Agriculture	-	-	(21)	-	(21)	-
Residential real estate	-	(111)	(18)	(48)	(50)	(92)
Consumer installment	(18)	(215)	(364)	(165)	(159)	(235)
Total loans charged off	(18)	(634)	(1,000)	(380)	(940)	(471)
Recoveries of loans previously charged off:						
Commercial	14	62	15	12	66	4
Commercial real estate	-	10	24	3	2	26
Agriculture	-	-	-	-	1	-
Residential real estate	-	19	5	5	-	90
Consumer installment	17	138	80	75	77	66
Total recoveries of loans previously charged off:	31	229	124	95	146	186
Net loans charged off	(13)	(405)	(876)	(285)	(794)	(285)
Provision charged to operations	-	965	2,405	1,725	405	250
Balance at end of period	$ 7,014	$ 7,001	$ 6,441	$ 4,912	$ 3,472	$ 3,861
Net loans charged off as a % of average loans(1)	(0.01%)	0.12%	0.30%	0.11%	0.35%	0.14%
Allowance as a % of total loans	1.87%	1.94%	2.06%	1.70%	1.41%	1.77%
Allowance as a % of nonperforming loans	121.04%	117.84%	115.00%	208.14%	136.05%	117.71%

(1) Quarterly ratios have been annualized.

The provision for loan losses represents management's estimate of the expense necessary to maintain the allowance for loan losses at an adequate level. The provision for loan and lease losses was $965,000 million in 2011, compared to $2.4 million in 2010. In 2009, the provision was higher than historical levels due to increases in nonperforming loans and net charge-offs as well as concerns over weak economic conditions and uncertain real estate markets. While overall economic conditions remain weak, there have been some improvements noted in the financial conditions of several of our large commercial customers.

The level of future charge-offs is dependent upon a variety of factors such as national and local economic conditions, trends in various industries, underwriting characteristics, and conditions unique to each borrower. Given uncertainties surrounding these factors, it is difficult to estimate future losses.

The following tables summarize the Bank's nonperforming loans by class over the periods indicated:

Nonaccrual Loans
(Dollars in Thousands)

	As of March 31,	As of December 31				
	2012	2011	2010	2009	2008	2007
Residential real estate:						
1-4 family	$ 336	$ 197	$ -	$ -	$ 65	$ 108
Home equity	-	-		105		
Commercial real estate	4,792	4,956	4,435	864	1,018	1,537
Agriculture real estate	70	211	275	322	355	295
Commercial loans	408	371	623	859	877	1,047
Agriculture loans	-	6	1	183	211	249
Consumer installment loans:						
Direct	-	-	-	-	17	23
Indirect	190	200	267	27	9	21
Total nonperforming loans	$ 5,796	$ 5,941	$ 5,601	$ 2,360	$ 2,552	$ 3,280
Total nonperforming loans as a % of total assets	0.95%	1.07%	1.09%	0.51%	0.62%	0.85%
Total nonperforming loans as a % of total loans	1.55%	1.65%	1.79%	0.82%	1.04%	1.51%

The difference between the interest income that would have been recorded if these loans had been paid in accordance with their original terms and the interest income that was recorded for the year ended December 31, 2011, was $334,000. The amount for the year ended December 31, 2010, was $218,000.

Management reviews the loan portfolio continuously for evidence of potential problem loans. Potential problem loans are loans that are currently performing in accordance with contractual terms, but where known information about possible credit problems of the related borrowers causes management to have doubt as to the ability of such borrowers to comply with the present loan payment terms and may result in such loans becoming nonperforming at some time in the future. Management considers loans classified as Substandard, which continue to accrue interest, to be potential problem loans. Through our internal loan review function, we have identified 35 commercial relationships totaling approximately $8.2 million at December 31, 2011 that are classified as Substandard, and continued to accrue interest. We continue to monitor these relationships; however, we cannot predict the extent to which continued weak economic conditions or other factors may further impact borrowers. These loans remain in a performing status due to a variety of factors, including payment history, the value of collateral supporting the credits, and personal or government guarantees. These factors, when considered in the aggregate, give management reason to believe that the current risk exposure on these loans does not warrant accounting for these loans as nonperforming. However, these loans do exhibit certain risk factors, which have the potential to cause them to become nonperforming. Accordingly, management's attention is focused on these credits, which are reviewed on at least a quarterly basis.

Past Due and Restructured Loans
(In Thousands)

	As of December 31,				
	2011	2010	2009	2008	2007
Loans past due 90 days or more and accruing:					
Consumer installment loans:	$ 15	$ -	$ -	$ -	$ -
Total	$ 15	$ -	$ -	$ -	$ -

At March 31, 2012, there were no loans past due 90 days or more and still accruing.

Nonperforming loans (loans in nonaccrual status and loans past due 90 days or more and still accruing interest) were $6.0 million at December 31, 2011, up from $5.6 million at December 31, 2010, and up from $2.4 million at December 31, 2009. A breakdown of nonperforming loans by portfolio segment is shown above. The increase in nonperforming loans during 2010 was primarily due to the additional of one large commercial real estate loan.

Loans are considered modified in a troubled debt restructuring (TDR) when, due to a borrower's financial difficulties, we make a concession(s) to the borrower that we would not otherwise consider. When modifications are provided for reasons other than as a result of the financial distress of the borrower, these loans are not classified as TDR's or impaired. These modifications may include, among others, an extension of the term of the loan, and granting a period when interest-only payments can be made, with the principal payments made over the remaining term of the loan or at maturity. TDRs of $3.7 million, $4.0 million and $0 as of December 31, 2011, 2010 and 2009, respectively are included in the above table within nonaccrual loans. The TDR amounts at December 31, 2011 and 2010 consist of one commercial relationship where three loans were combined into one resulting loan with interest and term concessions granted due to the stressed financial condition of the borrower. The decrease in the balance was due to principal pay downs resulting from both monthly payments and the sale of some real estate collateral securing the loans.

In general, we place a loan on nonaccrual status if principal or interest payments become 90 days or more past due and/or management deems the collectability of the principal and/or interest to be in question, as well as when required by regulatory requirements. Although in nonaccrual status, we may continue to receive payments on these loans. These payments are generally recorded as a reduction to principal and interest income is recorded only after principal recovery is reasonably assured. As of December 31, 2011, we were regularly receiving payments on approximately 98% of the loans categorized as nonaccrual.

The recorded investment in loans and leases that are considered impaired totaled $5.5 million at December 31, 2011, and $5.3 million at December 31, 2010. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Specific allowance on individually identified impaired loans that are not collateral dependent are measured based on the present value of expected future cash flows discounted at the original effective interest rate of each loan. For loans that are collateral dependent, impairment is measured based on the fair value of the collateral less estimated selling costs.

The average recorded investment in impaired loans was $5.6 million in 2011, $4.2 million in 2010, and $2.6 million in 2009. At December 31, 2011, $5.1 million of impaired loans had specific allocations of $1.8 million and $464,000 had no specific allocation. At December 31, 2010, $4.6 million of impaired loans had specific allocations of $1.1 million and $721,000 had no specific allocation. At December 31, 2009, $1.5 million of impaired loans had specific allocations of $480,000 and $686,000 had no specific allocations. The majority of impaired loans are collateral dependent impaired loans that have limited exposure to loss and require limited specific allocations because of the amount of collateral support with respect to these loans and previous charge-offs. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured. In these cases, interest is recognized on a cash basis. Interest income recognized on impaired loans, all collected in cash, and was $5,000 for 2011, $37,000 for 2010, and $96,000 for 2009.

Investment Activities

Our securities portfolio is comprised of interest-bearing notes, bonds and pass-through securities issued by the United States government and its direct and sponsored agencies, as well as state and local municipal obligations. Our available-for-sale portfolio provides a source of liquidity, collateral for repurchase agreements and public funds as well as being a means of diversifying our interest earning asset portfolio. While we generally intend to hold our investment portfolio assets until maturity, a significant portion of the portfolio is classified as available-for-sale. Securities so classified are accounted for at fair value with the unrealized appreciation and depreciation reported as a separate component of stockholders' equity, net of income tax effects. Securities not classified as available-for-sale are recorded in the held to maturity category and accounted for at amortized cost. We invest in securities for the yield they produce and not to profit from trading the securities.

The securities portfolio also includes non-marketable equity securities that are carried at cost because they are not readily marketable or have no quoted market value.

The following tables summarize the fair values of the investment portfolio as of the dates indicated:

Investment Securities
(In thousands)

	As of December 31,		
	2011	2010	2009
Available-for-Sale:			
United States treasuries	$ 5,155	$ 12,977	$ -
United States agencies	30,812	27,016	32,303
Mortgage-backed securities	55,704	61,013	61,902
State and local government obligations	51,409	53,290	34,385
Total debt securities	$ 143,080	$154,296	$ 128,590
Held to Maturity:			
Local government obligations	$ 7,558	$ 5,306	$ 4,777
Restricted Equity Securities, at cost	$ 4,001	$ 2,949	$ 2,424

All of our mortgage-backed securities are residential direct pass through securities or collateralized mortgage obligations issued or backed by government sponsored enterprises.

The fair value (Available–for-Sale), amortized cost (Held-to-Maturity), and weighted average yield of the combined investment portfolios of Lyons Bancorp, Inc. and the Bank as of December 31, 2011, by final contractual maturity or repricing date, are as follows:

Investment Portfolio
(Dollars In thousands)

	As of December 31, 2011	
Available-for-Sale	Fair Value	Average Yield[1]
Due in one year or less	$ 7,155	3.19%
Due after one to five years	52,966	2.83%
Due after five to ten years	25,216	3.13%
Due after ten years	2,039	2.49%
Securities not due at a single maturity date	55,704	2.63%
Total	$ 143,080	2.82%
Held-to-Maturity	Amortized Cost	Average Yield[1]
Due in one year or less	$ 4,020	2.27%
Due after one to five years	1,504	5.12%
Due after five to ten years	809	6.15%
Due after ten years	1,225	6.05%
Total	$ 7,558	3.87%
Total Investment Securities[2]	$ 150,638	2.87%

(1) Average yields are stated on a tax equivalent basis.
(2) Total does not include equity securities

At December 31, 2011, there were no holdings of any one issuer, other than the U.S. Government sponsored entities, in an amount greater than 10% of the Company's stockholders' equity.

Sources of Funds

General. The major sources of our funds for lending and other investment purposes are deposits, scheduled principal repayments, prepayment of loans and mortgage-backed securities, maturities and calls of investment securities, equity capital investment, borrowings, and cash flows from operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions.

Deposits. We attract customer deposits principally from within our primary market area by offering a broad selection of deposit instruments, including demand deposit accounts, checking accounts, savings, money market deposit, term certificate accounts and individual retirement accounts. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit and the interest rate. All deposit accounts are insured by the Federal Deposit Insurance Corporation up to the maximum amount permitted by law.

The following table is a summary of our deposits for each of our last three fiscal years:

Deposits - Average Balances and Rates
(Dollars in thousands)

	2011		2010		2009	
	Average Balances	Average Rate	Average Balances	Average Rate	Average Balances	Average Rate
Noninterest-bearing demand deposits	$ 86,267	0.00%	$ 75,753	0.00%	$ 65,148	0.00%
NOW accounts	50,092	0.19%	43,319	0.23%	37,732	0.26%
Money market & savings accounts	208,846	0.76%	169,666	0.75%	133,068	0.74%
Time deposits	120,117	1.06%	127,949	1.37%	142,300	2.27%
	$ 465,322	0.63%	$ 416,687	0.75%	$ 378,248	1.14%

The maturity distribution of time deposits of $100,000 or more was:

	As of March 31, 2012	As of December 31, 2011
	(in thousands)	
Three months or less	$ 13,612	$ 14,041
Over three months through six months	16,453	6,830
Over six months through one year	22,543	24,305
Over one year	7,134	10,084
Total	$ 59,742	$ 55,260

Borrowings. To help fund our loan growth from time to time we obtain advances from the Federal Home Loan Bank of New York and under securities repurchase agreements with customers. The following table summarizes these borrowings as of December 31 in the years indicated:

Borrowings
(Dollars in thousands)

	As of December 31					
	2011		2010		2009	
	Amount	Average Cost	Amount	Average Cost	Amount	Average Cost
Borrowings from Federal Home Loan Bank	$35,000	0.46%	$36,800	0.76%	$27,100	0.84%
Securities Sold Under Agreements to Repurchase	7,058	0.43%	7,691	0.59%	8,946	0.89%
Total	$42,058	0.46%	$44,491	0.73%	$36,046	0.85%

As of December 31, 2011, the Bank had $25.7 million and $48.6 million of availability from Federal Home Loan Bank of New York and the Federal Reserve Bank, respectively, subject to collateral availability. In addition, at December 31, 2011, the Bank had available unsecured lines of credit agreements with correspondent banks, permitting borrowings to a maximum of $10.0 million. There were no outstanding advances against those lines at December 31, 2011. The Bank may access funds through general markets such as national repurchase agreements. At December 31, 2011, the Bank had no national repurchase agreements.

The following tables present additional information concerning borrowings for the indicated years ended December 31:

Borrowings
(In thousands)

	For the years ended December 31,		
	2011	2010	2009
Average Balance	$ 13,772	$ 19,424	$ 7,501
Maximum month-end balance	$ 36,800	$ 35,600	$ 23,000

The following tables present information concerning securities sold under agreements to repurchase for the indicated years ended December 31:

Securities Sold Under Agreement to Repurchase
(In thousands)

	For the years ended December 31,		
	2011	2010	2009
Average Balance	$ 7,416	$ 8,106	$ 8,265
Maximum month-end balance	$ 8,832	$ 9,510	$ 10,717

Securities sold under agreements to repurchase mature in less than 90 days from the transaction date. Securities sold under agreements to repurchase either remain under the control of the Bank or are held in third party custodial accounts that recognize the Bank's interest in the securities.

We currently own three statutory trust companies which we formed for the sole purpose of issuing trust preferred securities that are fully and unconditionally guaranteed by us. In each case, we issued junior subordinated debentures to the trusts, which, in turn, issued trust preferred securities to the respective trust investors in the same amount. The junior subordinated debentures are the principal asset of the trusts. The trust preferred securities are classified as long-term debt for the financial statements, but are included as Tier 1 capital for regulatory purposes. See "Management Discussion and Analysis of Financial Condition and Results of Operation -- Capital."

In June 2003, we formed Lyons Capital Statutory Trust I, a wholly-owned Connecticut statutory business trust subsidiary, or Trust I. Shortly thereafter, we issued $1.0 million of subordinated debentures to Trust I who issued $1.0 million in trust preferred securities to Tioga

State Bank. The interest rate on this security, 3.220% at March 31, 2012, is variable, adjusting quarterly at three-month LIBOR plus 2.75%. The interest is payable quarterly. The trust preferred securities mature in June 2033, or may be redeemed at any time in the event that the deduction of related interest for federal income tax purposes is prohibited, treatment as Tier 1 capital is no longer permitted, or certain other contingencies arise. Our subordinated debentures issued to Trust I also mature on June 27, 2033 and bear interest at the three-month LIBOR plus 2.75% (3.220% at March 31, 2012), payable quarterly.

We have the option to defer interest payments from time to time for up to 20 consecutive quarterly periods without defaulting on the debentures. We also have the option to redeem the debentures, in whole or in part, beginning on June 27, 2008 and quarterly thereafter or within 120 days throughout the entire term of the debentures should certain special events occur. The redemption price, expressed as a percentage of the principal amount of the debentures being redeemed, ranges from 100.4% at December 31, 2011 to 100% on June 27, 2013 and after.

In August 2004, we formed Lyons Capital Statutory Trust II, a Delaware statutory business trust, or Trust II. We issued $5.2 million of subordinated debentures to Trust II who issued $5.0 million in trust preferred securities to investors. The interest rate on this security, 3.143% at March 31, 2012, is variable, adjusting quarterly at three-month LIBOR plus 2.65%. The interest is payable quarterly. The trust preferred securities mature in August 2034, or may be redeemed at any time in the event that the deduction of related interest for federal income tax purposes is prohibited, treatment as Tier 1 capital is no longer permitted, or certain other contingencies arise.

Our subordinated debentures issued to Trust II also mature on August 23, 2034 and bear interest at the three-month LIBOR plus 2.65% (3.143% at March 31, 2012), payable quarterly. We have the option to defer interest payments from time to time for up to 20 consecutive quarterly periods without defaulting on the debentures. We also have the option to redeem the debentures in whole or in part, on a quarterly basis beginning on August 23, 2009, and the option to redeem the debentures in whole or in part, throughout the entire term of the debentures, within 90 days of one or more of the following events relating to the debentures: (a) the deduction of related interest for federal income tax purposes is prohibited, (b) treatment as Tier I capital is no longer permitted, or (c) certain other events occur. The redemption price, expressed as a percentage of the principal amount of the debentures being redeemed, ranges from 100.6% at December 31, 2011 to 100% on August 23, 2014 and after.

In December 2009, the Company entered into an interest rate swap agreement (swap) with an effective date of February 23, 2011. The Company designated the swap as a cash flow hedge and it is intended to protect against the variability of cash flows associated with Trust II. The swap modifies the pricing characteristic of Trust II, wherein the Company receives interest at three-month LIBOR plus 2.65% from a counterparty and pays a fixed rate of interest of 6.80% to the same counterparty calculated on a notional amount of $5.0 million. This agreement will expire on November 23, 2019. The swap agreement was entered into with a counterparty that met the Company's credit standards, and the agreement contains collateral provisions protecting the at-risk party. The Company believes that the credit risk inherent in this contract is not significant. At March 31, 2012, the company pledged $1.1 million cash collateral to the counterparty.

In December 2009, we formed Lyons Statutory Trust III, a Delaware statutory business trust, or Trust III. We issued $3.0 million of subordinated debentures to Trust III who issued $2.9 million in convertible trust preferred securities to accredited investors. The interest rate on this security is fixed at 6.00%. The interest is payable quarterly. The trust preferred securities mature in February 2040, or may be redeemed at any time in the event that the deduction of related interest for federal income tax purposes is prohibited, treatment as Tier 1 capital is no longer permitted, or certain other contingencies arise.

At any time, each capital security of Trust III is convertible into shares of the Company's common stock at a conversion rate of 36 shares of common stock per $1,000 capital security investment (as adjusted for a three-for-two stock split in the form of a stock dividend effective February 29, 2012), subject to proportionate adjustments for splits, stock dividends, recapitalization and the like, and issuances on a pro rata basis below the current market value, in-kind dividends and tender offers above market value.

Our subordinated debentures issued to Trust III also mature on February 12, 2040 and bear a fixed rate of interest at 6.00%, payable quarterly. We have the option to defer interest payments from time to time for up to 20 consecutive quarterly periods without defaulting on the debentures. We also have the option to redeem the debentures in whole or in part, on a quarterly basis beginning on February 1, 2015, and the option to redeem the debentures in whole or in part, throughout the entire term of the debentures, within 90 days of one or more of the following events relating to the debentures: (a) the deduction of related interest for federal income tax purposes is prohibited, (b) treatment as Tier I capital is no longer permitted, or (c) certain other events occur. The redemption price, expressed as a percentage of the principal amount of the debentures being redeemed, ranges from 102.5% beginning in February, 2015 to 100% on February 1, 2020 and after.

If we elect to defer interest payments as described above on either Trust I, Trust II, or Trust III trust preferred securities, or if the debentures are in default, we are, among other things, prohibited from declaring or paying dividends.

Legal Proceedings

Currently, we are not subject to any pending lawsuits in which claims for material monetary damages are asserted.

Competition

We face intense and increasing competition in making loans, attracting deposits and providing other financial products and services. The Bank competes with other financial institutions and service providers such as commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies, finance companies, brokerage firms and mutual fund companies. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Important competitive factors, such as office location, types and quality of services and products, office hours, customer service, a local presence, community reputation and continuity of personnel, among others, are and continue to be a focus of the Bank.

Some of the largest banks in the Country have offices in our markets. These institutions have greater financial resources and lending limits, better name recognition, more locations, more advanced technology and more financial products to offer than we do and may offer various services we do not offer. In addition, these institutions may be able to better afford and make broader use of media advertising, support services and electronic technology that we may. To offset these competitive disadvantages, the Bank depends on its reputation as an independent and locally-owned community bank, its personal service, its greater community involvement and its ability to make credit and other business decisions quickly and locally.

Employees

As of March 31, 2012, we employed 156 persons, of which 136 were full time. The Bank provides a variety of employment benefits and considers its relationship with its employees to be good. We have no collective bargaining agreements with any employees.

Properties

The location of the eleven banking offices operated by the Bank and certain other information related to these offices is set forth below:

Location	Owned or Leased
35 William Street, Lyons, New York 14489	Owned
Routes 14 & 31, Lyons, New York 14489	Owned
4 Williams Street, Clyde, New York 14433	Leased
2 North Main Street, Jordan, New York 13080	Owned
5996 New Hartford Street, Wolcott, New York 14590	Owned
750 West Miller Street, Newark, New York 14513	Leased
359 NYS Route 31, Macedon, New York 14502	Owned
399 Exchange Street, Geneva, New York 14456	Owned
Tops Plaza, 6256 Furnace Road, Ontario, New York 14519	Leased
205 Liberty Street, Penn Yan, New York 14527	Owned
2433 State Route 414, Waterloo, New York 13165	Owned

We consider all of these banking offices to be well located and suitably equipped to serve as banking facilities. In the opinion of management the properties are adequately covered by insurance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist readers in understanding and evaluating the results of operations and financial condition of Lyons Bancorp, Inc., The Lyons National Bank and Lyons Realty Associates Corp. on a consolidated basis for the quarter ended March 31, 2012. This discussion and analysis should be read in conjunction with our consolidated financial statements and the notes relating thereto appearing elsewhere in this Memorandum.

Overview

Lyons Bancorp, Inc. is the holding company for The Lyons National Bank and its subsidiary, Lyons Realty Associates Corp. Lyons Bancorp, Inc.'s business is conducted through The Lyons National Bank, a federally chartered and regulated bank with eleven full-service banking offices in Onondaga, Ontario, Seneca, Wayne and Yates Counties in New York, an ATM network and Internet and telephone banking services. In addition, the Bank services customers in Cayuga and Monroe Counties. The Bank's corporate headquarters is located in Lyons, New York.

Our principal sources of revenue consist of income from commercial and residential real estate loans, including mortgage servicing fees, consumer loans made by the Bank and its subsidiary, investment securities held by us and the Bank and from a variety of deposit services offered by the Bank to its customers. We fund our operations through cash flows from operations, the Bank's deposits, maturing and called investment securities, the sale of investment securities, borrowings and capital raising transactions.

We effected a three-for-two stock split in the form of a stock dividend of our outstanding shares of common stock, par value $.50 per share, effective at the close of business on February 29, 2012. Where a number of shares of common stock is listed in this offering circular for a date or period prior to the effective date of the stock split, that number of shares of common stock has been proportionately adjusted as if the three-for-two stock split had been in effect on that prior date or during that prior period.

Results of Operations

Results of Operations For The Three Months Ended March 31, 2012 and 2011

Summary of Performance

Net income was $1.6 million for the first quarter of 2012 compared to net income of $1.0 million for the same period last year, an increase of $565,000, or 56.1%. Diluted earnings per share were $1.15 for the first quarter of 2012, compared to $0.74 for the same period last year. The improved performance quarter over quarter was due primarily to increases in net interest income and noninterest income and a reduction in provision for loan losses.

Return on average assets was 1.11% during the first three months of 2012, compared to 0.79% during the same period last year, while return on average stockholders' equity was 17.06% during the first three months of 2012, compared to 12.61% for the same period last year.

Average Balances and Interest Rates

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets, the resultant yields, and the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Average balances are derived from average daily balances. The yield on securities available-for-sale is included in investment securities and is calculated based on the historical amortized cost. All interest has been adjusted to a fully taxable equivalent amount using the federal statutory rate of 34%. The yields and rates are established by dividing income or expense dollars by the average balance of the asset or liability.

AVERAGE BALANCES AND INTEREST RATES
(Dollars in thousands)

	Three Months Ended March 31, 2012 Average Balances	Income/ Expense	Yields/ Rates	Three Months Ended March 31, 2011 Average Balances	Income/ Expense	Yields/ Rates
Assets:						
Loans [1]	$ 363,520	$ 4,601	5.09%	$ 313,136	$ 4,064	5.26%
Investment securities [2]						
Taxable	89,821	553	2.48%	104,483	674	2.62%
Tax-exempt	57,089	497	3.50%	57,173	510	3.62%
Total securities	146,910	1,050	2.87%	161,656	1,184	2.97%
Other interest-earning deposits	22,267	8	0.15%	9,285	3	0.13%
Total interest-earning assets	532,697	5,659	4.27%	484,077	5,251	4.40%
Other assets	36,912			32,307		
Total Assets	$ 569,609			$ 516,384		
Liabilities and Equity:						
Interest-bearing deposits						
NOW accounts	$ 51,161	$ 26	0.20%	$ 48,090	$ 24	0.20%
Money market & savings accounts	232,384	408	0.71%	193,144	426	0.89%
Time deposits	116,411	261	0.90%	121,213	336	1.12%
Total interest-bearing deposits	399,956	695	0.70%	362,447	786	0.88%
Repurchase agreements	6,528	7	0.43%	6,962	10	0.58%
Borrowings from Federal Home Loan Bank	18,775	27	0.58%	20,162	54	1.09%
Junior subordinated debentures	9,217	139	6.07%	9,217	108	4.75%
Total interest-bearing liabilities	434,476	868	0.80%	398,788	958	0.97%
Noninterest-bearing deposits	92,363			82,159		
Other liabilities	5,639			2,967		
Total Liabilities	532,478			483,914		
Lyons Bancorp, Inc. Stockholders' equity	37,075			32,414		
Noncontrolling interest	56			56		
Total Equity	37,131			32,470		
Total Liabilities and Equity	$ 569,609			$ 516,384		
Spread in interest-bearing funds			3.47%			3.43%
Net interest margin on earning assets		$ 4,791	3.62%		$ 4,293	3.60%
Tax equivalent adjustment		(163)			(166)	
Net interest income per consolidated income statements		$ 4,628			$ 4,127	

(1) Nonaccrual loans are included in the average asset totals presented above.
(2) Average balances and yields on available securities are based on historical amortized cost.

Net Interest Income

The above table shows average interest-earning assets and interest-bearing liabilities, and the corresponding yield or cost associated with each. Tax-equivalent net interest income for the first three months of 2012 was $4.8 million, an increase of $498,000, or 11.6%, compared to the same period in 2011. The increase primarily resulted from overall balance sheet growth, funded by strong core deposit growth. Average earning assets for the first three months of 2012 totaled $532.7 million, an increase of $48.6 million or 10.0% compared to the same period last year.

The tax-equivalent net interest margin for the first quarter of 2012 was 3.62%, an increase of 2 basis points compared to the net interest margin of 3.60% during the same period last year. While cash flows from our loan and investment portfolios were reinvested in lower yielding assets, funding costs were also reduced as we reevaluated pricing strategies within our newest market in Seneca County. This reduction in funding costs during the first quarter of 2012 was tempered by the effects of a full quarter's expense related to our interest rate swap, which became effective in February 2011.

The following table presents the effects of changing rates and volumes on our net interest income for the three months ended March 31, 2012 compared to 2011. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume.

Volume Rate Analysis
(In thousands)

	2012 Compared to 2011 Increase (Decrease) Due to Change In Average		
Interest Income:	Volume	Yield/Rate	Total
Loans	$ 669	$ (132)	$ 537
Investment securities:			
Taxable	(87)	(34)	(121)
Tax-exempt	(1)	(12)	(13)
Other interest earning assets	4	1	5
Total interest income	585	(177)	408
Interest Expense:			
Interest-bearing deposits:			
NOW accounts	2	-	2
Money market and savings accounts	80	(98)	(18)
Time deposits	(12)	(63)	(75)
Repurchase agreements	(2)	(1)	(3)
Borrowings from Federal Home Loan Bank	(4)	(23)	(27)
Junior subordinated debentures	-	31	31
Total interest expense	64	(154)	(90)
Net interest income	$ 521	$ (23)	$ 498

Provision for Loan Losses

The provision for loan losses represents management's estimate of the amount necessary to maintain the allowance for loan losses at an adequate level. During the first quarter of 2012, there were no provisions for loan losses recorded, compared to $195,000 during the same period last year. The decrease in the provision for the first quarter of 2012 over 2011 reflects the decrease in net charge-offs, and is reflective of improvement in asset quality ratios. The ratio of nonperforming loans to total loans was 1.55% at March 31, 2012, as compared to 1.93% as of

March 31, 2011. The allowance for loan losses as a percentage of period end loans was 1.87% at March 31, 2012, compared to 2.10% at March 31, 2011.

Noninterest Income

Noninterest income is a significant source of income for us, representing 27.4% of total revenues for the first quarter of 2012 and 24.2% for the same period last year. The main components of noninterest income include service charges on deposit accounts, loan servicing fees, cardholder fees, financial services fees, and gains on sale of loans and investment securities.

Our largest source of noninterest income is from service charges on deposit accounts. Service charges on deposit accounts were $504,000 for the first quarter of 2012, a decrease of 11.6% from the same period last year. The largest component of this category is overdraft fees, which is largely driven by customer activity. Regulatory changes that became effective during 2010 have reduced overdraft fee revenue. Loan servicing income for the first quarter of 2012 was $291,000, an increase of 70.2% over the same period last year. An increase in both mortgage loan closings in 2011 and 2012 and the resulting servicing fees recognized on the sale of those loans were the primary reason for the increase period over period. Cardholder fee income was $209,000 for the first quarter of 2012, up 16.8% compared to the same period past year, due primarily to an increase in our interchange income and increased card usage. Fee income from our financial services activities was $114,000 for the first quarter of 2012, a decrease of 8.8% over the same period last year, due primarily to a decrease in staffing levels and related production in our financial services department.

For the first three months of 2012, net realized gains on the sales of loans totaled $325,000, compared to net realized gains of $129,000 for the same period last year. The increase in gains on sales of loans in the first three months of 2012 is mainly a result of increased residential mortgage refinancing activity due to historically low interest rates, coupled with the decision to sell the majority of our residential loan production into the secondary market.

During the first quarter of 2012, net gains on the sales of available-for-sale securities totaled $215,000, compared to no net gains for the same period in 2011. Management may periodically sell available-for-sale securities for liquidity purposes, to improve yields, or to adjust the risk profile of the portfolio.

Other income totaled $32,000 for the first three months of 2012, down $54,000 over the same period in 2011. The majority of the decrease is attributable to the receipt of a $30,000 signing bonus in the first quarter of 2011, related to our debit card program.

Noninterest Expense

Noninterest expense for the first quarter of 2012 was $4.2 million, an increase of 8.3% over the same period last year. The main components of noninterest expense include salaries and wages, pensions and benefits, occupancy expenses, data processing expenses, professional fees, and FDIC and OCC assessments.

Salary and wage expenses totaled $1.8 million in the first quarter of 2012, an increase of 9.6% over the same period in 2011. The primary reason for the increase is due an increase in our full time equivalent (FTE) number of employees and annual merit increases. Year to date average FTEs of 144 were up from the same period last year, which averaged 140 FTEs. Pensions and other benefits were $708,000 for the first three months of 2012, an increase of 17.8% compared to the prior year period. The majority of the increase relate to an increase in overall pension expense.

Data processing expenses totaled $272,000 for the first quarter of 2012, an increase of 12.9% over the same period last year. This increase was due primarily to implementation and licensing fees relating to upgraded credit analysis software.

Professional fees for the first quarter of 2012 decreased 23.7% as compared to the first quarter of 2011. This reduction in professional fees is due primarily to lower legal costs related to work out loans.

FDIC deposit insurance expense for the first three months of 2012 decreased 68.3%, compared to the same period in 2011, as a result of changes to the FDIC assessment method that took effect in the second quarter of 2011.

Advertising expenses were $168,000 for the first quarter of 2012, compared to $85,000 for the same period last year, primarily as a result of increased marketing efforts aimed at attracting new relationships, taking advantage of the large bank branch sales currently being experienced within our local markets.

Loan fees for the first quarter of 2012 totaled $200,000, compared to $70,000 during the same period last year. The increase was due to an increase in other real estate expenses, commercial re-appraisals performed, forced place insurance expenses and loan guarantee fees.

Other expenses for the first quarter of 2012 totaled $307,000, an increase of $17,000 or 5.9% over the same period last year. Contributing to the increase were the following: training (up $6,000), contributions and sponsorships (up $13,000), check printing expenses (up $15,000) and shareholder related expenses (up $9,000), offset by decreases in other expenses including postage (down $16,000), dues and memberships (down $4,000), and bank owned life insurance expense (down $6,000).

Income Tax Expense

The provision for income taxes provides for Federal and New York State income taxes. The provision for the first three months of 2012 was $586,000, compared to $349,000 for the same period in 2011. The effective tax rate for the first quarter 2012 was 27.1% compared to 25.7% for the same period last year. The increase in the effective tax rate was due primarily due to lower proportions of tax advantaged income as a percentage of total pre-tax income.

Results of Operations For Years Ended December 31, 2011 and 2010

Summary of Performance

Net income was $5.1 million for 2011 compared to net income of $4.2 million for 2010, an increase of $970,000, or 23.3% over the prior fiscal year. Diluted earnings per share were $3.76 for 2011, compared to $3.24 in 2010. The improved performance year over year was due primarily to increases in net interest income and noninterest income and a reduction in provision for loan losses.

Return on average assets was 0.96% in 2011, compared to 0.85% in 2010. Return on average equity was 14.47% in 2011, compared to 12.99% in 2010.

Average Balances and Interest Rates

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets, the resultant yields, and the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Average balances are derived from average daily balances. The yield on securities available-for-sale is included in investment securities and is calculated based on the historical amortized cost. All interest has been adjusted to a fully taxable equivalent amount using the federal statutory rate of 34%. The yields and rates are established by dividing income or expense dollars by the average balance of the asset or liability.

AVERAGE BALANCES AND INTEREST RATES

(Dollars in thousands)

Year Ended December 31,

	2011			2010			2009		
	Average Balances	**Income/ Expense**	**Yields/ Rates**	**Average Balances**	**Income/ Expense**	**Yields/ Rates**	**Average Balances**	**Income/ Expense**	**Yields/ Rates**
Assets:									
Loans [1]	$ 330,218	$ 16,968	5.14%	$ 296,601	$ 16,319	5.50%	$ 260,075	$ 15,036	5.78%
Investment securities [2]									
Taxable	106,072	2,904	2.73%	104,171	3,269	3.14%	104,325	3,870	3.71%
Tax-exempt	56,336	1,966	3.49%	47,760	1,797	3.76%	28,504	1,326	4.65%
Total securities	162,408	4,870	3.00%	151,931	5,066	3.33%	132,829	5,196	3.91%
Federal funds sold	-	-	-	51	-	-	303	1	0.20%
Other interest-earning deposits	8,472	19	0.22%	7,743	19	0.25%	10,258	25	0.24%
Total interest-earning assets	501,098	21,857	4.36%	456,326	21,404	4.69%	403,465	20,258	5.02%
Other assets	33,825			32,151			29,686		
Total Assets	$ 534,923			$ 488,477			$ 433,151		
Liabilities and Stockholders' Equity:									
Interest-bearing deposits									
NOW accounts	$ 50,092	$ 96	0.19%	$ 43,319	$ 99	0.23%	$ 37,732	$ 96	0.26%
Money market & savings accounts	208,846	1,584	0.76%	169,666	1,272	0.75%	133,068	985	0.74%
Time deposits	120,117	1,274	1.06%	127,949	1,747	1.37%	142,300	3,231	2.27%
Total interest-bearing deposits	379,055	2,954	0.78%	340,934	3,118	0.91%	313,100	4,312	1.38%
Repurchase agreements	7,416	37	0.50%	8,105	58	0.72%	8,265	94	1.14%
Borrowings from Federal Home Loan Bank	13,772	138	1.00%	19,424	213	1.10%	7,501	83	1.10%
Junior subordinated debentures	9,217	524	5.69%	8,786	341	3.88%	6,190	203	3.28%
Total interest-bearing liabilities	409,460	3,653	0.89%	377,249	3,730	0.99%	335,056	4,692	1.40%
Noninterest-bearing deposits	86,267			75,753			65,148		
Other liabilities	3,637			3,381			4,478		
Total Liabilities	499,364			456,383			404,682		
Lyons Bancorp, Inc. Stockholders' equity	35,503			32,038			28,413		
Noncontrolling interest	56			56			56		
Total Equity	35,559			32,094			28,469		
Total Liabilities and Stockholders' Equity	$ 534,923			$ 488,477			$ 433,151		
Spread in interest-bearing funds			3.47%			3.70%			3.62%
Net interest margin on earning assets		$ 18,204	3.63%		$ 17,674	3.87%		$ 15,566	3.86%
Tax equivalent adjustment		(642)			(585)			$ (429)	
Net interest income per consolidated income statements		$ 17,562			$ 17,089			$ 15,137	

(1) Nonaccrual loans are included in the average asset totals presented above.

(2) Average balances and yields on available securities are based on historical amortized cost.

Net Interest Income

The above table shows average interest-earning assets and interest-bearing liabilities, and the corresponding yield or cost associated with each. Tax-equivalent net interest income for 2011 was $18.2 million, an increase of $530,000, or 3.0%, compared to the same period in 2010. The increase primarily resulted from overall balance sheet growth, funded by strong core deposit growth. Average earning assets for 2011 grew by $44.8 million or 9.8% compared to 2010.

The tax-equivalent net interest margin for 2011 was 3.63%, down 24 basis points compared to the net interest margin of 3.87% in 2010, as cash flows from our loan and investment portfolios were reinvested in lower yielding assets, while funding costs currently at low levels have been repricing more modestly.

The following table presents the effects of changing rates and volumes on our net interest income for the years indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume.

Volume Rate Analysis
(In thousands)

	2011 Compared to 2010			2010 Compared to 2009		
	Increase (Decrease) Due to Change In Average			Increase (Decrease) Due to Change In Average		
Interest Income:	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Loans	$ 1,789	$ (1,140)	$ 649	$ 1,974	$ (691)	$ 1,283
Investment securities:						
Taxable	59	(424)	(365)	(6)	(595)	(601)
Tax-exempt	306	(137)	169	762	(291)	471
Federal funds sold	-	-	-	(1)	-	(1)
Other interest earning assets	1	(1)	-	(6)	-	(6)
Total interest income	2,155	(1,702)	453	2,723	(1,577)	1,146
Interest Expense:						
Interest-bearing deposits:						
NOW accounts	13	(16)	(3)	13	(10)	3
Money market and savings accounts	373	(61)	312	334	(47)	287
Time deposits	(98)	(375)	(473)	(420)	(1,064)	(1,484)
Repurchase agreements	(4)	(17)	(21)	(2)	(34)	(36)
Borrowings from Federal Home Loan Bank	(58)	(17)	(75)	131	(1)	130
Junior subordinated debentures	17	166	183	96	42	138
Total interest expense	243	(320)	(77)	152	(1,114)	(962)
Net interest income	$ 1,912	$ (1,382)	$ 530	$ 2,571	$ (463)	$ 2,108

Provision for Loan Losses

The provision for loan losses represents management's estimate of the amount necessary to maintain the allowance for loan losses at an adequate level. The provision for loan losses was $965,000 for 2011, compared to $2.4 million for 2010. The decrease in the provision for 2011 over 2010 reflects the decrease in net charge-offs, and is reflective of improvement in asset quality ratios. The ratio of nonperforming loans to total loans was 1.65% at December 31, 2011, as compared to 1.79% as of December 31, 2010. The allowance for loan losses as a percentage of period end loans was 1.94% at December 31, 2011, compared to 2.06% at December 31, 2010.

Noninterest Income

Noninterest income is a significant source of income for us, representing 26.6% of total revenues for 2011 and 25.4% for 2010. The main components of noninterest income include service charges on deposit accounts, loan servicing fees, cardholder fees, financial services fees, and gains on sale of loans and investment securities.

Our largest source of noninterest income is from service charges on deposit accounts. Service charges on deposit accounts were $2.3 million for 2011, an increase of 9.0% from 2010. The largest component of this category is overdraft fees, which is largely driven by customer activity. Loan servicing income for the 2011 was $954,000, an increase of 11.4% over the same period last year. An increase in both mortgage loan closings and the resulting servicing fees recognized on the sale of those loans were the primary reason for the increase period over period. Cardholder fee income was $780,000 for 2011, up 15.9% compared to 2010, due primarily to an increase in our interchange income. Fee income from our financial services activities was $669,000 as of December 31, 2011, an increase of 30.4% over the same period last year, due primarily to an increase in the number of relationships under management, and the general improvement occurring in the markets during the second half of 2011.

For 2011, net gains on the sales of loans totaled $743,000, compared to net gains of $534,000 for 2010. The increase in gains on sales of loans in 2011 is mainly a result of increased residential mortgage refinancing activity and the decision to sell certain loans in the secondary market to the Federal Home Loan Mortgage Corporation (FHLMC) and the Federal Home Loan Bank (FHLB). Low market interest rates led to a significant increase in the volume of homeowners refinancing existing mortgages to lower fixed rates. To manage interest rate risk exposures, we sold most of our fixed rate residential loan production during 2011.

As of December 31, 2011, net gains on the sales of available-for-sale securities totaled $407,000, compared to net gains of $727,000 for the same period in 2010. Management may periodically sell available-for-sale securities for liquidity purposes, to improve yields, or to adjust the risk profile of the portfolio.

Other income totaled $241,000 for 2011, up $94,000 or 63.9% over the same period in 2010. Included in other income are gains and losses from the sale of real estate and other assets. During 2011, we sold a facility that housed our temporary location for our new Seneca County office and recognized approximately $72,000 in gains.

Noninterest Expense

Noninterest expense for 2011 was $16.1 million, an increase of 8.2% over noninterest expense for 2010. The main components of noninterest expense include salaries and wages, pensions and benefits, occupancy expenses, data processing expenses, professional fees, and FDIC and OCC assessments.

Salary and wage expenses totaled $6.8 million in 2011, an increase of 8.8% over the same period in 2010. The primary reason for the increase is due to a full year of expense relating to the opening of a new branch office in Seneca County during June 2010. In addition, we experienced increased expenses relating to commission-based pay due to high levels of mortgage refinancing

Pensions and other benefits were $2.2 million in 2011, an increase of 10.6% compared to the prior year. The majority of the increase relate to higher health care costs as well as in increase in overall pension expense.

Occupancy expenses related to bank premises and furniture and fixtures were up $84,000 or 5.1% in 2011 compared to the prior year. A full year of expenses relating to our new Seneca County location, including maintenance expenses and depreciation were higher in 2011 compared to 2010.

Data processing expenses totaled $1.0 million in 2011, an increase of 3.3% over the prior year. The costs associated with operating the Company's core processing system contributed to the increase, offset by savings recognized by a reduction in data connectivity charges and overall technology maintenance expense.

Professional fees as of December 31, 2011, increased 3.7% year over year. We incurred higher fees during 2011 relating to amounts paid to third party providers of compliance monitoring software.

FDIC deposit insurance expense as of December 31, 2011, decreased $90,000 or 12.2%, compared to the same period in 2010, as a result of changes to the FDIC assessment method that took effect in the second quarter of 2011.

Other expenses increased by $263,000 or 20.2% as of December 31, 2011 over the same prior year period. We incurred higher fees during 2011 relating amounts paid to outside consultants for assistance on a sales training initiative, as well as higher postage costs, contributions and sponsorships and events and materials for a new customer experience initiative.

Income Tax Expense

The provision for income taxes provides for Federal and New York State income taxes. The provision for 2011 was $1.8 million, compared to $1.5 million for the same period in 2010. The effective tax rate for 2011 was 25.5% compared to 26.2% for 2010. The decrease in the effective tax rate was due primarily to a higher level of investment in tax-exempt securities.

Financial Condition

Total assets were $608.3 million at March 31, 2012, up $52.8 million or 9.5% over December 31, 2011. Asset growth for the first quarter of 2012 was funded by strong deposit growth as the result of a targeted marketing campaign to acquire and build relationships with customers who have been impacted by large bank branch sales occurring within our footprint. Total loans were $374.2 million at March 31, 2012, up $14.3 million or 4.0% from December 31, 2011, while interest-bearing deposits, primarily excess funds held at the Federal Reserve Bank, were up $38.6 million over December 31, 2011 balances. Total deposits at March 31, 2012 were $537.3 million, up $76.3 million or 16.6% over December 31, 2011.

Total assets were $555.5 million at December 31, 2011, up $41.9 million or 8.2% over December 31, 2010. Asset growth year over year was primarily in loans, which were up $47.3 million or 15.1% over December 31, 2010. Total deposits at December 31, 2011 were $461.0 million, up $37.0 million or 8.7% over December 31, 2010, driven by increases in demand deposits and money market balances.

Investment securities totaled $152.4 million at March 31, 2012, compared to $154.6 million at the end of 2011. The first quarter decrease of $2.2 million is primarily due to maturities and calls of securities within the investment portfolio, combined with principal repayments from mortgage-backed securities as lower rates continue to impact pre-payment speeds.

Investment securities totaled $154.6 million at December 31, 2011, compared to $162.6 million at the end of 2010. The annual decrease of $7.9 million is the result of management's decision to fund loan growth with runoff from the investment portfolio, primarily principal repayments from mortgage-backed securities.

Loans totaled $374.2 million or 61.5% of total assets at March 31, 2012, compared to $360.0 million or 64.8% of total assets at December 31, 2011. Commercial loans at March 31, 2012, which include commercial and agriculture real estate, and commercial and agriculture loans, were up $8.8 million or 4.7% over December 31, 2011. The consumer portfolios at March 31, 2012, which include residential real estate and consumer installment loans, were up $5.5 million or 3.2% compared to year-end 2011, primarily in residential mortgage loans and home equity loans.

Loans totaled $360.0 million or 64.8% of total assets at December 31, 2011, compared to $312.6 million or 60.9% of total assets at December 31, 2010. Commercial loans at December 31, 2011, which include commercial and agriculture real estate, and commercial and agriculture loans, were up $22.8 million or 13.9% over December 31, 2010. The consumer portfolios at December 31, 2011, which include residential real estate and consumer installment loans, were up $24.5 million or 16.5% compared to year-end 2010, primarily in residential mortgage loans and home equity loans.

Composition of Loan Portfolio
(Dollars in thousands)

	March 31, 2012		December 31, 2011		December 31, 2010		December 31, 2009	
	Balances	Percentage	Balances	Percentage	Balances	Percentage	Balances	Percentage
Commercial Loans								
Commercial real estate	$ 86,756	23.2%	$ 84,193	23.4%	$ 72,978	23.4%	$ 73,223	25.4%
Agriculture real estate	21,152	5.6%	20,839	5.8%	19,792	6.3%	17,359	6.0%
Commercial loans	67,169	17.9%	58,778	16.3%	51,439	16.5%	47,445	16.5%
Agriculture loans	20,541	5.5%	23,024	6.4%	19,790	6.3%	20,975	7.3%
Total Commercial loans	195,618	52.2%	186,834	51.9%	163,999	52.5%	159,002	55.2%
Consumer Loans								
1-4 family	97,225	26.0%	91,883	25.5%	72,805	23.3%	58,569	20.3%
Home equity	52,336	14.0%	51,800	14.4%	48,168	15.4%	43,333	15.0%
Direct installment	14,224	3.8%	14,413	4.0%	12,916	4.1%	12,416	4.3%
Indirect installment	14,839	4.0%	15,021	4.2%	14,741	4.7%	14,906	5.2%
Total Consumer loans	178,624	47.8%	173,117	48.1%	148,630	47.5%	129,224	44.8%
Total Loans	374,242	100.0%	359,951	100.0%	312,629	100.0%	288,226	100.0%
Allowance for loan losses	(7,014)		(7,001)		(6,441)		(4,912)	
Total loans, net	$367,228		$352,950		$306,188		$283,314	

Nonperforming loans, defined as accruing loans greater than 90 days past due and non-accrual loans, totaled 1.55% of total loans outstanding at March 31, 2012 as compared with 1.65% at December 31, 2011. The allowance for loan losses totaled $7.0 million or 1.87% of total loans outstanding at March 31, 2012 as compared with $7.0 million or 1.94% of total loans at December 31, 2011.

Nonperforming loans totaled 1.65% of total loans outstanding at December 31, 2011 as compared with 1.79% at December 31, 2010. The allowance for loan losses totaled $7.0 million or 1.94% of total loans outstanding at December 31, 2011 as compared with $6.4 million or 2.06% of total loans at December 31, 2010.

The adequacy of our allowance for loan losses is reviewed quarterly by management with consideration given to loan concentrations, charge-off history, delinquent loan percentages, and general economic conditions. Management believes the allowance for loan losses is adequate to absorb losses from existing loans.

Total deposits were $537.3 million at March 31, 2012, up $76.3 million over December 31, 2011. The growth in total deposits from December 31, 2011 was mainly in savings and money market accounts, which were up $63.4 million or 31.0% from year end 2011. Non-interest-bearing checking, or demand deposits, were up $3.0 million or 3.2%. Interest-bearing checking, or NOW accounts, totaled $51.4 million, up $4.0 million or 8.4% over the prior year end. Time deposit balances increased $5.9 million or 5.1% from December 31, 2011. All deposit types reflect the success of our marketing campaign to attract new customers to the bank.

Total deposits were $461.0 million at December 31, 2011, up $37.0 million over December 31, 2010. The growth in total deposits from December 31, 2010 was mainly in money market and savings accounts, which were up $28.9 million or 16.4%. Noninterest bearing deposit balances were up $9.4 million or 11.2%. Interest-bearing checking accounts totaled $47.4 million, up $1.6 million or 3.4% over the prior year end. Time deposit balances were down $2.9 million or 2.5%.

The following is a summary of deposit balances for the dates indicated:

Dollars in Thousands	March 31, 2012		December 31, 2011		December 31, 2010		December 31, 2009	
	Balances	Percentage	Balances	Percentage	Balances	Percentage	Balances	Percentage
Demand deposits	$ 96,840	18.0%	$ 93,797	20.3%	$ 84,357	19.9%	$ 72,549	19.0%
NOW accounts	51,390	9.6%	47,410	10.3%	45,836	10.8%	41,373	10.8%
Savings and money market	268,164	49.9%	204,737	44.4%	175,820	41.5%	138,782	36.3%
Time deposits	120,944	22.5%	115,055	25.0%	117,993	27.8%	129,630	33.9%
Total Deposits	$ 537,338	100.0%	$ 460,999	100.0%	$ 424,006	100.0%	$ 382,334	100.0%

Other funding sources include securities sold under agreements to repurchase, borrowings from the Federal Home Loan Bank and junior subordinated debentures. These funding sources totaled $26.5 million at March 31, 2012, down $24.8 million or 48.3% from $51.3 million at December 31, 2011, as we utilized the growth in deposits in the first quarter of 2012 to pay down outstanding FHLB borrowings. These funding sources totaled $51.3 million at December 31, 2011, down $2.4 million or 4.5% from $53.7 million at December 31, 2010.

Stockholders' Equity

Total equity was up $1.0 million to $36.9 million at March 31, 2012, from $35.9 million at December 31, 2011. The increase was mainly due to our strong earnings, reflecting net income of $1.6 million, less dividends declared of $387,000. Additional paid-in capital decreased and common stock increased by $217,000 during the first quarter of 2012, reflecting the transfer of capital to common stock when the 3-for-2 stock split in the form of a stock dividend occurred with no change in par value.

Total stockholders' equity was up $4.3 million or 13.7% to $35.9 million at December 31, 2011, from $31.6 million at December 31, 2010. The increase was mainly due to our strong earnings, reflecting net income of $5.1 million, less dividends declared of $1.2 million. Additional paid-in capital increased by $105,000 during 2011, relating to the issuance of treasury stock in excess of its original cost.

Accumulated other comprehensive loss totaled $960,000 at March 31, 2012, as compared to $782,000 at December 31, 2011, reflecting a net other comprehensive loss of $178,000. The change resulted from a $228,000 decrease in unrealized gains on available-for-sale securities, net of tax, due to higher long-term market rates, a $9,000 decrease in net losses related to pension and postretirement benefit plans, net of tax, and a decrease of $41,000 in net unrealized losses relating to our interest rate swap, net of tax, also due to higher long-term market rates.

Accumulated other comprehensive loss totaled $782,000 at December 31, 2011, posting a net gain of $339,000 from the net unrealized loss of $1.1 million at December 31, 2010. The change resulted from a $1.9 million increase in unrealized gains on available-for-sale securities, net of tax, due to lower market rates, a $1.2 million increase in net losses related to pension and postretirement benefit plans, net of tax, and an increase of $329,000 in net unrealized losses relating to our interest rate swap, net of tax. Under regulatory requirements, amounts reported as accumulated other comprehensive income/loss related to net unrealized gain or loss on available-for-sale securities, the funded status of the defined benefit and post-retirement benefit plans, and the net unrealized gain or loss on interest rate swaps do not increase or reduce regulatory capital and are not included in the calculation of risk-based capital and leverage ratios.

Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk is interest rate risk, which is defined as the potential variability of our earnings that arises from changes and volatility in market interest rates. Changes in market interest rates, whether they are increases or decreases, and the pace at which the changes occur can trigger repricings and changes in the pace of payments, which individually or in combination may affect our net interest income and net interest margin, either positively or negatively.

Most of the yields on our earning assets, including floating-rate loans and investments, are related to market interest rates. So is our cost of funds, which includes the rates we pay on interest-bearing deposits and borrowings. Interest rate sensitivity occurs when the interest income (yields) we earn on our assets changes at a pace that differs from the interest expense (rates) we pay on liabilities.

Our Asset and Liability Committee (ALCO), monitors our sensitivity to interest rates and approves strategies to manage our exposure to interest rate risk. Our goal is to maximize the growth of net interest income on a consistent basis by minimizing the effects of fluctuations associated with changing market interest rates. In other words, we want changes in loans and deposit balances, rather than changes in the market interest rates, to be the primary drivers of growth in net interest income.

We measure net interest income at-risk by estimating the changes in net interest income resulting from instantaneous and sustained parallel shifts in interest rates of plus or minus 200 basis points over a twelve-month period. This provides a basis or benchmark for the ALCO to manage our interest rate risk profile.

Presented below is a table showing the Bank's interest rate risk profile at March 31, 2012, December 31, 2011 and December 31, 2010.

Changes in Interest Rates (Basis Points)	Estimated Percentage Change in Future Net Interest Income		
	March 31, 2012	December 31, 2011	December 31, 2010
+ 200	4.6%	3.9%	0.5%
-200	(0.7)%	0.6%	(5.2)%

Our model suggests the Bank's interest rate risk at March 31, 2012 has improved from December 31, 2011 in an increasing rate environment. However, in a falling rate environment, our interest rate risk has increased modestly. This is due primarily to our asset base continuing to price downward to a greater degree than rates on our interest-bearing liabilities, which are primarily deposits. Although the model is useful in identifying potential exposure to interest rate movements, actual results may differ from those modeled, as the repricing, maturity, and prepayment characteristics of financial instruments may change to a different degree than modeled. In addition, the model does not reflect actions that management may employ to manage the Bank's interest rate risk exposure.

Interest Sensitivity

An important element of both earnings performance and liquidity is management of interest rate sensitivity. Interest rate sensitivity management involves comparison between the maturity and repricing dates of interest-earning assets and interest-bearing liabilities, with the goal being to minimize the impact on net interest income in periods of extreme fluctuations in interest rates.

A useful measure of the Company's interest rate risk is "interest sensitivity gap," the difference between interest sensitive assets and interest sensitive liabilities in a specific time interval. Interest rate "gap" analysis measures the relative dollar amounts on interest-earning assets and interest-bearing liabilities which re-price within a specific time period, either through maturity or rate adjustment. A "positive" gap for a given period means that the amount of interest earning assets maturing or otherwise re-pricing exceeds the amount of interest-bearing liabilities maturing or otherwise re-pricing within the same period. Accordingly, in a rising interest rate environment, an institution with a positive gap would generally be expected, absent the effects of other factors, to experience a greater increase in the yields of its assets relative to the cost of its liabilities. Conversely, the cost of funds for an institution with a positive gap would generally be expected to decline less quickly in a falling interest rate environment. Changes in interest rates generally have the opposite effect on an institution with a "negative" gap.

The Bank currently has a positive gap over the short term, which suggests that the net yield on interest earning assets and liabilities may increase during periods of rising interest rates. However, a simple interest rate 'gap' analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In the event of a change in interest rates, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest-rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

The table below presents the Bank's interest rate sensitivity at December 31, 2011. Determinations of investment and loan maturities are based upon contractual terms of each asset. Because certain categories of securities and loans are prepaid before their maturity date even without regard to interest rate fluctuations, certain assumptions have been made to calculate the expected maturity of securities and loans.

Interest Rate Sensitivity

(In thousands)	0-3 Months	4-6 Months	7-12 Months	1-5 Years	5 Years +	Total
Assets:						
Fed funds sold	$ -	$ -	$ -	$ -	$ -	$ -
Interest bearing deposits in banks	5,326	-	-	-	-	5,326
Investment securities, at amortized cost	12,322	12,203	24,669	77,983	23,779	150,956
Loans	101,520	53,035	42,053	127,439	35,904	359,951
Total interest sensitive assets	$ 119,168	$ 65,238	$ 66,722	$ 205,422	$ 59,683	$ 516,233
Liabilities:						
Demand/NOW	$ 7,324	$ -	$ 4,692	$ 37,731	$ 91,460	$ 141,207
Money market and savings	62,972	42	54	80,364	61,305	204,737
Time deposits	6,660	31,954	51,507	24,934	-	115,055
Securities sold under agreement to repurchase	7,058	-	-	-	-	7,058
Borrowings from Federal Home Loan Bank	25,000	10,000	-	-	-	35,000
Junior subordinated debentures	6,190	-	-	-	3,027	9,217
Total interest sensitive liabilities	$ 115,204	$ 41,996	$ 56,253	$ 143,029	$ 155,792	$ 512,274
GAP:						
Period	$ 3,964	$ 23,242	$ 10,469	$ 62,393	$ (96,109)	$ 3,959
Cumulative	$ 3,964	$ 27,206	$ 37,675	$ 100,068	$ 3,959	

Liquidity

Lyons Bancorp, Inc., as the parent corporation of the Bank, is a company separate and apart from the Bank that must provide for its own liquidity. Lyons Bancorp, Inc.'s main sources of liquidity, as a holding company, are dividends from the Bank, and net proceeds from borrowings and capital securities offerings. Our main uses of liquidity are the payment of dividends to our shareholders, the payment of interest on our subordinated debentures and limited expenses. The ability of the Bank to pay dividends is subject to various regulatory limitations. During 2012, we expect that we can meet our holding company liquidity needs from the reserves we hold. See "Supervision – Limits on Dividends and Other Payments" for more information.

On a consolidated basis, liquidity describes our ability to meet the financial obligations that arise during the ordinary course of business for us and our subsidiaries. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of the Bank's customers and to fund current and planned expenditures. Our funding sources include cash flows from operations, deposits, scheduled amortization and prepayments of loan principal and mortgage-backed securities, maturities and calls of securities, borrowings and capital raising transactions.

The Bank's first preference is to fund liquidity needs with core deposits, which include interest-bearing and noninterest bearing deposits, if available in the marketplace. Core deposits are generated from a large base of consumer, corporate, agricultural and municipal customers, which over the past several years have become more geographically diverse as a result of the expansion of the Bank's businesses. Nevertheless, in recent years the Bank has faced increased competition in offering services and products from a large array of financial market participants, including banks, thrifts, credit unions, mutual funds, securities dealers and others. Core deposits financed 94.2% of the Bank's earning assets at March 31, 2012 compared with 88.7% at December 31, 2011. This increase is a result of our successful marketing campaign to develop relationships with customers who have been impacted by the large bank branch sales within our local markets. For the first three months of 2012, core deposits have increased $76.3 million. For the remainder of 2012, cash for asset growth is expected to continue to come from core deposit growth. Core deposits financed 88.7% of the Bank's earning assets at December 31, 2011 compared with 87.2% December 31, 2010.

The Bank's retail "core" deposit base has been historically loyal. An overwhelming percentage of customers with time deposit accounts maintain their deposits with the Bank upon maturity. Moreover, concurrent with the Bank's growth strategies, similar new retail markets have been entered into during the last eight years expanding the Bank's customer base. Historically, these new markets reflect the same customer loyalty patterns. In addition, the Bank has focused on garnering a larger deposit share of the markets it currently services.

The Bank supplements funding provided through core deposits with various short-term and long-term wholesale sources, including brokered certificates of deposit, federal funds purchased, securities sold under agreement to repurchase and borrowings from the Federal Home Loan Bank of New York (FHLB). As of March 31, 2012 and December 31, 2011, the Bank had $50.2 million and $25.7 million, respectively, of availability from the Federal Home Loan Bank of New York, subject to collateral availability. The increase in funds availability during the first quarter of 2012 is due to the repayment of $25.0 million in borrowings with the FHLB utilizing core deposit funds. We anticipate paying off the remainder of our borrowings with the FHLB when they come due throughout the year. As of December 31, 2011 and 2010, the Bank had $25.7 million and $16.0 million, respectively, of availability from Federal Home Loan Bank of New York, subject to collateral availability.

The Bank also has the ability to borrow from the Federal Reserve Bank of New York (FRB). The amount of borrowing capacity at the FRB is dependent upon the balance of loans and securities pledged as collateral. There were no borrowings outstanding under this facility at March 31, 2012, December 31, 2011 or December 31, 2010. Additional sources of funding are available to the Bank through arrangements for unsecured short-term borrowings from other banks. There were no unsecured short-term borrowings from other banks outstanding at March 31, 2012, December 31, 2011 or December 31, 2010. In general, these borrowings would be unsecured and would mature within one to five business days. Should the Bank experience a substantial deterioration in its financial condition or should the availability of short-term funding become restricted, the Bank's ability to obtain funding from these sources could be negatively impacted.

Other sources of liquidity include maturities of investment securities, repayment of loans and cash generated from operations, such as fees collected for services. See "Business - Investments" for a maturity distribution of the Bank's investment securities portfolio. We also engage in various capital management strategies such as the rights offering and supplemental offering being made by this offering circular to assist us in meeting our liquidity needs.

Management closely monitors the Bank's liquidity positions for compliance with internal policies and believes the available sources of liquidity are adequate to meet funding needs anticipated in the normal course of business. Management does not anticipate engaging in any activities, either currently or in the long-term, which would cause a significant strain on our liquidity.

The relationship between our consolidated gross loans and consolidated total deposits provides a useful measure of our liquidity. Repayment of loans tends to be less predictable than the maturity of investments and other liquid resources; therefore, the higher our consolidated loan-to-deposit ratio the lower our long-term liquidity. On the other hand, since we realize greater yields and higher interest income on loans than we do on investments, a lower loan-to-deposit ratio can adversely affect interest income and earnings. As a result, management's goal is to achieve a loan-to-deposit ratio that appropriately balances the requirements of liquidity and the need to generate a fair return on assets. At March 31, 2012, the ratio of loans-to-deposits was 69.6% compared to 78.1% at December 31, 2011, and 73.7% at December 31, 2010.

The Company has not identified any trends or circumstances that are reasonably likely to result in material increases or decreases in liquidity in the near term.

The Company continues to evaluate the potential impact on liquidity management of regulatory proposals, including Basel III and those required under the Dodd-Frank Act, as they continue to progress through the final rule-making process.

Off-Balance-Sheet Obligations

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank's contingent liabilities and commitments as of March 31, 2012, December 31, 2011 and December 31, 2010 are as follows:

(In thousands)

	March 31, 2012	December 31, 2011	December 31, 2010
Commitments to grant loans	$ 50,610	$ 45,191	$ 32,959
Unfunded commitments under commercial lines of credit	43,366	38,006	35,878
Unfunded commitments under consumer lines of credit	35,203	34,078	32,714
Standby letters of credit	8,687	8,061	6,384
Total	$ 137,866	$ 125,336	$ 107,935

In December 2009, the Company entered into an interest rate swap agreement (swap) with an effective date of February 23, 2011. The Company designated the swap as a cash flow hedge and it is intended to protect against the variability of cash flows associated with Trust II. The swap modifies the pricing characteristic of Trust II, wherein the Company receives interest at three-month LIBOR plus 2.65% from a counterparty and pays a fixed rate of interest of 6.80% to the same counterparty calculated on a notional amount of $5.0 million. This agreement will expire on November 23, 2019. The swap agreement was entered into with a counterparty that met the Company's credit standards, and the agreement contains collateral provisions protecting the at-risk party. The Company believes that the credit risk inherent in this contract is not significant. At March 31, 2011, the Company pledged $1,120,000 cash collateral to the counterparty.

At March 31, 2012, December 31, 2011 and December 31, 2010, the fair value of the swap agreement was a loss of $865,000, $933,000 and $383,000, respectively, and was the amount the Company would have expected to pay to terminate the agreement.

Capital

Capital adequacy refers to the level of capital required to sustain asset growth over time and to fund our dividend and interest payments. Our objective is to maintain a level of capitalization that is sufficient to take advantage of profitable growth opportunities while meeting regulatory requirements. The primary measures used by management to monitor our capital adequacy are the bank regulatory capital requirements.

Our primary source of capital has been the Bank's retained earnings and our capital raising transactions. During the last three years our stockholders' equity has increased to $36.9 million as of March 31, 2012, from $27.1 million at March 31, 2009.

The proceeds from the current offering of common stock are part of management's capital planning policy to ensure compliance with regulations and to permit future expansion. The infusion of this new capital is expected to increase our capital resources and to have a positive impact on the consolidated capital position of Lyons Bancorp, Inc. and the Bank.

Critical Accounting Policies, Judgments and Estimates

Our accounting and reporting policies conform with accounting principles generally accepted in the United States of America and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and the assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

We have developed a methodology to measure the amount of estimated loan loss exposure inherent in the loan portfolio to assure that an adequate allowance is maintained. Our methodology is based upon guidance provided in SEC Staff Accounting Bulletin No. 102, *Selected Loan Loss Allowance Methodology and Documentation Issues* and includes allowance allocations calculated in accordance with Accounting Standards Codification ("ASC") Topic 310, *Receivables*, and allowance allocations calculated in accordance with ASC Topic 450 *Contingencies.* The Company's methodology for determining and allocating the allowance for loan losses focuses on ongoing reviews of larger individual loans and leases, historical net charge-offs, delinquencies in the loan portfolio, the level of impaired and nonperforming assets, values of underlying loan collateral, the overall risk characteristics of the portfolios, changes in character or size of the portfolios, geographic location, current economic conditions, changes in capabilities and experience of lending management and staff, and other relevant factors. The various factors used in the methodologies are reviewed on a periodic basis.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Another critical accounting policy is the policy for pensions and other post-retirement benefits. The calculation of the expenses and liabilities related to pensions and post-retirement benefits requires estimates and assumptions of key factors including, but not limited to, discount rate, return on plan assets, future salary increases, employment levels, employee retention, and life expectancies of plan participants. We use an actuarial firm in making these estimates and assumptions. Changes in these assumptions due to market conditions, governing laws and regulations, or Company specific circumstances may result in material changes to our pension and other post-retirement expenses and liabilities.

Another critical accounting policy is the policy for reviewing available-for-sale securities and held-to-maturity securities to determine if declines in fair value below amortized cost are other-than-temporary as required by FASB ASC Topic 320, *Investments – Debt and Equity Securities.* When an other-than-temporary impairment has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether we intend to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If we intend to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. In estimating other-than-temporary impairment losses, management considers, among other factors, the length of time and extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, underlying collateral of the security, and the structure of the security.

SUPERVISION AND REGULATION

Bank holding companies, financial holding companies and national banks are extensively regulated under both state and federal law. The following is a summary of certain laws and regulations that affect Lyons Bancorp, Inc. and the Bank. It is not intended to be an exhaustive description of the laws and regulations applicable to Lyons Bancorp, Inc. and the Bank. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the actual statutes and regulations. Any change in applicable laws or regulations may have a material adverse effect on our business and prospects and those of the Bank.

Supervision, regulation and examination of Lyons Bancorp, Inc. and the Bank are designed primarily for the protection of depositors and not for Lyons Bancorp, Inc. or its shareholders.

Bank Holding Company Regulation

General

Lyons Bancorp, Inc. is a bank holding company under the Bank Holding Company Act of 1956 (the "BHCA") and the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"). As such, we are regulated by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). As a bank holding company, we are required to file with the Federal Reserve Board an annual report and additional information as required by the Federal Reserve Board pursuant to the BHCA. The Federal Reserve Board makes regular examinations of us and may make examinations of our subsidiaries.

Acquisition of Banks

The BHCA requires prior approval of the Federal Reserve Board where a bank holding company proposes to acquire direct or indirect ownership of control of more than 5% of the voting shares of any bank (unless it owns a majority of such bank's voting shares) or otherwise to control a bank or to merge or consolidate with any other financial or bank holding company. This requirement could have the effect of delaying or preventing any potential merger with, or acquisitions by, other institutions, which could limit our growth and the return to investors.

Permitted Activities

In November 1999, Congress enacted the GLB Act, which made substantial revisions to the statutory restrictions separating banking activities from certain other financial activities. Under the GLB Act, bank holding companies that are well capitalized and well managed and meet certain other conditions can elect to become "financial holding companies."

A bank holding company may acquire direct or indirect ownership or control of voting shares of any company that is engaged directly or indirectly in banking, managing or controlling banks, or performing services for its authorized subsidiaries. A bank holding company may also engage in or acquire an interest in a company that engages in activities which the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Source of Financial Strength

The Federal Reserve Board policy requires that a bank holding company serve as a source of financial and managerial strength to its subsidiary banks and not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve Board's policy that, in serving as a source of strength to its subsidiary banks, a financial holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks. This support may be required during periods of financial stress or adversity, in circumstances where we might not do so absent such policy. A bank holding company is expected to maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. The failure of a bank holding company to serve as a source of strength to its subsidiary banks generally would be considered by the Federal Reserve Board to be an unsafe and unsound banking practice, a violation of Federal Reserve Board regulations, or both. This policy could, however, limit our growth and the return to investors by restricting activities in which we may engage, such as the payment of dividends and mergers with or acquisitions by other institutions.

Transactions With Affiliates

Lyons Bancorp, Inc. is a legal entity separate and distinct from the Bank. The Bank is subject to restrictions under federal law which limits the extensions of credit to, and certain other transactions with, affiliates. Lyons Bancorp, Inc. and the Bank are subject to Section 23A of the Federal Reserve Act. Section 23A defines "covered transactions," which include extensions of credit, and limits a bank's covered transactions with any affiliate to 10% of that bank's capital and surplus. All covered and exempt transactions between a bank and its affiliates must be on terms and conditions consistent with safe and sound banking practices, and banks and their subsidiaries are prohibited from purchasing low-quality assets from the bank's affiliates. Finally, Section 23A requires that all of a bank's extensions of credit to an affiliate be appropriately secured by acceptable collateral, generally United States government or agency securities.

Bank Regulation

Office of the Comptroller of the Currency Supervision

The Bank is a national bank and as such is supervised and regularly examined by the Office of the Comptroller of the Currency ("OCC"). The various laws and regulations administered by the OCC affect corporate practices such as payment of dividends, incurring debt and acquisition of financial institutions and other companies, and affect business practices such as payment of interest on deposits, the charging of interest on loans, types of business conducted and location of offices. There are no regulatory orders or outstanding issues resulting from regulatory examinations of the Bank. These regulations could have the effect of limiting our growth and the return to investors by restricting our ability as parent company to the Bank, to declare dividends or engage in mergers with, or acquisitions by, other institutions.

FDIC Insurance Assessments

The Bank's deposits are insured primarily by the Federal Deposit Insurance Corporation's ("FDIC") Bank Insurance Fund. The Bank is subject to FDIC deposit insurance assessments. It is possible that insurance assessments could be increased and it is possible that there may be additional special assessments.

FDIA/FIRA

Under the Federal Deposit Insurance Act ("FDIA"), the OCC possesses the power to prohibit institutions regulated by it (such as the Bank) from engaging in any activity that would be unsafe and unsound banking practice or would otherwise be in violation of law. Moreover, the Financial Institutions and Interest Rate Control Act of 1978 ("FIRA") sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency, restricts lending by a bank to its executive officers, directors, principal shareholders or related interests thereof, restricts management personnel of a bank from serving as directors or in other management positions with certain depository institutions whose assets exceed a specific amount or which have an office within a specified geographic area, and restricts management personnel from borrowing from another institution that has a correspondent relationship with their bank. Additionally, FIRA provides that no person may acquire control of a bank unless the appropriate federal supervisory agency has been given 60 days prior written notice and within that time has not disapproved the acquisition or extended the period for disapproval. This requirement could have the effect of delaying or preventing any potential merger with, or acquisitions by, other institutions, which could limit our growth and the return to investors.

Fiscal and Monetary Policies

Our operations and those of the Bank are affected not only by general economic conditions, but also by the economic and monetary policies of various regulatory authorities. In particular, the Federal Reserve Board regulates money, credit and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits, and affect interest rates charged on loans or paid for time and savings deposits. Federal Reserve Board monetary policies have had a significant effect on the operating results of commercial banks in the past, including the Bank, and are expected to continue to do so in the future.

Limits on Dividends and Other Payments

Under the New York Business Corporation Law, or BCL, Lyons Bancorp, Inc. may pay dividends only if it is not insolvent and the payment would not render it insolvent. "Insolvent" means unable to pay debts as they become due in the usual course of business. Under the BCL, dividends may only be paid out of earned (and, under limited circumstances, capital) surplus, and its net assets remaining after the payment of the dividend must be at least equal to the amount of its stated capital.

We expect dividends from the Bank to constitute our major source of funds for servicing our debt and paying cash dividends on our common stock. Federal statutes, regulations and policies limit the circumstances under which the Bank may pay dividends, extend credit or otherwise supply funds to us. For example, as a national bank subject to the jurisdiction of the Federal Reserve Board and the OCC, the Bank must obtain approval for any dividend if the total of all dividends declared in any calendar year would exceed the total of its net profits, as defined by applicable regulations, for that year, combined with its retained net profits for the preceding two years. Furthermore, the Bank may not pay a dividend in an amount greater than its undivided profits then on hand after deducting its losses and bad debts, as defined by applicable regulations. At December 31, 2011, the Bank had $11.8 million in retained earnings legally available for the payment of dividends without regulatory approval.

In addition, the Federal Reserve Board and the OCC are authorized to determine under certain circumstances that the payment of dividends would be unsafe or unsound practice and to prohibit payment of such dividends. The payment of dividends that deplete a bank's capital base could be deemed to constitute such an unsafe or an unsound practice. The Federal Reserve Board has indicated that banking organizations should generally pay dividends only out of current operating earnings.

Capital Requirements

The Federal Reserve Board has published risk-based guidelines for bank holding companies. The guidelines define the components of capital, categorize assets into different risk classes and include certain off-balance sheet items in the calculation of risk-weighted assets. The minimum ratio of qualified total capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8.00%. At least half of the qualified total capital must be comprised of Tier 1 capital, which includes common equity, retained earnings and a limited amount of permanent preferred stock, less goodwill. The remainder may consist of Tier 2 capital, which consists of a limited amount of subordinated debt, other preferred stock, certain other instruments and a limited amount of loan loss reserve. The sum of Tier 1 capital and Tier 2 capital is the "total risk-based capital."

In addition, the Federal Reserve Board has established a minimum leverage ratio of Tier 1 capital to average quarterly assets less goodwill ("Leverage Ratio") of 3.00% for bank holding companies that meet certain specific criteria, including that they have the highest regulatory rating. All other bank holding companies are required to maintain a Leverage Ratio of 3.00% plus an additional cushion of at least 1.0% to 2.0%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Higher capital may be required in individual cases, depending upon a bank holding company's risk profile. All bank holding companies and banks are expected to hold capital commensurate with the level and nature of their risks, including the volume and severity of their problem loans. Lastly, the Federal Reserve's guidelines indicate that the Federal Reserve will continue to consider a "Tangible Tier 1 Leverage Ratio," calculated by deducting all intangibles, in evaluating proposals for expansion or new activity. The Federal Reserve has not advised us of any specific minimum Leverage Ratio or Tangible Tier 1 Leverage Ratio.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDICIA established five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare to various measures and certain other factors, as established by regulation.

The capital measures used by the federal banking regulators are:

- the Total Capital ratio, which is the total of Tier 1 capital and Tier 2 capital;
- the Tier 1 capital ratio; and
- the Leverage Ratio.

Under these regulations, a bank will be:

- "well capitalized" if it has a total capital ratio of 10% or greater, a Tier 1 capital ratio of 6% or greater, and is not subject to any written agreement, order, capital directive or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;

- "adequately capitalized" if it has a total capital ratio of 8% or greater, a Tier 1 capital ratio of 4% or greater and a Leverage Ratio of 4% or greater - or 3% in certain circumstances - and is not well capitalized;
- "undercapitalized" if it has a total capital ratio of less than 8% or a Tier 1 capital ratio of less than 4% - or 3% in certain circumstances;
- "significantly undercapitalized" if it has a total capital ratio of less than 6%, a Tier 1 capital ratio of less than 3%, or a Leverage Ratio of less than 3%; or
- "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

The OCC imposes on the Bank the same capital requirements as apply to Lyons Bancorp, Inc. under the Federal Reserve Board risk-based guidelines. As of December 31, 2011, all of the capital ratios of Lyons Bancorp, Inc. and the Bank exceeded the required minimums. These requirements, however, could limit our growth and the return to investors by restricting the activities in which we may engage such as the payment of dividends and mergers with, or acquisitions by, other institutions.

The following table shows the risk-based capital ratios and leverage ratio for Lyons Bancorp, Inc., compared to regulatory requirements for each at December 31, 2011:

Capital Ratio	Regulatory Minimum	Lyons Bancorp, Inc. Amount	Lyons Bancorp, Inc. Percentage
Total risk based:	8.00%		
Actual		$50,110	13.77%
Minimum required		$36,379	10.00%
Tier 1 risk-based:	4.00%		
Actual		$45,562	12.52%
Minimum required		$21,827	6.00%
Leverage ratio:	4.00%		
Actual		$45,562	8.36%
Minimum required(1)		$27,242	5.00%

(1) Represents the highest (well-capitalized) minimum requirement. Financial institutions that are contemplating acquisitions or are anticipating or experiencing significant growth may be required to maintain a substantially higher leverage ratio.

Community Reinvestment Act

The Community Reinvestment Act of 1977 ("CRA") requires the OCC to assess the record of all financial institutions regulated by it to determine if these institutions are meeting the credit needs of their communities (including low and moderate income neighborhoods) and to take this record into account in its evaluation of any application made by any such institutions for, among other things, approval of branch or other deposit facilities, office relocations, and mergers or acquisitions of bank shares. The

CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The Financial Institutions Reform, Recovery and Enforcement Act (see below) amended the Community Reinvestment Act to require, among other things, which the OCC make available to the public an evaluation of each bank's record meeting the credit needs of its entire community, including low and moderate income neighborhoods. This evaluation includes a rating of "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance" and a statement describing the basis for the rating. In its last examination issued on February 11, 2011, the OCC assigned a rating of "outstanding" to the Bank.

In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the records of each subsidiary depository institution of the applicant bank holding company, and such records may be the basis for denying the application. A less than satisfactory CRA rating will slow, if not preclude expansion of banking activities. This could limit our growth and the return to investors by restricting these activities.

Current CRA regulations rate institutions based on their actual performance in meeting community credit needs. CRA performance is evaluated by the FDIC, Lyons Bancorp, Inc.'s primary federal regulator using a lending test, an investment test, and a service test. The FDIC also will consider: (a) demographic data about the community; (b) the institution's capacity and constraints; (c) the institution's product offerings and business strategy; and (d) data on the prior performance of the institution and similarly situated lenders. Bank holding company subsidiaries must receive "satisfactory" or better CRA ratings to engage in bank holding company or subsidiary activities permitted by the GLB Act.

The GLB Act requires banks and their affiliates companies to adopt and disclose privacy policies, including policies regarding the sharing of personal information they obtain from customers with third parties.

Financial Institutions Reform, Recovery and Enforcement Act

The Financial Institutions Reform Recovery and Enforcement Act ("FIRREA") gives federal banking agencies broader and more stringent enforcement authorities reaching a wider range of persons and entities. For example, FIRREA (1) increases civil and criminal penalties; and (2) expands the universe of persons subject to enforcement under FDIA by specifying that an "institution-affiliated party" subject to enforcement means (a) any director, officer, employee, or controlling shareholder (other than a bank holding company) of, or agent for, an insured depository institution; (b) any other person who has filed or is required to file a change-in-control notice; (c) any shareholder (other than a bank holding company), consultant, joint venture partner, and any other person as determined by the appropriate federal banking agency (by regulation or on a case-by-case basis) who participates in the conduct of the affairs of an insured depository institution; and (d) any independent contractor (including an attorney, appraiser or accountant) who knowingly or recklessly participates in any violation of any law or regulation, any breach of fiduciary duty or any unsafe or unsound practice which caused or is likely to cause more than a minimal financial loss to, or a significant adverse effect on, the institution.

FIRREA also provides that, in addition to any other rights of the FDIC under applicable law, a director or officer of a depository institution may be held personally liable for monetary damages in any action brought by or for the benefit of the FDIC as conservator or receiver, assigned from the FDIC as conservator or receiver, or assigned in connection with an assistance transaction, if the director or officer was grossly negligent or engaged in more culpable conduct (such as intentional malfeasance). This provision preempts any contrary state law, including presumably, state law provisions designed to impose a lower standard of conduct for the culpability of corporate directors.

Federal Deposit Insurance Corporation Improvement Act of 1991

In 1991, the Congress enacted the FDICIA. FDICIA substantially revises the depository institution regulatory and funding provisions of the Federal Deposit Insurance Act and makes revisions to several other federal banking statutes.

FDICIA requires the federal banking regulators to take prompt corrective action in respect of depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized."

Under the regulations, a "well capitalized" institution has a minimum total capital to total risk-weighted assets ratio of at least 10%, a minimum Tier 1 capital to total risk-weighted assets ratio of at least 6%, a minimum leverage ratio of at least 5% and is not subject to any written order, agreement, or directive; an "adequately capitalized" institution has a total capital to total risk-weighted assets ratio of at least 8%, a Tier 1 capital to total risk-weighted assets ratio of at least 4%, and a leverage ratio of at least 4% (3% if given the highest regulatory rating and not experiencing significant growth), but does not qualify as "well capitalized." An "undercapitalized" institution fails to meet any one of the three minimum capital requirements. A "significantly undercapitalized" institution has a total capital to total risk-weighted assets ratio of less than 6%, a Tier 1 capital to total risk-weighted assets ratio of less than 3% or a Tier 1 leverage ratio of less than 3%. A "critically undercapitalized" institution has a Tier 1 leverage ratio of 2% or less. Under certain circumstances, a "well capitalized," "adequately capitalized" or "undercapitalized" institution may be required to comply with supervisory actions as if the institution was in the next lowest capital category. The Bank is currently classified by the FDIC as "well capitalized."

FDICIA generally prohibits a depository institution from making any capital distribution (including payment of dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are also subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions are subject to growth and activity limitations and are required to submit "acceptable" capital restoration plans. Such a plan will not be accepted unless, among other things, the depository institution's holding company guarantees the capital plan, up to an amount equal to the lesser of five percent of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized and may be placed into conservatorship or receivership.

Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, more stringent requirements to reduce total assets, cessation of receipt of deposits from correspondent banks, further activity restricting prohibitions on dividends to the holding company and requirements that the holding company divest its bank subsidiary, in certain instances. Subject to certain exceptions, critically undercapitalized depository institutions must have a conservator or receiver appointed for them within a certain period after becoming critically undercapitalized.

Consumer Regulations

Interest and certain other charges collected or contracted for by Lyons Bancorp, Inc. are subject to state usury laws and certain federal laws concerning interest rates. Lyons Bancorp, Inc.'s loan operations are also subject to certain federal laws applicable to credit transactions, such as:

- the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers;
- the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs and the community it serves;
- the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies;
- the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies;
- the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws;
- the 2009 regulations outlining steps financial institutions must take to modify or re-finance homes of customers if they are past due on their monthly payments or suspect may become past due in the foreseeable future; and
- other 2009 regulations concerning the fees associated with obtaining a residential mortgage.

USA Patriot Act of 2001

In October 2001, the USA Patriot Act of 2001 was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington D.C. which occurred on September 11, 2001. The Patriot Act is intended to strengthen U.S. law enforcement's and the intelligence communities' abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Our failure to comply with these requirements could have serious legal and reputational consequences for us.

International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001

As part of the USA Patriot Act, Congress adopted the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 ("IMLAFATA"). IMLAFATA amended the Bank Secrecy Act and adopted certain additional measures that increase the obligation of financial institutions, including Lyons Bancorp, Inc. and the Bank, to identify their customers, watch for and report upon suspicious transactions, respond to requests for information by federal banking regulatory authorities and law enforcement agencies, and share information with other financial institutions. The Secretary of the Treasury has adopted several regulations to implement these provisions. Lyons Bancorp, Inc. is also barred from dealing with foreign "shell" banks. In addition, IMLAFATA expands the circumstances under which funds in a bank account may be forfeited. IMLAFATA also amended the BHC Act and the Bank Merger Act to require the federal banking regulatory authorities to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing an application to expand operations. Lyons Bancorp, Inc. has in place a Bank Secrecy Act compliance program.

Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

On July 21, 2010, the President signed into law the Dodd-Frank Act. This law resulted in significant changes to the banking industry. The provisions that have received the most public attention have been those that apply to larger financial institutions; however, the Dodd-Frank Act does contain numerous other provisions that affect all banks and bank holding companies and will impact how the Company and the Bank handle their operations. The Dodd-Frank Act requires various federal agencies, including those that regulate the Company and the Bank, to promulgate new rules and regulations and to conduct various studies and reports for Congress. The federal agencies are in the process of promulgating these rules and regulations and have been given significant discretion in drafting such rules and regulations. Several of the provisions of the Dodd-Frank Act may have the consequence of increasing the Bank's expenses, decreasing its revenues, and changing the activities in which it chooses to engage. The specific impact of the Dodd-Frank Act on our current activities or new financial activities we may consider in the future, our financial performance, and the markets in which we operate will depend on the manner in which the relevant agencies develop and implement the required rules and regulations and the reaction of market participants to these regulatory developments.

The Dodd-Frank Act includes provisions that, among other things:

- Change the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital, eliminate the ceiling on the size of the Deposit Insurance Fund (DIF), and increase the floor applicable to the size of the DIF.
- Make permanent the $250,000 limit on deposits for federal deposit insurance, retroactive to January 1, 2008, and provide unlimited federal deposit insurance until January 1, 2013 for noninterest bearing demand transaction accounts at all insured depository institutions.
- Repeal the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.
- Centralize responsibility for consumer financial protection by creating a new agency responsible for implementing, examining, and enforcing compliance with federal consumer financial laws under the newly created Consumer Financial Protection Bureau ("CFPB").
- Apply the same leverage and risk-based capital requirements that apply to insured depository institutions to most bank holding companies, which, among other things as applied to the Company, going forward will preclude the Company from including in Tier 1 Capital trust preferred securities or cumulative preferred stock, if any, issued on or after May 19, 2010. The Company has not issued any trust preferred securities since May 19, 2010.

- Require the OCC to seek to make its capital requirements for national banks countercyclical.

Future Legislation and Regulatory Initiatives

It is likely that additional legislation will be considered by Congress that, if enacted, could have a significant impact on the operations of banks and bank holding companies, including Lyons Bancorp, Inc. and the Bank.

UNITED STATES FEDERAL INCOME TAXATION

The following is a general summary of certain material U.S. federal income tax consequences that you should consider in relation to the rights offering.

General

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable U.S. Treasury Regulations, administrative rulings, judicial authorities and other applicable existing U.S. federal income tax authorities, all of which are subject to change or differing interpretations, possibly with retroactive effect, which could result in U.S. federal income tax consequences different from those discussed below.

This summary does not provide a complete analysis of all potential tax considerations. This summary is only applicable to U.S. holders (as defined below) of common stock who acquire the subscription rights pursuant to the terms of the rights offering, have held the common stock, as applicable, and will hold the subscription rights and any shares of common stock acquired upon the exercise of subscription rights, as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code. This summary does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as holders who may be subject to special tax treatment under the Code, including (without limitation) partnerships, dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or traders in securities that elect to use a mark-to-market method of accounting for their securities, persons holding subscription rights or common stock as part of a hedging, integrated or conversion transaction or a straddle, persons deemed to sell subscription rights or common stock under the constructive sale provisions of the Code, persons whose "functional currency" is not the U.S. dollar, investors in pass-through entities, foreign taxpayers and holders who acquired our common stock pursuant to the exercise of compensatory stock options or otherwise as compensation. This summary does not deal with any federal non-income, state, local or foreign tax consequences, estate or gift tax consequences, or alternative minimum tax consequences.

As used herein, the term "U.S. holder" means a beneficial owner of common stock that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence test under Section 7701(b) of the Code; (2) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors concerning the tax treatment of the receipt and exercise of subscription rights in the rights offering and the ownership and disposition of our common stock received on exercise of subscription rights.

Distribution of Subscription Rights

If you hold common stock on the record date for the rights offering, you will not recognize taxable income for U.S. federal income tax purposes upon receipt of the subscription rights.

Stockholder Basis and Holding Period of the Subscription Rights

In general, your basis in the subscription rights received in the offering will be zero. However, if either: (i) the fair market value of the subscription rights on their date of distribution is 15% or more of the fair market value on such date of the common stock with respect to which they are received; or (ii) you properly elect on your U.S. federal income tax return for the taxable year in which you receive the subscription rights to allocate part of the basis of such common stock to the subscription rights, then a percentage of your basis in our common stock with respect to which the subscription rights are received will be allocated to the subscription rights. Such percentage will equal the product of your basis in our common stock with respect to which the subscription rights are received and a fraction, the numerator of which is the fair market value of a subscription right and the denominator of which is the fair market value of a share of our common stock plus the fair market value of a subscription right, all as determined on the date the subscription rights are distributed. We have not obtained, and do not currently intend to obtain, an appraisal of the fair market value of the subscription rights on the date the subscription rights are distributed. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the subscription rights and the trading price of our common stock on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable.

Your holding period with respect to the subscription rights you receive will include your holding period for the common stock with respect to which the subscription rights were distributed.

Lapse of the Subscription Rights

If you allow the subscription rights you receive to expire unexercised, you will not recognize any gain or loss on the expiration of your subscription rights, and the tax basis of the common stock you own with respect to which such subscription rights were distributed will equal the tax basis in such common stock immediately before the receipt of the subscription rights in this rights offering.

Exercise of the Subscription Rights; Basis and Holding Period of Common Stock Acquired Upon Exercise

You will not recognize any gain or loss upon the exercise of your subscription rights. Your basis in the shares of common stock acquired through exercise of the subscription rights will be equal to the sum of the subscription price you paid to exercise the subscription rights and your basis in such subscription rights, if any. The holding period for the shares of common stock acquired through exercise of the subscription rights will begin on the date you exercise your subscription rights.

Distributions on Common Stock Received Upon Exercise of Subscription Rights

You will recognize ordinary income upon the receipt of any dividend or other distribution on the shares of common stock you acquire upon exercise of the subscription rights to the extent of our current and accumulated earnings and profits for the taxable year in which the distribution is made. If you are a non-corporate holder, distributions paid out of current and accumulated earnings and profits will be qualified dividends and under current law will be taxed at the holder's long-term capital gains tax rate (a maximum rate of 15%), provided that the holder meets applicable holding period and other requirements. Distributions paid out of our current and accumulated earnings and profits received by corporate holders are taxable at ordinary corporate tax rates, subject to any applicable dividends-received deduction. A distribution in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital to the extent of your adjusted tax basis in your shares of common stock acquired upon exercise of the subscription rights, and thereafter will constitute capital gain from the sale or exchange of such shares of common stock.

Sale of Common Stock Acquired Upon Exercise of Subscription Rights

If you sell or exchange shares of common stock acquired upon exercise of the subscription rights, you generally will recognize gain or loss on the transaction equal to the difference between the amount realized and your basis in the shares of common stock. Such gain or loss upon the sale or exchange of the shares of common stock will be long-term or short-term capital gain or loss, depending on whether the shares of common stock have been held for more than one year. Under current law, long-term capital gains recognized by non-corporate holders are taxed at a maximum rate of 15%. Long-term capital gains recognized by corporations are taxable at ordinary corporate tax rates. Short-term capital gains of both corporate and non-corporate holders are taxed at a maximum rate equal to the maximum rate applicable to ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Under the backup withholding rules of the Code, you may be subject to information reporting and/or backup withholding with respect to payments of dividends on and proceeds from the sale, exchange or redemption of our shares of common stock unless you: (i) are a corporation or come within certain other exempt categories and, when required, demonstrate this fact; or (ii) provide a correct taxpayer identification number and certify under penalties of perjury that the taxpayer identification number is correct and that you are not subject to backup withholding because of a failure to report all dividends and interest income. Any amount withheld under these rules is allowable as a credit against (and may entitle you to a refund with respect to) your federal income tax liability, provided that the required information is furnished to the Internal Revenue Service. We may require you to establish your exemption from backup withholding or to make arrangements satisfactory to us with respect to the payment of backup withholding.

THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE RECEIPT OF SUBSCRIPTION RIGHTS IN THIS OFFERING AND THE OWNERSHIP, EXERCISE AND DISPOSITION OF THE SUBSCRIPTION RIGHTS APPLICABLE TO YOUR OWN PARTICULAR TAX SITUATION.

ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of shares of Lyons Bancorp, Inc. common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, plans, individual retirement accounts, Keogh plans and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA and the Code, which is referred to collectively as similar laws, and entities whose underlying assets are considered to include "plan assets" of such plans, accounts and arrangements, which is referred to collectively as plans.

General Fiduciary Matters

ERISA imposes certain duties on persons who are fiduciaries of a plan subject to Title I of ERISA, referred to collectively as an ERISA plan, and prohibits certain transactions involving the assets of an ERISA plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises discretionary authority or control over the administration of such an ERISA plan or the management or disposition of the assets of such an ERISA plan, or who renders investment advice for a fee or other compensation to such an ERISA plan, is generally considered to be a fiduciary of the ERISA plan.

In considering an investment in shares of Lyons Bancorp, Inc. common stock of a portion of the assets of any plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the plan and the applicable provisions of ERISA, the Code or any similar law relating to the fiduciary's duties to the plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable similar laws.

Prohibited Transaction and Related Issues

Section 406 of ERISA and Section 4975 of the Code generally prohibit all plans, including ERISA plans from engaging in certain specified transactions involving plan assets with persons who are parties in interest within the meaning of Section 3(14) of ERISA or disqualified persons within the meaning of Section 4975 of the Code with respect to the plan, referred to as parties in interest. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain plans including those that are governmental plans, as defined in Section 3(32) of ERISA and Section 414(d) of the Code, certain church plans, as defined in Section 3(33) of ERISA and Section 414(e) of the Code with respect to which the election provided by Section 410(d) of the Code has not been made, and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under similar laws.

The acquisition or holding of shares of Lyons Bancorp, Inc. common stock by a plan with respect to which the Company or certain affiliates of the Company is or becomes a party in interest may constitute or result in prohibited transactions under Section 406 of ERISA or Section 4975 of the Code, unless the common stock is acquired or held pursuant to and in accordance with an applicable exemption. Accordingly, shares of the Company's common stock may not be purchased or held by any plan or any person investing plan assets of any plan, unless the purchase or holding is eligible for the exemptive relief available under a Prohibited Transaction Class Exemption, or PTE, such as PTE 96-23, PTE 95-60, PTE 91-38, PTE 90-1 or PTE 84-14, issued by the U.S. Department of Labor, or the purchase and holding of shares of the Company's common stock is not prohibited on some other basis, such as the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code, for certain transactions with non-fiduciary service providers for transactions that are for adequate consideration.

Any person, plan or other entity who or that acquires or holds Lyons Bancorp, Inc. common stock shall be deemed to have represented that such acquisition or holding will not violate the prohibited transaction provisions of ERISA nor create any excise tax liability under Section 4975 of the Code.

THE DISCUSSION OF ERISA AND THE CODE IN THIS MEMORANDUM IS GENERAL IN NATURE AND IS NOT INTENDED TO BE ALL INCLUSIVE. ANY PERSON CONSIDERING AN INVESTMENT IN THE COMMON STOCK ON BEHALF OF A PLAN SHOULD CONSULT WITH ITS LEGAL ADVISORS REGARDING THE CONSEQUENCES OF SUCH INVESTMENT AND CONSIDER WHETHER THE PLAN CAN MAKE THE REPRESENTATIONS NOTED ABOVE.

FURTHER, THE SALE OF INVESTMENTS TO PLANS IS IN NO RESPECT A REPRESENTATION BY LYONS BANCORP, INC. OR ANY OTHER PERSON ASSOCIATED WITH THE SALE OF THE COMMON STOCK THAT SUCH SECURITIES MEET ALL RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY PLANS GENERALLY OR BY ANY PARTICULAR PLAN, OR THAT SUCH SECURITIES ARE OTHERWISE APPROPRIATE FOR PLANS GENERALLY OR ANY PARTICULAR PLAN.

MANAGEMENT

Directors

Our Board of Directors currently consists of 11 persons. In accordance with our bylaws, our Board is divided into three classes as nearly equal in number as possible. The members of each class are elected for a term of three years with one class of directors elected annually.

Each of our directors is also a director of the Bank. The following table sets forth certain information with respect to our directors:

Name & Age	Term Expires	Director Since
David J. Breen, Jr. Age 55	2012	2000
Joseph Fragnoli Age 57	2012	2011
James E. Santelli Age 63	2012	1988
Robert A. Schick Age 62	2012	1998
John J. Werner, Jr. Age 72	2012	1979
Andrew F. Fredericksen Age 56	2013	2003
James A. Homburger Age 67	2013	1994
Clair J. Britt, Jr. Age 49	2014	2003
Dale H. Hemminger Age 53	2014	2004
Thomas L. Kime Age 58	2014	2004
Bradley Person Age 43	2014	2010

Our Executive Officers and Those of the Bank

The following table sets forth certain information about our executive officers and those of the Bank. Each executive officer is elected by our Board of Directors and the Bank and each executive officer holds office at the discretion of the Board of Directors.

Name and Age	Position with Lyons Bancorp, Inc.	Position with the Bank
Robert A. Schick Age 62	President and Chief Executive Officer	President and Chief Executive Officer
Clair J. Britt, Jr. Age 49	n/a	Executive Vice President and Senior Commercial Lending Officer
Thomas L. Kime Age 58	n/a	Executive Vice President and Chief Operating Officer
Diana R. Johnson Age 50	Treasurer	Executive Vice President and Chief Financial Officer
Stephen DeRaddo Age 52	n/a	Executive Vice President and Senior Retail Lending Officer
Phillip McCann Age 39	n/a	Executive Vice President and Chief Credit Officer

Business Experience of Directors and Executive Officers

The following is a brief description of the principal occupation and business experience of each of our directors and executive officers and those of the Bank for the last 5 years.

Robert A. Schick (Director; President and CEO). Mr. Schick has been a Director and President of Lyons Bancorp, Inc. since January 1998 and President and Chief Executive Officer of the Bank since January 1998. Mr. Schick also serves as Executive Vice President of Lyons Realty Associates Corp. Mr. Schick was hired by the Bank in September 1994 and served as Vice President and Chief Financial Officer until he assumed the position of President and Chief Executive Officer in January 1998.

Clair J. Britt, Jr. (Director; Executive Vice President and Senior Commercial Lending Officer). Mr. Britt has been employed by the Bank as Executive Vice President and Senior Lending Officer since April 1998 and a Director since 2003. He is also President of Lyons Realty Associates Corp. Prior to April 1998, Mr. Britt was employed as Senior Vice President of the National Bank of Geneva.

Thomas L. Kime (Director; Executive Vice President and Chief Operating Officer). Mr. Kime has been employed by the Bank since 2004 and a Director of Lyons Bancorp, Inc. since 2004. Prior to joining the Bank, Mr. Kime served as the President of The National Bank of Geneva from June 1989 to February 2003. From 1976 until February 2003, Mr. Kime was employed by The National Bank of Geneva in various capacities. While serving as President of The National Bank of Geneva, Mr. Kime also served as a director and Senior Vice President of Financial Institutions, Inc., the holding company for The National Bank of Geneva and several other banks, including The Bath National Bank. Mr. Kime also served as Chairman of the Board of The Bath National Bank.

Diana R. Johnson (Treasurer; Executive Vice President and Chief Financial Officer). Ms. Johnson joined the Bank in July 2007, as Treasurer of Lyons Bancorp, Inc. and Chief Financial Officer of The Lyons National Bank. Prior to joining the bank she was Vice President of Finance of Tompkins Trust Company in Ithaca, New York.

Stephen DeRaddo (Executive Vice President and Senior Retail Lending Officer). Mr. DeRaddo joined the Bank in 2004 as Vice President, Commercial Loan Officer. In July 2006, Mr. DeRaddo was promoted to Senior Vice President, Retail Lending Officer and served in that capacity until January 2009. Since January 2009, he has served as the Executive Vice President, Senior Retail Lending Officer. Prior to joining the Bank he was employed as a Vice President of National Bank of Geneva.

Phillip McCann (Executive Vice President and Chief Credit Officer). Mr. McCann joined the Bank in 2009 and has served as the Executive Vice President and Chief Credit Officer since 2010. Prior to joining the Bank he was employed as a Vice President of Key Bank, N.A. in Syracuse, NY.

David J. Breen, Jr. (Director). Mr. Breen is President and owner of KD Breen Inc., a supermarket operating company. Mr. Breen is also a Director of Olean Wholesale Cooperative. Prior to 2007, he was Vice President of three retail supermarkets in Newark, Palmyra and Williamson, New York.

Andrew F. Fredericksen (Director). Mr. Fredericksen has been a certified public accountant, principal and Senior Partner in the accounting firm of Fredericksen & Sirianni, LLP since 1983, which has offices in Pittsford, New York and Geneva, New York.

Dale H. Hemminger (Director). Mr. Hemminger is a principal in Hemdale Farms, Inc., a New York corporation formed in 1976, a multi-enterprise vegetable, dairy and greenhouse farming operation.

James A. Homburger (Director). Mr. Homburger is a licensed real estate broker, and owns several businesses throughout Wayne County, including Performance Properties, Spacemaker 14, Inc. and Filspace, Inc. He is also a partner in Silver Hills Associates, located in Newark, New York.

James E. Santelli (Director). Mr. Santelli was the Vice President and co-owner of Santelli Lumber Company. As well as operating the retail business, he was also actively involved in both regional and national wholesale cooperatives, serving on committees and as a Board member. He was also a partner in various commercial real estate ventures from 1978 until 2006. Mr. Santelli retired from Santelli Lumber Company in December of 2000.

John J. Werner, Jr. (Director). Until his retirement in 1997, Mr. Werner was President and Chief Executive Officer of The Lyons National Bank and President of Lyons Bancorp, Inc.

Bradley A. Person (Director). Mr. Person is the President of Nuttall Golf Cars, Inc. and Nuttall Golf Leasing, LLC, headquartered in Sodus, New York with branch offices in Sherman, New York and Butler, Pennsylvania. Prior to Nuttall Golf Cars, Inc., Mr. Person was employed for ten years as the controller for a commercial general contractor in Rochester, New York.

Joseph A. Fragnoli (Director). Mr. Fragnoli has been the President of Super Casuals since 1978. Mr. Fragnoli's past and present board involvements include the Geneva YMCA, the Geneva Chamber of Commerce, the Geneva Business Improvement District and the Geneva Salvation Army.

Director Compensation

Directors, other than those employed by the Lyons Bancorp, Inc. or any of its subsidiaries in other capacities, receive a fee of $1,400 for each Board meeting and $250 for each committee meeting. Directors who are also officers of Lyons Bancorp, Inc. or any of its subsidiaries receive no compensation for attendance at a Board or Committee meeting.

Highest Paid Directors and Officers as a Group

The following table sets forth the annual remuneration of each of the highest paid persons who are officers or directors as a group during the Company's last fiscal year.

Name Of Individual Or Identity Of Group	**Capacities In Which Remuneration Was Received**	**Aggregate Remuneration** (1)
Robert A. Schick	President and Chief Executive Officer	$511,731
Thomas L. Kime	Executive Vice President and Chief Operating Officer	$320,691
Diana R. Johnson	Executive Vice President and Chief Financial Officer	$230,673

(1) Aggregate remuneration for each officer includes base salary, bonus payments, deferred compensation, 401(k) contributions and other benefits and compensation which does not exceed 10% of the total remuneration earned by each officer in the Company's last fiscal year

Deferred Compensation Plan

Prior to 2007, the Company had entered into employment agreements with key executives. These employment agreements established deferred compensation plans whereby Company stock was awarded and vested each year. In 2007, the Company terminated the employment agreements and related deferred compensation plans and established new deferred compensation plans for key executives. The new plans require a vesting period of three years from the original date the executive entered the plan. Awarded shares from both the prior plan and the current plan are restricted from being sold until employment is terminated.

The Company obtains shares for the new deferred compensation plan either through open market purchases or from treasury shares. The amount of awarded shares is based on the amount earned by each executive under the deferred compensation plan. The executives are awarded a number of shares based on the amount of deferred compensation earned divided by the value of the shares. The value of the shares purchased on the open market is the price paid. The value of shares from treasury is the average daily closing price of the stock for each day within the past quarter.

Supplemental Retirement Benefits

The Bank maintains supplemental employee retirement plans (the "SERP") for certain executives. All benefits provided under the SERP are unfunded and, as these executives retire, the Bank will make payments to plan participants.

Pension Plan

The Bank has a pension plan which conforms to the requirements of the Employee Retirement Income Security Act of 1974. All employees who are 21 years of age or older become participants in the plan on the 1st of the month which coincides with or next follows the completion of one year of eligibility service. It provides for full vesting upon 5 years of participation, and contains provisions which permit early retirement within 10 years prior to the normal retirement date for participants with at least 10 years of credited service. The plan requires no contribution from participants, covers all eligible employees, provides for normal retirement at age 65, and is qualified under section 401(a) of the Internal Revenue Code. As of October 1, 2011, the date of the last Actuarial Valuation Report, there were 126 active participants, 13 participants and beneficiaries entitled to a deferred pension benefit, and 29 retirees and beneficiaries receiving pension benefits. A participant's normal retirement benefit is an annual pension benefit commencing on his normal retirement date in an amount equal to 1.75% of his average annual compensation, multiplied by creditable service up to 35 years, plus 1.25% of his average annual compensation, multiplied by creditable service in excess of 35 up to 5 years, minus 0.49% of his final average compensation multiplied by creditable service up to 35 years. Average annual compensation is the highest 5 consecutive calendar years in all years of creditable service. Final average compensation is the highest 3 consecutive calendar years in all years of creditable service.

Postretirement Benefit Plan

The Bank also maintains an unfunded postretirement health insurance plan for certain employees meeting eligibility requirements. This benefit plan was amended in 1992 and is no longer offered to new employees.

401(k) Savings Plan

The Bank amended its 401(k) savings plan effective January 1, 2002. Employees who have attained the age of 21 and have completed three months of creditable service are eligible to become participants in the plan. Participants in the plan are permitted to make elective deferrals of up to the maximum percentage of compensation and dollar amounts allowable by law each year. Currently, the Bank contributes a discretionary match of 75% of the participant's contribution, up to 6% of the participant's annual compensation. Participants are 100% vested in the Bank's discretionary match after 6 years of participation in the plan.

Effective May 24, 2005 the Bank again amended its 401(k) savings plan to include an automatic 3.00% employee contribution by all new employees hired immediately after the effective date. The affected new employees may change or eliminate this automatic contribution upon written notice to the Bank.

Certain Transactions with Directors and Officers

Certain of our directors and officers and those of the Bank, members of their families and companies or firms with which they are associated, are customers of the Bank and have banking transactions and other transactions with the Bank in the ordinary course of business. All loans and commitments to loan included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, did not involve more than a normal risk of collectability or present other unfavorable features. None of such loans outstanding to our directors or officers, members of their families or firms with whom our directors or officers are associated were nonperforming as of December 31, 2011. Maximum credit exposure to all of our directors and executive officers and those of the Bank amounted to $7.5 million at December 31, 2011.

In November 2010, the Bank renewed a branch lease with the accounting firm in which director Andrew Fredericksen is a principal. The lease is for a five year term, and provides for rental payments of approximately $3,850 per month. The lease provides for an option to renew for another five year term at the end of the term.

Security Ownership of Certain Beneficial Owners and Management

Lyons Bancorp, Inc.

The following table sets forth, as of April 27, 2012, certain information regarding the beneficial ownership of common stock by (1) each of our directors and named executive officers, (2) each person known by us to own beneficially more than 5% of the common stock, and (3) all of our directors and executive officers as a group.

Name and Principal Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	
	Amount	Percent
Robert A. Schick (Director and President) The Lyons National Bank 35 William Street Lyons, New York 14489	36,898	2.858%
Clair J. Britt, Jr. (Director, Senior Commercial Lending Officer) The Lyons National Bank 35 William Street Lyons, New York 14489	9,490 [2]	0.735%
Diana R. Johnson (Treasurer) The Lyons National Bank 35 William Street Lyons, New York 14489	2,044	0.158%
David J. Breen, Jr. (Director) Herremas Food Market, Inc. 125 Pattonwood Drive Rochester, New York 14617	3,732	0.289%

Name and Principal Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	
	Amount	Percent
Stephen DeRaddo (Senior Retail Lending Officer) The Lyons National Bank 35 William Street Lyons, New York 14489	3,547	0.275%
Dale H. Hemminger (Director) PO Box 168 Seneca Castle, New York 14547	10,698	0.829%
James A. Homburger (Director) 305 East Avenue Newark, New York 14513	37,456 [3]	2.901%
Thomas L. Kime (Director, Chief Operating Officer) The Lyons National Bank 35 Williams Street Lyons, New York 14489	8,370	0.648%
Philip L. & Mary Paliotti 40 Dickerson Street Lyons, New York 14489	89,515	6.933%
James E. Santelli (Director) 2096 Warncke Road Lyons, New York 14489	27,324 [4]	2.116%
John J. Werner, Jr. (Director) 9469 Bridger Lane North Rose, New York 14516	78,409 [5]	6.073%
Phillip M. McCann (Chief Credit Officer) The Lyons National Bank 35 William Street Lyons, New York 14489	366	0.028%
Bradley A. Person (Director) 679 Hightower Way Webster, New York 14580	210 [6]	0.016%
Joseph A. Fragnoli (Director) 4229 Shady Beach Seneca Falls, New York, 13148	900	0.070%
Andrew F. Fredericksen (Director) 426 Washington Street Geneva, New York 14456	3,336 [7]	0.258%
William S. Gavitt, Jr. 2040 Falkey Road Phelps, New York 14532	70,500	5.460%
All Directors and Executive Officers as a Group	222,780	17.255%

(1) These amounts assume subscriptions of officers and directors up to their basic subscription privilege and full subscription of the offering.
(2) Includes 1,200 shares held by Mary Britt and 1,716 shares held by William Britt, UGM, over which Mr. Britt disclaims beneficial ownership.
(3) Includes 15,273 shares held by Margaret Homburger, over which Mr. Homburger disclaims beneficial ownership.
(4) Includes 12,438 shares held by Helen Santelli, over which Mr. Santelli disclaims beneficial ownership.
(5) Includes 39,559 shares held by Mary Werner, over which Mr. Werner disclaims beneficial ownership.
(6) Includes 60 shares held by Deborah Person, over which Mr. Person disclaims beneficial ownership.
(7) Includes 1,800 shares held by Glenora Fredericksen, over which Mr. Fredericksen disclaims beneficial ownership.

Lyons Realty Associates, Inc.

We own all of the outstanding common stock of Lyons Realty Associates, Inc. and 93.5% of the preferred stock of Lyons Realty Associates. The following table shows the number and percentage of the outstanding preferred stock of Lyons Realty owned by our directors, executive officers and directors and executive officers as a group as of December 31, 2011:

Name and Principal Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	
	Amount	Percent
David J. Breen, Jr. (Director) Herremas Food Market, Inc. 125 Pattonwood Drive Rochester, New York 14617	2	*
Clair J. Britt, Jr. (Director, Senior Commercial Lending Officer) The Lyons National Bank 35 William Street Lyons, New York 14489	1	*
James A. Homburger (Director) 305 East Avenue Newark, New York 14513	4 (1)	*
John J. Werner, Jr. (Director) 9469 Bridger Lane North Rose, New York 14516	3 (2)	*
Directors and officers as a group	10	0.583%

* Denotes ownership of less than 1%

(1) Includes 1 share owned by Filspace, Inc. and one share owned by Spacemaker 14, Inc.; includes 1 share owned by Margaret B. Homburger, over which Mr. Homburger disclaims beneficial ownership.

(2) Includes 1 share owned by Mary T. Werner, over which Mr. Werner disclaims beneficial ownership.

Trusts

We own all of the outstanding common capital securities of Lyons Capital Statutory Trust I. Tioga State Bank owns all of the outstanding trust preferred securities of Lyons Capital Statutory Trust I. We own all of the outstanding common capital securities of Lyons Capital Statutory Trust II. The outstanding trust preferred securities of Lyons Capital Statutory Trust II are owned by U.S. Capital Funding III, Ltd. We own all of the outstanding common capital securities of Lyons Statutory Trust III. Accredited investors own all of the outstanding convertible trust preferred securities of Lyons Statutory Trust III. No single holder of the securities of Trust III owns more than 10%. Some of the officers and directors are owners of securities of Trust III as stated in the table above.

Convertible Trust Preferred Securities

Our subsidiary, Trust III, has $2.9 million of 6% cumulative convertible capital securities, which we refer to as our convertible trust preferred securities. At any time, each convertible trust preferred security of Trust III is convertible into shares of the Company's common stock at a conversion rate of 36 shares of common stock per $1,000 trust preferred security investment (as adjusted for a three-for-two stock split in the form of a stock dividend effective February 29, 2012), subject to proportionate adjustments for splits, stock dividends, recapitalization and the like, and issuances on a pro rata basis below the current market value, in-kind dividends and tender offers above market value. These capital securities are convertible into 105,552 shares of our common stock.

Holders of the capital securities under Trust III are entitled to an adjustment in the conversion price if we issue shares of common stock in a rights offering at a per share price less than the market at the time of determination of the sales price, unless the holders of our convertible trust preferred securities are entitled to participate in the rights offering. Because the holders of our convertible trust preferred securities are entitled to participate in the rights offering, no adjustment to the conversion price will be triggered by this offering.

The following table sets forth, as of April 27, 2012, certain information regarding the beneficial ownership of convertible trust preferred securities issued by Trust III by (1) each of our directors and named executive officers, and (2) each person known by us to own beneficially more than 5% of the common stock:

Name and Principal Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		
	Principal Amount of Capital Security	Percent	Number of Shares Issuable upon Conversion (1)
Alfred E. Loson 418 Grace Avenue Newark, New York 14513	$400,000 (2)	13.643%	14,400
James A. Homburger (Director) 305 East Avenue Newark, New York 14513	$50,000	1.705%	1,800
Philip L. Paliotti 40 Dickerson Street Lyons, New York 14489	$50,000 (3)	1.705%	1,800
David J. Breen, Jr. (Director) Herremas Food Market, Inc. 125 Pattonwood Drive Rochester, New York 14617	$25,000	0.853%	900
James E. Santelli (Director) 2096 Warncke Road Lyons, New York 14489	$25,000 (4)	0.853%	900
Robert A. Schick (Director and President) The Lyons National Bank 35 William Street Lyons, New York 14489	$25,000 (5)	0.853%	900

(1) The number of shares issuable upon conversion is calculated based on the present conversion rate of 36 shares of common stock per $1,000 of capital securities, without regard to any conversion price adjustment that may be necessary due to price adjustments resulting from the rights offering.

(2) Includes $200,000 for benefit of Van Scott Development Corp, of which Mr. Loson is the sole owner.

(3) Includes $25,000 held by Mary Paliotti, over which Mr. Paliotti disclaims beneficial ownership.

(4) For benefit of Mr. Santelli in the form of an IRA

(5) For benefit of Mr. Schick in the form of an IRA

DESCRIPTION OF SECURITIES

The following information concerning the Common Stock summarizes provisions of our Certificate of Incorporation and Bylaws and statutes regulating the rights of holders of our common stock. This information is not a complete description of these matters and is qualified in all respects by the actual provisions of our Certificate of Incorporation and Bylaws and the corporate laws of the State of New York.

General

Our Certificate of Incorporation authorizes us to issue 5,000,000 shares of common stock having a par value of $0.50 per share, and 5,000 shares of preferred stock, having a par value of $0.50 per share, and a stated value of $1,000.00 per share. At April 27, 2012, we had 1,291,113 shares of common stock issued and outstanding, 10,358 shares of common stock held in treasury and reserved for future issuances under executive employment agreements, and no shares of preferred stock outstanding.

Subscription Rights

For each right that you own, you will have a basic subscription privilege to buy from us one-eighth (1/8) of a share of our common stock at the subscription price. You may exercise your basic subscription privilege for some or all of your subscription rights, or you may choose not to exercise any subscription rights. Subscription rights are not transferable, and do not entitle the holder to any other rights, preferences or privileges, including without limitation with respect to any voting rights, dividends, or liquidation rights.

Common Stock

Each share of our common stock has the same relative rights as, and will be identical in all respects with, each other share of common stock.

Dividends. We can pay dividends if, as and when declared by our Board of Directors, subject to compliance with limitations which are imposed by law. See "Our Policy Regarding Dividends." The holders of our common stock are entitled to receive and share equally in any dividends declared by our Board of Directors out of legally available funds.

Voting Rights. The holders of our common stock possess exclusive voting rights in Lyons Bancorp, Inc. Each share of common stock entitles the holder to one vote. A shareholder will not have any right to cumulate votes in the election of directors. As a result, the holders of more than 50% of our outstanding common stock voting in the election of directors, subject to the voting rights of any preferred shares then outstanding, can elect all of the directors then standing for election, if they choose to do so. In this event, the holders of the remaining less than 50% of the shares voting for election of directors are not able to elect any person or persons to our Board of Directors. Our shareholders may remove directors only with cause by majority of the votes cast.

The approval of any business combination, including any merger, exchange offer or sale of all or substantially all of our assets, requires the affirmative vote of the holders of two-thirds of our outstanding common stock, with certain exceptions. See "Certain Restrictions On Acquisition of Lyons Bancorp, Inc. – Certificate of Incorporation" for more information.

Liquidation. In the event of any liquidation, dissolution or winding-up of the Bank, we, as holder of the Bank's common stock, have the right to receive, after payment or provision for payment of all debts and liabilities of the Bank, including all deposit accounts and accrued interest thereon, all assets of the Bank available for distribution. In the event we liquidate, dissolve or wind-up, the holders of our common stock have the right to receive, after payment or provision for payment of all our debts and liabilities, all of our assets available for distribution.

Rights to Buy Additional Shares. Holders of our common stock do not have preemptive rights with respect to the issuance of additional shares. A preemptive right is a priority right to buy additional shares if we issue more shares in the future. Our common stock is not subject to redemption.

Preferred Stock

We may issue preferred stock from time to time in one or more series, and our board of directors, without action by the holders of our common stock, may fix or alter the voting rights, redemption provisions, dividend rights, dividend rates, claims to our assets superior to those of holders of our common stock, conversion rights and any other rights, preferences, privileges and restrictions of any wholly-unissued series of preferred stock. Our board of directors, without stockholder approval, can issue shares of preferred stock with rights that could adversely affect the voting power or rights of the holders of our common stock. Any issuances of preferred stock designated by our board must occur on or before December 31, 2014. As of the date of this offering circular, we have no shares of preferred stock outstanding. The issuance of shares of preferred stock could make it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding stock.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is the Company.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our certificate of incorporation permits us to indemnify our officers and directors against various liabilities to the full extent permitted under New York law. Sections 721 through 726, inclusive, of the BCL authorize New York corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been officers or directors. We believe that these provisions will facilitate our ability to continue to attract and retain qualified individuals to serve as our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

CERTAIN RESTRICTIONS ON ACQUISITION OF LYONS BANCORP, INC.

Our Certificate of Incorporation and Bylaws contain provisions that may be deemed to affect the ability of a person, firm or entity to acquire us. The following is a summary of those provisions. However, this summary is qualified in its entirety by reference to our actual Certificate of Incorporation and Bylaws.

Certificate of Incorporation

Our Certificate of Incorporation requires, under certain circumstances, an affirmative vote by the holders of 80% of our outstanding common stock for the approval of certain business transactions with related persons. Our certificate of incorporation defines a related person as an individual or entity that owns at least 10% of our outstanding stock: (a) at the time the agreement providing for the transaction is entered into; (b) at the time a resolution approving the transaction was adopted by our Board of Directors; or, (c) as of the record date for the determination of our shareholders entitled to notice of and to vote on, or consent to, the transaction.

The business transactions requiring the 80% vote approval include:

- the merger of Lyons Bancorp, Inc. or the Bank with a related person;
- the sale of Lyons Bancorp, Inc.'s stock or the Bank's stock to a related person;
- the sale or lease of a substantial part of Lyons Bancorp, Inc.'s or the Bank's assets to a related person;
- the sale of all of or a substantial part of the assets of a related person to Lyons Bancorp, Inc. or the Bank;
- the recapitalization or reclassification of Lyons Bancorp, Inc.'s stock that would have the effect of increasing the voting power of a related person; or
- the liquidation, spin-off, split-up, or dissolution of Lyons Bancorp, Inc.

Our certificate of incorporation sets forth certain circumstances where an 80% vote for the above-mentioned transactions is not required. The 80% voting requirement is not applicable if the transaction is approved by at least two-thirds vote of continuing directors, and the continuing directors constitute at least a majority of our entire Board of Directors. The certificate of incorporation defines a continuing director as a director who either was a member of our Board of Directors prior to the time the related person became a related person or who subsequently became a director and whose election or nomination for election by our shareholders, was approved by a vote of at least three-quarters of the continuing directors then on our Board of Directors.

Further, the 80% voting requirement is not required if all of the following conditions are satisfied:

- The business transaction is a merger and the consideration to be received per share by our shareholders is at least equal in value to the related person's highest purchase price;

- After the related person becomes the owner of at least 10% of our stock and prior to the consummation of the business transaction, the related person has not become the owner of any additional shares of stock except: (a) as part of the transaction which resulted in the related person becoming the owner of at least 10% of our stock; or (b) as a result of a pro rata stock dividend or stock split; and

- Prior to the consummation of the business transaction, the related person shall not have, directly or indirectly: (a) received the benefit (except proportionately as a shareholder) of any loan, advances, guarantees, pledges, or other financial assistance or tax credits provided by Lyons Bancorp, Inc. or the Bank; or (b) caused any material change in our business or equity capital structure, including issuance of shares of our capital stock to any third party.

For purposes of the above, our certificate of incorporation defines highest purchase price as the highest amount of consideration paid by the related person for a share of our stock within two years prior to the date the related person became the owner of at least 10% of our stock.

Our Certificate of Incorporation also states when our Board of Directors considers a proposed business transaction, the Board, in addition to considering the adequacy of the amount to be paid in connection with the transaction, shall consider other facts that are deemed relevant including:

- The social and economic effects of the transaction on us and the Bank and the Bank's employees, depositors, loan and other customers, creditors and other elements of the communities in which we and the Bank operate and are located;

- The business and financial conditions and earnings prospects of the individual or entity proposing the business transaction, including, debt service and other existing or likely financial obligation of the individual or entity, and the possible effect of such conditions upon us, the Bank and other elements of the communities in which we and the Bank operate or are located; and

- The competence, experience, and integrity of the individual or entity proposing the business transaction and its or their management.

Bylaws

Our Bylaws provide for the election and term of directors. Our directors are divided into three classes with the term of office for one class expiring each year. Vacancies in the Board of Directors, and any newly created directorships resulting from an increase in the number of directors may be filled by the Board of Directors, acting by a majority of directors then in office and any new directors chosen shall hold office until the next election of the class for which the new directors shall have been chosen and until their successor shall be elected and qualified. Further, the Bylaws provide that no decrease in the number of directors shall shorten the term of any incumbent director.

The Bylaws also require that at each annual meeting of our shareholders, the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting. The Bylaws require an affirmative vote by the holders of two-thirds our outstanding common stock to amend these classified director provisions of the Bylaws.

EXPERTS

The consolidated financial statements of Lyons Bancorp, Inc. and subsidiary as of December 31, 2011 and for the year then ended included in this offering circular have been so included in reliance on the report of Bonadio & Co., LLP, an independent registered public accounting firm, appearing elsewhere in this offering circular, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Lyons Bancorp, Inc. and subsidiary as of December 31, 2010 and for the year then ended included in this offering circular have been so included in reliance on the report of ParenteBeard LLC, an independent audit firm, appearing elsewhere in this offering circular, given on the authority of said firm as experts in auditing and accounting.

LEGAL OPINION

Woods Oviatt Gilman LLP, Rochester, New York will issue a legal opinion concerning the validity of the common stock being sold in this offering.

ADDITIONAL INFORMATION

Financial information filed by us and the Bank with the Federal Reserve Bank of New York and the Office of the Comptroller of the Currency is available from those agencies and over the Internet at www.ffiec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Lyons Bancorp, Inc.:

We have audited the accompanying consolidated balance sheet of Lyons Bancorp, Inc. and subsidiary (the Company) as of December 31, 2011, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2011 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lyons Bancorp, Inc. and subsidiary as of December 31, 2011, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Bonadio & Co., LLP

March 1, 2012
Syracuse, New York

115 Solar Street, Suite 100
Syracuse, New York 13204
p (315) 214-7575
f (315) 471-2128

ROCHESTER • BUFFALO
ALBANY • SYRACUSE
NYC • PERRY • GENEVA

www.bonadio.com

ParenteBeard

Independent Auditors' Report

Stockholders and Board of Directors of
Lyons Bancorp, Inc.

We have audited the accompanying consolidated balance sheet of Lyons Bancorp, Inc. and subsidiary (the "Company") as of December 31, 2010, and the related consolidated statement of income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lyons Bancorp, Inc. and subsidiary as of December 31, 2010, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

ParenteBeard LLC

Harrisburg, Pennsylvania
March 31, 2011, except for Note 10, for which the date is April 10, 2012

Consolidated Balance Sheets
December 31, 2011 and 2010

Assets	2011	2010
	(In thousands)	
Cash and due from banks	$ 13,749	$ 8,679
Interest-bearing deposits in banks	5,326	7,000
Cash and Cash Equivalents	19,075	15,679
Investment securities:		
Available for sale	143,080	154,296
Held to maturity	7,558	5,306
Restricted equity securities, at cost	4,001	2,949
Total Investment Securities	154,639	162,551
Loans	359,951	312,629
Less allowance for loan losses	(7,001)	(6,441)
Net Loans	352,950	306,188
Land, premises and equipment, net	14,696	13,356
Bank owned life insurance	7,593	7,358
Accrued interest receivable and other assets	6,498	8,453
Total Assets	$ 555,451	$ 513,585
Liabilities and Equity		
Liabilities		
Deposits:		
Interest-bearing	$ 367,202	$ 339,649
Non-interest-bearing	93,797	84,357
Total Deposits	460,999	424,006
Securities sold under agreements to repurchase	7,058	7,691
Borrowings from Federal Home Loan Bank	35,000	36,800
Junior subordinated debentures	9,217	9,217
Accrued interest payable and other liabilities	7,283	4,304
Total Liabilities	519,557	482,018
Equity		
Lyons Bancorp, Inc. stockholders' equity:		
Common stock	434	434
Paid-in capital	8,037	7,932
Retained earnings	28,477	24,569
Accumulated other comprehensive loss	(782)	(1,121)
Treasury stock, at cost	(328)	(303)
Total Lyons Bancorp, Inc. Stockholders' Equity	35,838	31,511
Noncontrolling interest	56	56
Total Equity	35,894	31,567
Total Liabilities and Equity	$ 555,451	$ 513,585

{1531967: }*See notes to consolidated financial statements.*

Consolidated Statements of Income
Years Ended December 31, 2011 and 2010

	2011	2010
	(In thousands, except per share data)	
Interest Income		
Loans	**$ 16,968**	$ 16,319
Investment securities:		
Taxable	**2,923**	3,288
Non-taxable	**1,324**	1,212
Total Interest Income	**21,215**	20,819
Interest Expense		
Deposits	**2,954**	3,118
Borrowings	**699**	612
Total Interest Expense	**3,653**	3,730
Net Interest Income	**17,562**	17,089
Provision for Loan Losses	**965**	2,405
Net Interest Income after Provision for Loan Losses	**16,597**	14,684
Noninterest Income		
Service charges on deposit accounts	**2,344**	2,150
Loan servicing fees	**954**	856
Cardholder fees	**780**	673
Financial services fees	**669**	513
Net realized gains from sales/calls of available for sale securities	**407**	727
Realized gains on loans sold	**743**	534
Earnings on investment in bank owned life insurance	**235**	228
Other	**241**	147
Total Noninterest Income	**6,373**	5,828
Noninterest Expense		
Salaries and wages	**6,799**	6,248
Pensions and benefits	**2,238**	2,023
Occupancy	**1,727**	1,643
Data processing	**1,038**	1,005
Professional fees	**888**	856
FDIC and OCC assessments	**645**	735
Advertising	**431**	409
Loan fees	**426**	367
Office supplies	**314**	271
Other	**1,562**	1,299
Total Noninterest Expense	**16,068**	14,856
Income before Income Taxes	**6,902**	5,656
Income Tax Expense	**1,760**	1,484
Net income attributable to noncontrolling interest and Lyons Bancorp, Inc.	**5,142**	4,172
Less: Net income attributable to noncontrolling interest	**4**	4
Net Income	**$ 5,138**	$ 4,168
Earnings Per Share – basic (1)	**$ 3.98**	$ 3.24
Earnings Per Share – diluted(1)	**$ 3.76**	$ 3.24

(1) Per share amounts have been adjusted to reflect a 3-for-2 stock split in the form of a stock dividend, effective February 29, 2012.

{1531967: }See notes to consolidated financial statements.

Lyons Bancorp, Inc.

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2011 and 2010

(In thousands, except per share data)

	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Noncontrolling Interest	Total
Balance - January 1, 2010	$ 434	$ 7,915	$ 21,552	$ (80)	$ (306)	$ 56	$ 29,571
Comprehensive income:							
Net income	-	-	4,168	-	-	-	4,168
Change in unrealized net gain on securities available for sale, net of tax	-	-	-	(532)	-	-	(532)
Change in unrealized loss on pension and postretirement benefits, net of tax	-	-	-	(200)	-	-	(200)
Change in unrealized gain on interest rate swap, net of tax	-	-	-	(309)	-	-	(309)
Total Comprehensive Income							3,127
Purchase of treasury stock	-	-	-	-	(143)	-	(143)
Issuance of treasury stock	-	3	-	-	33	-	36
Deferred compensation shares awarded, net	-	14	-	-	108	-	122
Deferred compensation shares vested	-	-	-	-	5	-	5
Cash dividends declared, $0.89 [(1)] per share	-	-	(1,151)	-	-	-	(1,151)
Balance – December 31, 2010	$ 434	$ 7,932	$ 24,569	$ (1,121)	$ (303)	$ 56	$ 31,567
Comprehensive income:							
Net income	-	-	5,138	-	-	-	5,138
Change in unrealized net gain on securities available for sale, net of tax	-	-	-	1,910	-	-	1,910
Change in unrealized loss on pension and postretirement benefits, net of tax	-	-	-	(1,242)	-	-	(1,242)
Change in unrealized loss on interest rate swap, net of tax	-	-	-	(329)	-	-	(329)
Total Comprehensive Income							5,477
Purchase of treasury stock	-	-	-	-	(330)	-	(330)
Issuance of treasury stock	-	52	-	-	212	-	264
Deferred compensation shares awarded, net	-	53	-	-	92	-	145
Deferred compensation shares vested	-	-	-	-	1	-	1
Cash dividends declared, $0.95 [(1)] per share	-	-	(1,230)	-	-	-	(1,230)
Balance – December 31, 2011	$ 434	$ 8,037	$ 28,477	$ (782)	$ (328)	$ 56	$ 35,894

(1) Per share amounts have been adjusted to reflect a 3-for-2 stock split in the form of a stock dividend, effective February 29, 2012.

Consolidated Statements of Cash Flows

Years Ended December 31, 2011 and 2010

	2011	2010
	(In thousands)	
Cash Flows from Operating Activities		
Net income	$ 5,138	$ 4,168
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	965	2,405
Earnings on investment in bank owned life insurance	(235)	(228)
Net realized gain from sales/calls of available for sale securities	(407)	(727)
Realized gains on loans sold	(743)	(534)
Gain on sale of real estate owned	(72)	-
Deferred compensation expense	148	139
Net amortization on securities	1,238	995
Depreciation and amortization	756	702
Deferred income tax benefit	-	(243)
Contribution to defined benefit pension plan	(750)	(1,200)
Decrease in accrued interest receivable and other assets	2,247	898
Increase in accrued interest payable and other liabilities	434	427
Loans originated for sale	(41,763)	(38,595)
Proceeds from sales of loans	38,799	39,407
Net Cash Provided by Operating Activities	5,755	7,614
Cash Flows from Investing Activities		
Purchases of securities available for sale	(38,449)	(118,020)
Proceeds from sales of securities available for sale	13,620	35,644
Proceeds from maturities and calls of securities available for sale	38,448	55,514
Purchases of held to maturity securities	(5,685)	(2,563)
Proceeds from maturities of securities held to maturity	3,383	2,035
Net increase in restricted equity securities	(1,052)	(525)
Net increase in loans	(44,024)	(25,755)
Proceeds from sale of real estate owned	169	-
Purchase of bank owned life insurance	-	(500)
Premises and equipment purchases, net	(2,094)	(2,357)
Net Cash Used in Investing Activities	(35,684)	(56,527)
Cash Flows from Financing Activities		
Net increase in demand and savings deposits	39,931	53,309
Net decrease in time deposits	(2,938)	(11,637)
Net decrease in securities sold under agreements to repurchase	(633)	(1,255)
Net (decrease) increase in overnight borrowings from Federal Home Loan Bank	(10,800)	9,700
Proceeds received from issuance of trust preferred securities	-	2,932
Proceeds received from term borrowings from Federal Home Loan Bank	15,000	-
Repayment of term borrowings from Federal Home Loan Bank	(6,000)	-
Purchase of treasury stock	(330)	(143)
Issuance of treasury stock	264	36
Dividends paid	(1,169)	(1,124)
Net Cash Provided by Financing Activities	33,325	51,818
Net Increase in Cash and Cash Equivalents	3,396	2,905
Cash and Cash Equivalents – Beginning	15,679	12,774
Cash and Cash Equivalents – Ending	$ 19,075	$ 15,679
Supplementary Cash Flow Information		
Interest paid	$ 3,682	$ 3,742
Income taxes paid	$ 1,337	$ 2,423
Non-cash Disclosure		
Transfer of loans to foreclosed real estate	$ 4	$ 198

{1531967: }*See notes to consolidated financial statements.*

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Lyons Bancorp, Inc. (the Company) provides a full range of commercial banking services to individual and small business customers through its wholly-owned subsidiary, The Lyons National Bank (the Bank). The Bank's operations are conducted in eleven branches located in Wayne, Onondaga, Yates, Ontario, and Seneca Counties, New York. The Company and the Bank are subject to the regulations of certain federal agencies and undergo periodic examinations by those regulatory authorities.

The Company owns all of the voting common shares of Lyons Capital Statutory Trust I (Trust I), Lyons Capital Statutory Trust II (Trust II) and Lyons Statutory Trust III (Trust III). Trust I was formed in 2003, Trust II was formed in 2004, and Trust III was formed in 2009. The Trusts were each formed for the purpose of securitizing trust preferred securities, the proceeds of which were advanced to the Company and contributed to the Bank as additional capital.

The Bank owns all of the voting stock of Lyons Realty Associates Corp. (LRAC) and, prior to December 2011, LNB Life Agency, Inc. (LNB Life). LRAC is a real estate investment trust which holds a portfolio of real estate mortgages. In order to maintain its status as a real estate investment trust, LRAC holds the real estate mortgages until they are paid. The real estate mortgages held by LRAC are included in loans on the consolidated balance sheet. LNB Life provided non-insured financial services and products to the Bank's customers. LNB Life was dissolved in December 2011 as the Bank discontinued offering these products and services to customers.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank, LRAC and LNB Life. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accounts of Trust I, Trust II, and Trust III are not included in the consolidated financial statements as discussed in Note 9.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near future relate to the determination of the allowance and provision for loan losses, other-than-temporary impairment of investment securities, actuarial assumptions associated with the Company's benefit plans and deferred tax assets and liabilities.

Recently Issued Accounting Pronouncements

In April 2011, the FASB issued ASU 2011-02, *Receivables (Topic 310), A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring.* This Update provides additional guidance and clarification to help creditors in determining whether a creditor has granted a concession and whether a restructuring constitutes a troubled debt restructuring (TDR). This Update was effective for the first interim or annual period beginning on or after June 15, 2011, with retrospective application to the beginning of the annual period of adoption. The measurement of impairment should be done retrospectively in the period of adoption for loans that are newly identified as TDR's upon adoption of this Update. In addition, the TDR disclosures required by ASU 2010-20, Receivables (Topic 310), *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses,* are required beginning in the period of adoption

Recently Issued Accounting Pronouncements - continued

of this Update. The adoption of this Update did not have a material impact on its consolidated financial statements.

In April 2011, the FASB issued ASU No. 2011-03, *Transfers and Servicing (Topic 860) Reconsideration of Effective Control for Repurchase Agreements.* This Update revises the criteria for assessing effective control for repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The determination of whether the transfer of a financial asset subject to a repurchase agreement is a sale is based, in part, on whether the entity maintains effective control over the financial asset. This Update removes from the assessment of effective control: the criterion requiring the transferor to have the ability to repurchase or redeem the financial asset on substantially the agreed terms, even in the event of default by the transferee, and the related requirement to demonstrate that the transferor possesses adequate collateral to fund substantially all the cost of purchasing replacement financial assets. The amendments in this Update are effective for interim and annual reporting periods beginning on or after December 15, 2011. The amendments are applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date and early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial condition or result of operations.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.* The guidance clarifies and expands the disclosures pertaining to unobservable inputs used in Level 3 fair value measurements, including the disclosure of quantitative information related to (1) the valuation processes used, (2) the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs, and (3) use of a nonfinancial asset in a way that differs from the asset's highest and best use. The amendments are effective for annual periods beginning after December 15, 2011. The Company does not expect this pronouncement to have a material effect on its consolidated financial statements.

Earlier this year, the FASB issued ASU No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income* (ASU 2011-05). ASU 2011-05 was intended to increase the prominence of other comprehensive income in financial statements and help financial statement users better understand the cause of a company's change in financial position and results of operations. Stakeholders, however, recently raised concerns that new presentation requirements about the reclassification of items out of accumulated other comprehensive income would be costly for preparers and add unnecessary complexity to financial statements. ASU 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05* (ASU 2011-12), defers the specific requirement to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. ASU 2011-12 did not defer the requirement to report comprehensive income either in a single continuous statement or in two separate but consecutive financial statements.

ASU 2011-05 and ASU 2011-12 are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. Management does not expect the adoption of this statement to have a material impact on the Company's consolidated financial statements.

Investment Securities

Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them until maturity. Securities to be held for indefinite periods of time are classified as available for sale and carried at fair value, with the unrealized holding gains and losses reported as a component of other comprehensive income, net of tax. Securities held for resale for liquidity purposes are classified as trading and are carried at fair value, with changes in unrealized holding gains and losses included in income. Management determines the appropriate classification of securities at the time of purchase. Restricted equity securities consist primarily of Federal Reserve Bank and the Federal Home Loan Bank stock.

Purchase premiums and discounts are recognized in interest income using the interest method or methods that approximate the interest method over the terms of the securities. Interest and dividends on securities are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are determined using the specific identification method.

On a quarterly basis, the Company performs an assessment to determine whether there have been any events or economic circumstances indicating that a security with an unrealized loss has suffered other-than-temporary impairment. A security is considered impaired if the fair value is less than its amortized cost basis at the reporting date. If impaired, the Company then assesses whether the unrealized loss is other-than-temporary. The assessment considers (i) whether the Company intends to sell the security prior to recovery and/or maturity, (ii) whether it is more likely than not that the Company will have to sell the security prior to recovery and/or maturity and (iii) if the present value of the expected cash flows is not sufficient to recover the entire amortized cost basis. If a debt security is deemed to be other-than-temporarily impaired, the credit loss component of an other-than-temporary impairment write-down is recorded in earnings while the remaining portion of the impairment loss is recognized, net of tax, in other comprehensive income provided that the Company does not intend to sell the underlying security and it is more-likely-than not that the Company would not have to sell the security prior to recovery.

The Company considers the following factors in determining whether a credit loss exists and the period over which the security is expected to recover:

- The length of time and the extent to which the fair value has been less than the amortized cost basis;
- The level of credit enhancement provided by the structure which includes, but is not limited to, credit subordination positions, excess spreads, overcollateralization, protective triggers;
- Changes in the near term prospects of the issuer or underlying collateral of a security, such as changes in default rates, loss severities given default and significant changes in prepayment assumptions;
- The level of excess cash flow generated from the underlying collateral supporting the principal and interest payments of the debt securities; and
- Any adverse change to the credit conditions of the issuer of the security such as credit downgrades by the rating agencies.

Note 1 - Summary of Significant Accounting Policies (Continued)

Loans

The Bank grants real estate, commercial and consumer loans to its customers. A substantial portion of the loan portfolio is represented by real estate loans in Wayne, Ontario, Yates, Onondaga, and Seneca Counties. The Company's loan portfolio includes residential real estate, commercial real estate, agricultural real estate, commercial and agricultural loans, and consumer installment classes. Residential real estate loans include classes for 1-4 family and home equity loans. Consumer installment loans include classes for direct and indirect loans.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan. Premiums and discounts on purchased loans are amortized as adjustments to interest income using the effective yield method.

Interest income is accrued on the unpaid principal balance. The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income or the allowance for loan losses if the interest income was earned in a prior period. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable fair value or the fair value of underlying collateral if the loan is collateral-dependent. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Cash receipts on impaired loans are generally applied to reduce the principal balance outstanding. In considering loans for evaluation of impairment, management generally excludes smaller balance, homogeneous loans: residential mortgage loans, home equity loans, and all consumer loans, unless subject to a troubled debt restructuring. These loans are collectively evaluated for risk of loss.

Loans Held for Sale

Generally, loans held for sale consist of residential mortgage loans that are originated and are intended to be sold through agreements the Bank has with the Federal Home Loan Bank (FHLB) and the Federal Home Loan Mortgage Corporation (Freddie Mac). From time to time, the Bank may also hold commercial loans for sale. Realized gains and losses on sales are computed using the specific identification method. These loans are carried on the consolidated balance sheet at the lower of cost or estimated fair value determined in the aggregate. Loans held for sale totaled $4.6 million and $857,000 at December 31, 2011 and 2010, respectively, and are included in loans on the consolidated balance sheets.

Note 1 - Summary of Significant Accounting Policies (Continued)

Loans Held for Sale - continued

During 2011 and 2010, the Company sold residential mortgage loans totaling $38.8 million and $39.4 million, respectively, and realized gains on these sales were $743,000 and $534,000, respectively. These residential real estate loans are generally sold without recourse in accordance with standard secondary market loan sale agreements. When residential mortgage loans are sold, the Company typically retains all servicing rights, which provides the Company with a source of fee income. In connection with the sales in 2011 and 2010, the Company recorded mortgage-servicing assets of $225,000 and $227,000, respectively. Amortization of mortgage servicing assets amounted to $185,000 in 2011 and $174,000 in 2010. Net mortgage-servicing assets included in the consolidated balance sheets totaled $462,000 and $422,000 net of amortization, as of December 31, 2011 and 2010, respectively. Total loans serviced for others amounted to $136.1 million and $121.3 million at December 31, 2011 and 2010, respectively.

Allowance for Loan Losses

The allowance for loan losses (allowance) is established as losses are estimated to have occurred in the loan portfolio. The allowance is recorded through a provision for loan losses charged to earnings.

Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of general, specific and unallocated components as further described below.

General Component

The general component of the allowance is based on historical loss experience adjusted for qualitative factors stratified by the following loan classes: residential real estate, commercial real estate, agriculture real estate, commercial and agricultural loans, and consumer installment segments. Management uses a rolling average of historical losses based on a time frame appropriate to capture relevant loss data for each loan segment. The historical loss factor is adjusted for the following qualitative factors: levels and trends in delinquencies; trends in volume and terms of loans; effects of changes in risk selection and underwriting standards and other changes in lending policies, procedures and practices; experience/ability/depth of lending management and staff; and national and local economic trends and conditions. There were no changes in the Company's policies or its methodology pertaining to the general component of the allowance during 2011.

The qualitative factors are determined based on the various risk characteristics of each loan type. Risk characteristics relevant to each loan type are as follows:

Residential real estate - The Company generally does not originate loans with a loan-to-value ratio greater than 80 percent and does not grant subprime loans. The majority of loans in this segment are collateralized by owner-occupied residential real estate and repayment is dependent on the credit quality of the individual borrower. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this class.

Note 1 - Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses - continued

Commercial real estate - Loans in this class represent both extensions of credit for owner-occupied real estate and income-producing properties throughout the local region. The underlying cash flows of the operating commercial businesses (owner-occupied) and income properties (non-owner occupied) can be adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn, will have an effect on the credit quality in this class. In a majority of cases, the Company obtains rent rolls annually and continually monitors the cash flows of non-owner occupied loans commensurate with sound lending practices.

Agricultural real estate – Loans in this class represent extensions of credit for owner-occupied agricultural real estate throughout the local region. The underlying cash flows generated by the agribusinesses can be adversely impacted by adverse climate and a weakened economy, which in turn, will have an effect on the credit quality in this class. Management obtains annual tax returns and continually monitors the cash flows of these loans commensurate with sound lending practices.

Commercial and Agricultural loans – Loans in these classes are made to businesses and generally secured by the assets of the business. Repayment is expected from the cash flows of the business. A weakened economy, and resultant decreased consumer spending, will have an effect on the credit quality in this class.

Consumer installment loans – Loans in this segment may be secured or unsecured and repayment is dependent on the credit quality of the individual borrower. Unemployment rates will have an effect on the credit quality in this class.

Specific Component

The specific component relates to loans that are classified as impaired. Impairment is measured on a loan by loan basis for commercial and agricultural loans, commercial real estate and agricultural real estate by either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral, less costs to sell, if determined to be more appropriate. An allowance is established when the discounted cash flow or collateral value of the impaired loan is lower than the carrying value of that loan. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer or residential real estate loans for impairment disclosures, unless such loans are subject to a troubled debt restructuring agreement.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

Impaired commercial and agriculture real estate loans require real estate appraisals within 180 days of impairment, unless the existing appraisal is less than 24 months old and no market or physical deterioration is noted. Impaired commercial and agricultural loans require evaluations performed on non-real estate property collateral (such as furniture, fixtures and equipment) within 180 days of impairment.

Re-appraisals and re-evaluations are typically requested on a 24 month cycle if repayment is predicated upon liquidation of collateral and evidence suggests collateral values may have deteriorated. Re-appraisals and re-evaluations are performed by 3rd party providers. The Company has determined that a 24 month cycle is adequate, based on the following factors:

Allowance for Loan Losses - continued

- Unlike other regions of New York State and the United States as a whole, the Company's footprint has not experienced a significant decline in commercial real estate values.
- Re-appraisal of properties has generally resulted in negligible change to market value when compared to original reports.
- The Company reviews market conditions, tracks capitalization rates as provided by its commercial appraisers, and sale activity as part of its day-to-day activities.

The Company utilizes re-appraisal and re-evaluation results to complete its analysis of impaired loans, resulting in either a specific allocation of the allowance for loan losses or partial charge-off where appropriate. This review is performed on a quarterly basis.

Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines that significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reason for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Unallocated Component

An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general reserves in the portfolio.

Troubled Debt Restructurings

A modification of a loan constitutes a troubled debt restructuring ("TDR") when a borrower is experiencing financial difficulty and the modification constitutes a concession. Loans modified in a TDR often involve temporary interest-only payments, term extensions, reducing the interest rate for the remaining term of the loan, extending the maturity date at an interest rate lower than the current market rate for new debt with similar risk, requesting additional collateral, releasing collateral for consideration, or substituting or adding a new borrower or guarantor.

All of the loans identified as TDRs by the Company in 2011 and 2010 were previously on nonaccrual status and reported as impaired loans prior to restructuring. All loans restructured during 2011 are on nonaccrual status as of December 31, 2011. Nonaccrual loans that are restructured remain on nonaccrual status, but may move to accrual status after they have performed according to the restructured terms for a period of time of at least six months. The TDR classification did not have a material impact on the Company's determination of the allowance for loan losses because the modified loans were impaired and evaluated for a specific allowance both before and after restructuring.

Land, Premises and Equipment

Land is stated at cost. Premises and equipment are recorded at cost and are generally depreciated by the straight-line method over the estimated useful lives of the assets. Buildings are generally depreciated over a useful life of thirty nine and one half years, furniture and equipment over a useful life of three to seven years, and leasehold improvements over the lesser of the asset's useful life or the term of the lease.

Bank Owned Life Insurance

Bank owned life insurance (BOLI) was purchased by the Bank as a financing tool for employee benefits and to fund discriminatory retirement benefits for the Board of Directors and executive management. The value of life insurance financing is the tax preferred status of increases in life insurance cash values and death benefits and the cash flow generated at the death of the insured. The proceeds or increases in cash surrender value of the life insurance policy results in tax-exempt income to the Company. The largest risk to the BOLI program is credit risk of the insurance carriers. To mitigate this risk, annual financial condition reviews are completed on all carriers. BOLI is stated on the Company's consolidated balance sheets at its current cash surrender value. Increases in BOLI's cash surrender value are reported as noninterest income in the Company's consolidated statements of income.

Foreclosed Real Estate

Included in other assets are real estate properties acquired through, or in lieu of, loan foreclosure. These properties are initially recorded at fair value less estimated selling costs at the date of foreclosures. Any write-downs based on the asset's fair value at date of foreclosure are charged to the allowance for loan losses. After foreclosure, property held for sale is carried at the lower of the new basis or fair value less any costs to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of the property to the lower of its cost or fair value less cost to sell. There was no foreclosed real estate at December 31, 2011. Foreclosed real estate at December 31, 2010 was $197,000.

Treasury Stock

Treasury stock is recorded at cost. Shares are reissued on the average cost method, except for issuance of deferred compensation shares, which are discussed in Note 12.

Interest Rate Swap Agreement

The Company utilizes an interest rate swap agreement as part of its management of interest rate risk to modify the repricing characteristics of its floating-rate junior subordinate debentures. For this swap agreement, amounts receivable or payable are recognized as accrued under the terms of the agreement, and the net differential is recorded as an adjustment to interest expense of the related debentures. The interest rate swap agreement is designated as a cash flow hedge. Therefore, the effective portion of the swap's unrealized gain or loss was initially recorded as a component of other comprehensive income, net of tax. The ineffective portion of the unrealized gain or loss, if any, is immediately reported in other operating income. The Company considers its interest rate swap agreement to be fully effective and accordingly it has not recorded any gains or losses in earnings during 2011 or 2010.

Advertising Costs

Advertising costs are expensed as incurred.

Noncontrolling Interest

Noncontrolling interest represents the portion of ownership and interest expense that is attributable to the minority owners of LRAC. The minority ownership is in the form of 8.50% cumulative preferred stock, and the dividends paid are included in noncontrolling interest as a charge against income.

Income Taxes

Income taxes are provided for the tax effects of certain transactions reported in the consolidated financial statements. Income taxes consist of taxes currently due plus deferred taxes related primarily to temporary differences between the financial reporting and income tax basis of the allowance for loan losses, premises and equipment, and prepaid and accrued employee benefits. The deferred tax assets and liabilities represent the future tax return consequences of the temporary differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Earnings Income Per Share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as adjustments to net income for interest expense relating to

Earnings Income Per Share - continued

convertible securities, net of tax, that would result from the assumed issuance. Treasury shares are not deemed outstanding for earnings per share calculations. See Note 13 for earnings per share calculations.

Statements of Cash Flows

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as the sum of cash and due from banks, federal funds sold, and interest-bearing deposits in banks with an original maturity of less than three months.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

Note 1 - Summary of Significant Accounting Policies (Continued)

Segment Reporting

The Company has evaluated the activities relating to its strategic business units, and determined that these strategic business units are similar in nature, and managed accordingly. The strategic business units are not reviewed separately to make operating decisions or assess performance. Therefore, the Company has determined it has no reportable segments.

Note 2 - Restrictions on Cash and Due from Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The required reserve at December 31, 2011 and 2010 was $8.0 million and $8.3 million, respectively.

The Bank is also required to maintain clearing balance funds on deposit with the Federal Reserve Bank. The required minimum clearing balance at December 31, 2011 and 2010 was $600,000.

Note 3 - Investments

The amortized cost and fair value of investment securities, with gross unrealized gains and losses, are as follows at December 31, 2011 and 2010:

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2011:				
Available for Sale:				
United States treasuries	$ 5,066	$ 89	$ -	$ 5,155
United States agencies	29,639	1,173	-	30,812
State and local governments	49,933	1,476	-	51,409
Mortgage-backed securities	54,759	954	(9)	55,704
Total Available for Sale	$ 139,397	$ 3,692	$ (9)	$ 143,080
Held to Maturity:				
Local governments	$ 7,558	$ -	$ -	$ 7,558
Restricted Equity Securities	$ 4,001	$ -	$ -	$ 4,001

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2010:				
Available for Sale:				
United States treasuries	$ 13,259	$ -	$ (282)	$ 12,977
United States agencies	27,440	27	(451)	27,016
State and local governments	52,547	986	(243)	53,290
Mortgage-backed securities	60,551	938	(476)	61,013
Total Available for Sale	$ 153,797	$ 1,951	$ (1,452)	$ 154,296
Held to Maturity:				
Local governments	$ 5,306	$ -	$ -	$ 5,306
Restricted Equity Securities	$ 2,949	$ -	$ -	$ 2,949

Note 3 – Investments (Continued)

All of the above mortgage-backed securities are residential direct pass through securities or collateralized mortgage obligations issued or backed by government sponsored enterprises (GSEs). Restricted equity securities primarily include non-marketable Federal Home Loan Bank New York (FHLBNY) stock and non-marketable Federal Reserve Bank (FRB) stock, both of which are required to be held for regulatory purposes and for borrowing availability. The required investment in FHLBNY stock is tied to both the Company's borrowing levels with the FHLB and commitments to sell residential mortgage loans to the FHLB. Holdings of FHLBNY stock and FRB stock totaled $3.2 million and $380,000 at December 31, 2011, respectively, and $2.2 million and $380,000 at December 31, 2010, respectively. These securities are carried at par, which is also cost. Restricted equity securities also include miscellaneous investments carried at par, which is also cost.

Restricted equity securities are held as a long-term investment and value is determined based on the ultimate recoverability of the par value. Impairment of these investments is evaluated quarterly and is a matter of judgment that reflects management's view of the issuer's long-term performance, which includes factors such as the following: its operating performance; the severity and duration of declines in the fair value of its net assets related to its capital stock amount; its commitment to make payments required by law or regulation and the level of such payments in relation to its operating performance; and its liquidity and funding position. After evaluating these considerations, the Company concluded that the par value of these investments will be recovered and, as such, has not recognized any impairment on its holdings of restricted equity securities.

The following table sets forth the Company's investment in securities with unrealized losses of less than twelve months and unrealized losses of twelve months or more at December 31:

	Less than 12 Months		12 Months or More		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2011						
United States treasuries	$ -	$ -	$ -	$ -	$ -	$ -
United States agencies	-	-	-	-	-	-
State and local governments	-	-	-	-	-	-
Mortgage-backed securities	4,380	9	-	-	4,380	9
	$ 4,380	$ 9	$ -	$ -	$ 4,380	$ 9

	Less than 12 Months		12 Months or More		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2010:						
United States treasuries	$ 12,977	$ 282	$ -	$ -	$ 12,977	$ 282
United States agencies	16,920	451	-	-	16,920	451
State and local governments	11,203	242	569	1	11,772	243
Mortgage-backed securities	23,184	476	-	-	23,184	476
	$ 64,284	$ 1,451	$ 569	$ 1	$ 64,853	$ 1,452

On a quarterly basis, the Company performs an assessment to determine whether there have been any events or economic circumstances indicating that a security with an unrealized loss has suffered other-than-temporary impairment. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the amortized cost basis, (2) the financial condition of the issuer (and guarantor, if any) and adverse conditions specifically related to the security, industry or geographic area, (3) failure of the issuer of the security to make scheduled interest or principal payments, (4) any changes to the rating of a security by a rating agency, (5) the presence of credit enhancements, if any, including the guarantee of the federal government or any of its agencies, (6) whether the Company intends to sell or more likely than not be required to sell the debt security, and (7) if the present value of the expected cash flow is not sufficient to recover the entire amortized cost.

There were two securities with unrealized losses for less than twelve months at December 31, 2011, while at December 31, 2010 there were fifty-five securities with losses for less than twelve months and one security with losses greater than twelve months. Substantially all of the unrealized losses on the Company's securities were caused by market interest rate changes from those in effect when the securities were purchased by the Company. The contractual terms of these securities do not permit the issuer to settle the securities at a price less than par value. Except for certain state and local government obligations, all securities rated by an independent rating agency carry an investment grade rating. Financial information relating to unrated state and government obligations is reviewed for indications of adverse conditions that may indicate other-than-temporary impairment. Because the Company does not intend to sell the securities with unrealized losses and it believes it is not likely to be required to sell the securities before recovery of their amortized cost basis, which may be, and is likely to be, maturity, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2011. In addition, there were no other-than-temporarily impaired charges in 2011 and 2010.

The amortized cost and fair value of debt securities at December 31, 2011, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

(In thousands)	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 7,104	$ 7,155	$ 4,020	$ 4,020
Due after one year through five years	51,651	52,966	1,504	1,504
Due after five years through ten years	23,883	25,216	809	809
Due after ten years	2,000	2,039	1,225	1,225
Securities not due at a single maturity date	54,759	55,704	-	-
	$ 139,397	$ 143,080	$ 7,558	$ 7,558

During 2011, the Company sold $13.6 million of available for sale securities, while in 2010 the Company sold $35.6 million of available for sale securities. Gross gains on the sales/calls of investments in 2011 were $407,000. Gross gains on the sales/calls of investment securities in 2010 were $727,000. Investment securities with carrying amounts of $100.0 million and $76.2 million at December 31, 2011 and 2010, respectively, were pledged to secure deposits as required or permitted by law.

Note 4 – Loans

Loans consist of the following at December 31, 2011 and 2010:

	2011	2010
	(In thousands)	
Residential real estate:		
1-4 family	**$ 91,883**	$ 72,805
Home equity	**51,800**	48,168
Commercial	**84,193**	72,978
Agriculture	**20,839**	19,792
Total mortgage loans on real estate	**248,715**	213,743
Commercial loans	**58,778**	51,439
Agriculture loans	**23,024**	19,790
Consumer installment loans:		
Direct	**14,413**	12,916
Indirect	**15,021**	14,741
Total consumer installment loans	**29,434**	27,657
Total loans	**$ 359,951**	$ 312,629

Net unamortized loan origination costs totaled $677,000 and $385,000 at December 31, 2011 and 2010, respectively and are included with their related loan class.

The Company has transferred a portion of its originated commercial, commercial real estate, agriculture and agriculture real estate loans to participating lenders. The amounts transferred have been accounted for as sales and are therefore not included in the Company's accompanying consolidated balance sheets. The Company and participating lenders share ratably in cash flows and any gains or losses that may result from a borrower's lack of compliance with contractual terms of the loan. The Company continues to service the loans on behalf of the participating lenders and, as such, collects cash payments from the borrowers, remits payments (net of servicing fees) to participating lenders and disburses required escrow funds to relevant parties. At December 31, 2011 and 2010, the Company was servicing loans for participants aggregating $6.7 million and $9.0 million, respectively.

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments are due. Generally loans are placed on nonaccrual status if principal or interest payments become 90 days or more past due and/or management deems the collectability of the principal and/or interest to be in question, as well as when required by regulatory requirements. The majority of the Company's loans classified as nonaccrual are not past due in accordance with their contractual obligations; however there are facts and circumstances regarding these loans that deem the collectability of the contractual payments to be in question.

Note 4 – Loans (Continued)

The following table presents past due loans by classes of the loan portfolio at December 31, 2011 and 2010:

(In thousands)	Current	30-89 Days Past Due	90 Days and Greater	Total Loans	Loans on Nonaccrual
December 31, 2011:					
Residential real estate:					
1-4 family	$ 91,538	$ 231	$ 114	$ 91,883	$ 197
Home equity	51,392	408	-	51,800	-
Commercial real estate	83,817	376	-	84,193	4,956
Agriculture real estate	20,839	-	-	20,839	211
Commercial loans	58,600	178	-	58,778	371
Agriculture loans	23,018	6	-	23,024	6
Consumer installment loans:					
Direct	14,383	15	15	14,413	-
Indirect	14,981	40	-	15,021	200
Total	$ 358,568	$ 1,254	$ 129	$ 359,951	$ 5,941

(In thousands)	Current	30-89 Days Past Due	90 Days and Greater	Total Loans	Loans on Nonaccrual
December 31, 2010:					
Residential real estate:					
1-4 family	$ 72,805	$ -	$ -	$ 72,805	$ -
Home equity	48,084	84	-	48,168	-
Commercial real estate	72,110	428	440	72,978	4,435
Agriculture real estate	19,792	-	-	19,792	275
Commercial loans	50,924	256	259	51,439	623
Agriculture loans	19,777	13	-	19,790	1
Consumer installment loans:					
Direct	12,882	34	-	12,916	-
Indirect	14,477	264	-	14,741	267
Total	$ 310,851	$ 1,079	$ 699	$ 312,629	$ 5,601

At December 31, 2011 and 2010, loans that were over 90 days delinquent and still accruing totaled $15,000 and $0, respectively.

The changes in the allowance for loan losses are as follows for the years ended December 31, 2011 and 2010:

	2011	**2010**
	(In thousands)	
Balance, January 1,	**$ 6,441**	$ 4,912
Provision for loan losses	**965**	2,405
Recoveries	**229**	124
Charge-offs	**(634)**	(1,000)
Balance, December 31,	**$ 7,001**	$ 6,441

{1531967: }

Note 4 – Loans (Continued)

Activity in the allowance for loan losses for the year ended December 31, 2011 follows:

(In thousands)

December 31, 2011	Commercial	Commercial Real Estate	Agriculture	Agriculture Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Beginning balance	$ 1,110	$ 2,040	$ 210	$ 152	$ 1,054	$ 517	$ 1,358	$ 6,441
Provisions for loan losses	346	720	49	15	400	(52)	(513)	965
Recoveries of loans previously charged off	62	10	-	-	19	138	-	229
Loans charged off	(308)	-	-	-	(111)	(215)	-	(634)
Ending balance	$ 1,210	$ 2,770	$ 259	$ 167	$ 1,362	$ 388	$ 845	$ 7,001

The allocation of the allowance for loan losses by loan type is as follows at December 31, 2011 and 2010:

(In thousands)

December 31, 2011	Commercial	Commercial Real Estate	Agriculture	Agriculture Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Amount of allowance for loan losses on loans individually evaluated for impairment	$ 124	$ 1,687	$ -	$ -	$ -	$ -	$ -	$ 1,811
Amount of allowance for loan losses on loans collectively evaluated for impairment	1,086	1,083	259	167	1,362	388	845	5,190
Total allowance for loan losses	$ 1,210	$ 2,770	$ 259	$ 167	$ 1,362	$ 388	$ 845	$ 7,001
Loans individually evaluated for impairment	$ 371	$ 4,956	$ 6	$ 211	$ -	$ -	$ -	$ 5,544
Loans collectively evaluated for impairment	58,407	79,237	23,018	20,628	143,683	29,434	-	354,407
Total Loans	$ 58,778	$ 84,193	$ 23,024	$ 20,839	$143,683	$ 29,434	$ -	$359,951

December 31, 2010	Commercial	Commercial Real Estate	Agriculture	Agriculture Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Amount of allowance for loan losses on loans individually evaluated for impairment	$ 299	$ 824	$ -	$ -	$ -	$ -	$ -	$ 1,123
Amount of allowance for loan losses on loans collectively evaluated for impairment	811	1,216	210	152	1,054	517	1,358	5,318
Total allowance for loan losses	$ 1,110	$ 2,040	$ 210	$ 152	$ 1,054	$ 517	$ 1,358	$ 6,441
Loans individually evaluated for impairment	$ 623	$ 4,435	$ 1	$ 275	$ -	$ -	$ -	$ 5,334
Loans collectively evaluated for impairment	50,816	68,543	19,789	19,517	120,973	27,657	-	307,295
Total Loans	$ 51,439	$ 72,978	$ 19,790	$ 19,792	$120,973	$ 27,657	$ -	$312,629

Management is committed to early recognition of loan problems and to maintaining an adequate allowance. At least quarterly, management reviews all commercial and commercial real estate loans and leases and agriculturally related loans with an outstanding principal balance of over $100,000 that are internally risk rated special mention or worse, giving consideration to payment history, debt service payment capacity, collateral support, strength of guarantors, local market trends, industry trends, and other factors relevant to the particular borrowing relationship. Through this process, management identifies impaired loans. For loans considered impaired, estimated exposure amounts are based upon collateral values or present value of expected future cash flows discounted at the original effective interest rate of each loan. For commercial loans, commercial mortgage loans, agricultural mortgages and agricultural loans not specifically reviewed, and for homogenous loan portfolios such as residential mortgage loans and consumer loans, estimated exposure amounts are assigned based upon historical net loss experience and current charge-off trends, past due status, and management's judgment of the effects of current economic conditions on portfolio performance. In determining and assigning historical loss factors to the various homogeneous portfolios, the Company calculates average net losses over a period of time and compares this average to current levels and trends to ensure that the calculated average loss factor is reasonable.

Significant factors that could give rise to changes in these estimates may include, but are not limited to, changes in economic conditions in the local area, concentration of risk, changes in interest rates, and declines in local property values. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The unallocated portion of the allowance for loan losses is maintained to cover uncertainties that could affect management's estimate of probable losses. The primary reason for the decrease in the unallocated portion of the allowance for loan losses year over year was in response to a review of the Company's largest impaired loan. During 2010, this relationship was deemed impaired and a specific allocation was determined using the information available to the Company. The relationship was subsequently restructured in the third quarter of 2010, and has since performed according to its contractual agreement. During 2011, a review of possible outcomes was performed relating to this significant relationship, to better quantify the impact to the Company if the loan discontinued making regular payments and became further distressed. As a result of that review, which included assumptions regarding collateral values in a variety of disposal situations, management allocated an additional $500,000 from the unallocated portion of the allowance as a specific allocation to this credit.

The above allocation is neither indicative of the specific amounts or the loan categories in which future charge-offs may occur, nor is it an indicator of future loss trends. The allocation of the allowance to each category does not restrict the use of the allowance to absorb losses in any category.

The following table summarizes information regarding impaired loans by loan portfolio class as of December 31, 2011 and 2010:

(In thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2011					
With no related allowance recorded:					
Commercial loans	$ 247	$ 270	$ -	$ 72	$ 3
Commercial real estate	-	-	-	151	-
Agriculture loans	6	10	-	6	2
Agriculture real estate	211	377	-	231	-
With an allowance recorded:					
Commercial loans	124	124	124	245	-
Commercial real estate	4,956	5,327	1,687	4,887	-
Total	$ 5,544	$ 6,108	$ 1,811	$ 5,592	$ 5
Summary:					
Commercial	$ 5,327	$ 5,721	$ 1,811	$ 5,355	$ 3
Agriculture	217	387	-	237	2
Total	$ 5,544	$ 6,108	$ 1,811	$ 5,592	$ 5

(In thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2010					
With no related allowance recorded:					
Commercial loans	$ 5	$ 8	$ -	$ 83	$ 16
Commercial real estate	440	850	-	1,752	1
Agriculture loans	1	24	-	121	6
Agriculture real estate	275	392	-	294	-
With an allowance recorded:					
Commercial loans	618	620	299	575	14
Commercial real estate	3,995	4,110	824	1,310	-
Agriculture loans	-	-	-	32	-
Total	$ 5,334	$ 6,004	$ 1,123	$ 4,167	$ 37
Summary:					
Commercial	$ 5,058	$ 5,588	$ 1,123	$ 3,720	$ 31
Agriculture	276	416	-	447	6
Total	$ 5,334	$ 6,004	$ 1,123	$ 4,167	$ 37

The following is a summary of troubled debt restructurings for the year ended December 31, 2011:

(Dollars in thousands)	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled debt restructurings:			
Commercial real estate	3	$ 4,070	$ 3,294

Two commercial real estate loans were granted an extension beyond normal circumstances to repay protective tax advances. The other commercial loan was granted a rate reduction. Management performs a discounted cash flow calculation to determine the amount of impairment reserves required on each of the troubled debt restructurings.

Any reserve required is recorded through the provision for loan losses. The TDRs identified in 2010 required impairment reserves of $824,000. There were no troubled debt restructurings that defaulted in the first twelve months after restructuring was granted.

Credit Quality

The Company utilizes a ten grade internal loan rating system for commercial, commercial real estate, agriculture and agriculture real estate loans. Loans that are rated "1" through "6" are considered "pass" rated loans with low to average risk.

Loans rated a "7" are considered "special mention". These loans have potential weakness that deserves management's close attention. These weaknesses may, if not checked or corrected, weaken the asset or inadequately protect the Company's position at some future date. Borrowers may be experiencing adverse operating trends, or an ill-proportioned balance sheet. Adverse economic or market conditions may also support a special mention rating. These assets pose elevated risks, but their weakness does not yet justify a substandard classification.

Loans rated an "8" are considered "substandard". Generally a loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. Substandard loans have a high probability of payment default or they have other well-defined weaknesses. They require more intensive supervision by Company management. Substandard loans are generally characterized by current or unexpected unprofitable operations, inadequate debt service coverage, inadequate liquidity, or marginal capitalization.

Loans rated a "9" are considered "doubtful". Loans classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable. There were no doubtful loans at December 31, 2011 or 2010.

Loans rated a "10" are considered uncollectible ("loss") and of such little value that their continuance as loans is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this basically worthless loan even though partial recovery may be affected in the future. There were no loss loans at December 31, 2011 or 2010.

Credit Quality – continued

On an annual basis, or more often if needed, the Company formally reviews the ratings on all commercial, commercial real estate, agriculture and agriculture real estate loans. The Company also annually engages an independent third party to review a significant portion of loans within these segments. Management uses the results of these reviews as part of its annual review process.

The following table presents the classes of the commercial and agriculture loan portfolios summarized by the aggregate pass rating and the criticized and classified ratings of special mention and substandard within the Company's internal risk rating system as of December 31, 2011 and 2010:

(In thousands)

	Commercial	Commercial Real Estate	Agriculture	Agriculture Real Estate	Total
December 31, 2011					
Grade:					
Pass	$ 51,970	$ 74,314	$ 21,732	$ 18,025	$ 166,041
Special Mention	5,245	1,259	19	62	6,585
Substandard	1,563	8,620	1,273	2,752	14,208
Total	$ 58,778	$ 84,193	$ 23,024	$ 20,839	$ 186,834

	Commercial	Commercial Real Estate	Agriculture	Agriculture Real Estate	Total
December 31, 2010					
Grade:					
Pass	$ 44,984	$ 61,324	$ 19,100	$ 18,093	$ 143,501
Special Mention	4,576	3,011	74	546	8,207
Substandard	1,879	8,643	616	1,153	12,291
Total	$ 51,439	$ 72,978	$ 19,790	$ 19,792	$ 163,999

Loans within the residential real estate and consumer portfolios do not have an internal loan rating system. Instead, they are monitored for past due status. If a residential real estate or consumer loan becomes 90 days past due, it is placed into nonaccrual status and the accrual of interest is discontinued.

Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual if collection of principal or interest is considered doubtful.

Note 4 – Loans (Continued)

Credit Quality – continued

The following table presents the classes of the residential real estate and consumer loan portfolios summarized by performing or nonaccrual as of December 31, 2011 and 2010:

(In thousands)

	1-4 Family	Home Equity	Consumer - Direct	Consumer - Indirect	Total
December 31, 2011					
Performing	$ 91,686	$ 51,800	$ 14,413	$ 14,821	$ 172,720
Nonaccrual	197	-	-	200	397
Total	$ 91,883	$ 51,800	$ 14,413	$ 15,021	$ 173,117

	1-4 Family	Home Equity	Consumer - Direct	Consumer - Indirect	Total
December 31, 2010					
Performing	$ 72,805	$ 48,168	$ 12,916	$ 14,474	$ 148,363
Nonaccrual	-	-	-	267	267
Total	$ 72,805	$ 48,168	$ 12,916	$ 14,741	$ 148,630

Note 5 - Land, Premises and Equipment

Land, premises and equipment, net consist of the following at December 31, 2011 and 2010:

	2011	2010
	(In thousands)	
Land	**$ 2,956**	$ 2,956
Buildings	**10,792**	10,397
Furniture and equipment	**5,482**	5,210
Leasehold improvements	**427**	427
Construction in progress	**1,332**	-
	20,989	18,990
Less accumulated depreciation	**(6,293)**	(5,634)
	$ 14,696	$ 13,356

Depreciation and amortization expense in 2011 and 2010 are included in noninterest expense as follows:

	2011	2010
	(In thousands)	
Buildings	**$ 277**	$ 250
Furniture and equipment	**471**	435
Leasehold improvements	**8**	17
	$ 756	$ 702

Note 5 - Land, Premises and Equipment (Continued)

As of December 31, 2011, the Bank had commitments of approximately $800,000 for additional capital expenditures.

At December 31, 2011, the Bank leased three of its branch facilities under non-cancelable operating leases. Future minimum rental payments under these leases are as follows:

Years Ending December 31,	(In thousands)
2012	$ 101
2013	91
2014	44
2015	-
2016	-
Thereafter	-
	$ 236

Rent expense under the operating leases totaled $117,000 and $114,000 in 2011 and 2010, respectively.

At December 31, 2011, the Bank leased out space under non-cancelable operating leases. Future minimum rental payments to be received by the Company under these leases are as follows:

Years Ending December 31,	(In thousands)
2012	$ 129
2013	130
2014	132
2015	118
2016	87
Thereafter	387
	$ 983

Rent income under the operating leases totaled $82,000 and $85,000 in 2011 and 2010, respectively.

Note 6 - Deposits

Certificates of deposit in denominations of $100,000 and over were $55.3 million and $51.9 million at December 31, 2011 and 2010, respectively.

At December 31, 2011, scheduled maturities of time deposits are as follows:

Years Ending December 31,	(In thousands)
2012	$ 90,121
2013	16,707
2014	3,218
2015	2,160
2016	2,849
	$ 115,055

Note 7 - Securities Sold Under Agreements to Repurchase

Information concerning securities sold under agreements to repurchase as of and for the years ended December 31 is summarized as follows:

	2011	2010
	(In thousands)	
Average balance	**$7,416**	$8,106
Maximum month-end balance	**$8,832**	$9,510
Carrying amounts of securities, including accrued interest, underlying the agreements	**$7,983**	$9,290

Securities sold under agreements to repurchase mature in less than 90 days from the transaction date. Securities sold under agreements to repurchase either remain under the control of the Bank or are held in third party custodial accounts that recognize the Bank's interest in the securities.

Note 8 - Borrowings

Borrowings consist of overnight advances and fixed rate term borrowings. At December 31, 2011 and 2010, there were $15.0 million and $25.8 million in overnight advances outstanding, respectively. The table below details additional information related to overnight advances for the years ended December 31,

	2011	2010
	(Dollars in thousands)	
Average outstanding balance	**$ 6,190**	$ 6,800
Interest expense	**23**	31
Weighted average interest rate during the year	**0.37%**	0.45%
Weighted average interest rate at end of year	**0.31%**	0.40%

At December 31, 2011 and 2010, there were term advances outstanding of $20.0 million and $11.0 million, respectively. During the year ended December 31, 2011, $6.0 million in term borrowings matured and were repaid. Term borrowings at December 31, 2011 consisted of $20.0 million of fixed rate, fixed term advances with a weighted average rate of 0.65% and a weighted average maturity of 4 months. Term borrowings at December 31, 2010 consisted of $11.0 million of fixed rate, fixed term advances with a weighted average rate of 1.61% and a weighted average maturity of 10 months.

Scheduled maturities for term borrowings at December 31, 2011 were as follows:

(In thousands) Years ending December 31,	**Amount** (In thousands)
2012	$ 20,000
Total	$ 20,000

As a member of the FHLB, the Bank can use certain unencumbered mortgage-related assets to secure borrowings from the FHLB. At December 31, 2011, total unencumbered mortgage-related loans were $25.7 million. Additional assets may also qualify as collateral for FHLB advances.

The Company, through the Bank, can use certain unencumbered collateral to secure borrowings at the Federal Reserve Bank. At December 31, 2011, total unencumbered collateral in the form of home equity loans and other consumer loans totaled $48.6 million.

Note 8 – Borrowings (Continued)

The Company, through the Bank, had available unsecured line of credit agreements with correspondent banks permitting borrowings to a maximum of $10.0 million at December 31, 2011 and 2010. There were no outstanding advances against those lines at December 31, 2011 or 2010.

Note 9 - Junior Subordinated Debentures

On June 27, 2003, the Company issued $1.035 million in junior subordinated debentures due June 27, 2033, to Trust I. The Company owns all of the $35,000 in common equity of Trust I and the debentures are the sole asset of Trust I. Trust I issued $1.0 million of floating-rate trust capital securities in a non-public offering. The floating-rate capital securities provide for quarterly distributions at a variable annual coupon rate, reset quarterly, based on three-month LIBOR plus 2.75%. The coupon rate was 3.330% at December 31, 2011, and 3.053% at December 31, 2010. The securities are callable by the Company, subject to any required regulatory approval, at par, after June 2008.

The Company unconditionally guarantees the Trust I capital securities. The terms of the junior subordinated debentures and the common equity of Trust I mirror the terms of the trust capital securities issued by Trust I. The Company used the net proceeds from this offering to fund an additional $1.0 million capital investment in the Bank to fund its operations and future growth.

On August 23, 2004, the Company issued $5.155 million in junior subordinated debentures due August 23, 2034, to Trust II. The Company owns all of the $155,000 in common equity of Trust II and the debentures are the sole asset of Trust II. Trust II issued $5.0 million of floating-rate trust capital securities in a non-public offering. The floating-rate capital securities provide for quarterly distributions at a variable annual coupon rate, reset quarterly, based on three-month LIBOR plus 2.65%. The coupon rate was 3.145% at December 31, 2011 and 2.934% at December 31, 2010. The securities are callable by the Company subject to any required regulatory approval, at par, after August 2009.

The Company unconditionally guarantees the Trust II capital securities. The terms of the junior subordinated debentures and the common equity of Trust II mirror the terms of the trust capital securities issued by Trust II. The Company used the net proceeds from this offering to fund an additional $5.0 million capital investment in the Bank to fund its operations and future growth.

In December 2009, the Company entered into an interest rate swap agreement (swap) with an effective date of February 23, 2011. The Company designated the swap as a cash flow hedge and it is intended to protect against the variability of cash flows associated with Trust II. The swap modifies the pricing characteristic of Trust II, wherein the Company receives interest at three-month LIBOR plus 2.65% from a counterparty and pays a fixed rate of interest of 6.80% to the same counterparty calculated on a notional amount of $5.0 million. This agreement will expire on November 23, 2019. The swap agreement was entered into with a counterparty that met the Company's credit standards, and the agreement contains collateral provisions protecting the at-risk party. The Company believes that the credit risk inherent in this contract is not significant. At December 31, 2011, the company pledged $1.0 million cash collateral to the counterparty.

At December 31, 2011 and 2010, the fair value of the swap agreement was a loss of $933,000 and $383,000, respectively, and was the amount the Company would have expected to pay to terminate the agreement. The fair value of the swap is included in other liabilities in the accompanying consolidated balance sheets. The net effect of the swap increased interest expense by $166,000 in 2011 and $0 in 2010.

On February 12, 2010, the Company issued $3.027 million in junior subordinated debentures due February 12, 2040, to Trust III. The Company owns all of the $95,000 in common equity of Trust III and the debentures are the sole asset of Trust III. Trust III issued $2.932 million of fixed rate convertible trust capital securities in a non-

Note 9 - Junior Subordinated Debentures (Continued)

public offering. These capital securities provide for quarterly distributions at a fixed annual coupon rate of 6.00%. The securities are callable by the Company, subject to any required regulatory approval, at par, after February 2015. Holders of the trust securities may convert the securities, at any time, into shares of the Company's common stock at a conversion price of $27.78 per share, subject to adjustments for splits, stock dividends, recapitalization and the like and issuances on a pro rata basis below the current market value, in-kind dividends and tender offers above market value.

The Company unconditionally guarantees the Trust III capital securities. The terms of the junior subordinated debentures and the common equity of Trust III mirror the terms of the convertible trust capital securities issued by Trust III. The Company used the net proceeds from this offering to fund an additional $2.9 million capital investment in the Bank for its operations and future growth.

In accordance with ASC Topic 810, *Consolidation*, the accounts of Trust I, Trust II and Trust III are not included in the consolidated financial statements of the Company. However, for regulatory purposes, the trust capital securities qualify as Tier I capital of the Company subject to a 25% of capital limitation under risk-based capital guidelines. The portion that exceeds the 25% of capital limitation qualifies as Tier II capital. At December 31, 2011 and 2010, $9.0 million in trust capital securities qualified as Tier I capital.

Note 10 - Income Taxes

The provision for income taxes consists of the following for the years ended December 31:

	2011	2010
	(In thousands)	
Current tax provision:		
Federal	**$ 1,759**	$ 1,726
State	**1**	1
Total current tax provision	**1,760**	1,727
Deferred tax expense/(benefit):		
Federal	**(71)**	(233)
State	**71**	(10)
Total deferred tax expense/(benefit)	**-**	(243)
	$ 1,760	$ 1,484

Income tax expense differed from the statutory federal income tax rate for the years ended December 31 as follows:

	2011	2010
	(In thousands)	
Statutory federal tax rate	**34.0%**	34.0%
Increase (decrease) resulting from:		
Tax-exempt interest income	**(7.0)**	(7.1)
Non-taxable earnings on bank-owned life insurance	**(1.1)**	(1.3)
Nondeductible expenses	**0.1**	0.1
Disallowed interest expense	**0.4**	0.4
Other, net	**(0.9)**	0.1
Effective tax rate	**25.5%**	26.2%

Note 10 - Income Taxes (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Components of the Company's net deferred tax assets at December 31, included in other assets in the accompanying consolidated balance sheets, are as follows:

	2011	2010
	(In thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 2,559	$ 2,290
Compensation and benefits	2,870	1,865
Other	458	375
Total deferred tax assets	$ 5,887	$ 4,530
Deferred tax liabilities:		
Prepaid pension	$ 1,009	$ 943
Depreciation	645	573
Net unrealized gains on available for sale securities	1,473	200
Other	557	385
Total deferred tax liabilities	$ 3,684	$ 2,101
Net deferred tax assets	$ 2,203	$ 2,429

Management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

At December 31, 2011 and 2010, the Company had New York State tax credit carryforwards totaling approximately $83,000 and $81,000, respectively. These carryforwards related primarily to mortgage recording taxes and property located in a New York State Economic Development Zone. There is no expiration date on these tax credit carryforwards.

At December 31, 2011 and December 31, 2010, the Company had no unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits to significantly increase within the next twelve months. The Company recognizes interest and penalties on unrecognized tax benefits in income tax expense in its Consolidated Statements of Income.

The Company conducts business only within New York State, and therefore files only federal and New York State tax returns. As the Company does not take uncertain tax positions, it has established no liability for uncertain tax positions. The Company did not have any accrued interest or penalties associated with any unrecognized tax benefits.

In the normal course of business the Company is subject to examination by taxing authorities. The Company is no longer subject to U.S. federal or state income tax examinations for years before 2007.

Note 11 - Stockholders' Equity

The common stock and treasury stock of the Company at December 31, 2011 and 2010 are as follows:

	2011	2010
Common stock, authorized shares, $0.50 par value	**2,000,000**	2,000,000
Issued shares [(1)]	**1,301,496**	1,301,496
Less: treasury stock shares[(1)]	**(11,618)**	(14,527)
Outstanding shares[(1)]	**1,289,878**	1,286,969

(1) Per share amounts have been adjusted to reflect a 3-for-2 stock split in the form of a stock dividend, effective February 29, 2012.

Total comprehensive income is reported in the accompanying consolidated statements of stockholders' equity.

Information related to net other comprehensive income (loss) is as follows:

	2011	2010
	(In thousands)	
Other comprehensive income (loss):		
Securities available for sale:		
Changes in net unrealized gains during the year	**$ 3,591**	$ (160)
Reclassification adjustment for gains included in income	**(407)**	(727)
Pension and postretirement benefits:		
Amortization of prior service costs	**1**	1
Amortization of net loss	**104**	89
Net actuarial loss	**(2,175)**	(423)
Change in net unrealized losses on the effective portion of cash flow hedge	**(550)**	(515)
	564	(1,735)
Tax (liability) benefit	**(225)**	694
Total other comprehensive income (loss)	**$ 339**	$ (1,041)

The components of accumulated other comprehensive loss, net of tax, as of December 31 were as follows:

	2011	2010
	(In thousands)	
Net actuarial losses and prior service costs for pension and postretirement benefit plans	**$ (2,432)**	$ (1,190)
Net unrealized gain on securities available for sale	**2,209**	299
Net unrealized loss on the effective portion of cash flow hedge	**(559)**	(230)
Accumulated other comprehensive loss	**$ (782)**	$ (1,121)

Note 12 - Pension and Postretirement Benefit Plans

The Company participates in the New York State Bankers Retirement System (the "System"), a non-contributory defined benefit pension plan (the "Pension Plan") covering substantially all employees. The benefits are based on years of service and the employee's highest average compensation during five consecutive years of employment.

The Company also maintains an unfunded postretirement health insurance plan (the "Healthcare Plan") for certain employees meeting eligibility requirements.

The Company engages independent, external actuaries to compute the amounts of liabilities and expense relating to these plans, subject to the assumptions that the Company selects. The benefit obligation for these plans represents the liability of the Company for current and retired employees, and is affected primarily by the following: service cost (benefits attributed to employee service during the period); interest cost (interest on the liability due to the passage of time); actuarial gains/losses (experience during the year different from that assumed and changes in plan assumptions); and benefits paid to participants.

The following table provides a reconciliation of the changes in the Pension Plan's benefit obligations and fair value of assets and the accumulated benefit obligation for the Healthcare Plan for the years ending December 31, 2011 and 2010:

	Pension Plan		Healthcare Plan	
	2011	**2010**	**2011**	**2010**
	(In thousands)			
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 5,574**	$ 4,519	**$ 388**	$ 396
Service cost	**599**	481	**4**	3
Interest cost	**296**	262	**24**	25
Actuarial loss (gain)	**1,719**	510	**38**	(6)
Expenses	**(7)**	(3)	-	-
Benefits paid	**(216)**	(195)	**(30)**	(30)
Benefit obligation at end of year	**7,965**	5,574	**424**	388
Change in plan assets:				
Fair value of plan assets at beginning of year	**6,065**	4,662	-	-
Actual return on plan assets	**1**	398	-	-
Employer contribution	**750**	1,200	**30**	30
Benefits paid	**(216)**	(195)	**(30)**	**(30)**
Fair value of plan assets at end of year	**6,600**	6,065	-	-
Funded status recognized	**$ (1,365)**	$ 491	**$ (424)**	$ (388)
Accumulated benefit obligation	**$ 6,380**	$ 4,630	**$ 424**	$ 388

The underfunded status of the Pension Plan has been recognized in other liabilities in the consolidated balance sheet at December 31, 2011 and the overfunded status was recognized in other assets in the consolidated balance sheet as of December 31, 2010. The unfunded status of the Healthcare Plan has been recognized in other liabilities as of December 31, 2011 and 2010.

Note 12 - Pension and Postretirement Benefit Plans (Continued)

The components of net periodic benefit cost and other comprehensive income are as follows:

	Pension Plan		Healthcare Plan	
	2011	2010	2011	2010
		(In thousands)		
Components of net periodic benefit cost:				
Service cost	$ 599	$ 481	$ 4	$ 3
Interest cost	296	262	24	25
Expected return on plan assets	(417)	(322)	-	-
Amortization of prior service cost	1	1	-	-
Amortization of net loss	100	85	4	4
Net periodic benefit cost	$ 579	$ 507	$ 32	$ 32
Other changes in plan assets and benefit obligations recognized in other comprehensive income:				
Net loss (gain)	$ 2,137	$ 430	$ 38	$ (6)
Recognized actuarial loss	(100)	(85)	(4)	(4)
Recognized prior service cost	(1)	(1)	-	-
Recognized in other comprehensive income	$ 2,036	$ 344	$ 34	$ (10)
Total recognized in net periodic benefit cost and other comprehensive income	$ 2,615	$ 851	$ 66	$ 22

The following table presents the components of accumulated other comprehensive loss, net of taxes, as of December 31:

	Pension Plan		Healthcare Plan	
	2011	2010	2011	2010
		(In thousands)		
Prior service cost (credit)	$ 3	$ 4	$ (22)	$ (28)
Net actuarial loss	2,381	1,164	70	50
Net periodic benefit cost	$ 2,384	$ 1,168	$ 48	$ 22

The estimated costs that will be amortized from accumulated other comprehensive loss into net periodic cost during 2012 are as follows:

	Pension Plan	Healthcare Plan	Total
		(In thousands)	
Prior service cost (credit)	$ 1	$ (4)	$ (3)
Net actuarial loss	243	7	250
Total	$ 244	$ 3	$ 247

{1531967: }

Weighted-average assumptions used in accounting for the plans were as follows:

	Pension Plan		Healthcare Plan	
	2011	**2010**	**2011**	**2010**
Discount rates:				
Benefit cost for Plan Year	**5.38%**	5.89%	**5.50%**	6.00%
Benefit obligation at end of Plan Year	**4.27%**	5.38%	**4.50%**	5.50%
Expected long-term return on plan assets	**7.00%**	7.00%	**N/A**	N/A
Rate of compensation increase:				
Benefit cost for Plan Year	**3.00%**	3.00%	**N/A**	N/A
Benefit obligation at end of Plan Year	**3.00%**	3.00%	**N/A**	N/A

The assumed health care cost trend rate used in the postretirement benefit plan at December 31, 2011 was 4.00%. Assumed health care trend rates may have a significant effect on the amounts reported for this plan. A 1% increase in the trend rate would increase the periodic benefit cost by $3,000 and increase the accumulated postretirement benefit obligation by $48,000.

The discount rate used for each period was based upon the rates of return on high-quality fixed income investments. The objective of using this approach is to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments, would provide the necessary future cash flows to pay benefits when they became due. The discount rates are evaluated at each measurement date to give effect to changes in the general level of interest rates.

The Company's funding policy is to contribute, at a minimum, an actuarially determined amount that will satisfy the minimum funding requirements determined under the appropriate sections of the Internal Revenue Code. While the Company has satisfied the minimum funding requirement for 2011, it expects to contribute to the Pension Plan during 2012. However, the amount of the contribution is not known at this time.

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows:

	Pension Plan	Healthcare Plan
Years Ending December 31,	(In thousands)	
2012	**$ 209**	**$ 32**
2013	**231**	**32**
2014	**262**	**32**
2015	**298**	**31**
2016	**327**	**31**
2017 - 2021	**2,107**	**151**

Note 12 - Pension and Postretirement Benefit Plans (Continued)

The fair value of the Company's pension plan assets at December 31, 2011 and 2010 by asset category are as follows:

	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(in thousands)			
December 31, 2011:				
Cash equivalents:				
Foreign currencies	$ 12	$ 12	$ -	$ -
Short term investment funds	689	-	689	
Total cash equivalents	701	12	689	-
Equity securities:				
U.S. large cap	1,967	1,967	-	-
U.S. mid cap	268	268	-	-
U.S. small cap	6	6	-	-
International	921	921	-	-
Total equity securities	3,162	3,162	-	-
Fixed income securities:				
Corporate bonds rated A or higher	274	-	274	-
Corporate bonds rated below A	321	-	321	-
Government issues	1,497	-	1,497	-
CMOs rated A or higher	595	-	595	-
CMOs rated below A	50	-	50	-
Total fixed income securities	2,737	-	2,737	-
Total	$ 6,600	$ 3,174	$ 3,426	$ -

{1531967: }

Note 12 - Pension and Postretirement Benefit Plans (Continued)

	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(in thousands)			
December 31, 2010:				
Cash equivalents:				
Foreign currencies	$ 13	$ 13	$ -	$ -
Short term investment funds	668	-	668	
Total cash equivalents	681	13	668	-
Equity securities:				
U.S. large cap	1,691	1,691	-	-
U.S. mid cap	173	173	-	-
U.S. small cap	13	13	-	-
International	1,049	1,049	-	-
Total equity securities	2,926	2,926	-	-
Fixed income securities:				
Corporate bonds rated A or higher	331	-	331	-
Corporate bonds rated below A	232	-	232	-
Government issues	1,763	-	1,763	-
CMOs rated A or higher	91	-	91	-
CMOs rated below A	41	-	41	-
Total fixed income securities	2,458	-	2,458	-
Total	$ 6,065	$ 2,939	$ 3,126	$ -

Fair value is defined under ASC 820 "Fair Value Measurements and Disclosures" as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Note 12 - Pension and Postretirement Benefit Plans (Continued)

In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Investments valued using the NAV (Net Asset Value) are classified as Level 2 if the System can redeem its investment with the investee at the NAV at the measurement date. If the System can never redeem the investment with the investee at the NAV, it is considered a Level 3. If the System can redeem the investment at the NAV at a future date, the System's assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset.

There were no transfers in or out of Level 3 in the years ended December 31, 2011 and 2010.

The Pension Plan was established in 1938 to provide for the payment of benefits to employees of participating banks. The Pension Plan is overseen by a Board of Trustees who meet quarterly and set the investment policy guidelines.

The overall investment strategy is to achieve a mix of approximately 97% of investments for long-term growth and 3% for near-term benefit payments with a wide diversification of asset types, fund strategies, and fund managers. The target allocations are shown in the table below. Cash equivalents consist primarily of short term investment funds and foreign currencies. Equity securities primarily include investments in United States large, mid and small cap equity securities, as well as international equity securities. Fixed income securities include corporate bonds, government issued and mortgage backed securities.

The weighted average expected long-term rate of return is estimated based on current trends as well as projected future rates of return on those assets and reasonable actuarial assumptions based on the guidance provided by Actuarial Standard Of Practice No. 27 "Selection of Economic Assumptions for Measuring Pension Obligations" for long term inflation, and the real and nominal rate of investment return for a specific mix of asset classes. The following assumptions were used in determining the long-term rate of return:

Equity securities: Dividend discount model, the smoothed earnings yield model, and the equity risk premium model

Fixed income securities: Current yield-to-maturity and forecasts of future yields

The long term rate of return considers historical returns. Adjustments were made to historical returns in order to reflect expectations of future returns. These adjustments were due to factor forecasts by economists and long-term U.S. Treasury yields to forecast long-term inflation. In addition, forecasts by economists and others for long-term gross domestic product growth were factored into the development of assumptions for earnings growth and per capita income.

Effective September 2011, the investment guidelines were revised. Currently, investment managers are prohibited from purchasing the following investments:

Equity securities:

- Short sales,
- Unregistered securities, and
- Margin purchases.

Fixed income securities:

- Mortgage backed securities that have an inverse floating rate coupon or that are interest only securities,
- Any asset backed security that is not issued by the U.S. government or its agencies or instrumentalities,
- In general, securities of less than Baa2/BBB quality, and
- Securities of less than A-quality may not in the aggregate exceed 10% of the investment manager's portfolio

Other financial instruments:

- Unhedged currency exposure in countries not defined as "high income economies" by the World Bank.

Prior to September 2011, investments in emerging countries as defined by the Morgan Stanley Emerging Markets Index and structured notes were prohibited.

All other investments not prohibited by policy are permitted. At December 31, 2011 the Pension Plan holds certain investments which are no longer deemed acceptable to acquire. These positions will be liquidated when the investment managers deem that such liquidation is in the best interest of the Pension Plan.

The target allocation for 2012 and actual allocation of plan assets as of December 31, 2011 and 2010 are as follows:

		% of Plan Assets at December 31,	
Asset Category	Target Allocation 2012	2011	2010
Cash equivalents	0-20%	10.6%	11.2%
Equity securities	40-60%	47.9%	48.2%
Fixed income securities	40-60%	41.5%	40.6%
Other financial instruments	0-5%	-	-

Defined Contribution Plan

The Bank has a contributory 401(k) Plan for substantially all employees. Employees are eligible to contribute a percentage of their salary up to the maximum as determined by the Internal Revenue Service. The Bank is required to match 75% of the employees' contributions up to a maximum of 6% of the employees' salaries. The Bank contributed $230,000 and $217,000 under these provisions during 2011 and 2010, respectively.

Supplemental Employee Retirement Plans

The Company maintains supplemental employee retirement plans (the "SERP") for certain executives. All benefits provided under the SERP are unfunded and, as these executives retire, the Company will make payments to plan participants. The unfunded status of the SERP at December 31, 2011 and 2010 was $2.2 million and $1.8 million, respectively, and is recorded in other liabilities in the consolidated balance sheet. Compensation expense related to the SERP was $360,000 and $340,000 for the years ended December 31, 2011 and 2010, respectively.

Deferred Compensation Plans

Prior to 2007, the Company had entered into employment agreements with key executives. These employment agreements established deferred compensation plans whereby Company stock was awarded and vested each year. In 2007, the Company terminated the employment agreements and related deferred compensation plans and established new deferred compensation plans for key executives. The new plans require a vesting period of three years from the original date the executive entered the plan. Awarded shares from both the prior plan and the current plan are restricted from being sold until employment is terminated.

The Company obtains shares for the new deferred compensation plan either through open market purchases or from treasury shares. The amount of awarded shares is based on the amount earned by each executive under the deferred compensation plan. The executives are awarded a number of shares based on the amount of deferred compensation earned divided by the value of the shares. The value of the shares purchased on the open market is the price paid. The value of the shares from treasury is the average daily closing price of the stock for each day within the past quarter. Total deferred compensation shares were 33,379 and 30,153 at December 31, 2011 and 2010, respectively. Total shares awarded were 3,226 and 3,645 for 2011 and 2010, respectively, while total nonvested shares were 29 and 54 at December 31, 2011 and 2010, respectively. Compensation expense is recognized over the vesting period, and is based upon the total amount of the value of the shares awarded to each executive. Compensation expense related to these plans was approximately $103,000 and $105,000 for the years ended December 31, 2011 and 2010, respectively.

Note 13 - Earnings Per Share

The following table presents a reconciliation of the earnings and shares used in calculating basic and diluted EPS for each of the years ended December 31:

	2011	2010
	(in thousands, except per share data)	
Net income available to common shareholders	**$ 5,138**	$ 4,168
Adjustment for dilutive potential common shares	**107**	-
Net income available for diluted common shares	**$ 5,245**	$ 4,168
Weighted average common shares used to calculate basic EPS	**1,289,790**	1,287,225
Add: effect of common stock equivalents	**105,552**	-
Weighted average common shares used to calculate diluted EPS	**1,395,342**	1,287,225
Earnings per common share:		
Basic	**$ 3.98**	$ 3.24
Diluted	**$ 3.76**	$ 3.24

Note 14 - Related Party Transactions

In the ordinary course of business, the Bank has and expects to continue to have transactions, including loans and deposit accounts, with the Company's and the Bank's executive officers and directors and their affiliates. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other unrelated persons and did not involve more than a normal risk of collectability or present any other unfavorable features.

Note 14 - Related Party Transactions (Continued)

The rollforward of loans to related parties for the years ended December 31 is as follows:

	2011	2010
	(In thousands)	
Beginning balance, January 1	$ 9,211	$ 9,606
New loans	894	965
Existing loans to new directors	-	567
Repayments	(929)	(1,927)
	9,176	9,211
Less loans to directors who retired during the year	(3,398)	-
Ending balance, December 31	$ 5,778	$ 9,211

The Bank has an operating lease with one of its directors. Under the terms of the lease, the Bank receives monthly payments of approximately $3,850 through August 2012, increasing 2.5% per year thereafter until August 2015.

Note 15 - Commitments and Contingent Liabilities

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments summarized as follows at December 31:

	2011	2010
	(In thousands)	
Commitments to extend credit:		
Commitments to grant loans	$ 45,191	$ 32,959
Unfunded commitments under commercial lines of credit	38,006	35,878
Unfunded commitments under consumer lines of credit	34,078	32,714
Standby letters of credit	8,061	6,384
	$ 125,336	$ 107,935

Note 15 - Commitments and Contingent Liabilities (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional lending commitments issued by the Bank to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support public and private borrowing arrangements. Generally, letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit. The Bank generally holds collateral supporting those commitments. Such collateral amounted to $7.8 million and $6.2 million at December 31, 2011 and 2010, respectively. The amount of the liability related to guarantees under standby letters of credit was not material at December 31, 2011 and 2010.

In addition to other investors, the Bank sells residential mortgage loans to the FHLB. The agreement with the FHLB includes a maximum credit enhancement liability of $3.3 million and $675,000 at December 31, 2011 and 2010, respectively, which the Bank may be required to pay if realized losses on any of the sold mortgages exceed the amount held in the FHLB's spread account. The FHLB is funding the spread account annually based on the outstanding balance of loans sold. The Bank's historical losses on residential mortgages have been lower than the amount being funded to the spread account. As such, the Bank does not anticipate recognizing any losses and, accordingly, has not recorded a liability for the credit enhancement.

Note 16 - Concentrations of Credit

The Company's loan customers are located primarily in the New York communities served by the Bank. Investments in state and local government securities also involve governmental entities within the Company's market area. Although operating in numerous communities in New York State, the Company is still dependent on the general economic conditions of New York. The largest concentration of credit by industry is Dairy Cattle and Milk Production, with loans outstanding of $14.8 million or 4.1% of total loans as of December 31, 2011. Risk related to this concentration is controlled through adherence to Farm Services Agency (FSA) standards for guaranteed loans, such as diligence in farm visits and loan closings per conditional commitments issued by FSA. The Company, as a matter of policy, does not extend credit to any single borrower, or group of related borrowers, in excess of its legal lending limit. Further information on the Company's lending activities is provided in "Note 4 Loans" in Notes to Consolidated Financial Statements.

Note 17 - Regulatory Matters

The supervision and regulation of financial and bank holding companies and their subsidiaries is intended primarily for the protection of depositors, the deposit insurance funds regulated by the Federal Deposit Insurance Corporation ("FDIC") and the banking system as a whole, and not for the protection of shareholders or creditors of bank holding companies. The various bank regulatory agencies have broad enforcement power over financial holding companies and banks, including the power to impose substantial fines, operational restrictions and other penalties for violations of laws and regulations and for safety and soundness considerations.

Capital

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined by regulation) and of Tier I capital (as defined) to average assets (as defined).

Management believes, as of December 31, 2011, that the Bank meets all capital adequacy requirements to which they are subject.

As of the most recent notification from the Office of the Comptroller of the Currency, the Bank was categorized as well capitalized. There are no conditions or events since the notification that management believes have changed the institution's category.

The Bank's capital amounts and ratios are also presented in the table below.

Capital - continued

(Dollars in thousands)

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
December 31, 2011:						
Total risk-based capital	**$50,364**	**13.8** %	**$≥29,107**	**≥8.0** %	**$≥36,384**	**≥10.0** %
Tier 1 capital	**$45,816**	**12.6** %	**$≥14,554**	**≥4.0** %	**$≥21,830**	**≥6.0** %
Tier 1 leverage	**$45,816**	**8.4** %	**$≥21,765**	**≥4.0** %	**$≥27,206**	**≥ 5.0** %
December 31, 2010:						
Total risk-based capital	$46,018	14.2 %	$≥25,948	≥8.0 %	$≥32,435	≥10.0 %
Tier 1 capital	$41,964	12.9 %	$≥12,974	≥4.0 %	$≥19,461	≥ 6.0 %
Tier 1 leverage	$41,964	8.2 %	$≥20,422	≥4.0 %	$≥25,528	≥ 5.0 %

Dividend Restrictions

In the ordinary course of business, the Company is dependent upon dividends from the Bank to provide funds for the payment of interest expense on the junior subordinated debentures, dividends to shareholders and to provide for other cash requirements. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of the Bank to fall below specified minimum levels. Approval is also required if dividends declared exceed the net profits for that year combined with the retained net profits for the preceding two years.

At December 31, 2011, the Bank's retained earnings available for the payment of dividends was approximately $11.8 million.

Note 18 - Fair Value Measurements and Fair Values of Financial Instruments

Determination of Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the *Fair Value Measurements and Disclosures* topic of FASB ASC, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

Fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment.

Fair Value Hierarchy

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1: Valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market.

Level 2: Valuation is based upon inputs other than quoted prices included within level 1 that are observable either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3: Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 2011 and 2010:

Cash, Due From Banks, and Interest-bearing Deposits in Banks

The carrying amounts reported in the consolidated balance sheets for these assets approximate those assets' fair values based on the short-term nature of the assets.

Investment Securities

The fair value of securities available for sale and held to maturity are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted prices. For certain securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3). In the absence of such evidence, management's best estimate is used. Management's best estimate consists of external support on certain Level 3 investments. Management has determined that the fair value of local government securities in the held to maturity portfolio approximate their carrying value. Restricted equity securities have restrictions on their sale and are carried at cost due to their limited marketability.

Loans Held for Sale

The fair value of loans held for sale is determined using quoted secondary-market prices. If no such quoted prices exist, the fair value of a loan is determined using quoted prices for a similar loan or loans, adjusted for the specific attributes of that loan.

Loans

The fair values of loans are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the loans. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal. Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

Impaired Loans

The fair value of loans considered impaired is generally determined based upon independent third party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. The fair value consists of the loan balances of $5.1 million and $4.6 million, net of valuation allowances of $1.8 million and $1.1 million as of December 31, 2011 and 2010, respectively.

Accrued Interest Receivable and Payable

The carrying amount of accrued interest receivable and accrued interest payable approximates its fair value.

Mortgage Servicing Rights

The carrying amount of mortgage servicing rights approximates their fair value.

Deposits

The fair values disclosed for demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates on comparable instruments to a schedule of aggregated expected monthly maturities on time deposits.

Securities Sold Under Agreements to Repurchase

The carrying amounts of securities sold under agreements to repurchase approximate their fair values.

Borrowings from the Federal Home Loan Bank

Fair values of borrowings from the FHLB are estimated using discounted cash flow analysis, based on quoted prices for new borrowings from the FHLB with similar credit risk characteristics, terms and remaining maturity. These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

Junior Subordinated Debentures

The fair values of junior subordinated debentures are estimated using discounted cash flow analysis, based on market rates currently offered on such debt with similar credit risk characteristics, terms and remaining maturity.

Interest Rate Swap Agreements

The fair values for interest rate swap agreements are based upon the amounts required to settle the contracts, which includes credit risk.

Off-Balance Sheet Financial Instruments

Fair values for off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties' credit standing.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2011 and 2010 are as follows:

Note 18 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis - continued

	Carrying Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
		(in thousands)		
December 31, 2011:				
Securities available for sale:				
United States treasuries	**$ 5,155**	**$ -**	**$ 5,155**	**$ -**
United States agencies	**30,812**	**-**	**30,812**	**-**
State and local governments	**51,409**	**-**	**51,409**	**-**
Mortgage-backed securities	**55,704**	**-**	**55,704**	**-**
Total securities available for sale	**$ 143,080**	**$ -**	**$ 143,080**	**$ -**
Interest rate swap agreements	**$ (933)**	**$ -**	**$ -**	**$ (933)**
December 31, 2010:				
Securities available for sale:				
United States treasuries	$ 12,977	$ -	$ 12,977	$ -
United States agencies	27,016	-	27,016	-
State and local governments	53,290	-	53,290	-
Mortgage-backed securities	61,013	-	61,013	-
Total securities available for sale	$ 154,296	$ -	$ 154,296	$ -
Interest rate swap agreements	$ (383)	$ -	$ -	$ (383)

The following table presents a reconciliation of financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31:

	2011	2010
	(In thousands)	
Beginning balance, January 1	**$ (383)**	$ 259
Principal payments	**-**	(127)
Unrealized loss included in other comprehensive income	**(550)**	(515)
Ending balance, December 31	**$ (933)**	$ (383)

Note 18 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Assets Measured at Fair Value on a Nonrecurring Basis

For financial assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2011 and 2010 are as follows:

	Carrying Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
		(In thousands)		
December 31, 2011:				
Impaired loans	$ 3,269	$ -	$ -	$ 3,269
December 31, 2010:				
Impaired loans	$ 3,490	$ -	$ -	$ 3,490

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2011 and 2010 are as follows:

	2011		2010	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
		(In thousands)		
Financial assets:				
Cash and due from banks	$ 13,749	$ 13,749	$ 8,679	$ 8,679
Interest-bearing deposits in banks	5,326	5,326	7,000	7,000
Investment securities	154,639	154,639	162,551	162,551
Loans, net of allowance	352,950	360,807	306,188	309,802
Accrued interest receivable	2,073	2,073	2,025	2,025
Mortgage servicing rights	462	462	422	422
Financial liabilities:				
Deposits	460,099	445,832	424,006	424,431
Securities sold under agreements to repurchase	7,058	7,058	7,691	7,691
Borrowings from FHLB	35,000	35,036	36,800	36,881
Junior subordinated debentures	9,217	8,263	9,217	8,484
Interest rate swap agreements	933	933	383	383
Accrued interest payable	93	93	122	122

Amounts in the preceding table are included in the consolidated balance sheets under the applicable captions. The fair values of off-balance sheet financial instruments are not significant.

Note 19 – Subsequent Events

The Company has evaluated events through the date these consolidated financial statements were available to be issued.

At a special meeting of the Company's shareholders held on February 15, 2012, the Company's shareholders (a) approved an amendment to the Company's Certificate of Incorporation that authorizes the increase of the Company's total number of authorized shares from 2,000,000 to 5,000,000 shares, with no change in the par value per share of $0.50, and (b) authorized a class of 5,000,000 liquidation value of convertible preferred stock.

At the February 16, 2012 board meeting, the Board of Directors approved a 3-for-2 stock split in the form of a stock dividend of the Company's common stock, effective February 29, 2012, for shareholders of record on February 28, 2012. All share data presented in the Company's financial statements has been adjusted retroactively to reflect this stock split.

At the February 28, 2012 board meeting, the Board of Directors approved a dividend of $0.30 per share, payable April 15, 2012, to shareholders of record on March 31, 2012.

Lyons Bancorp, Inc.

Consolidated Balance Sheets

As of March 31, 2012 and December 31, 2011
(Unaudited)

(In thousands)

Assets	March 31, 2012	December 31, 2011
Cash and due from banks	$ 14,721	$ 13,749
Interest-bearing deposits in banks	43,885	5,326
Cash and Cash Equivalents	58,606	19,075
Investment securities:		
Available for sale	142,301	143,080
Held to maturity	6,946	7,558
Restricted equity securities, at cost	3,166	4,001
Total Investment Securities	152,413	154,639
Loans	374,242	359,951
Less allowance for loan losses	(7,014)	(7,001)
Net Loans	367,228	352,950
Land, premises and equipment, net	15,280	14,696
Bank owned life insurance	7,650	7,593
Accrued interest receivable and other assets	7,080	6,498
Total Assets	$ 608,257	$ 555,451
Liabilities and Equity		
Liabilities		
Deposits:		
Interest-bearing	$ 440,498	$ 367,202
Non-interest-bearing	96,840	93,797
Total Deposits	537,338	460,999
Securities sold under agreements to repurchase	7,283	7,058
Borrowings from Federal Home Loan Bank	10,000	35,000
Junior subordinated debentures	9,217	9,217
Accrued interest payable and other liabilities	7,480	7,283
Total Liabilities	571,318	519,557
Equity		
Lyons Bancorp, Inc. stockholders' equity:		
Common stock	651	434
Paid-in capital	7,828	8,037
Retained earnings	29,663	28,477
Accumulated other comprehensive loss	(960)	(782)
Treasury stock, at cost	(299)	(328)
Total Lyons Bancorp, Inc. Stockholders' Equity	36,883	35,838
Noncontrolling interest	56	56
Total Equity	36,939	35,894
Total Liabilities and Equity	$ 608,257	$ 555,451

{1531967: }*See notes to consolidated financial statements.*

Lyons Bancorp, Inc.

Consolidated Statements of Income

For the three months ended March 31, 2012 and 2011
(Unaudited)

(In thousands, except per share data)	Three months ended March 31, 2012	2011
Interest Income		
Loans	**$ 4,601**	$ 4,064
Investment securities:		
Taxable	**561**	677
Non-taxable	**334**	344
Total Interest Income	**5,496**	5,085
Interest Expense		
Deposits	**695**	786
Borrowings	**173**	172
Total Interest Expense	**868**	958
Net Interest Income	**4,628**	4,127
Provision for Loan Losses	**-**	195
Net Interest Income after Provision for Loan Losses	**4,628**	3,932
Noninterest Income		
Service charges on deposit accounts	**504**	570
Loan servicing fees	**291**	171
Cardholder fees	**209**	179
Financial services fees	**114**	125
Net realized gains from sales/calls of available for sale securities	**215**	-
Realized gains on loans sold	**325**	129
Earnings on investment in bank owned life insurance	**57**	59
Other	**33**	86
Total Noninterest Income	**1,748**	1,319
Noninterest Expense		
Salaries and wages	**1,788**	1,632
Pensions and benefits	**708**	601
Occupancy	**443**	448
Data processing	**272**	241
Professional fees	**190**	249
FDIC and OCC assessments	**64**	202
Advertising	**168**	85
Loan fees	**200**	70
Office supplies	**77**	76
Other	**307**	290
Total Noninterest Expense	**4,217**	3,894
Income before Income Taxes	**2,159**	1,357
Income Tax Expense	**586**	349
Net income attributable to noncontrolling interest and Lyons Bancorp, Inc.	**1,573**	1,008
Less: Net income attributable to noncontrolling interest	**-**	-
Net Income available to common shareholders	**$ 1,573**	$ 1,008
Earnings Per Share – basic [(1)]	**$ 1.22**	$ 0.78
Earnings Per Share – diluted[(1)]	**$ 1.15**	$ 0.74

(1) Per share amounts have been adjusted to reflect a 3-for-2 stock split in the form of a stock dividend, effective February 29, 2012.

{1531967: }See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

For the three months ended March 31, 2012 and 2011
(Unaudited)

(In thousands)	Three months ended March 31, 2012	2011
Net income	**$ 1,573**	$ 1,008
Other comprehensive (loss)/income:		
Securities available for sale:		
Changes in net unrealized gains during the year	**(165)**	528
Reclassification adjustment for gains included in income	**(215)**	-
Pension and postretirement benefits:		
Amortization of prior service costs	**(1)**	(1)
Amortization of net loss	**63**	27
Net actuarial loss	**(46)**	(46)
Change in net unrealized losses on the effective portion of cash flow hedge	**68**	33
	(296)	541
Tax benefit/(liability)	**118**	(217)
Other comprehensive (loss)/income	**(178)**	324
Comprehensive income	**$ 1,395**	$ 1,332

{1531967: }*See notes to consolidated financial statements.*

Lyons Bancorp, Inc.

Consolidated Statements of Stockholders' Equity

For the three months ended March 31, 2012 and 2011
(Unaudited)

(In thousands, except per share data)

	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Noncontrolling Interest	Total
Balance - January 1, 2011	$ 434	$ 7,932	$ 24,569	$ (1,121)	$ (303)	$ 56	$ 31,567
Net income	-	-	1,008	-	-	-	1,008
Total other comprehensive income, net	-	-	-	324	-	-	324
Purchase of treasury stock	-	-	-	-	(3)	-	(3)
Issuance of treasury stock	-	9	-	-	26	-	35
Deferred compensation shares awarded, net	-	7	-	-	28	-	35
Cash dividends declared, $0.22 [(1)] per share	-	-	(284)	-	-	-	(284)
Balance – March 31, 2011	$ 434	$ 7,948	$ 25,293	$ (797)	$ (252)	$ 56	$ 32,682
Balance – January 1, 2012	$ 434	$ 8,037	$ 28,477	$ (782)	$ (328)	$ 56	$ 35,894
Net income	-	-	1,573	-	-	-	1,573
Total other comprehensive loss, net	-	-	-	(178)	-	-	(178)
Deferred compensation shares awarded, net	-	8	-	-	29	-	37
3-for-2 stock split in the form of a stock dividend	217	(217)	-	-	-	-	-
Cash dividends declared, $0.30 per share	-	-	(387)	-	-	-	(387)
Balance – March 31, 2012	$ 651	$ 7,828	$ 29,663	$ (960)	$ (299)	$ 56	$ 36,939

(1) Per share amounts have been adjusted to reflect a 3-for-2 stock split in the form of a stock dividend, effective February 29, 2012.

Consolidated Statements of Cash Flows
For the three months ended March 31, 2012 and 2011
(Unaudited)

(In thousands)	2012	2011
Cash Flows from Operating Activities		
Net income	**$ 1,573**	$ 1,008
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	**-**	195
Earnings on investment in bank owned life insurance	**(57)**	(59)
Net realized gain from sales/calls of available for sale securities	**(215)**	-
Realized gains on loans sold	**(325)**	(129)
Deferred compensation expense	**40**	37
Net amortization on securities	**296**	351
Depreciation and amortization	**205**	191
(Increase)/decrease in accrued interest receivable and other assets	**(382)**	484
Increase/(decrease) in accrued interest payable and other liabilities	**153**	(358)
Loans originated for sale	**(9,364)**	(9,745)
Proceeds from sales of loans	**12,132**	8,948
Net Cash Provided by Operating Activities	**4,056**	923
Cash Flows from Investing Activities		
Purchases of securities available for sale	**(19,733)**	(11,861)
Proceeds from sales of securities available for sale	**13,695**	-
Proceeds from principal paydowns, maturities and calls of securities available for sale	**6,371**	7,627
Purchases of held to maturity securities	**(124)**	(1,100)
Proceeds from maturities of securities held to maturity	**721**	189
Net decrease in restricted equity securities	**835**	875
Net (increase)/decrease in loans	**(16,721)**	733
Proceeds from sale of real estate owned	**-**	100
Premises and equipment purchases, net	**(789)**	(399)
Net Cash Used in Investing Activities	**(15,745)**	(3,836)
Cash Flows from Financing Activities		
Net increase in demand and savings deposits	**70,450**	32,702
Net increase in time deposits	**5,889**	7,371
Net increase/(decrease) in securities sold under agreements to repurchase	**225**	(422)
Net decrease in overnight borrowings from Federal Home Loan Bank	**(15,000)**	(25,800)
Repayment of term borrowings from Federal Home Loan Bank	**(10,000)**	-
Purchase of treasury stock	**-**	(3)
Issuance of treasury stock	**-**	35
Dividends paid	**(344)**	(283)
Net Cash Provided by Financing Activities	**51,220**	13,600
Net Increase in Cash and Cash Equivalents	**39,531**	10,687
Cash and Cash Equivalents – Beginning	**19,075**	15,679
Cash and Cash Equivalents – Ending	**$ 58,606**	$ 26,366
Supplementary Cash Flow Information		
Interest paid	**$ 865**	$ 952
Income taxes paid	**$ 82**	$ 1

{1531967: }See notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Lyons Bancorp, Inc. (the Company) provides a full range of commercial banking services to individual and small business customers through its wholly-owned subsidiary, The Lyons National Bank (the Bank). The Bank's operations are conducted in eleven branches located in Wayne, Onondaga, Yates, Ontario, and Seneca Counties, New York. The Company and the Bank are subject to the regulations of certain federal agencies and undergo periodic examinations by those regulatory authorities.

Basis of Presentation

The accompanying consolidated balance sheet as of December 31, 2011 was derived from the audited consolidated financial statements as of and for the year then ended of the Company. The consolidated financial statements at March 31, 2012 and for the three months ended March 31, 2012 and 2011 are unaudited.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. To the extent that information and notes required by GAAP for complete financial statements are contained in or are consistent with the audited financial statements incorporated in the Company's Offering Circular for the year ended December 31, 2011, such information and notes have not been duplicated herein. In the opinion of management, all adjustments (consisting of only normal recurring items) necessary for a fair presentation of the financial position and results of operations and cash flows at and for the periods presented have been included. Amounts in the prior year's consolidated financial statements have been reclassified whenever necessary to conform to the current year's presentation. These reclassifications, if any, had no effect on net income or stockholders' equity as previously reported. All material inter-company accounts and transactions have been eliminated in the consolidation. The results of operations and other data for the three months ended March 31, 2012 are not necessarily indicative of results that may be expected for the entire fiscal year ending December 31, 2012. These consolidated financial statements consider events that occurred through the date the consolidated financial statements were issued.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near future relate to the determination of the allowance and provision for loan losses, other-than-temporary impairment of investment securities, actuarial assumptions associated with the Company's benefit plans and deferred tax assets and liabilities.

Note 1 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements

In 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income* (ASU 2011-05). ASU 2011-05 was intended to increase the prominence of other comprehensive income in financial statements and help financial statement users better understand the cause of a company's change in financial position and results of operations. ASU 2011-05 requires companies to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income (one-statement approach) or in a two separate but consecutive statement (two-statement approach). ASU 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05* (ASU 2011-12), defers the specific requirement to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income.

ASU 2011-05 and ASU 2011-12 are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of these updates did not have a material impact on the Company's consolidated financial statements.

Note 2 - Investments

The amortized cost and fair value of investment securities, with gross unrealized gains and losses, are as follows at March 31, 2012 and December 31, 2011:

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
March 31, 2012:				
Available for Sale:				
United States treasuries	$ 5,063	$ 53	$ -	$ 5,116
United States agencies	28,600	1,250	-	29,850
State and local governments	54,696	1,303	(96)	55,903
Mortgage-backed securities	50,639	829	(36)	51,432
Total Available for Sale	$ 138,998	$ 3,435	$ (132)	$ 142,301
Held to Maturity:				
Local governments	$ 6,946	$ -	$ -	$ 6,946
Restricted Equity Securities	$ 3,166	$ -	$ -	$ 3,166

{1531967: }

Note 2 – Investments (Continued)

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2011:				
Available for Sale:				
United States treasuries	$ 5,066	$ 89	$ -	$ 5,155
United States agencies	29,639	1,173	-	30,812
State and local governments	49,933	1,476	-	51,409
Mortgage-backed securities	54,759	954	(9)	55,704
Total Available for Sale	$ 139,397	$ 3,692	$ (9)	$ 143,080
Held to Maturity:				
Local governments	$ 7,558	$ -	$ -	$ 7,558
Restricted Equity Securities	$ 4,001	$ -	$ -	$ 4,001

Proceeds from the sales of available for sale securities were $13.7 million and $0 for the three months ended March 31, 2012 and 2011, respectively. Gross realized gains on available for sale securities were $215,000 and $0 for the three months ended March 31, 2012 and 2011, respectively. There were no realized losses on available for sale securities during the three months ended March 31, 2012 or 2011.

All of the above mortgage-backed securities are residential direct pass through securities or collateralized mortgage obligations issued or backed by government sponsored enterprises (GSEs). Restricted equity securities primarily include non-marketable Federal Home Loan Bank New York (FHLBNY) stock and non-marketable Federal Reserve Bank (FRB) stock, both of which are required to be held for regulatory purposes and for borrowing availability. The required investment in FHLBNY stock is tied to both the Company's borrowing levels with the FHLB and commitments to sell residential mortgage loans to the FHLB. Holdings of FHLBNY stock and FRB stock totaled $2.4 million and $380,000 at March 31, 2012, respectively, and $3.2 million and $380,000 at December 31, 2011, respectively. These securities are carried at par, which is also cost. Restricted equity securities also include miscellaneous investments carried at par, which is also cost.

Restricted equity securities are held as a long-term investment and value is determined based on the ultimate recoverability of the par value. Impairment of these investments is evaluated quarterly and is a matter of judgment that reflects management's view of the issuer's long-term performance, which includes factors such as the following: its operating performance; the severity and duration of declines in the fair value of its net assets related to its capital stock amount; its commitment to make payments required by law or regulation and the level of such payments in relation to its operating performance; and its liquidity and funding position. After evaluating these considerations, the Company concluded that the par value of these investments will be recovered and, as such, has not recognized any impairment on its holdings of restricted equity securities.

The following table sets forth the Company's investment in securities with unrealized losses of less than twelve months and unrealized losses of twelve months or more at March 31, 2012 and December 31, 2011:

	Less than 12 Months		12 Months or More		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
March 31, 2012:						
United States treasuries	$ -	$ -	$ -	$ -	$ -	$ -
United States agencies	-	-	-	-	-	-
State and local governments	5,506	96	-	-	5,506	96
Mortgage-backed securities	3,075	36	-	-	3,075	36
	$ 8,581	$ 132	$ -	$ -	$ 8,581	$ 132

	Less than 12 Months		12 Months or More		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2011:						
United States treasuries	$ -	$ -	$ -	$ -	$ -	$ -
United States agencies	-	-	-	-	-	-
State and local governments	-	-	-	-	-	-
Mortgage-backed securities	4,380	9	-	-	4,380	9
	$ 4,380	$ 9	$ -	$ -	$ 4,380	$ 9

On a quarterly basis, the Company performs an assessment to determine whether there have been any events or economic circumstances indicating that a security with an unrealized loss has suffered other-than-temporary impairment. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the amortized cost basis, (2) the financial condition of the issuer (and guarantor, if any) and adverse conditions specifically related to the security, industry or geographic area, (3) failure of the issuer of the security to make scheduled interest or principal payments, (4) any changes to the rating of a security by a rating agency, (5) the presence of credit enhancements, if any, including the guarantee of the federal government or any of its agencies, (6) whether the Company intends to sell or more likely than not be required to sell the debt security, and (7) if the present value of the expected cash flow is not sufficient to recover the entire amortized cost.

There were twenty three securities with unrealized losses for less than twelve months at March 31, 2012, while at December 31, 2011 there were two securities with losses for less than twelve months. Substantially all of the unrealized losses on the Company's securities were caused by market interest rate changes from those in effect when the securities were purchased by the Company. The contractual terms of these securities do not permit the issuer to settle the securities at a price less than par value. Except for certain state and local government obligations, all securities rated by an independent rating agency carry an investment grade rating.

Note 2 – Investments (Continued)

Financial information relating to unrated state and government obligations is reviewed for indications of adverse conditions that may indicate other-than-temporary impairment. Because the Company does not intend to sell the securities with unrealized losses and it believes it is not likely to be required to sell the securities before recovery of their amortized cost basis, which may be, and is likely to be, maturity, the Company does not consider these securities to be other-than-temporarily impaired at March 31, 2012. In addition, there were no other-than-temporarily impaired charges in 2011.

The amortized cost and fair value of debt securities at March 31, 2012, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

(In thousands)	Available for Sale		Held to Maturity	
	Amortized Cost	**Fair Value**	**Amortized Cost**	**Fair Value**
Due in one year or less	$ 7,244	$ 7,291	$ 3,390	$ 3,390
Due after one year through five years	50,878	52,153	1,537	1,537
Due after five years through ten years	27,965	29,129	794	794
Due after ten years	2,272	2,296	1,225	1,225
Securities not due at a single maturity date	50,639	51,432	-	-
	$ 138,998	$ 142,301	$ 6,946	$ 6,946

Investment securities with carrying amounts of $129.2 million and $100.0 million at March 31, 2012 and December 31, 2011, respectively, were pledged to secure deposits as required or permitted by law.

Note 3 – Loans

Loans consist of the following at March 31, 2012 and December 31, 2011:

	March 31, 2012	December 31, 2011
	(In thousands)	
Residential real estate:		
1-4 family	$ 97,225	$ 91,883
Home equity	52,336	51,800
Commercial	86,756	84,193
Agriculture	21,152	20,839
Total mortgage loans on real estate	257,469	248,715
Commercial loans	67,169	58,778
Agriculture loans	20,541	23,024
Consumer installment loans:		
Direct	14,224	14,413
Indirect	14,839	15,021
Total consumer installment loans	29,063	29,434
Total loans	$ 374,242	$ 359,951

Net unamortized loan origination costs totaled $627,000 and $677,000 at March 31, 2012 and December 31, 2011, respectively and are included with their related loan class.

Loans held for sale totaled $2.1 million and $4.6 million at March 31, 2012 and December 31, 2011, respectively, and are included in total loans on the consolidated balance sheets.

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments are due. Generally loans are placed on nonaccrual status if principal or interest payments become 90 days or more past due and/or management deems the collectability of the principal and/or interest to be in question, as well as when required by regulatory requirements. The majority of the Company's loans classified as nonaccrual are not past due in accordance with their contractual obligations; however there are facts and circumstances regarding these loans that deem the collectability of the contractual payments to be in question.

Note 3 – Loans (Continued)

The following table presents past due loans by classes of the loan portfolio at March 31, 2012 and December 31, 2011:

(In thousands)	Current	30-89 Days Past Due	90 Days and Greater	Total Loans	Loans on Nonaccrual
March 31, 2012:					
Residential real estate:					
1-4 family	$ 96,811	$ 173	$ 241	$ 97,225	$ 336
Home equity	51,909	427	-	52,336	-
Commercial real estate	86,551	205	-	86,756	4,792
Agriculture real estate	20,681	471	-	21,152	70
Commercial loans	67,066	103	-	67,169	408
Agriculture loans	20,208	333	-	20,541	-
Consumer installment loans:					
Direct	14,166	58	-	14,224	-
Indirect	14,731	108	-	14,839	190
Total	$ 372,123	$ 1,878	$ 241	$ 374,242	$ 5,796

(In thousands)	Current	30-89 Days Past Due	90 Days and Greater	Total Loans	Loans on Nonaccrual
December 31, 2011:					
Residential real estate:					
1-4 family	$ 91,538	$ 231	$ 114	$ 91,883	$ 197
Home equity	51,392	408	-	51,800	-
Commercial real estate	83,817	376	-	84,193	4,956
Agriculture real estate	20,839	-	-	20,839	211
Commercial loans	58,600	178	-	58,778	371
Agriculture loans	23,018	6	-	23,024	6
Consumer installment loans:					
Direct	14,383	15	15	14,413	-
Indirect	14,981	40	-	15,021	200
Total	$ 358,568	$ 1,254	$ 129	$ 359,951	$ 5,941

At March 31, 2012 and December 31, 2011, loans that were over 90 days delinquent and still accruing totaled $0 and $15,000, respectively.

The changes in the allowance for loan losses are as follows for the three month periods ended March 31, 2012 and 2011:

	2012	2011
	(In thousands)	
Balance, January 1,	**$ 7,001**	$ 6,441
Provision for loan losses	**-**	195
Recoveries	**31**	83
Charge-offs	**(18)**	(164)
Balance, March 31,	**$ 7,014**	$ 6,555

Activity in the allowance for loan losses for the three months ended March 31, 2012 and 2011 follows:

(In thousands)

March 31, 2012	Commercial	Commercial Real Estate	Agriculture	Agriculture Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Beginning balance	$ 1,210	$ 2,770	$ 259	$ 167	$ 1,362	$ 388	$ 845	$ 7,001
Provisions for loan losses	74	(240)	(5)	30	(29)	(17)	187	-
Recoveries of loans previously charged off	14	-	-	-	-	17	-	31
Loans charged off	-	-	-	-	-	(18)	-	(18)
Ending balance	$ 1,298	$ 2,530	$ 254	$ 197	$ 1,333	$ 370	$ 1,032	$ 7,014

(In thousands)

March 31, 2011	Commercial	Commercial Real Estate	Agriculture	Agriculture Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Beginning balance	$ 1,110	$ 2,040	$ 210	$ 152	$ 1,054	$ 517	$ 1,358	$ 6,441
Provisions for loan losses	3	125	(28)	3	16	(154)	230	195
Recoveries of loans previously charged off	1	55	-	-	-	27	-	83
Loans charged off	(140)	-	-	-	-	(24)	-	(164)
Ending balance	$ 974	$ 2,220	$ 182	$ 155	$ 1,070	$ 366	$ 1,588	$ 6,555

Note 3 – Loans (Continued)

The allocation of the allowance for loan losses by loan segment is as follows at March 31, 2012 and December 31, 2011:

(In thousands)

March 31, 2012	Commercial	Commercial Real Estate	Agriculture	Agriculture Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Amount of allowance for loan losses on loans individually evaluated for impairment	$ 120	$ 1,501	$ -	$ -	$ -	$ -	$ -	$ 1,621
Amount of allowance for loan losses on loans collectively evaluated for impairment	1,178	1,029	254	197	1,333	370	1,032	5,393
Total allowance for loan losses	$ 1,298	$ 2,530	$ 254	$ 197	$ 1,333	$ 370	$ 1,032	$ 7,014
Loans individually evaluated for impairment	$ 408	$ 4,792	$ -	$ 70	$ -	$ -	$ -	$ 5,270
Loans collectively evaluated for impairment	66,761	81,964	20,541	21,082	149,561	29,063	-	368,972
Total Loans	$ 67,169	$ 86,756	$ 20,541	$ 21,152	$149,561	$ 29,063	$ -	$374,242

December 31, 2011	Commercial	Commercial Real Estate	Agriculture	Agriculture Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Amount of allowance for loan losses on loans individually evaluated for impairment	$ 124	$ 1,687	$ -	$ -	$ -	$ -	$ -	$ 1,811
Amount of allowance for loan losses on loans collectively evaluated for impairment	1,086	1,083	259	167	1,362	388	845	5,190
Total allowance for loan losses	$ 1,210	$ 2,770	$ 259	$ 167	$ 1,362	$ 388	$ 845	$ 7,001
Loans individually evaluated for impairment	$ 371	$ 4,956	$ 6	$ 211	$ -	$ -	$ -	$ 5,544
Loans collectively evaluated for impairment	58,407	79,237	23,018	20,628	143,683	29,434	-	354,407
Total Loans	$ 58,778	$ 84,193	$ 23,024	$ 20,839	$143,683	$ 29,434	$ -	$359,951

Management is committed to early recognition of loan problems and to maintaining an adequate allowance. At least quarterly, management reviews all commercial and commercial real estate loans and leases and agriculturally related loans with an outstanding principal balance of over $100,000 that are internally risk rated special mention or worse, giving consideration to payment history, debt service payment capacity, collateral support, strength of guarantors, local market trends, industry trends, and other factors relevant to the particular borrowing relationship. Through this process, management identifies impaired loans. For loans considered impaired, estimated exposure amounts are based upon collateral values or present value of expected future cash flows discounted at the original effective interest rate of each loan. For commercial loans, commercial mortgage loans, agricultural mortgages and agricultural loans not specifically reviewed, and for homogenous loan portfolios such as residential mortgage loans and consumer loans, estimated exposure amounts are assigned based upon historical net loss experience and current charge-off trends, past due status, and management's judgment of the effects of current economic conditions on portfolio performance. In determining and assigning historical loss factors to the various homogeneous portfolios, the Company calculates average net losses over a period of time and compares this average to current levels and trends to ensure that the calculated average loss factor is reasonable.

Significant factors that could give rise to changes in these estimates may include, but are not limited to, changes in economic conditions in the local area, concentration of risk, changes in interest rates, and declines in local property values. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The unallocated portion of the allowance for loan losses is maintained to cover uncertainties that could affect management's estimate of probable losses. The primary reason for the decrease in the unallocated portion of the allowance for loan losses year over year was in response to a review of the Company's largest impaired loan. During 2010, this relationship was deemed impaired and a specific allocation was determined using the information available to the Company. The relationship was subsequently restructured in the third quarter of 2010, and has since performed according to its contractual agreement. During 2011, a review of possible outcomes was performed relating to this significant relationship, to better quantify the impact to the Company if the loan discontinued making regular payments and became further distressed. As a result of that review, which included assumptions regarding collateral values in a variety of disposal situations, management allocated an additional $500,000 from the unallocated portion of the allowance as a specific allocation to this credit.

The above allocation is neither indicative of the specific amounts or the loan categories in which future charge-offs may occur, nor is it an indicator of future loss trends. The allocation of the allowance to each category does not restrict the use of the allowance to absorb losses in any category.

Note 3 – Loans (Continued)

The following table summarizes information regarding impaired loans by loan portfolio class for the periods indicated:

	As of March 31, 2012			For the three months ended March 31, 2012	
(In thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial loans	$ 288	$ 296	$ -	$ 269	$ -
Commercial real estate	-	-	-	-	-
Agriculture loans	-	-	-	-	-
Agriculture real estate	70	106	-	140	103
With an allowance recorded:					
Commercial loans	120	124	120	121	4
Commercial real estate	4,792	5,228	1,501	4,873	-
Total	$ 5,270	$ 5,754	$ 1,621	$ 5,403	$ 107
Summary:					
Commercial	$ 5,200	$ 5,648	$ 1,621	$ 5,263	$ 4
Agriculture	70	106	-	140	103
Total	$ 5,270	$ 5,754	$ 1,621	$ 5,403	$ 107

	As of December 31, 2011			For the three months ended March 31, 2011	
(In thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial loans	$ 247	$ 270	$ -	$ 3	$ 2
Commercial real estate	-	-	-	-	-
Agriculture loans	6	10	-	6	-
Agriculture real estate	211	377	-	253	-
With an allowance recorded:					
Commercial loans	124	124	124	439	-
Commercial real estate	4,956	5,327	1,687	4,624	-
Total	$ 5,544	$ 6,108	$ 1,811	$ 5,325	$ 2
Summary:					
Commercial	$ 5,327	$ 5,721	$ 1,811	$ 5,066	$ 2
Agriculture	217	387	-	259	-
Total	$ 5,544	$ 6,108	$ 1,811	$ 5,325	$ 2

{1531967: }

There were no loans designated as troubled debt restructurings (TDRs) in the first quarter of 2012 or 2011.

A loan that was restructured as a TDR is considered to be in payment default once it is 90 days contractually past due under the modified terms. During the three months ended March 31, 2012 and 2011, there were no TDRs that defaulted.

Credit Quality

The Company utilizes a ten grade internal loan rating system for commercial, commercial real estate, agriculture and agriculture real estate loans. Loans that are rated "1" through "6" are considered "pass" rated loans with low to average risk.

Loans rated a "7" are considered "special mention". These loans have potential weakness that deserves management's close attention. These weaknesses may, if not checked or corrected, weaken the asset or inadequately protect the Company's position at some future date. Borrowers may be experiencing adverse operating trends, or an ill-proportioned balance sheet. Adverse economic or market conditions may also support a special mention rating. These assets pose elevated risks, but their weakness does not yet justify a substandard classification.

Loans rated an "8" are considered "substandard". Generally a loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. Substandard loans have a high probability of payment default or they have other well-defined weaknesses. They require more intensive supervision by Company management. Substandard loans are generally characterized by current or unexpected unprofitable operations, inadequate debt service coverage, inadequate liquidity, or marginal capitalization.

Loans rated a "9" are considered "doubtful". Loans classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable. There were no doubtful loans at March 31, 2012 or December 31, 2011.

Loans rated a "10" are considered uncollectible ("loss") and of such little value that their continuance as loans is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this basically worthless loan even though partial recovery may be affected in the future. There were no loss loans at March 31, 2012 or December 31, 2011.

On an annual basis, or more often if needed, the Company formally reviews the ratings on all commercial, commercial real estate, agriculture and agriculture real estate loans. The Company also annually engages an independent third party to review a significant portion of loans within these segments. Management uses the results of these reviews as part of its annual review process.

Credit Quality – continued

The following table presents the classes of the commercial and agriculture loan portfolios summarized by the aggregate pass rating and the criticized and classified ratings of special mention and substandard within the Company's internal risk rating system as of March 31, 2012 and December 31, 2011:

(In thousands)

	Commercial	Commercial Real Estate	Agriculture	Agriculture Real Estate	Total
March 31, 2012					
Grade:					
Pass	$ 60,516	$ 77,500	$ 19,331	$ 18,594	$ 175,941
Special Mention	5,175	1,226	18	55	6,474
Substandard	1,478	8,030	1,192	2,503	13,203
Total	$ 67,169	$ 86,756	$ 20,541	$ 21,152	$ 195,618

	Commercial	Commercial Real Estate	Agriculture	Agriculture Real Estate	Total
December 31, 2011					
Grade:					
Pass	$ 51,970	$ 74,314	$ 21,732	$ 18,025	$ 166,041
Special Mention	5,245	1,259	19	62	6,585
Substandard	1,563	8,620	1,273	2,752	14,208
Total	$ 58,778	$ 84,193	$ 23,024	$ 20,839	$ 186,834

Loans within the residential real estate and consumer segments do not have an internal loan rating system. Instead, they are monitored for past due status. Generally, if a residential real estate or consumer loan becomes 90 days past due, it is placed into nonaccrual status and the accrual of interest is discontinued.

Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual if collection of principal or interest is considered doubtful.

Credit Quality – continued

The following table presents the classes of the residential real estate and consumer loan segments summarized by performing or nonaccrual as of March 31, 2012 and December 31, 2011:

(In thousands)

	1-4 Family	Home Equity	Consumer - Direct	Consumer - Indirect	Total
March 31, 2012					
Performing	$ 96,889	$ 52,336	$ 14,224	$ 14,649	$ 178,098
Nonaccrual	336	-	-	190	526
Total	$ 97,225	$ 52,336	$ 14,224	$ 14,839	$ 178,624

	1-4 Family	Home Equity	Consumer - Direct	Consumer - Indirect	Total
December 31, 2011					
Performing	$ 91,686	$ 51,800	$ 14,413	$ 14,821	$ 172,720
Nonaccrual	197	-	-	200	397
Total	$ 91,883	$ 51,800	$ 14,413	$ 15,021	$ 173,117

Note 4 - Stockholders' Equity

The common stock and treasury stock of the Company at March 31, 2012 and December 31, 2011 are as follows:

	March 31, 2012	December 31, 2011(1)
Common stock, authorized shares, $0.50 par value	**5,000,000**	2,000,000
Issued shares	**1,301,471**	1,301,496
Less: treasury stock shares	**(10,358)**	(11,618)
Outstanding shares	**1,291,113**	1,289,878

(1) Share amounts have been adjusted to reflect a 3-for-2 stock split in the form of a stock dividend, effective February 29, 2012.

At a special meeting held on February 15, 2012, our shareholders (a) approved an amendment to the Company's Certificate of Incorporation that authorizes the increase of our total number of authorized shares from 2,000,000 to 5,000,000 shares, with no change in the par value per share of $0.50, and (b) authorized a class of 5,000,000 liquidation value of convertible preferred stock. In addition, at the February 16, 2012 board meeting, our Board of Directors approved a 3-for-2 stock split of our common stock in the form of a stock dividend, effective February 29, 2012, for shareholders of record on
February 28, 2012.

The components of accumulated other comprehensive loss, net of tax, as of March 31, 2012 and December 31, 2011 were as follows:

	March 31, 2012	December 31, 2011
	(In thousands)	
Net actuarial losses and prior service costs for pension and postretirement benefit plans, net of taxes of ($1,615) and ($1,623) at March 31, 2012 and December 31, 2011, respectively	**$ (2,423)**	$ (2,432)
Net unrealized gain on securities available for sale, net of taxes of $1,321 and $1,473 at March 31, 2012 and December 31, 2011, respectively	**1,981**	2,209
Net unrealized loss on the effective portion of cash flow hedge, net of taxes of ($346) and ($373) at March 31, 2012 and December 31, 2011, respectively	**(518)**	(559)
Accumulated other comprehensive loss	**$ (960)**	$ (782)

Note 5 - Pension and Postretirement Benefit Plans

The Company participates in the New York State Bankers Retirement System (the "System"), a non-contributory defined benefit pension plan (the "Pension Plan") covering substantially all employees. The benefits are based on years of service and the employee's highest average compensation during five consecutive years of employment.

The Company also maintains an unfunded postretirement health insurance plan (the "Healthcare Plan") for certain employees meeting eligibility requirements.

The Company engages independent, external actuaries to compute the amounts of liabilities and expense relating to these plans, subject to the assumptions that the Company selects. The benefit obligation for these plans represents the liability of the Company for current and retired employees, and is affected primarily by the following: service cost (benefits attributed to employee service during the period); interest cost (interest on the liability due to the passage of time); actuarial gains/losses (experience during the year different from that assumed and changes in plan assumptions); and benefits paid to participants.

The components of net periodic benefit cost for the three months ended March 31, 2012 and 2011 are as follows:

	Pension Plan		Healthcare Plan	
	2012	2011	2012	2011
Components of net periodic benefit cost:		(In thousands)		
Service cost	**$ 212**	$ 150	**$ 1**	$ 1
Interest cost	**83**	74	**6**	6
Expected return on plan assets	**(113)**	(104)	**-**	-
Amortization of prior service cost	**-**	-	**(1)**	(1)
Amortization of net loss	**61**	25	**2**	2
Net periodic benefit cost	**$ 243**	$ 145	**$ 8**	$ 8

As discussed in its 2011 Annual Report, the Company is not required to contribute to its pension plan in 2012, but it may make voluntary contributions. The Company did not contribute to the pension plan in the first three months of 2012.

Note 6 - Earnings Per Share (EPS)

The following table presents a reconciliation of the earnings and shares used in calculating basic and diluted EPS for each of the three months ended March 31:

	2012	2011
	(in thousands, except per share data)	
Net income available to common shareholders	$ 1,573	$ 1,008
Adjustment for dilutive potential common shares	27	26
Net income available for diluted common shares	$ 1,600	$ 1,034
Weighted average common shares used to calculate basic EPS	1,290,989	1,287,962
Add: effect of common stock equivalents	105,552	105,552
Weighted average common shares used to calculate diluted EPS	1,396,541	1,393,514
Earnings per common share:		
Basic	$ 1.22	$ 0.78
Diluted	$ 1.15	$ 0.74

Share amounts have been adjusted to reflect a 3-for-2 stock split in the form of a stock dividend, effective February 29, 2012.

Note 7 - Fair Value Measurements and Fair Values of Financial Instruments

Determination of Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the *Fair Value Measurements and Disclosures* topic of FASB ASC, the fair value of assets and liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various assets and liabilities. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

Fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment.

Fair Value Hierarchy

In accordance with this guidance, the Company groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Note 7 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Fair Value Hierarchy - continued

Level 1: Valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market.

Level 2: Valuation is based upon inputs other than quoted prices included within level 1 that are observable either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3: Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement. Level 3 assets and liabilities include those whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as those for which determination of fair value requires significant management judgment or estimation.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at March 31, 2012 and December 31, 2011:

Cash, Due From Banks, and Interest-bearing Deposits in Banks

The carrying amounts reported in the consolidated balance sheets for these assets approximate those assets' fair values based on the short-term nature of the assets.

Investment Securities

The fair value of securities available for sale and held to maturity are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted prices. For certain securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3). In the absence of such evidence, management's best estimate is used. Management's best estimate consists of external support on certain Level 3 investments. Management has determined that the fair value of local government securities in the held to maturity portfolio approximate their carrying value. Restricted equity securities have restrictions on their sale and are carried at cost due to their limited marketability.

Loans Held for Sale

The fair value of loans held for sale is determined using quoted secondary-market prices. If no such quoted prices exist, the fair value of a loan is determined using quoted prices for a similar loan or loans, adjusted for the specific attributes of that loan.

Loans

The fair values of loans are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the loans. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal. Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

Impaired Loans

The fair value of loans considered impaired is generally determined based upon independent third party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. The fair value consists of the loan balances of $4.9 million and $5.1 million, net of valuation allowances of $1.6 million and $1.8 million as of March 31, 2012 and December 31, 2011, respectively.

Accrued Interest Receivable and Payable

The carrying amount of accrued interest receivable and accrued interest payable approximates their fair values.

Mortgage Servicing Rights

The carrying amount of mortgage servicing rights approximates their fair value.

Deposits

The fair values disclosed for demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates on comparable instruments to a schedule of aggregated expected monthly maturities on time deposits.

Securities Sold Under Agreements to Repurchase

The carrying amounts of securities sold under agreements to repurchase approximate their fair values.

Borrowings from the Federal Home Loan Bank (FHLB)

Fair values of borrowings from the FHLB are estimated using discounted cash flow analysis, based on quoted prices for new borrowings from the FHLB with similar credit risk characteristics, terms and remaining maturity. These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

Junior Subordinated Debentures

The fair values of junior subordinated debentures are estimated using discounted cash flow analysis, based on market rates currently offered on such debt with similar credit risk characteristics, terms and remaining maturity.

Interest Rate Swap Agreements

The fair values for interest rate swap agreements are obtained from a third party pricing agent and are based upon the amounts required to settle the contracts, which includes credit risk. The unobservable inputs are developed by the third party pricing agent and are not adjusted by the Company.

Note 7 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Off-Balance Sheet Financial Instruments

Fair values for off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties' credit standing.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at March 31, 2012 and December 31, 2011 are as follows:

	Carrying Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
		(in thousands)		
March 31, 2012:				
Securities available for sale:				
United States treasuries	**$ 5,116**	**$ -**	**$ 5,116**	**$ -**
United States agencies	**29,850**	**-**	**29,850**	**-**
State and local governments	**55,903**	**-**	**55,903**	**-**
Mortgage-backed securities	**51,432**	**-**	**51,432**	**-**
Total securities available for sale	**$ 142,301**	**$ -**	**$ 142,301**	**$ -**
Interest rate swap agreements	**$ (865)**	**$ -**	**$ -**	**$ (865)**
December 31, 2011:				
Securities available for sale:				
United States treasuries	$ 5,155	$ -	$ 5,155	$ -
United States agencies	30,812	-	30,812	-
State and local governments	51,409	-	51,409	-
Mortgage-backed securities	55,704	-	55,704	-
Total securities available for sale	$ 143,080	$ -	$ 143,080	$ -
Interest rate swap agreements	$ (933)	$ -	$ -	$ (933)

The following table presents a reconciliation of financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended March 31:

	2012	2011
	(In thousands)	
Beginning balance, January 1	**$ (933)**	$ (383)
Unrealized gain included in other comprehensive income	**68**	33
Ending balance, March 31	**$ (865)**	$ (350)

{1531967: }

Note 7 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis - continued

Significant unobservable inputs include prepayment rates and probability of default. Significant increases or decreases in either input in isolation would result in a lower or higher fair value of the interest rate swap agreement. Generally, a change in the assumption used for the default is accompanied by a directionally opposite change in the prepayment assumption.

Assets Measured at Fair Value on a Nonrecurring Basis

For financial assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at March 31, 2012 and December 31, 2011 are as follows:

	Carrying Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(In thousands)			
March 31, 2012:				
Impaired loans	$ 3,292	$ -	$ -	$ 3,292
December 31, 2011:				
Impaired loans	$ 3,269	$ -	$ -	$ 3,269

The following table presents quantitative information about Level 3 fair value measurements for financial assets measured at fair value on a nonrecurring basis at March 31, 2012:

Financial Instruments	Valuation Technique	Unobservable Inputs	Range of Quantitative Information
Impaired Loans	Appraisal of collateral and income approach	Discounts to reflect realizable value	10% - 50%

{1531967: }

Note 7 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The carrying amounts and estimated fair values of the Company's financial instruments at March 31, 2012 and December 31, 2011 are presented in the following table: This table includes those financial assets and liabilities that are not measured and reported at fair value on a recurring basis or nonrecurring basis.

	March 31, 2012		December 31, 2011	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
	(In thousands)			
Financial assets:				
Level 1 inputs:				
Cash and due from banks	**$ 14,721**	**$ 14,721**	$ 13,749	$ 13,749
Interest-bearing deposits in banks	**43,885**	**43,885**	5,326	5,326
Level 2 inputs:				
Investment securities	**152,413**	**152,413**	154,639	154,639
Accrued interest receivable	**2,176**	**2,176**	2,073	2,073
Mortgage servicing rights	**474**	**474**	462	462
Level 3 inputs:				
Loans, net of allowance	**367,228**	**375,715**	352,950	360,807
Financial liabilities:				
Level 2 inputs:				
Deposits	**$ 537,338**	**$ 525,055**	$ 460,099	$ 445,832
Securities sold under agreements to repurchase	**7,283**	**7,283**	7,058	7,058
Borrowings from FHLB	**10,000**	**10,014**	35,000	35,036
Junior subordinated debentures	**9,217**	**8,413**	9,217	8,263
Accrued interest payable	**96**	**96**	93	93
Level 3 inputs:				
Interest rate swap agreements	**865**	**865**	**933**	**933**

Amounts in the preceding table are included in the consolidated balance sheets under the applicable captions. The fair values of off-balance sheet financial instruments are not significant.

PART III

EXHIBITS

INDEX TO EXHIBITS

*Previously Filed

EXHIBIT 1.2

(See Attached)

Lyons Bancorp, Inc.

COMMON STOCK

($0.50 Par Value)

AMENDED AND RESTATED AGENCY AGREEMENT

May 15, 2012

Northeast Capital & Advisory, Inc.
7 Airport Park Boulevard
Latham, New York 12110

Dear Sirs:

Lyons Bancorp, Inc. ("Lyons") and its wholly owned subsidiary, Lyons National Bank, of Lyons, New York (the "Bank"), hereby confirm their agreement (this "Agreement") with Loomis & Co., Inc. and its wholly owned subsidiary, Northeast Capital & Advisory, Inc. (collectively the "Agent" or "NECA") as follows:

1. Introduction. Lyons, a New York corporation and a registered bank holding company under the Bank Holding Company Act of 1956, as amended, proposes to distribute to its shareholders non-transferable subscription rights ("Rights") to purchase up to 192,307 shares of its common stock, $0.50 par value (the "Shares"), at a price of $26.00 per Share (the "Offering Price") in what is defined as a "Rights Offering." Existing shareholders will receive one Right for each Share owned and for each Share underlying Lyons's convertible trust preferred securities. Each Right entitles the holder to purchase one-eighth of a Share at the Offering Price in the Rights Offering. If the Rights holder exercises the Rights for all of the Shares held of record, such Rights holder may also subscribe to purchase additional Shares, subject to certain conditions and limitations. Lyons and the Agent also intend to offer any unsold Shares from the Rights Offering to new investors in a "Supplemental Offering" with preference given to natural persons residing in the following seven counties of New York State: Cayuga, Monroe, Onondaga, Ontario, Seneca, Wayne and Yates in what is referred to as the community portion of the Supplemental Offering. Any Shares remaining available after the Rights Offering and the community portion of the Supplemental Offering will be offered to new investors outside of the foregoing seven counties by the Agent in what is referred to as the syndicated portion of the Supplemental Offering (the Agent will thus participate in both the community and the syndicated portions of the Supplemental Offering).Shares offered by the Agent in the Supplemental Offering are on a best efforts basis with NECA as selling agent and/or dealer manager. NECA is not obligated to purchase any Shares if they are not sold, and the NECA is not required to sell any specific number or dollar amount of Shares . The combination of the Rights Offering and the Supplemental Offering are sometimes referred to herein as the "Offering". The Rights Offering will terminate on June 12, 2012 and the Supplemental Offering will terminate on June 22, 2012, or, in both cases, on a later date selected by Lyons, but in no event later than July 16, 2012 (the "Termination Date"). Lyons proposes to retain NECA pursuant to this Agreement to act as Lyons' exclusive financial advisor, selling agent and, to the extent necessary, as dealer manager to advise Lyons in connection with the Offering, to solicit investors for the Shares and, in NECA's discretion, to enter into arrangements with other soliciting dealers who will also solicit investors for the Shares on behalf of Lyons.

2. Representations and Warranties. Lyons represents and warrants to NECA that:

a) Lyons has filed an Offering Statement (the "Offering Statement"), which includes an Offering Circular, including exhibits, and any amendment(s) or supplement(s) thereto (the "Offering Circular"), with the Securities and Exchange Commission (the "SEC") in accordance with the Securities Act of 1933, as amended (the "Act") and the rules and regulations of the SEC under Regulation A ("Regulation A"). At the time the Offering Circular (including any amendment or supplement) was filed and at the time the Offering Circular was qualified, the Offering Circular contained all statements that were required to be stated therein in accordance with the Act and Regulation A, complied in all material respects with the requirements of the Act and Regulation A and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and at the Closing Date referred to in Section 3, the Offering Circular (including any amendment or supplement thereto), will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and all conditions required by the SEC will have been met.

b) The Bank's deposit accounts are insured by the Federal Deposit Insurance Corporation (the "FDIC"). The FDIC has not initiated proceedings seeking the revocation or termination of such insurance and, to the knowledge of the Bank, no such proceedings are threatened by the FDIC.

c) No stop order has been issued by the SEC preventing or suspending the use of the Offering Circular, and no action by or before any such government entity to revoke any approval, authorization or order of effectiveness related to the Offering is pending or, to the knowledge of Lyons or the Bank, threatened.

d) Lyons is a duly organized corporation, validly existing and in good standing under the laws of the State of New York with full power and authority to own its property and conduct its business as described in the Offering Circular. Lyons is also a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Lyons has four (4) subsidiaries. The Bank is a duly organized national bank, validly existing and in good standing under the laws and regulations of the OCC, with full power and authority to own its own property and conduct its business as described in the Offering Circular. Lyons and the Bank are duly qualified to transact business and in good standing in each other jurisdiction in which the failure to so qualify would have a material adverse effect on the operations of each entity. Lyons and the Bank do not own equity securities or any equity interest in any other business enterprise except as described in the Offering Circular or as would not be material to the operations of Lyons and the Bank.

e) Lyons and the Bank have all such power, authority, authorizations, approvals and orders as may be required to enter into this Agreement, to carry out the provisions and conditions hereof and to issue and sell the Shares to be sold as contemplated by this Agreement.

f) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Lyons and the Bank, and this Agreement has been duly and validly executed and delivered by Lyons and the Bank and is the legal, valid, and binding agreement of Lyons and the Bank, enforceable in accordance with its terms, except as rights to indemnity and contribution hereunder may be limited under applicable law and subject to bankruptcy, insolvency, reorganization or other laws relating to or affecting the enforcement of creditors' rights generally and equitable principles limiting the right to obtain specific enforcement or similar equitable relief.

g) Lyons and the Bank have good and marketable title to, or valid and enforceable leasehold estates in, all items of real and personal property which are stated in the Offering Circular to be owned or leased by them, in each case free and clear of all liens, encumbrances, claims, security interests and defects, other than those referred to in the Offering Circular and those which do not have a material adverse effect upon the operations of Lyons and the Bank.

h) Except as set forth in the Offering Circular, there is no litigation or governmental or regulatory proceeding or investigation pending or, to the knowledge of Lyons and the Bank, threatened against, or involving the properties of, Lyons and the Bank which individually or in the aggregate could have a material adverse effect on the condition (financial or otherwise), operations, business, assets or properties of Lyons and the Bank.

i) The consolidated financial statements and any related schedules which are included in the Offering Circular present fairly the financial condition, statement of operations and earnings and cash flow of Lyons at the dates thereof and for the periods covered thereby and comply as to form in all material respects with accounting principles generally accepted in the United States of America (GAAP). Such consolidated financial statements have been prepared in accordance with GAAP consistently applied throughout the periods involved and present fairly in all respects the information required to be stated therein. The other financial information and related notes in the Offering Circular related to Lyons present fairly and accurately the information shown thereby at the respective dates thereof and for the respective periods covered thereby on a basis, except as set forth in the Offering Circular, consistent with the audited and unaudited consolidated financial statements of Lyons included therein.

j) From the latest date of the financial statements set forth in the Offering Circular, except as referred to in the Offering Circular: (i) there has been no material adverse change in the condition (financial or otherwise) of Lyons and the Bank, nor in the earnings, capital or properties of Lyons and the Bank; (ii) there has been no material increase in the short-term or long-term debt of Lyons and the Bank; (iii) there have been no material transactions entered into by Lyons and the Bank other than those in the ordinary course of business; and (iv) the capitalization, assets, liabilities, properties and business of Lyons and the Bank conform in all material respects to the descriptions thereof contained in the Offering Circular. Lyons and the Bank do not have any material liabilities of any kind, contingent or otherwise, except as set forth in the Offering Circular.

k) As of the date of this Agreement and as of the Closing Date, neither Lyons or the Bank are (i) in violation of their respective Articles of Organization or Bylaws, or similar charter documents or (ii) in default in the performance or observance of any material obligation, agreement, covenant, or condition contained in any material contract, lease, loan agreement, indenture or other instrument to which they are a party or by which they or any of their property may be bound, except such defaults which would not have a material adverse effect on the financial condition or results of operations of Lyons or the Bank. The consummation of the transactions herein contemplated will not: (i) conflict with or constitute a breach of, or default under, or result in the creation of any material lien, charge or encumbrance upon any of the assets of Lyons or the Bank pursuant to the Articles of Organization or Bylaws of Lyons or the Bank, or similar charter documents or any material contract, lease or other instrument to which Lyons or the Bank are a party, or any applicable law, rule, regulation or order; (ii) violate any authorization, approval, judgment, decree, order, statute, rule or regulation applicable to Lyons or the Bank; or (iii) result in the creation of any material lien, charge or encumbrance upon any property of Lyons or the Bank.

l) No default exists, and no event has occurred which with notice or lapse of time, or both, would constitute a default, on the part of Lyons or the Bank in the due performance and observance of any term, covenant or condition of any indenture, mortgage, deed of trust, note, bank loan or credit agreement or any other instrument or agreement to which Lyons or the Bank is a party or by which they or any of their property are bound or affected, except such defaults which would not have a material adverse effect on the financial condition or results of operations of Lyons or the Bank; such agreements are in full force and effect; and no other party to any such agreements has instituted or, to the knowledge of Lyons or the Bank, threatened any action or proceeding wherein Lyons or the Bank would or might be alleged to be in default thereunder.

m) The shares of capital stock of Lyons or the Bank previously subscribed for and the issuance and sale of the Shares by Lyons or the Bank pursuant to the Offering Circular have been duly authorized by all necessary action of Lyons or the Bank. The Shares, when issued and paid for, will be fully paid and non-assessable and will conform to the description thereof contained in the Offering Circular. The purchasers, upon issuance of the Shares against payment therefore, will acquire the Shares free and clear of all claims, encumbrances, security interests and liens whatsoever created or suffered to be created by Lyons or the Bank. Except as described in the Offering Circular, Lyons or the Bank do not have outstanding any options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or any contracts or commitments to issue or sell, any shares of capital stock of Lyons or the Bank or any such warrants, options, convertible securities or obligations. The certificates representing the Shares will conform with the requirements of applicable laws and regulations.

n) No approval of any regulatory or supervisory or other public authority is required in connection with the execution and delivery of this Agreement or the issuance of the Shares, except for the approval of the SEC and any necessary qualification, notification, registration or exemption under the securities or blue sky laws of the various states in which the Shares are to be offered, and except as may be required under the rules and regulations of the Financial Industry Regulatory Authority ("FINRA").

o) To the knowledge of Lyons and the Bank, Bonadio & Co., LLP, which has certified the 2011 consolidated financial statements of Lyons included in the Offering Circular, is an independent registered public accounting firm within the meaning of Rule 101 of the Rules of Conduct of the Code of Ethics of the American Institute of Certified Public Accountants and the standards established by the Public Company Accounting Oversight Board.

p) Lyons and the Bank have filed all federal, state and local tax returns required to be filed where the consequences of the failure to so file would have a material adverse effect upon the operations or the assets of Lyons and the Bank and have made timely payments of all taxes due and payable in respect of such returns, and no material deficiency has been asserted with respect thereto by any taxing authority.

q) Lyons and the Bank have not relied upon NECA or its legal counsel for any legal, tax or accounting advice in connection with the Offering.

r) Prior to the Offering, and except as disclosed in the Offering Statement, neither Lyons, nor the Bank have: (i) issued any securities within the last 12 months; (ii) had any material dealings within the 12 months prior to the date hereof with any member of FINRA, or any person related to or associated with such member, other than discussions and meetings relating to the proposed Offering; (iii) entered into a financial or management consulting agreement except as contemplated hereunder; or (iv) engaged any intermediary between the Agent and Lyons or the Bank in connection with the offering of the Shares, and no person is being compensated in any manner for such service. Appropriate arrangements have been made for placing the funds received from subscriptions for Shares in a special non-interest-bearing account with Tioga State Bank until all Shares are sold and paid for, with provision for refund to the purchasers in the event that the Offering is not completed for whatever reason or for delivery to Lyons or the Bank if all Shares are sold.

3. Appointment of NECA: Sale and Delivery of the Shares. Subject to the terms and conditions herein set forth, Lyons and the Bank hereby appoint NECA as their managing agent to consult with and advise Lyons and the Bank, and appoint NECA to solicit purchase orders for Shares on behalf of Lyons and the Bank in connection with Lyon's sale of common stock in the Offering. On the basis of the representations and warranties herein contained, and subject to the terms and conditions herein set forth, NECA accepts such appointment and agrees to use its best efforts to solicit purchase orders for Shares in accordance with this Agreement, subject to the right of Lyons and the Bank to accept or reject such orders in whole or in part in its sole discretion; provided, however, that NECA shall not be obligated to take any action which is inconsistent with any applicable laws, regulations, decisions or orders. The appointment of NECA hereunder shall terminate on the Closing Date.

In connection with the solicitation of offers to buy Shares in the Offering, NECA may, in its discretion, seek to form a syndicate of registered broker/dealers ("Soliciting Dealers") to participate on a best efforts basis in the solicitation of subscription orders for Shares, subject to the terms and conditions of a soliciting dealer agreement substantially in the form attached hereto as Exhibit A. Appropriate arrangements have been made for placing the funds received from subscriptions for Shares in a special non-interest-bearing account with Tioga State Bank until all Shares are sold and paid for, with provision for refund to the purchasers in the event that the Offering is not completed for whatever reason or for delivery to Lyons if all Shares are sold.

In the event the Closing does not occur on or before July 16, 2012, this Agreement shall terminate and the escrow agent shall refund to any persons who have subscribed for any of the Shares the full amount which it may have received from them, together with interest as provided in the Offering Circular, and no party to this Agreement shall have any obligation to the others hereunder, except for those set forth in Section 6(a), (b), (c) and (d) hereof, and any payments by Lyons to NECA made in connection with services already performed and/or out-of-pocket expenses already incurred by NECA at the time of termination of this Agreement (i.e., the $50,000 fee set forth in Section 3(a) below and reasonable out-of-pocket expenses incurred by NECA as set forth in Section 3(c) below).

Lyons and the Bank agree to issue or have issued the Shares sold and to release for delivery certificates for such Shares on the Closing Date against payment therefore by release of funds from the special non-interest-bearing accounts referred to above. The closing shall be held at the offices of Woods Oviatt Gilman LLP, Rochester, New York, at 9:00 a.m., local time, or at such other place and time as shall be agreed upon by the parties hereto. Lyons and the Bank shall notify NECA by telephone, confirmed in writing, when the Offering is to be concluded.

Certificates for Shares shall be delivered directly to the purchasers thereof or in accordance with their directions. Notwithstanding the foregoing, certificates for Shares purchased through Soliciting Dealers shall be made available to NECA for checking at least 24 hours prior to the Closing Date at such office as NECA shall designate. The hour and date upon which Lyons shall release for delivery all of the Shares, in accordance with the terms hereof, are herein called the "Closing Date."

Lyons and the Bank will pay any stock issue and transfer taxes which may be payable with respect to its sale of the Shares.

NECA will receive the following compensation for its services performed under this Agreement. Except as otherwise noted, the compensation is payable at the Closing Date by Lyons and the Bank:

a) An initial, non-refundable fee of $50,000 for services already performed by NECA in connection with (i) conducting due diligence of the relevant records and documents of Lyons and the Bank, (ii) advising the boards of Lyons and the Bank on feasible debt and/or equity financing vehicles, (iii) assisting in developing a stock offering distribution plan and (iv) developing investor screening criteria, prioritizing best candidates and assisting in creating "road show" presentations. The $50,000 fee has been paid in full, and NECA has applied its hourly charges, which have exceeded $50,000 to date, against such fee.

b) Lyons and the Bank will be obligated to pay an amount to NECA equal to seven percent (7%) of the aggregate offering price of the Shares sold in the community or syndicated portions of the Supplemental Offering by NECA, other than to existing security holders of Lyons. Lyons and the Bank will be obligated to pay an amount to NECA equal to two percent (2.0%) of the aggregate offering price of the Shares sold in the Rights Offering, as well as the Shares sold in the community portion of the Supplemental Offering to (i) existing security holders of Lyons or (ii) by Lyons or its management and Board of Directors. Such two percent (2%) amount will be payable to NECA as compensation for the following services provided by NECA: (i) road show scheduling, (ii) travel and attendance at most of such presentations by management of Lyons, (iii) assisting in preparation of the slide show presented at such meetings, (iv) coaching management on information to include in road show presentations, (v) identifying investors who may be hostile, (vi) developing investor screening criteria, (vii) making marketing changes to the offering documents to solicit investor interest, (viii) answering questions by all such investors and (ix) lending the value traditionally added by an "underwriter" to the overall offering. To the extent Soliciting Dealers participate in the sale of Shares, the Agent will endeavor to distribute the Shares among Soliciting Dealers in a fashion which best meets the distribution objectives of Lyons. The Agent will pass on to Soliciting Dealers who assist in the syndicated offering an amount competitive with gross underwriting discounts charged at such time for comparable amounts of Shares sold at a comparable price per share in a similar market environment; provided that with respect to sales in the syndicated offering to persons other than existing security holders of Lyons, Lyons and the Bank will pay to NECA, as a management fee, a reduced fee of two percent (2.0%) of the aggregate purchase price for Shares sold after the date of the Offering Circular by all other Soliciting Dealers, and the Soliciting Dealers will earn a commission of five percent (5%) for Shares sold by them. Furthermore, in the event of a syndicated offering where Soliciting Dealers participate in the sale of shares, the minimum compensation in connection with such syndicated offering paid to NECA shall not be less than the lesser of $100,000 or two percent (2%) of the aggregate offering price of the Shares sold in the syndicated portion of the Supplemental Offering, which shall be in addition to the $50,000 non-refundable fee set forth above in Section 3(a) and any other fees earned by NECA in connection with the rights offering or the community portion of the Supplemental Offering and any expenses of NECA that Lyons and the Bank shall reimburse, as set forth in Section 3(c). Notwithstanding the foregoing, no commission payment will be payable to NECA by Lyons and the Bank with respect to the sale of any Shares sold in the Rights Offering in any jurisdiction where the payment of such commission would disqualify Lyons from utilizing the applicable exemption from registration of the Shares or the offer thereof within such jurisdiction for Rights Offerings. The preceding sentence shall have no force or effect with respect to the sale of shares in the community portion or the syndicated portion of the Supplemental Offering.

c) Lyons and the Bank will bear those expenses of the proposed offering customarily borne by issuers, including, without limitation, regulatory filing fees, "Blue Sky," and any FINRA filing and registration fees; the fees of Lyons and the Bank's accountants and attorneys, printing, mailing and marketing expenses associated with the Offering; and fees for "Blue Sky" legal work, and the fees set forth under this Section 3. If NECA incurs expenses on behalf of Lyons and the Bank, Lyons and the Bank will reimburse NECA for such expenses. Lyons and the Bank will pay or reimburse NECA for all of its reasonable, accountable expenses incurred in connection with the transactions contemplated herein, including (a) those incurred by NECA, if any, in connection with the preparation, printing, filing, delivery and shipping of the Offering Circular (including the consolidated financial statements contained therein), and any amendments or supplements thereto, this Agreement and related agreements and communications and related documents; (b) filing fees paid or incurred by NECA in connection with all filings with FINRA; and (c) reasonable, accountable out-of- pocket expenses incurred by NECA relating to the offering of the Shares (including legal fees, travel expenses and out-of-pocket disbursements of legal counsel), provided such reimbursable expenses shall not exceed $30,000 without prior approval of Lyons (and shall not exceed $35,000 even with the prior approval of Lyons, assuming the Offering is completed by July 16, 2012). Should the Offering be terminated for any reason, the Agent shall be entitled to payment or reimbursement of all expenses accruing through the stage at which the termination occurred, including any legal fees.

Full payment of Agent's actual and accountable expenses, advisory fees and compensation shall be made in next day funds on the earlier of the Closing Date or a determination by Lyons and the Bank to terminate or abandon the Offering.

4. Further Agreements. Each of Lyons and the Bank covenants and agrees with NECA that:

a) After use of the Offering Circular has been approved by the SEC, Lyons and the Bank will notify NECA immediately, and confirm the notice in writing, (i) when any amendment or supplement to the Offering Circular has been filed, (ii) of the issuance by the SEC of any cease and desist order relating to the Offering Circular or of the initiation or the threat of any proceedings for that purpose, (iii) of the receipt of any notice with respect to the suspension of the qualification of the Shares for offering or sale in any jurisdiction, and (iv) of the receipt of any comments from the staff of the SEC relating to the Offering Circular. Lyons and the Bank will make every reasonable effort to prevent the issuance of a cease and desist order, and if the SEC enters such an order relating to the Offering Circular at any time, Lyons and the Bank will make every reasonable effort to obtain the lifting of such order at the earliest possible moment.

b) During the time when an offering circular is required to be delivered under the Act, Lyons, the Bank and NECA will comply with all requirements imposed upon it by the Act and Regulation A, as from time to time in force, and applicable state law so far as is necessary to permit the continuance of offers and sales of or dealings in the Shares in accordance with the provision hereof and the Offering Circular. If, at any time when an Offering Circular relating to the Shares is required to be delivered, any event shall have occurred as a result of which, in the opinion of counsel for Lyons and the Bank or counsel for NECA, the Offering Circular as then amended or supplemented included an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend or supplement the Offering Circular to comply with any law or regulation, Lyons and the Bank and/or NECA will notify the other party promptly and Lyons and the Bank will prepare and file with the SEC an appropriate amendment or supplement. Lyons and the Bank will not file or use any amendment or supplement to the Offering Circular of which NECA has not first been furnished a copy or to which NECA shall reasonably object after having been furnished such copy. For the purposes of this subsection (b), Lyons and the Bank will furnish such information with respect to itself as NECA may from time to time reasonably request.

c) Lyons and the Bank will deliver to NECA and to its counsel two conformed copies of the Offering Circular, as originally filed, and of each amendment or supplement thereto, including all exhibits. Further, Lyons and the Bank will deliver such additional copies of the foregoing documents to counsel for NECA as may be required for any FINRA and "Blue Sky" filings.

d) Lyons and the Bank authorize NECA, all members of any selling group which may be formed in connection with the distribution of the Shares, and all dealers to whom any of the shares may be sold by members of the selling group, to use the Offering Circular (as amended or supplemented, if amended or supplemented) in connection with the sale of the Shares but only in jurisdictions in which the Shares may lawfully be sold. Lyons and the Bank have taken or will take all necessary action to comply with an applicable exemption from qualification or registration of the Shares for offer and sale by Lyons and the Bank under the securities or "Blue Sky" laws of the jurisdictions in which the Offering will be conducted as determined by agreement of NECA and Lyons and the Bank; provided, however, that Lyons and the Bank shall not be obligated to execute or file any general consent to service of process or to qualify as a foreign corporation to do business under the laws of any such jurisdiction.

e) Lyons and the Bank will comply with any and all material terms, conditions, requirements and provisions with respect to the Offering, and the transactions contemplated thereby, imposed by the SEC or the Act and the rules and regulations promulgated thereunder to be complied with prior to or subsequent to the Closing Date and when the Offering Circular is required to be delivered, and during such time period the Bank will comply, at its own expense, with all material requirements imposed upon them by the SEC or the Act and the rules and regulations promulgated thereunder, in each case as from time to time in force, so far as necessary to permit the continuance of sales or dealing in the common stock during such period in accordance with the provisions hereof and the Offering Circular.

f) Lyons and the Bank will not sell or issue, contract to sell or otherwise dispose of, for a period of 180 days after the Closing Date, without NECA's prior written consent, any of its securities other than the Shares or other than in connection with any plan or arrangement described in the Offering Circular.

g) During the period of three years hereafter, Lyons will mail: (i) to NECA, as soon as practicable after the end of each fiscal year of Lyons and the Bank, an audited balance sheet and statements of operations, stockholders' equity and changes in financial position as at the end of and for such year; (ii) to NECA, as soon as practicable after the end of each of the first three quarters of each fiscal year, a balance sheet and statement of operations of Lyons and the Bank (which need not be audited) as at the end of and for such quarter and the year to date and as at the end of and for the corresponding periods of the preceding fiscal year; and (iii) to NECA, as soon as available, a copy of each other report of Lyons and the Bank mailed to its security holders or filed with the SEC pursuant to the Act or otherwise, other than on a confidential basis; each press release and material news item and article released by Lyons or the Bank; and such additional publicly available documents and public information with respect to Lyons or the Bank as NECA may reasonably request. In addition, a summary of the quarterly income statements required to be delivered to NECA under clause (ii) of the preceding sentence shall be made public through the issuance of an appropriate press release at the same time or prior to the time such statements are delivered to NECA. During any period when Lyons or the Bank has an active subsidiary or subsidiaries, such financial statements will be on a consolidated basis to the extent the accounts of Lyons and the Bank and its subsidiary or subsidiaries are consolidated.

h) Lyons and the Bank will take such actions and furnish such information as are reasonably requested by NECA or in order for NECA to assure compliance with the FINRA's rules in connection with this Agreement.

i) Lyons and the Bank shall not deliver the Shares until Lyons and the Bank has satisfied or caused to be satisfied each condition set forth in Section 5 hereof, unless such condition is waived.

5. Conditions of Obligations of NECA. Lyons, the Bank, and NECA agree that the issuance and sale of the Shares and all obligations of NECA provided herein shall be subject to the accuracy of the representations and warranties contained herein as of the date hereof and as of the Closing Date, to the accuracy of the statements of officers and directors of Lyons and the Bank made pursuant to the provisions hereof, to the performance by Lyons and the Bank of their obligations hereunder to be performed at or prior to the Closing Date, and to the following conditions:

a) No cease and desist order suspending the use and distribution of the Offering Circular, as amended from time to time, shall have been issued and no proceedings for that purpose shall have been taken or, to the knowledge of Lyons and the Bank, shall be contemplated by the SEC.

b) At the Closing Date, NECA shall receive the favorable opinion of Woods Oviatt Gilman LLP, counsel for Lyons and the Bank, dated the Closing Date, addressed to NECA, in form and substance satisfactory to counsel for NECA and to the effect that:

i) The Bank has been duly organized and is validly existing as a national bank in good standing under the laws of the OCC with full corporate power and authority to own its properties and conduct its business as described in the Offering Circular and the Bank is duly qualified to transact business and is in good standing in each other jurisdiction in which the failure to so qualify would have a material adverse effect upon the operations or assets of The Bank;

ii) Lyons has been duly incorporated and is validly existing as a New York corporation in good standing under the laws of the state of New York and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, with full corporate power and authority to own its own properties and conduct its business as described in the Offering Circular; Lyons is duly qualified to transact business and is in good standing in each other jurisdiction in which the failure to so qualify would have a material adverse effect upon the operations or assets of either Lyons or the Bank;

iii) Lyons has authorized common stock as set forth in the Offering Circular and the description of such common stock in the Offering Circular is accurate and complete in all material respects;

iv) the issuance and sale of the Shares have been duly and validly authorized by all necessary corporate action on the part of Lyons; the Shares, when issued and paid for in accordance with and as contemplated by this Agreement, will be fully paid and non- assessable, no shareholders of Lyons have any preemptive rights with regard to the issuance of the Shares, and the purchasers of the Shares from Lyons upon issuance thereof and against payment therefore, will acquire such Shares free and clear of all claims, encumbrances, security interests and liens whatsoever created or suffered to be created by Lyons;

v) the certificates for the Shares comply with applicable requirements of New York law;

vi) Subject to the satisfaction of the conditions to the SEC's approval of, or non-objection to, the Offering, no further approval, registration, authorization, consent or other order of any federal regulatory agency is required in connection with the execution and delivery of this Agreement, the issuance of the Shares and the consummation of the Offering, except as may be required under the securities or "Blue Sky" laws of various jurisdictions (as to which no opinion need be rendered) and except as may be required under the rules and regulations of FINRA. The Offering has been consummated in all material respects in accordance with Regulation A, and the Act, and pursuant to an exemption from the Securities Act of 1933, as amended;

vii) the Offering Circular (as amended or supplemented, so amended or supplemented) has been approved for use by the SEC and no cease and desist order suspending its use has been issued by the SEC, or to such counsel's knowledge is any such order pending or threatened;

viii) at the time the Offering Circular (as amended or supplemented, so amended or supplemented) was approved by the SEC, it complied as to form in all material respects with the requirements of the Act and Regulation A. The Offering Circular has been approved by the SEC and no action has been taken, and to such counsel's knowledge none is pending or threatened, to revoke such approval;

ix) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Lyons and the Bank and this Agreement constitutes the legal, valid and binding agreement of Lyons and the Bank, enforceable in accordance with its terms, except as rights to indemnity and contribution hereunder may be limited under applicable laws and such counsel may avail itself of customary exceptions concerning the effect of bankruptcy, insolvency or similar laws and the availability of equitable remedies;

x) except as set forth in the Offering Circular, to the best of counsel's knowledge, there is no litigation or governmental proceeding pending or threatened against, or involving the properties of, Lyons and the Bank required to be disclosed in the Offering Circular that are not disclosed in the Offering Circular;

xi) the information in the Offering Circular under the captions: "Summary"; "Risk Factors"; "Supervision and Regulation"; and "Description of Securities" to the extent that such information constitutes matters of law, summaries of legal matters, documents or proceedings, or legal conclusions, has been reviewed by such counsel and is correct in all material respects. The discussion of statutes or regulations described or referred to in the Offering Circular are accurate summaries and fairly present the information required to be shown;

xii) none of the execution and delivery of this Agreement, the incurrence of the obligations herein set forth or the consummation of the transactions herein contemplated will conflict with or constitute a breach of or default under, or result in the creation or imposition of any lien, charge or other encumbrance upon any of the properties or assets of Lyons or the Bank pursuant to, their Certificate of Incorporation, Articles of Association or Bylaws, or any contract, lease, loan agreement, mortgage, note, indenture or other instrument, to which Lyons or the Bank is a party or by which it may be bound and filed with the Offering Statement, or to which any of the properties or assets of Lyons or the Bank is subject, or any applicable law or administrative regulation or any administrative or court decree;

xiii) to the best of counsel's knowledge, except as disclosed in the Offering Circular, neither Lyons nor the Bank are presently in breach of, or in default (nor has an event occurred which with notice or lapse of time or both would constitute a default) under, any indenture, lease, mortgage, deed of trust, note, bank loan of credit agreement or any other instrument or agreement (in any respect that is material in light of the financial condition of Lyons or the Bank) to which Lyons or the Bank is a party or by which it or any of its properties may be bound or affected; and Lyons or the Bank is not in violation of any term or provision of their Certificate of Incorporation, Articles of Association or Bylaws or, to the best of counsel's knowledge, in material violation of any judgment, decree, order, statute, rule or regulation; and

In rendering such opinion, such counsel may rely as to matters of fact on certificates of officers and directors of Lyons or the Bank and certificates of public officials, and as to matters of law relating to other jurisdictions on opinions of local counsel reasonably acceptable to counsel for NECA; provided such counsel shall state that such counsel believes that it and NECA are justified in relying on the opinion of such local counsel.

c) At the Closing Date, NECA shall receive the favorable opinion of Alston & Bird LLP, counsel for NECA, dated the Closing Date and addressed to NECA, with respect to such matters as NECA reasonably may require. In rendering such opinion, such counsel may rely as to matters of fact upon certificates of officers and directors of Lyons or the Bank and certificates of public officials and as to matters of law upon the opinion of counsel referred to in clause (b) above and the letter referred to in clause (e) below.

d) Counsel for NECA shall have been furnished such documents and opinions as they reasonably may require for the purpose of enabling them to review or pass upon the matters required by NECA pursuant to clause (c) above, and in order to evidence the accuracy, completeness or satisfaction of any of the representations, warranties or conditions herein contained.

e) At the Closing Date, NECA shall receive a letter from counsel for Lyons and the Bank that shall state that during the preparation of the Offering Circular, they participated in conferences with certain officers of, the independent public accountants for, and other representatives of Lyons and the Bank, at which conferences the contents of the Offering Circular and related matters were discussed and, while such counsel have not confirmed the accuracy or completeness of or otherwise verified the information contained in the Offering Circular, and do not assume any responsibility for such information, based upon such conferences and a review of documents deemed relevant for the purpose of rendering their view (relying as to materiality as to factual matters on certificates of officers and other factual representations by Lyons and the Bank), nothing has come to their attention that would lead them to believe that the Offering Circular, or any amendment or supplement thereto (other than the consolidated financial statements, the notes thereto, and other tabular, financial, and statistical data included therein as to which no view need be rendered) contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

f) NECA shall have received on the Closing Date, a certificate or certificates of the President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer of Lyons and the Bank to the effect that, as of the Closing Date:

i) they have carefully reviewed the Offering Circular and, in their opinion, at the time the Offering Circular became authorized for final use, the Offering Circular did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

ii) since the date the Offering Circular became authorized for final use, no event has occurred which should have been set forth in an amendment or supplement to the Offering Circular which has not been so set forth, including specifically, but without limitation, any material adverse change in the condition, financial or otherwise, or in the earnings, capital, properties or business of Lyons or the Bank, taken as a whole, and the conditions set forth in this Section 5 have been satisfied;

iii) The Offering Circular has been approved for use by the SEC and no cease and desist order suspending the use of the Offering Circular has been issued, and no proceedings for such purpose have been taken or are, to his knowledge, contemplated by the SEC.

iv) They do not know of any litigation instituted or threatened against Lyons or the Bank of a character required to be disclosed in the Offering Circular which is not so disclosed; and the representations and warranties of the Bank contained in Section 2 hereof are true and correct in all material respects as of the Closing Date.

v) They have carefully examined the Offering Circular and all amendments or supplements and, to the best of their knowledge, as of the dates on which they were approved, the statements contained in each respective application were true and correct in all material respects, and to the best of his or her knowledge such Offering Circular did not omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading and, to the best of his or her knowledge, since the date of each applications respective approval, no event has occurred which should have been set forth in a supplement to or an amendment of such application which has not been so set forth in such supplement or amendment.

g) Concurrently with or prior to the commencement of the Rights Offering, NECA shall receive a letter from Bonadio & Co., LLP, dated the date thereof and addressed to NECA: (i) confirming that said firm is an independent registered public accounting firm within the meaning of Rule 101 of the Code of Ethics of the American Institute of Certified Public Accountants and the standards established by the Public Company Accounting Oversight Board, (ii) stating in effect that in their opinion the 2011 consolidated financial statements of Lyons included in the Offering Circular and covered by their opinion included therein comply as to form in all material respects with the applicable accounting requirements of the Securities Act of 1933, Regulation A (17 C.F.R. Part 231.251); (iii) stating in effect that, on the basis of certain agreed upon procedures (but not an audit in accordance with generally accepted auditing standards) consisting of a reading of the latest available unaudited interim consolidated financial statements of Lyons, a reading of the minutes of the meetings of the Board of Directors and consultations with officers of Lyons and the Bank responsible for financial and accounting matters, nothing came to their attention which caused them to believe that: (A) except as set forth in the Offering Circular, any unaudited consolidated financial statements included in the Offering Circular fail to comply as to form in any material respect with the applicable requirements of the Act, Regulation A; (B) except as set forth in the Offering Circular, such unaudited consolidated financial statements are not in conformity with GAAP applied on a basis substantially consistent with that of the 2011 audited consolidated financial statements included in the Offering Circular; or (C) during the period from the date of the latest unaudited consolidated financial statements included in the Offering Circular to a specified date not more than the greater of three business days or five days prior to the date of such letter, except as has been described in the Offering Circular there was any increase in borrowings by Lyons; no material expense or extraordinary payments, or there was any decrease in the consolidated net assets of Lyons at the date of such letter as compared with amounts shown in the latest unaudited consolidated balance sheet included in the Offering Circular; and (iv) stating that, in addition to the examination referred to in their 2011 opinion included in the Offering Circular and the performance of the procedures referred to in clause (iii) of this subsection (g), they have compared such 2012 and 2011 amounts and/or percentages set forth in the Offering Circular as may reasonably be requested within the general accounting records of Lyons, which are subject to the internal controls of their accounting system and other data prepared by Lyons directly from such accounting records, to the extent specified in such letter; and compared 2010 and prior years amounts and/or percentages set forth in the

Offering Circular may reasonably request with audited financial statements, which were audited by other auditors, or general accounting records of Lyons, to the extent specified in such letter; and they have found such amounts and percentages to be in agreement therewith.

h) At the Closing Date, NECA shall receive a letter from Bonadio & Co., LLP, dated the Closing Date and addressed to NECA, confirming the statements made by them in the letter delivered by them pursuant to subsection (g) of this Section 5, the "specified date" referred to in clause (iii)(C) thereof to be a date specified in such letter, which shall not be more than the greater of three business days or five days prior to the Closing Date.

i) Prior to the use of the Offering Circular to solicit subscriptions for the Shares, clearance shall have been received from the FINRA as to the amount of compensation allowable and payable to NECA, as such compensation is described herein, and such clearance shall not have been suspended or revoked between the date of this Agreement and the Closing Date.

j) At or prior to the Closing Date, the Agent shall receive: (i) a certificate of good standing from the State of New York evidencing the good standing of Lyons; (ii) a certificate of good standing from the OCC evidencing the good standing of the Bank; and (iii) a certificate from the FDIC evidencing the Bank's insurance of accounts.

k) Concurrently with or prior to the commencement of the Rights Offering, NECA shall receive a letter from Parente Beard LLC, dated the date thereof and addressed to NECA: (i) confirming that said firm is independent within the meaning of Rule 101 of the Code of Ethics of the American Institute of Certified Public Accountants in effect in connection with their opinion on the 2010 consolidated financial statements of Lyons included in the Offering Circular.

All such opinions, certificates, letters and documents will be in compliance with the provisions hereof only if they are reasonably satisfactory in form and substance to NECA and to counsel for NECA. Any certificates signed by an officer of Lyons or the Bank and delivered to NECA or to counsel for NECA shall be deemed a representation and warranty by Lyons or the Bank to NECA as to the statements made therein. If any condition to NECA's obligations hereunder to be fulfilled prior to or at the Closing Date is not so fulfilled, NECA may terminate this Agreement or, if NECA so elects, may waive any such conditions which have not been fulfilled or may extend the time of their fulfillment.

6. Indemnification.

a) Lyons and the Bank agree to:

(i) indemnify and hold harmless NECA (including for this purpose its affiliate, Loomis & Co., Inc.), each Soliciting Dealer, their directors, officers, partners, members, agents, representatives, employees or affiliates (as such term is defined in rule 501(b) under the Act) and each person, if any, who controls any of them within the meaning of Section 15 of the Act or Section 20(a) of the Securities Exchange Act of 1934, as amended (collectively, the "Indemnified Parties") against any and all loss, liability, claim, damage or expense (including legal counsel fees) whatsoever, joint or several, as incurred:

(A) to which they may become subject under any statute, common law or otherwise insofar as such loss, liability, claim, damage or expense is in connection with services rendered to Lyons or the Bank pursuant to this Agreement in connection with the Offering or arises out of or is based upon any untrue or alleged untrue statement of a material fact required to be stated in or necessary to make not misleading any statements contained in the Offering Circular (as from time to time amended and supplemented), or arising out of or based upon the omission or alleged omission of a material fact required to be stated in any of the foregoing documents or necessary to make the statements in the foregoing documents, in light of the circumstances under which they were made, not misleading and/or

(B) to the extent of the aggregate amount paid in settlement of any litigation or any investigation or proceeding by any governmental entity, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, *provided* that any such settlement is effected with the written consent of Lyons and the Bank, *provided, however,* that if at any time an Indemnified Party shall have requested Lyons and/or the Bank to reimburse the Indemnified Party for fees and expenses of counsel, Lyons and the Bank agree that they shall be liable for any settlement of the nature contemplated by this paragraph effected without their written consent if (1) such settlement is entered into more than 45 days after receipt by Lyons and/or the Bank of the aforesaid request, (2) Lyons and/or the Bank shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (3) Lyons and/or the Bank shall not have reimbursed such Indemnified Party in accordance with such request prior to the date of such settlement; and

(ii) promptly reimburse such persons for any legal or other expenses reasonably incurred by each or any of them in connection with investigating, preparing to defend or defending against any such action, proceeding or claim (whether commenced or threatened) brought against any Indemnified Party by any person

provided, however, that such indemnification shall be inapplicable if such loss, liability, claim, damage or expense arises out of or is based upon any untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact which was made in reliance upon and in conformity with written information furnished to Lyons and/or the Bank with respect to NECA by or on behalf of NECA expressly for use in the Offering Circular or any amendment or supplement thereof. This indemnity shall be in addition to any liability Lyons and/or the Bank may otherwise have to any Indemnified Party.

b) NECA agrees to indemnify and hold harmless Lyons or the Bank and each person, if any, who controls Lyons or the Bank within the meaning of Section 15 of the Act or Section 20(a) of the Securities Exchange Act of 1934, as amended, to the same extent as the foregoing indemnity from Lyons or the Bank to the Indemnified Parties, but only with respect to statements or omissions, if any, made in the Offering Circular or any amendment or supplement thereof and in conformity with, written information furnished to Lyons or the Bank with respect to NECA by or on behalf of NECA expressly for use in the Offering Circular or any amendment or supplement thereof. In case any action shall be brought against Lyons or the Bank or any person so indemnified based on the Offering Circular or any amendment or supplement thereof, and in respect of which indemnity may be sought against NECA, NECA shall have the rights and duties given to Lyons or the Bank and each person so indemnified shall have the rights and duties given to the Indemnified Parties by the provisions of subsection (a) above.

c) If any action is brought against a party for which indemnification is to be sought under subsection (a) or (b) of this Section 6, such party shall promptly notify the party or parties against whom indemnification is to be sought in writing of such action and shall cooperate with such party or parties with respect to the defense thereof; provided, however, that failure so to notify the party or parties against whom indemnification is to be sought hereunder will not relieve such party or parties from its or their obligation to provide such indemnification unless and to the extent that such failure results in the forfeiture by such party or parties of substantial rights or defenses. If any such claim or action shall be brought against an indemnified party, and it shall notify the indemnifying party thereof, the indemnifying party shall be entitled to participate therein, and, to the extent that it wishes, jointly with any other similarly notified indemnifying party, to assume the defense thereof with counsel reasonably satisfactory to the indemnified party. After notice from the indemnifying party to the indemnified party of its election to assume the defense of such claim or action, the indemnifying party shall not be liable to the indemnified party under this Section 6 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation, unless the named parties to any such action (including any impleaded parties) include an indemnified and an indemnifying party and the indemnified party has been advised in writing by separate counsel that it is likely that there are one or more legal defenses available to such indemnified party which are different from or addition to those available to the indemnifying party and that as a result thereof the joint defense of such action would be substantially prejudicial to the indemnified party, in which case the indemnifying party shall not have the right to assume the defense of such action or proceeding on behalf of the indemnified party, and the indemnifying party shall pay as incurred the reasonable fees and expenses of the counsel retained by the indemnified party to whom the indemnifying party shall have no reasonable objection. It is understood, however, that the indemnifying party shall not, in connection with any one such claim or action, or separate but substantially similar or related claims or actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one such separate firm of attorneys for all the indemnified parties and their respective controlling persons, which firm shall be designated in writing by the indemnified parties. An indemnifying party shall not be obligated to reimburse an indemnified party hereunder for any amount paid to effect settlement of any action or claim unless such settlement shall have been consented to in writing by the indemnifying party or unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement of judgment. Lyons or the Bank agree to promptly notify NECA of the commencement of any litigation or proceeding against Lyons or the Bank or any of its officers or directors in connection with the sale of the Shares or in connection with the Offering Circular or any amendment or supplement thereof.

d) If the indemnification provided for in subsection (a) or (b), as the case may be, of this Section 6 is unavailable to or insufficient to hold harmless an Indemnified Party or Lyons or the Bank, as the case may be, in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then Lyons or the Bank or the Indemnified Parties, as the case may be, in lieu of indemnifying such Indemnified Party or Lyons or the Bank, as the case may be, shall contribute to the amount paid or payable by such Indemnified Party or Lyons or the Bank, as the case may be, of such losses, claims, damages or liabilities (or actions in respect thereof) (i) in such proportion as is appropriate to reflect the relative benefits received by Lyons or the Bank on the one hand and the Indemnified Parties on the other from the offering of the Shares, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of Lyons or the Bank on the one hand and of the Indemnified Parties on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by Lyons or the Bank on the one hand and the Indemnified Parties on the other shall be deemed to be in the same proportion as the total net proceeds from the offering of the Shares (before deducting expenses) received by Lyons or the Bank bear to the total compensation (before deducting expenses) received by the Indemnified Parties. The relative fault of Lyons or the Bank and the Indemnified Parties shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by Lyons or the Bank or the Indemnified Parties and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

Lyons or the Bank and the Indemnified Parties agree that it would not be equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an Indemnified Party or Lyons or the Bank, as the case may be, as a result of the losses, claims, damages and liabilities (or actions in respect thereof) referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party or Lyons or the Bank, as the case may be, in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), the Indemnified Parties shall not be required to contribute any amount in excess of the amount by which the total compensation received by the Indemnified Parties pursuant to this Agreement exceeds the amount of any damages which such Indemnified Party otherwise has been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

e) In addition to the foregoing, in light of the fact that Bonadio & Co., LLP will limit its comfort to NECA under Section 5(g) to amounts in the Offering Circular for 2011 and subsequent periods, but not for periods prior to 2011, Lyons and the Bank agree to: indemnify and hold harmless NECA (including for this purpose its affiliate, Loomis & Co., Inc.), each Soliciting Dealer, their directors, officers, partners, members, agents, representatives, employees or affiliates (as such term is defined in rule 501(b) under the Act) and each person, if any, who controls any of them within the meaning of Section 15 of the Act or Section 20(a) of the Securities Exchange Act of 1934, as amended (collectively included within the term of "Indemnified Parties") against any and all loss, liability, claim, damage or expense (including legal counsel fees) whatsoever, joint or several, as incurred for any liability under the Act or the Securities Exchange Act of 1934, as amended, in respect of or relating to amounts in the Offering Circular for periods prior to 2011 for which comfort is not given by Bonadio & Co, LLP but would otherwise be covered by the subject matter of Section 5(g).

7. Survival of Agreements, Representations, Warranties and Indemnities. The respective indemnities and agreements of Lyons or the Bank and NECA and the representations and warranties of Lyons or the Bank set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of NECA or Lyons or the Bank or any controlling person referred to in Section 6 hereof, and shall survive any termination of this Agreement and/or issuance of the Shares, and any successor or assign of NECA, Lyons or the Bank or any such controlling person or any legal representative of such controlling person shall be entitled to the benefit of the respective indemnities, agreements, warranties and representations.

8. Termination.

a) NECA shall have the right to terminate this Agreement at any time prior to the Closing Date if any domestic or international event or act or occurrence has materially disrupted, or in NECA's good faith opinion will in the immediate future materially disrupt, securities markets; or if trading on the New York Stock Exchange shall have been suspended, or minimum or maximum ranges for prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required, on the New York Stock Exchange, The NASDAQ Stock Market or the American Stock Exchange, by such exchange or by the order of the Securities and Exchange Commission or any other governmental authority having jurisdiction; or if the United States shall have become involved in a war or major hostilities; or if a banking moratorium has been declared by New York State or a federal authority; or if a moratorium in foreign exchange trading by major international banks has been declared; or if there shall have been such material adverse change in the condition or prospects of Lyons or the Bank or the prospective market for Lyon's securities, including, without limitation, any material developments relating to any proposed banking legislation, as in NECA's good faith opinion would make it inadvisable to proceed with the offering, sale or delivery of the Shares.

b) NECA shall have the right to terminate this Agreement at any time prior to the Closing Date if there has been (i) a material breach of this Agreement by Lyons or the Bank which has not been cured, or adequate assurance of cure given, within fifteen days following notice of such breach as provided in part (d) herein, or (ii) a material breach of a representation or warranty by Lyons or the Bank which by its nature cannot be cured by the Closing Date.

c) NECA shall have the right to terminate this Agreement at or prior to the Closing Date in the event that clearance by FINRA as to the amount of compensation allowable and payable to NECA, as such compensation has been described herein, has been suspended or revoked.

d) If NECA elects to terminate this Agreement as provided in this Section 8, Lyons or the Bank shall be notified promptly by NECA by telephone or telecopier, confirmed by letter.

9. Parties. This Agreement shall inure solely to the benefit of, and shall be binding upon, NECA, Lyons or the Bank and the controlling and other persons referred to in Section 6 hereof, and their respective successors, legal representatives and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provision herein contained.

10. Construction. This Agreement shall be construed in accordance with the laws of the State of New York without regard to conflicts of laws purposes.

11. Entire Agreement. This Agreement, including schedules and exhibits hereto, which are integral parts hereof and incorporated as though set forth in full, constitutes the entire agreement between the parties pertaining to the subject matter hereof superseding any and all prior or contemporaneous oral or prior written agreements, proposals, letters of intent and understandings, including but not limited to that certain Agency Agreement between Lyons, the Bank and NECA dated as of April 30, 2012, and cannot be modified, changed, waived or terminated except by a writing which expressly states that it is an amendment, modification or waiver,

refers to this Agreement and is signed by the party to be charged. No course of conduct or dealing shall be construed to modify, amend or otherwise affect any of the provisions hereof.

12. Headings. Headings on the Sections in this Agreement are for reference purposes only and shall not be deemed to have any substantive effect.

13. Miscellaneous. This Agreement may be signed in various counterparts which together will constitute one agreement.

If the foregoing correctly sets forth the understanding between NECA on the one hand and the Bank on the other, please so indicate in the spaces provided below for that purpose, whereupon this letter shall constitute a binding agreement between us, accepted as of the date first above written.

Yours very truly,

LYONS BANCORP, INC. and
LYONS NATIONAL BANK

By: ______________________
Robert A. Schick
President & Chief Executive Officer

LOOMIS & CO., INC.
NORTHEAST CAPITAL & ADVISORY, INC.

By: ______________________

NECA:/Lyons

refers to this Agreement and is signed by the party to be charged. No course of conduct or dealing shall be construed to modify, amend or otherwise affect any of the provisions hereof.

12. Headings. Headings on the Sections in this Agreement are for reference purposes only and shall not be deemed to have any substantive effect.

13. Miscellaneous. This Agreement may be signed in various counterparts which together will constitute one agreement.

If the foregoing correctly sets forth the understanding between NECA on the one hand and the Bank on the other, please so indicate in the spaces provided below for that purpose, whereupon this letter shall constitute a binding agreement between us, accepted as of the date first above written.

Yours very truly,

LYONS BANCORP, INC. and
LYONS NATIONAL BANK

By: ______________________________
Robert A. Schick
President & Chief Executive Officer

LOOMIS & CO., INC.
NORTHEAST CAPITAL & ADVISORY, INC.

By: ______________________________
Arthur L. Loomis, II
President

NECA:/Lyons

EXHIBIT 1.3

(See Attached)

Lyons Bancorp, Inc.

COMMON STOCK

($0.50 Par Value)

SECOND AMENDED AND RESTATED AGENCY AGREEMENT

May 16, 2012

Northeast Capital & Advisory, Inc.
7 Airport Park Boulevard
Latham, New York 12110

Dear Sirs:

Lyons Bancorp, Inc. ("Lyons") and its wholly owned subsidiary, Lyons National Bank, of Lyons, New York (the "Bank"), hereby confirm their agreement (this "Agreement") with Loomis & Co., Inc. and its wholly owned subsidiary, Northeast Capital & Advisory, Inc. (collectively the "Agent" or "NECA") as follows:

1. Introduction. Lyons, a New York corporation and a registered bank holding company under the Bank Holding Company Act of 1956, as amended, proposes to distribute to its shareholders non-transferable subscription rights ("Rights") to purchase up to 192,307 shares of its common stock, $0.50 par value (the "Shares"), at a price of $26.00 per Share (the "Offering Price") in what is defined as a "Rights Offering." Existing shareholders will receive one Right for each Share owned and for each Share underlying Lyons's convertible trust preferred securities. Each Right entitles the holder to purchase one-eighth of a Share at the Offering Price in the Rights Offering. If the Rights holder exercises the Rights for all of the Shares held of record, such Rights holder may also subscribe to purchase additional Shares, subject to certain conditions and limitations. Lyons and the Agent also intend to offer any unsold Shares from the Rights Offering to new investors in a "Supplemental Offering" with preference given to natural persons residing in the following seven counties of New York State: Cayuga, Monroe, Onondaga, Ontario, Seneca, Wayne and Yates in what is referred to as the community portion of the Supplemental Offering. Any Shares remaining available after the Rights Offering and the community portion of the Supplemental Offering will be offered to new investors outside of the foregoing seven counties by the Agent in what is referred to as the syndicated portion of the Supplemental Offering (the Agent will thus participate in both the community and the syndicated portions of the Supplemental Offering).Shares offered by the Agent in the Supplemental Offering are on a best efforts basis with NECA as selling agent and/or dealer manager. NECA is not obligated to purchase any Shares if they are not sold, and the NECA is not required to sell any specific number or dollar amount of Shares . The combination of the Rights Offering and the Supplemental Offering are sometimes referred to herein as the "Offering". The Rights Offering will terminate on June 12, 2012 and the Supplemental Offering will terminate on June 22, 2012, or, in both cases, on a later date selected by Lyons, but in no event later than July 16, 2012 (the "Termination Date"). Lyons proposes to retain NECA pursuant to this Agreement to act as Lyons' exclusive financial advisor, selling agent and, to the extent necessary, as dealer manager to advise Lyons in connection with the Offering, to solicit investors for the Shares and, in NECA's discretion, to enter into arrangements with other soliciting dealers who will also solicit investors for the Shares on behalf of Lyons.

2. Representations and Warranties. Lyons represents and warrants to NECA that:

a) Lyons has filed an Offering Statement (the "Offering Statement"), which includes an Offering Circular, including exhibits, and any amendment(s) or supplement(s) thereto (the "Offering Circular"), with the Securities and Exchange Commission (the "SEC") in accordance with the Securities Act of 1933, as amended (the

"Act") and the rules and regulations of the SEC under Regulation A ("Regulation A"). At the time the Offering Circular (including any amendment or supplement) was filed and at the time the Offering Circular was qualified, the Offering Circular contained all statements that were required to be stated therein in accordance with the Act and Regulation A, complied in all material respects with the requirements of the Act and Regulation A and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and at the Closing Date referred to in Section 3, the Offering Circular (including any amendment or supplement thereto), will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and all conditions required by the SEC will have been met.

b) The Bank's deposit accounts are insured by the Federal Deposit Insurance Corporation (the "FDIC"). The FDIC has not initiated proceedings seeking the revocation or termination of such insurance and, to the knowledge of the Bank, no such proceedings are threatened by the FDIC.

c) No stop order has been issued by the SEC preventing or suspending the use of the Offering Circular, and no action by or before any such government entity to revoke any approval, authorization or order of effectiveness related to the Offering is pending or, to the knowledge of Lyons or the Bank, threatened.

d) Lyons is a duly organized corporation, validly existing and in good standing under the laws of the State of New York with full power and authority to own its property and conduct its business as described in the Offering Circular. Lyons is also a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Lyons has four (4) subsidiaries. The Bank is a duly organized national bank, validly existing and in good standing under the laws and regulations of the OCC, with full power and authority to own its own property and conduct its business as described in the Offering Circular. Lyons and the Bank are duly qualified to transact business and in good standing in each other jurisdiction in which the failure to so qualify would have a material adverse effect on the operations of each entity. Lyons and the Bank do not own equity securities or any equity interest in any other business enterprise except as described in the Offering Circular or as would not be material to the operations of Lyons and the Bank.

e) Lyons and the Bank have all such power, authority, authorizations, approvals and orders as may be required to enter into this Agreement, to carry out the provisions and conditions hereof and to issue and sell the Shares to be sold as contemplated by this Agreement.

f) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Lyons and the Bank, and this Agreement has been duly and validly executed and delivered by Lyons and the Bank and is the legal, valid, and binding agreement of Lyons and the Bank, enforceable in accordance with its terms, except as rights to indemnity and contribution hereunder may be limited under applicable law and subject to bankruptcy, insolvency, reorganization or other laws relating to or affecting the enforcement of creditors' rights generally and equitable principles limiting the right to obtain specific enforcement or similar equitable relief.

g) Lyons and the Bank have good and marketable title to, or valid and enforceable leasehold estates in, all items of real and personal property which are stated in the Offering Circular to be owned or leased by them, in each case free and clear of all liens, encumbrances, claims, security interests and defects, other than those referred to in the Offering Circular and those which do not have a material adverse effect upon the operations of Lyons and the Bank.

h) Except as set forth in the Offering Circular, there is no litigation or governmental or regulatory proceeding or investigation pending or, to the knowledge of Lyons and the Bank, threatened against, or involving the properties of, Lyons and the Bank which individually or in the aggregate could have a material adverse effect on the condition (financial or otherwise), operations, business, assets or properties of Lyons and the Bank.

i) The consolidated financial statements and any related schedules which are included in the Offering Circular present fairly the financial condition, statement of operations and earnings and cash flow of Lyons at the dates thereof and for the periods covered thereby and comply as to form in all material respects with accounting principles generally accepted in the United States of America (GAAP). Such consolidated financial statements have been prepared in accordance with GAAP consistently applied throughout the periods involved and present fairly in all respects the information required to be stated therein. The other financial information and related notes in the Offering Circular related to Lyons present fairly and accurately the information shown thereby at the respective dates thereof and for the respective periods covered thereby on a basis, except as set forth in the Offering Circular, consistent with the audited and unaudited consolidated financial statements of Lyons included therein.

j) From the latest date of the financial statements set forth in the Offering Circular, except as referred to in the Offering Circular: (i) there has been no material adverse change in the condition (financial or otherwise) of Lyons and the Bank, nor in the earnings, capital or properties of Lyons and the Bank; (ii) there has been no material increase in the short-term or long-term debt of Lyons and the Bank; (iii) there have been no material transactions entered into by Lyons and the Bank other than those in the ordinary course of business; and (iv) the capitalization, assets, liabilities, properties and business of Lyons and the Bank conform in all material respects to the descriptions thereof contained in the Offering Circular. Lyons and the Bank do not have any material liabilities of any kind, contingent or otherwise, except as set forth in the Offering Circular.

k) As of the date of this Agreement and as of the Closing Date, neither Lyons or the Bank are (i) in violation of their respective Articles of Organization or Bylaws, or similar charter documents or (ii) in default in the performance or observance of any material obligation, agreement, covenant, or condition contained in any material contract, lease, loan agreement, indenture or other instrument to which they are a party or by which they or any of their property may be bound, except such defaults which would not have a material adverse effect on the financial condition or results of operations of Lyons or the Bank. The consummation of the transactions herein contemplated will not: (i) conflict with or constitute a breach of, or default under, or result in the creation of any material lien, charge or encumbrance upon any of the assets of Lyons or the Bank pursuant to the Articles of Organization or Bylaws of Lyons or the Bank, or similar charter documents or any material contract, lease or other instrument to which Lyons or the Bank are a party, or any applicable law, rule, regulation or order; (ii) violate any authorization, approval, judgment, decree, order, statute, rule or regulation applicable to Lyons or the Bank; or (iii) result in the creation of any material lien, charge or encumbrance upon any property of Lyons or the Bank.

l) No default exists, and no event has occurred which with notice or lapse of time, or both, would constitute a default, on the part of Lyons or the Bank in the due performance and observance of any term, covenant or condition of any indenture, mortgage, deed of trust, note, bank loan or credit agreement or any other instrument or agreement to which Lyons or the Bank is a party or by which they or any of their property are bound or affected, except such defaults which would not have a material adverse effect on the financial condition or results of operations of Lyons or the Bank; such agreements are in full force and effect; and no other party to any such agreements has instituted or, to the knowledge of Lyons or the Bank, threatened any action or proceeding wherein Lyons or the Bank would or might be alleged to be in default thereunder.

m) The shares of capital stock of Lyons or the Bank previously subscribed for and the issuance and sale of the Shares by Lyons or the Bank pursuant to the Offering Circular have been duly authorized by all necessary action of Lyons or the Bank. The Shares, when issued and paid for, will be fully paid and non-assessable and will conform to the description thereof contained in the Offering Circular. The purchasers, upon issuance of the Shares against payment therefore, will acquire the Shares free and clear of all claims, encumbrances, security interests and liens whatsoever created or suffered to be created by Lyons or the Bank. Except as described in the Offering Circular, Lyons or the Bank do not have outstanding any options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or any contracts or commitments to issue or sell, any shares of capital stock of Lyons or the Bank or any such warrants, options, convertible securities or obligations. The certificates representing the Shares will conform with the requirements of applicable laws and regulations.

n) No approval of any regulatory or supervisory or other public authority is required in connection with the execution and delivery of this Agreement or the issuance of the Shares, except for the approval of the SEC and any necessary qualification, notification, registration or exemption under the securities or blue sky laws of the various states in which the Shares are to be offered, and except as may be required under the rules and regulations of the Financial Industry Regulatory Authority ("FINRA").

o) To the knowledge of Lyons and the Bank, Bonadio & Co., LLP, which has certified the 2011 consolidated financial statements of Lyons included in the Offering Circular, is an independent registered public accounting firm within the meaning of Rule 101 of the Rules of Conduct of the Code of Ethics of the American

Institute of Certified Public Accountants and the standards established by the Public Company Accounting Oversight Board.

p) Lyons and the Bank have filed all federal, state and local tax returns required to be filed where the consequences of the failure to so file would have a material adverse effect upon the operations or the assets of Lyons and the Bank and have made timely payments of all taxes due and payable in respect of such returns, and no material deficiency has been asserted with respect thereto by any taxing authority.

q) Lyons and the Bank have not relied upon NECA or its legal counsel for any legal, tax or accounting advice in connection with the Offering.

r) Prior to the Offering, and except as disclosed in the Offering Statement, neither Lyons, nor the Bank have: (i) issued any securities within the last 12 months; (ii) had any material dealings within the 12 months prior to the date hereof with any member of FINRA, or any person related to or associated with such member, other than discussions and meetings relating to the proposed Offering; (iii) entered into a financial or management consulting agreement except as contemplated hereunder; or (iv) engaged any intermediary between the Agent and Lyons or the Bank in connection with the offering of the Shares, and no person is being compensated in any manner for such service. Appropriate arrangements have been made for placing the funds received from subscriptions for Shares in a special non-interest-bearing account with Tioga State Bank until all Shares are sold and paid for, with provision for refund to the purchasers in the event that the Offering is not completed for whatever reason or for delivery to Lyons or the Bank if all Shares are sold.

3. Appointment of NECA: Sale and Delivery of the Shares. Subject to the terms and conditions herein set forth, Lyons and the Bank hereby appoint NECA as their managing agent to consult with and advise Lyons and the Bank, and appoint NECA to solicit purchase orders for Shares on behalf of Lyons and the Bank in connection with Lyon's sale of common stock in the Offering. On the basis of the representations and warranties herein contained, and subject to the terms and conditions herein set forth, NECA accepts such appointment and agrees to use its best efforts to solicit purchase orders for Shares in accordance with this Agreement, subject to the right of Lyons and the Bank to accept or reject such orders in whole or in part in its sole discretion; provided, however, that NECA shall not be obligated to take any action which is inconsistent with any applicable laws, regulations, decisions or orders. The appointment of NECA hereunder shall terminate on the Closing Date.

In connection with the solicitation of offers to buy Shares in the Offering, NECA may, in its discretion, seek to form a syndicate of registered broker/dealers ("Soliciting Dealers") to participate on a best efforts basis in the solicitation of subscription orders for Shares, subject to the terms and conditions of a soliciting dealer agreement substantially in the form attached hereto as Exhibit A. Appropriate arrangements have been made for placing the funds received from subscriptions for Shares in a special non-interest-bearing account with Tioga State Bank until all Shares are sold and paid for, with provision for refund to the purchasers in the event that the Offering is not completed for whatever reason or for delivery to Lyons if all Shares are sold.

In the event the Closing does not occur on or before July 16, 2012, this Agreement shall terminate and the escrow agent shall refund to any persons who have subscribed for any of the Shares the full amount which it may have received from them, together with interest as provided in the Offering Circular, and no party to this Agreement shall have any obligation to the others hereunder, except for those set forth in Section 6(a), (b), (c) and (d) hereof, and any payments by Lyons to NECA made in connection with services already performed and/or out-of-pocket expenses already incurred or accrued by NECA at the time of termination of this Agreement (i.e., the $50,000 fee set forth in Section 3(a) below and reasonable out-of-pocket expenses incurred or accrued by NECA as set forth in Section 3(c) below).

Lyons and the Bank agree to issue or have issued the Shares sold and to release for delivery certificates for such Shares on the Closing Date against payment therefore by release of funds from the special non-interest-bearing accounts referred to above. The closing shall be held at the offices of Woods Oviatt Gilman LLP, Rochester, New York, at 9:00 a.m., local time, or at such other place and time as shall be agreed upon by the parties hereto. Lyons and the Bank shall notify NECA by telephone, confirmed in writing, when the Offering is to be concluded. Certificates for Shares shall be delivered directly to the purchasers thereof or in accordance with their directions. Notwithstanding the foregoing, certificates for Shares purchased through Soliciting Dealers shall be made available to NECA for checking at least 24 hours prior to the Closing Date at such office as NECA shall designate. The hour and date upon which

Lyons shall release for delivery all of the Shares, in accordance with the terms hereof, are herein called the "Closing Date."

Lyons and the Bank will pay any stock issue and transfer taxes which may be payable with respect to its sale of the Shares.

NECA will receive the following compensation for its services performed under this Agreement. Except as otherwise noted, the compensation is payable at the Closing Date by Lyons and the Bank:

a) An initial, non-refundable fee of $50,000 for services already performed by NECA in connection with (i) conducting due diligence of the relevant records and documents of Lyons and the Bank, (ii) advising the boards of Lyons and the Bank on feasible debt and/or equity financing vehicles, (iii) assisting in developing a stock offering distribution plan and (iv) developing investor screening criteria, prioritizing best candidates and assisting in creating "road show" presentations. The $50,000 fee has been paid in full, and NECA has applied its hourly charges, which have exceeded $50,000 to date, against such fee.

b) Lyons and the Bank will be obligated to pay an amount to NECA equal to seven percent (7%) of the aggregate offering price of the Shares sold in the community or syndicated portions of the Supplemental Offering by NECA, other than to existing security holders of Lyons. Lyons and the Bank will be obligated to pay an amount to NECA equal to two percent (2.0%) of the aggregate offering price of the Shares sold in the Rights Offering, as well as the Shares sold in the community portion of the Supplemental Offering to (i) existing security holders of Lyons or (ii) by Lyons or its management and Board of Directors. Such two percent (2%) amount will be payable to NECA as compensation for the following services provided by NECA: (i) road show scheduling, (ii) travel and attendance at most of such presentations by management of Lyons, (iii) assisting in preparation of the slide show presented at such meetings, (iv) coaching management on information to include in road show presentations, (v) identifying investors who may be hostile, (vi) developing investor screening criteria, (vii) making marketing changes to the offering documents to solicit investor interest, (viii) answering questions by all such investors and (ix) lending the value traditionally added by an "underwriter" to the overall offering. To the extent Soliciting Dealers participate in the sale of Shares, the Agent will endeavor to distribute the Shares among Soliciting Dealers in a fashion which best meets the distribution objectives of Lyons. The Agent will pass on to Soliciting Dealers who assist in the syndicated offering an amount competitive with gross underwriting discounts charged at such time for comparable amounts of Shares sold at a comparable price per share in a similar market environment; provided that with respect to sales in the syndicated offering to persons other than existing security holders of Lyons, Lyons and the Bank will pay to NECA, as a management fee, a reduced fee of two percent (2.0%) of the aggregate purchase price for Shares sold after the date of the Offering Circular by all other Soliciting Dealers, and the Soliciting Dealers will earn a commission of five percent (5%) for Shares sold by them. Furthermore, in the event of a syndicated offering where Soliciting Dealers participate in the sale of shares, the minimum compensation in connection with such syndicated offering paid to NECA shall not be less than the lesser of $100,000 or two percent (2%) of the aggregate offering price of the Shares sold in the syndicated portion of the Supplemental Offering, which shall be in addition to the $50,000 non-refundable fee set forth above in Section 3(a) and any other fees earned by NECA in connection with the rights offering or the community portion of the Supplemental Offering and any expenses of NECA that Lyons and the Bank shall reimburse, as set forth in Section 3(c). Notwithstanding the foregoing, no commission payment will be payable to NECA by Lyons and the Bank with respect to the sale of any Shares sold in the Rights Offering in any jurisdiction where the payment of such commission would disqualify Lyons from utilizing the applicable exemption from registration of the Shares or the offer thereof within such jurisdiction for Rights Offerings. The preceding sentence shall have no force or effect with respect to the sale of shares in the community portion or the syndicated portion of the Supplemental Offering.

c) Lyons and the Bank will bear those expenses of the proposed offering customarily borne by issuers, including, without limitation, regulatory filing fees, "Blue Sky," and any FINRA filing and registration fees; the fees of Lyons and the Bank's accountants and attorneys, printing, mailing and marketing expenses associated with the Offering; and fees for "Blue Sky" legal work, and the fees set forth under this Section 3. If NECA incurs expenses on behalf of Lyons and the Bank, Lyons and the Bank will reimburse NECA for such expenses. Lyons and the Bank will pay or reimburse NECA for all of its reasonable, accountable expenses incurred or accrued in connection with the transactions contemplated herein, including (a) those incurred or accrued by NECA, if any, in connection with the preparation, printing, filing, delivery and shipping of the Offering Circular (including the consolidated financial statements contained therein), and any amendments or supplements thereto, this Agreement and related agreements and communications and related documents; (b) filing fees paid or incurred by NECA in connection with all filings with FINRA; and (c) reasonable, accountable out-of- pocket expenses incurred or accrued by NECA relating to the offering of the Shares (including legal fees, travel expenses and out-of-pocket disbursements of legal counsel), provided such reimbursable expenses shall not exceed $30,000 without prior approval of Lyons (and shall not in any event exceed $35,000 even with the prior approval of Lyons). Should the Offering be terminated for any reason, the Agent shall be entitled to payment or reimbursement of all expenses accruing through the stage at which the termination occurred, including any legal fees.

Full payment of Agent's actual and accountable expenses, advisory fees and compensation shall be made in next day funds on the earlier of the Closing Date or a determination by Lyons and the Bank to terminate or abandon the Offering. In the event that there is a determination to terminate or abandon the Offering, NECA shall only be entitled to payments from Lyons and the Bank in connection with services already performed by NECA at the time of termination of this Agreement and/or accountable out-of-pocket expenses already incurred or accrued by NECA at the time of termination of this Agreement (i.e., the $50,000 fee set forth in Section 3(a) above and reasonable out-of-pocket expenses incurred or accrued by NECA as set forth in Section 3(c) above).

4. Further Agreements. Each of Lyons and the Bank covenants and agrees with NECA that:

a) After use of the Offering Circular has been approved by the SEC, Lyons and the Bank will notify NECA immediately, and confirm the notice in writing, (i) when any amendment or supplement to the Offering Circular has been filed, (ii) of the issuance by the SEC of any cease and desist order relating to the Offering Circular or of the initiation or the threat of any proceedings for that purpose, (iii) of the receipt of any notice with respect to the suspension of the qualification of the Shares for offering or sale in any jurisdiction, and (iv) of the receipt of any comments from the staff of the SEC relating to the Offering Circular. Lyons and the Bank will make every reasonable effort to prevent the issuance of a cease and desist order, and if the SEC enters such an order relating to the Offering Circular at any time, Lyons and the Bank will make every reasonable effort to obtain the lifting of such order at the earliest possible moment.

b) During the time when an offering circular is required to be delivered under the Act, Lyons, the Bank and NECA will comply with all requirements imposed upon it by the Act and Regulation A, as from time to time in force, and applicable state law so far as is necessary to permit the continuance of offers and sales of or dealings in the Shares in accordance with the provision hereof and the Offering Circular. If, at any time when an Offering Circular relating to the Shares is required to be delivered, any event shall have occurred as a result of which, in the opinion of counsel for Lyons and the Bank or counsel for NECA, the Offering Circular as then amended or supplemented included an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend or supplement the Offering Circular to comply with any law or regulation, Lyons and the Bank and/or NECA will notify the other party promptly and Lyons and the Bank will prepare and file with the SEC an appropriate amendment or supplement. Lyons and the Bank will not file or use any amendment or supplement to the Offering Circular of which NECA has not first been furnished a copy or to which NECA shall reasonably object after having been furnished such copy. For the purposes of this subsection (b), Lyons and the Bank will furnish such information with respect to itself as NECA may from time to time reasonably request.

c) Lyons and the Bank will deliver to NECA and to its counsel two conformed copies of the Offering Circular, as originally filed, and of each amendment or supplement thereto, including all exhibits. Further, Lyons and the Bank will deliver such additional copies of the foregoing documents to counsel for NECA as may be required for any FINRA and "Blue Sky" filings.

d) Lyons and the Bank authorize NECA, all members of any selling group which may be formed in connection with the distribution of the Shares, and all dealers to whom any of the shares may be sold by members of the selling group, to use the Offering Circular (as amended or supplemented, if amended or supplemented) in connection with the sale of the Shares but only in jurisdictions in which the Shares may lawfully be sold. Lyons and the Bank have taken or will take all necessary action to comply with an applicable exemption from qualification or registration of the Shares for offer and sale by Lyons and the Bank under the securities or "Blue Sky" laws of the jurisdictions in which the Offering will be conducted as determined by agreement of NECA and Lyons and the Bank; provided, however, that Lyons and the Bank shall not be obligated to execute or file any general consent to service of process or to qualify as a foreign corporation to do business under the laws of any such jurisdiction.

e) Lyons and the Bank will comply with any and all material terms, conditions, requirements and provisions with respect to the Offering, and the transactions contemplated thereby, imposed by the SEC or the Act and the rules and regulations promulgated thereunder to be complied with prior to or subsequent to the Closing Date and when the Offering Circular is required to be delivered, and during such time period the Bank will comply, at its own expense, with all material requirements imposed upon them by the SEC or the Act and the rules and regulations promulgated thereunder, in each case as from time to time in force, so far as necessary to permit the continuance of sales or dealing in the common stock during such period in accordance with the provisions hereof and the Offering Circular.

f) Lyons and the Bank will not sell or issue, contract to sell or otherwise dispose of, for a period of 180 days after the Closing Date, without NECA's prior written consent, any of its securities other than the Shares or other than in connection with any plan or arrangement described in the Offering Circular.

g) During the period of three years hereafter, Lyons will mail: (i) to NECA, as soon as practicable after the end of each fiscal year of Lyons and the Bank, an audited balance sheet and statements of operations, stockholders' equity and changes in financial position as at the end of and for such year; (ii) to NECA, as soon as practicable after the end of each of the first three quarters of each fiscal year, a balance sheet and statement of operations of Lyons and the Bank (which need not be audited) as at the end of and for such quarter and the year to date and as at the end of and for the corresponding periods of the preceding fiscal year; and (iii) to NECA, as soon as available, a copy of each other report of Lyons and the Bank mailed to its security holders or filed with the SEC pursuant to the Act or otherwise, other than on a confidential basis; each press release and material news item and article released by Lyons or the Bank; and such additional publicly available documents and public information with respect to Lyons or the Bank as NECA may reasonably request. In addition, a summary of the quarterly income statements required to be delivered to NECA under clause (ii) of the preceding sentence shall be made public through the issuance of an appropriate press release at the same time or prior to the time such statements are delivered to NECA. During any period when Lyons or the Bank has an active subsidiary or subsidiaries, such financial statements will be on a consolidated basis to the extent the accounts of Lyons and the Bank and its subsidiary or subsidiaries are consolidated.

h) Lyons and the Bank will take such actions and furnish such information as are reasonably requested by NECA or in order for NECA to assure compliance with the FINRA's rules in connection with this Agreement.

i) Lyons and the Bank shall not deliver the Shares until Lyons and the Bank has satisfied or caused to be satisfied each condition set forth in Section 5 hereof, unless such condition is waived.

5. Conditions of Obligations of NECA. Lyons, the Bank, and NECA agree that the issuance and sale of the Shares and all obligations of NECA provided herein shall be subject to the accuracy of the representations and warranties contained herein as of the date hereof and as of the Closing Date, to the accuracy of the statements of officers and directors of Lyons and the Bank made pursuant to the provisions hereof, to the performance by Lyons and the Bank of their obligations hereunder to be performed at or prior to the Closing Date, and to the following conditions:

a) No cease and desist order suspending the use and distribution of the Offering Circular, as amended from time to time, shall have been issued and no proceedings for that purpose shall have been taken or, to the knowledge of Lyons and the Bank, shall be contemplated by the SEC.

b) At the Closing Date, NECA shall receive the favorable opinion of Woods Oviatt Gilman LLP, counsel for Lyons and the Bank, dated the Closing Date, addressed to NECA, in form and substance satisfactory to counsel for NECA and to the effect that:

i) The Bank has been duly organized and is validly existing as a national bank in good standing under the laws of the OCC with full corporate power and authority to own its properties and conduct its business as described in the Offering Circular and the Bank is duly qualified to transact business and is in good standing in each other jurisdiction in which the failure to so qualify would have a material adverse effect upon the operations or assets of The Bank;

ii) Lyons has been duly incorporated and is validly existing as a New York corporation in good standing under the laws of the state of New York and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, with full corporate power and authority to own its own properties and conduct its business as described in the Offering Circular; Lyons is duly qualified to transact business and is in good standing in each other jurisdiction in which the failure to so qualify would have a material adverse effect upon the operations or assets of either Lyons or the Bank;

iii) Lyons has authorized common stock as set forth in the Offering Circular and the description of such common stock in the Offering Circular is accurate and complete in all material respects;

iv) the issuance and sale of the Shares have been duly and validly authorized by all necessary corporate action on the part of Lyons; the Shares, when issued and paid for in accordance with and as contemplated by this Agreement, will be fully paid and non- assessable, no shareholders of Lyons have any preemptive rights with regard to the issuance of the Shares, and the purchasers of the Shares from Lyons upon issuance thereof and against payment therefore, will acquire such Shares free and clear of all claims, encumbrances, security interests and liens whatsoever created or suffered to be created by Lyons;

v) the certificates for the Shares comply with applicable requirements of New York law;

vi) Subject to the satisfaction of the conditions to the SEC's approval of, or non-objection to, the Offering, no further approval, registration, authorization, consent or other order of any federal regulatory agency is required in connection with the execution and delivery of this Agreement, the issuance of the Shares and the consummation of the Offering, except as may be required under the securities or "Blue Sky" laws of various jurisdictions (as to which no opinion need be rendered) and except as may be required under the rules and regulations of FINRA. The Offering has been consummated in all material respects in accordance with Regulation A, and the Act, and pursuant to an exemption from the Securities Act of 1933, as amended;

vii) the Offering Circular (as amended or supplemented, so amended or supplemented) has been approved for use by the SEC and no cease and desist order suspending its use has been issued by the SEC, or to such counsel's knowledge is any such order pending or threatened;

viii) at the time the Offering Circular (as amended or supplemented, so amended or supplemented) was approved by the SEC, it complied as to form in all material respects with the requirements of the Act and Regulation A. The Offering Circular has been approved by the SEC and no action has been taken, and to such counsel's knowledge none is pending or threatened, to revoke such approval;

ix) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Lyons and the Bank and this Agreement constitutes the legal, valid and binding agreement of Lyons and the Bank, enforceable in accordance with its terms, except as rights to indemnity and contribution hereunder may be limited under applicable laws and such counsel may avail itself of customary exceptions concerning the effect of bankruptcy, insolvency or similar laws and the availability of equitable remedies;

x) except as set forth in the Offering Circular, to the best of counsel's knowledge, there is no litigation or governmental proceeding pending or threatened against, or involving the properties of, Lyons and the Bank required to be disclosed in the Offering Circular that are not disclosed in the Offering Circular;

xi) the information in the Offering Circular under the captions: "Summary"; "Risk Factors"; "Supervision and Regulation"; and "Description of Securities" to the extent that such information constitutes matters of law, summaries of legal matters, documents or proceedings, or legal conclusions, has been reviewed by such counsel and is correct in all material respects. The discussion of statutes or regulations described or referred to in the Offering Circular are accurate summaries and fairly present the information required to be shown;

xii) none of the execution and delivery of this Agreement, the incurrence of the obligations herein set forth or the consummation of the transactions herein contemplated will conflict with or constitute a breach of or default under, or result in the creation or imposition of any lien, charge or other encumbrance upon any of the properties or assets of Lyons or the Bank pursuant to, their Certificate of Incorporation, Articles of Association or Bylaws, or any contract, lease, loan agreement, mortgage, note, indenture or other instrument, to which Lyons or the Bank is a party or by which it may be bound and filed with the Offering Statement, or to which any of the properties or assets of Lyons or the Bank is subject, or any applicable law or administrative regulation or any administrative or court decree;

xiii) to the best of counsel's knowledge, except as disclosed in the Offering Circular, neither Lyons nor the Bank are presently in breach of, or in default (nor has an event occurred which with notice or lapse of time or both would constitute a default) under, any indenture, lease, mortgage, deed of trust, note, bank loan of credit agreement or any other instrument or agreement (in any respect that is material in light of the financial condition of Lyons or the Bank) to which Lyons or the Bank is a party or by which it or any of its properties may be bound or affected; and Lyons or the Bank is not in violation of any term or provision of their Certificate of Incorporation, Articles of Association or Bylaws or, to the best of counsel's knowledge, in material violation of any judgment, decree, order, statute, rule or regulation; and

In rendering such opinion, such counsel may rely as to matters of fact on certificates of officers and directors of Lyons or the Bank and certificates of public officials, and as to matters of law relating to other jurisdictions on opinions of local counsel reasonably acceptable to counsel for NECA; provided such counsel shall state that such counsel believes that it and NECA are justified in relying on the opinion of such local counsel.

c) At the Closing Date, NECA shall receive the favorable opinion of Alston & Bird LLP, counsel for NECA, dated the Closing Date and addressed to NECA, with respect to such matters as NECA reasonably may require. In rendering such opinion, such counsel may rely as to matters of fact upon certificates of officers and directors of Lyons or the Bank and certificates of public officials and as to matters of law upon the opinion of counsel referred to in clause (b) above and the letter referred to in clause (e) below.

d) Counsel for NECA shall have been furnished such documents and opinions as they reasonably may require for the purpose of enabling them to review or pass upon the matters required by NECA pursuant to clause (c) above, and in order to evidence the accuracy, completeness or satisfaction of any of the representations, warranties or conditions herein contained.

e) At the Closing Date, NECA shall receive a letter from counsel for Lyons and the Bank that shall state that during the preparation of the Offering Circular, they participated in conferences with certain officers of, the independent public accountants for, and other representatives of Lyons and the Bank, at which conferences the contents of the Offering Circular and related matters were discussed and, while such counsel have not confirmed the accuracy or completeness of or otherwise verified the information contained in the Offering Circular, and do not assume any responsibility for such information, based upon such conferences and a review of documents deemed relevant for the purpose of rendering their view (relying as to materiality as to factual matters on certificates of officers and other factual representations by Lyons and the Bank), nothing has come to their attention that would lead them to believe that the Offering Circular, or any amendment or supplement thereto (other than the consolidated financial statements, the notes thereto, and other tabular, financial, and statistical data included therein as to which no view need be rendered) contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

f) NECA shall have received on the Closing Date, a certificate or certificates of the President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer of Lyons and the Bank to the effect that, as of the Closing Date:

i) they have carefully reviewed the Offering Circular and, in their opinion, at the time the Offering Circular became authorized for final use, the Offering Circular did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

ii) since the date the Offering Circular became authorized for final use, no event has occurred which should have been set forth in an amendment or supplement to the Offering Circular which has not been so set forth, including specifically, but without limitation, any material adverse change in the condition, financial or otherwise, or in the earnings, capital, properties or business of Lyons or the Bank, taken as a whole, and the conditions set forth in this Section 5 have been satisfied;

iii) The Offering Circular has been approved for use by the SEC and no cease and desist order suspending the use of the Offering Circular has been issued, and no proceedings for such purpose have been taken or are, to his knowledge, contemplated by the SEC.

iv) They do not know of any litigation instituted or threatened against Lyons or the Bank of a character required to be disclosed in the Offering Circular which is not so disclosed; and the representations and warranties of the Bank contained in Section 2 hereof are true and correct in all material respects as of the Closing Date.

v) They have carefully examined the Offering Circular and all amendments or supplements and, to the best of their knowledge, as of the dates on which they were approved, the statements contained in each respective application were true and correct in all material respects, and to the best of his or her knowledge such Offering Circular did not omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading and, to the best of his or her knowledge, since the date of each applications respective approval, no event has occurred which should have been set forth in a supplement to or an amendment of such application which has not been so set forth in such supplement or amendment.

g) Concurrently with or prior to the commencement of the Rights Offering, NECA shall receive a letter from Bonadio & Co., LLP, dated the date thereof and addressed to NECA: (i) confirming that said firm is an independent registered public accounting firm within the meaning of Rule 101 of the Code of Ethics of the American Institute of Certified Public Accountants and the standards established by the Public Company Accounting Oversight Board, (ii) stating in effect that in their opinion the 2011 consolidated financial statements of Lyons included in the Offering Circular and covered by their opinion included therein comply as to form in all material respects with the applicable accounting requirements of the Securities Act of 1933, Regulation A (17 C.F.R. Part 231.251); (iii) stating in effect that, on the basis of certain agreed upon procedures (but not an audit in accordance with generally accepted auditing standards) consisting of a reading of the latest available unaudited interim consolidated financial statements of Lyons, a reading of the minutes of the meetings of the Board of Directors and consultations with officers of Lyons and the Bank responsible for financial and accounting matters, nothing came to their attention which caused them to believe that: (A) except as set forth in the Offering Circular, any unaudited consolidated financial statements included in the Offering Circular fail to comply as to form in any material respect with the applicable requirements of the Act, Regulation A; (B) except as set forth in the Offering Circular, such unaudited consolidated financial statements are not in conformity with GAAP applied on a basis substantially consistent with that of the 2011 audited consolidated financial statements included in the Offering Circular; or (C) during the period from the date of the latest unaudited consolidated financial statements included in the Offering Circular to a specified date not more than the greater of three business days or five days prior to the date of such letter, except as has been described in the Offering Circular there was any increase in borrowings by Lyons; no material expense or extraordinary payments, or there was any decrease in the consolidated net assets of Lyons at the date of such letter as compared with amounts shown in the latest unaudited consolidated balance sheet included in the Offering Circular; and (iv) stating that, in addition to the examination referred to in their 2011 opinion included in the Offering Circular and the performance of the procedures referred to in clause (iii) of this subsection (g), they have compared such 2012 and 2011 amounts and/or percentages set forth in the Offering Circular as may reasonably be requested within the general accounting records of Lyons, which are subject to the internal controls of their accounting system and other data prepared by Lyons directly from such accounting records, to the extent specified in such letter; and compared 2010 and prior years amounts and/or percentages set forth in the Offering Circular may reasonably request with audited financial statements, which were audited by other auditors, or general accounting records of Lyons, to the extent specified in such letter; and they have found such amounts and percentages to be in agreement therewith.

h) At the Closing Date, NECA shall receive a letter from Bonadio & Co., LLP, dated the Closing Date and addressed to NECA, confirming the statements made by them in the letter delivered by them pursuant to subsection (g) of this Section 5, the "specified date" referred to in clause (iii)(C) thereof to be a date specified in such letter, which shall not be more than the greater of three business days or five days prior to the Closing Date.

i) Prior to the use of the Offering Circular to solicit subscriptions for the Shares, clearance shall have been received from the FINRA as to the amount of compensation allowable and payable to NECA, as such compensation is described herein, and such clearance shall not have been suspended or revoked between the date of this Agreement and the Closing Date.

j) At or prior to the Closing Date, the Agent shall receive: (i) a certificate of good standing from the State of New York evidencing the good standing of Lyons; (ii) a certificate of good standing from the OCC evidencing the good standing of the Bank; and (iii) a certificate from the FDIC evidencing the Bank's insurance of accounts.

k) Concurrently with or prior to the commencement of the Rights Offering, NECA shall receive a letter from Parente Beard LLC, dated the date thereof and addressed to NECA: (i) confirming that said firm is independent within the meaning of Rule 101 of the Code of Ethics of the American Institute of Certified Public Accountants in effect in connection with their opinion on the 2010 consolidated financial statements of Lyons included in the Offering Circular.

All such opinions, certificates, letters and documents will be in compliance with the provisions hereof only if they are reasonably satisfactory in form and substance to NECA and to counsel for NECA. Any certificates signed by an officer of Lyons or the Bank and delivered to NECA or to counsel for NECA shall be deemed a representation and warranty by Lyons or the Bank to NECA as to the statements made therein. If any condition to NECA's obligations hereunder to be fulfilled prior to or at the Closing Date is not so fulfilled, NECA may terminate this Agreement or, if NECA so elects, may waive any such conditions which have not been fulfilled or may extend the time of their fulfillment.

6. Indemnification.

a) Lyons and the Bank agree to:

(i) indemnify and hold harmless NECA (including for this purpose its affiliate, Loomis & Co., Inc.), each Soliciting Dealer, their directors, officers, partners, members, agents, representatives, employees or affiliates (as such term is defined in rule 501(b) under the Act) and each person, if any, who controls any of them within the meaning of Section 15 of the Act or Section 20(a) of the Securities Exchange Act of 1934, as amended (collectively, the "Indemnified Parties") against any and all loss, liability, claim, damage or expense (including legal counsel fees) whatsoever, joint or several, as incurred:

(A) to which they may become subject under any statute, common law or otherwise insofar as such loss, liability, claim, damage or expense is in connection with services rendered to Lyons or the Bank pursuant to this Agreement in connection with the Offering or arises out of or is based upon any untrue or alleged untrue statement of a material fact required to be stated in or necessary to make not misleading any statements contained in the Offering Circular (as from time to time amended and supplemented), or arising out of or based upon the omission or alleged omission of a material fact required to be stated in any of the foregoing documents or necessary to make the statements in the foregoing documents, in light of the circumstances under which they were made, not misleading and/or

(B) to the extent of the aggregate amount paid in settlement of any litigation or any investigation or proceeding by any governmental entity, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, *provided* that any such settlement is effected with the written consent of Lyons and the Bank, *provided, however,* that if at any time an Indemnified Party shall have requested Lyons and/or the Bank to reimburse the Indemnified Party for fees and expenses of counsel, Lyons and the Bank agree that they shall be liable for any settlement of the nature contemplated by this paragraph effected without their written consent if (1) such settlement is entered into more than 45 days after receipt by Lyons and/or the Bank of the aforesaid request, (2) Lyons and/or the Bank shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (3) Lyons and/or the Bank shall not have reimbursed such Indemnified Party in accordance with such request prior to the date of such settlement; and

(ii) promptly reimburse such persons for any legal or other expenses reasonably incurred by each or any of them in connection with investigating, preparing to defend or defending against any such action, proceeding or claim (whether commenced or threatened) brought against any Indemnified Party by any person

provided, however, that such indemnification shall be inapplicable if such loss, liability, claim, damage or expense arises out of or is based upon any untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact which was made in reliance upon and in conformity with written information furnished to Lyons and/or the Bank with respect to NECA by or on behalf of NECA expressly for use in the Offering Circular or any amendment or supplement thereof. This indemnity shall be in addition to any liability Lyons and/or the Bank may otherwise have to any Indemnified Party.

b) NECA agrees to indemnify and hold harmless Lyons or the Bank and each person, if any, who controls Lyons or the Bank within the meaning of Section 15 of the Act or Section 20(a) of the Securities Exchange Act of 1934, as amended, to the same extent as the foregoing indemnity from Lyons or the Bank to the Indemnified Parties, but only with respect to statements or omissions, if any, made in the Offering Circular or any amendment or supplement thereof and in conformity with, written information furnished to Lyons or the Bank with respect to NECA by or on behalf of NECA expressly for use in the Offering Circular or any amendment or supplement thereof. In case any action shall be brought against Lyons or the Bank or any person so indemnified based on the Offering Circular or any amendment or supplement thereof, and in respect of which indemnity may be sought against NECA, NECA shall have the rights and duties given to Lyons or the Bank and each person so indemnified shall have the rights and duties given to the Indemnified Parties by the provisions of subsection (a) above.

c) If any action is brought against a party for which indemnification is to be sought under subsection (a) or (b) of this Section 6, such party shall promptly notify the party or parties against whom indemnification is to be sought in writing of such action and shall cooperate with such party or parties with respect to the defense thereof; provided, however, that failure so to notify the party or parties against whom indemnification is to be sought hereunder will not relieve such party or parties from its or their obligation to provide such indemnification unless and to the extent that such failure results in the forfeiture by such party or parties of substantial rights or defenses. If any such claim or action shall be brought against an indemnified party, and it shall notify the indemnifying party thereof, the indemnifying party shall be entitled to participate therein, and, to the extent that it wishes, jointly with any other similarly notified indemnifying party, to assume the defense thereof with counsel reasonably satisfactory to the indemnified party. After notice from the indemnifying party to the indemnified party of its election to assume the defense of such claim or action, the indemnifying party shall not be liable to the indemnified party under this Section 6 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation, unless the named parties to any such action (including any impleaded parties) include an indemnified and an indemnifying party and the indemnified party has been advised in writing by separate counsel that it is likely that there are one or more legal defenses available to such indemnified party which are different from or addition to those available to the indemnifying party and that as a result thereof the joint defense of such action would be substantially prejudicial to the indemnified party, in which case the indemnifying party shall not have the right to assume the defense of such action or proceeding on behalf of the indemnified party, and the indemnifying party shall pay as incurred the reasonable fees and expenses of the counsel retained by the indemnified party to whom the indemnifying party shall have no reasonable objection. It is understood, however, that the indemnifying party shall not, in connection with any one such claim or action, or separate but substantially similar or related claims or actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one such separate firm of attorneys for all the indemnified parties and their respective controlling persons, which firm shall be designated in writing by the indemnified parties. An indemnifying party shall not be obligated to reimburse an indemnified party hereunder for any amount paid to effect settlement of any action or claim unless such settlement shall have been consented to in writing by the indemnifying party or unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement of judgment. Lyons or the Bank agree to promptly notify NECA of the commencement of any litigation or proceeding against Lyons or the Bank or any of its officers or directors in connection with the sale of the Shares or in connection with the Offering Circular or any amendment or supplement thereof.

d) If the indemnification provided for in subsection (a) or (b), as the case may be, of this Section 6 is unavailable to or insufficient to hold harmless an Indemnified Party or Lyons or the Bank, as the case may be, in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then Lyons or the Bank or the Indemnified Parties, as the case may be, in lieu of indemnifying such Indemnified Party or Lyons or the Bank, as the case may be, shall contribute to the amount paid or payable by such Indemnified Party or Lyons or the Bank, as the case may be, of such losses, claims, damages or liabilities (or actions in respect thereof) (i) in such proportion as is appropriate to reflect the relative benefits received by Lyons or the Bank on the one hand and the Indemnified Parties on the other from the offering of the Shares, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of Lyons or the Bank on the one hand and of the Indemnified Parties on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by Lyons or the Bank on the one hand and the Indemnified Parties on the other shall be deemed to be in the same proportion as the total net proceeds from the offering of the Shares (before deducting expenses) received by Lyons or the Bank bear to the total compensation (before deducting expenses) received by the Indemnified Parties. The relative fault of Lyons or the Bank and the Indemnified Parties shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by Lyons or the Bank or the Indemnified Parties and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

Lyons or the Bank and the Indemnified Parties agree that it would not be equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an Indemnified Party or Lyons or the Bank, as the case may be, as a result of the losses, claims, damages and liabilities (or actions in respect thereof) referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party or Lyons or the Bank, as the case may be, in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), the Indemnified Parties shall not be required to contribute any amount in excess of the amount by which the total compensation received by the Indemnified Parties pursuant to this Agreement exceeds the amount of any damages which such Indemnified Party otherwise has been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

e) In addition to the foregoing, in light of the fact that Bonadio & Co., LLP will limit its comfort to NECA under Section 5(g) to amounts in the Offering Circular for 2011 and subsequent periods, but not for periods prior to 2011, Lyons and the Bank agree to: indemnify and hold harmless NECA (including for this purpose its affiliate, Loomis & Co., Inc.), each Soliciting Dealer, their directors, officers, partners, members, agents, representatives, employees or affiliates (as such term is defined in rule 501(b) under the Act) and each person, if any, who controls any of them within the meaning of Section 15 of the Act or Section 20(a) of the Securities Exchange Act of 1934, as amended (collectively included within the term of "Indemnified Parties") against any and all loss, liability, claim, damage or expense (including legal counsel fees) whatsoever, joint or several, as incurred for any liability under the Act or the Securities Exchange Act of 1934, as amended, in respect of or relating to amounts in the Offering Circular for periods prior to 2011 for which comfort is not given by Bonadio & Co, LLP but would otherwise be covered by the subject matter of Section 5(g).

7. <u>Survival of Agreements, Representations, Warranties and Indemnities</u>. The respective indemnities and agreements of Lyons or the Bank and NECA and the representations and warranties of Lyons or the Bank set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of NECA or Lyons or the Bank or any controlling person referred to in Section 6 hereof, and shall survive any termination of this Agreement and/or issuance of the Shares, and any successor or assign of NECA, Lyons or the Bank or any such controlling person or any legal representative of such controlling person shall be entitled to the benefit of the respective indemnities, agreements, warranties and representations.

8. Termination.

a) NECA shall have the right to terminate this Agreement at any time prior to the Closing Date if any domestic or international event or act or occurrence has materially disrupted, or in NECA's good faith opinion will in the immediate future materially disrupt, securities markets; or if trading on the New York Stock Exchange shall have been suspended, or minimum or maximum ranges for prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required, on the New York Stock Exchange, The NASDAQ Stock Market or the American Stock Exchange, by such exchange or by the order of the Securities and Exchange Commission or any other governmental authority having jurisdiction; or if the United States shall have become involved in a war or major hostilities; or if a banking moratorium has been declared by New York State or a federal authority; or if a moratorium in foreign exchange trading by major international banks has been declared; or if there shall have been such material adverse change in the condition or prospects of Lyons or the Bank or the prospective market for Lyon's securities, including, without limitation, any material developments relating to any proposed banking legislation, as in NECA's good faith opinion would make it inadvisable to proceed with the offering, sale or delivery of the Shares.

b) NECA shall have the right to terminate this Agreement at any time prior to the Closing Date if there has been (i) a material breach of this Agreement by Lyons or the Bank which has not been cured, or adequate assurance of cure given, within fifteen days following notice of such breach as provided in part (d) herein, or (ii) a material breach of a representation or warranty by Lyons or the Bank which by its nature cannot be cured by the Closing Date.

c) NECA shall have the right to terminate this Agreement at or prior to the Closing Date in the event that clearance by FINRA as to the amount of compensation allowable and payable to NECA, as such compensation has been described herein, has been suspended or revoked.

d) If NECA elects to terminate this Agreement as provided in this Section 8, Lyons or the Bank shall be notified promptly by NECA by telephone or telecopier, confirmed by letter.

9. Parties. This Agreement shall inure solely to the benefit of, and shall be binding upon, NECA, Lyons or the Bank and the controlling and other persons referred to in Section 6 hereof, and their respective successors, legal representatives and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provision herein contained.

10. Construction. This Agreement shall be construed in accordance with the laws of the State of New York without regard to conflicts of laws purposes.

11. Entire Agreement. This Agreement, including schedules and exhibits hereto, which are integral parts hereof and incorporated as though set forth in full, constitutes the entire agreement between the parties pertaining to the subject matter hereof superseding any and all prior or contemporaneous oral or prior written agreements, proposals, letters of intent and understandings, including but not limited to (i) that certain Agency Agreement between Lyons, the Bank and NECA dated as of April 30, 2012, (ii) that Amended and Restated Agency Agreement between Lyons, the Bank and NECA dated as of May 15, 2012 and (iii) that Financial Advisory and Lead Managing Underwriter, Selling Agent or Placement Agent Agreement between Lyons, the Bank and NECA dated as of January 17, 2012, and cannot be modified, changed, waived or terminated except by a writing which expressly states that it is an amendment, modification or waiver, refers to this Agreement and is signed by the party to be charged. No course of conduct or dealing shall be construed to modify, amend or otherwise affect any of the provisions hereof.

12. Confidentiality. In connection with NECA's activities on behalf of Lyons and the Bank as contemplated by this Agreement, Lyons and the Bank will furnish and have furnished NECA with all financial and other information regarding Lyons and the Bank that NECA reasonably believes appropriate to its assignment. Lyons and the Bank will provide and have provided NECA with access to the officers, directors, employees, independent accountants, legal counsel and other advisors and consultants for Lyons and the Bank. Any such information which is not public and which is identified in writing by Lyons and the Bank to NECA to be confidential will be held by NECA in confidence unless disclosure is approved by Lyons and the Bank in advance or required by law.

13. Headings. Headings on the Sections in this Agreement are for reference purposes only and shall not be deemed to have any substantive effect.

14. Miscellaneous. This Agreement may be signed in various counterparts which together will constitute one agreement.

If the foregoing correctly sets forth the understanding between NECA on the one hand and the Bank on the other, please so indicate in the spaces provided below for that purpose, whereupon this letter shall constitute a binding agreement between us, accepted as of the date first above written.

Yours very truly,

LYONS BANCORP, INC. and
LYONS NATIONAL BANK

By: ______________________
Robert A. Schick
President & Chief Executive Officer

LOOMIS & CO., INC.
NORTHEAST CAPITAL & ADVISORY, INC.

By: ______________________
Arthur L. Loomis, II
President

NECA:/Lyons

13. Headings. Headings on the Sections in this Agreement are for reference purposes only and shall not be deemed to have any substantive effect.

14. Miscellaneous. This Agreement may be signed in various counterparts which together will constitute one agreement.

If the foregoing correctly sets forth the understanding between NECA on the one hand and the Bank on the other, please so indicate in the spaces provided below for that purpose, whereupon this letter shall constitute a binding agreement between us, accepted as of the date first above written.

Yours very truly,

LYONS BANCORP, INC. and
LYONS NATIONAL BANK

By: ______________________________
Robert A. Schick
President & Chief Executive Officer

LOOMIS & CO., INC.
NORTHEAST CAPITAL & ADVISORY, INC.

By: ______________________________
Arthur L. Loomis, II
President

NECA:/Lyons

Exhibit 10.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation in the Offering Circular of our report dated March 1, 2012, relating to the consolidated financial statements of Lyons Bancorp, Inc. and subsidiary as of and for the year ended December 31, 2011. We also consent to the reference to our firm under the heading "Experts" in the Offering Circular.

Bonadio & Co., LLP

Syracuse, New York
May 11, 2012

Consent of Independent Auditors

Lyons Bancorp, Inc.
Lyons, New York

We hereby consent to the inclusion of our report dated March 31, 2011, except for Note 10, for which the date is April 10, 2012, relating to the consolidated financial statements as of and for the year ended December 31, 2010 appearing in this Offering Circular on Form 1-A.

We also consent to the reference to us under the "Experts" caption in this Offering Circular.

ParenteBeard LLC

Harrisburg, Pennsylvania
May 11, 2012

CONSENT AND CERTIFICATION BY SELLING AGENT

Northeast Capital and Advisory, Inc.
7 Airport Park Blvd.
Latham, New York 12110

1. The undersigned hereby consents to being named as Selling Agent in the amended offering statement filed with the Securities and Exchange Commission by Lyons Bancorp, Inc., a New York corporation, pursuant to Regulation A in connection with its proposed offering of its common stock, par value $0.50, to its existing shareholders and to new investors in a supplemental offering.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the offering statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If preliminary offering circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a preliminary offering circular by the undersigned and, if such preliminary offering circular is inaccurate or inadequate in any material respect, to furnish a revised preliminary offering circular or a final offering circular to all such persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

Northeast Capital & Advisory, Inc.

Arthur L. Loomis, II, President
Latham, New York
May 15, 2012

{1534457: }

SIGNATURES

The issuer has caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lyons, State of New York, on this 16th day of May, 2012.

LYONS BANCORP, INC.

By ______________________
Robert A. Schick
President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the date indicated.

By: ______________________
Robert A. Schick, President,
Chief Executive Officer, and Director

Date: May 16, 2012

By: ______________________
Diana R. Johnson
Chief Financial Officer, and Treasurer

Date: May 16, 2012

By: ____***____
David J. Breen, Jr., Director

Date: May 16, 2012

By: ____***____
Clair J. Britt, Jr., Director

Date: May 16, 2012

By: ____***____
Joseph Fragnoli, Director

Date: May 16, 2012

By: ____***____
Andrew F. Fredericksen, Director

Date: May 16, 2012

By: ____***____
Dale H. Hemminger, Director

Date: May 16, 2012

By: ____***____
James A. Homburger, Director

Date: May 16, 2012

By: ____***____
Thomas L. Kime, Director

Date: May 16, 2012

By: ____***____
Bradley Person, Director

Date: May 16, 2012

By: ____***____
James E. Santelli, Director

Date: May 16, 2012

By: ____***____
John J. Werner, Jr., Director

Date: May 16, 2012

***By: ______________________
Robert A. Schick, *Attorney-in-fact*

{1536342: }